Filed Pursuant to Rule 424(b)(3)
File No. 333-165793

PROSPECTUS

Stream Global Services, Inc.

Offer to Exchange

$200,000,000 principal amount of its 11.25% Senior Secured Notes due 2014,

which have been registered under the Securities Act of 1933, for any and all of its outstanding 11.25% Senior Secured Notes due 2014

We are offering to exchange all of our outstanding 11.25% senior secured notes due 2014, which we refer to as the old notes, for new 11.25% senior secured notes due 2014, in an exchange transaction that is being registered hereby. We refer to these new notes as the exchange notes, and together with the old notes, the notes. The terms of the exchange notes are identical to the terms of the old notes except that the transaction in which you may elect to receive the exchange notes has been registered under the Securities Act of 1933, as amended, or the Securities Act, and, therefore, the exchange notes are freely transferable.

We will pay interest on the notes on April 1 and October 1 of each year. The first such payment will be made on April 1, 2010. The notes will mature on October 1, 2014. At any time prior to October 1, 2012, we may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest and special interest, if any, to the redemption date and a “make-whole” premium, as described in this prospectus. At any time prior to October 1, 2012, we may redeem up to 35% of the notes with the proceeds of certain qualified equity offerings at the redemption price set forth in this prospectus, plus accrued and unpaid interest and special interest, if any, to the redemption date. In addition, prior to October 1, 2012, not more than once in any 12-month period, we may redeem up to 10% of the original aggregate principal amount of the notes at a redemption price of 103%, plus accrued and unpaid interest and special interest, if any, to the redemption date. On or after October 1, 2012, we may redeem all or a part of the notes at the redemption prices set forth in this prospectus, plus accrued and unpaid interest and special interest, if any, to the redemption date. If we experience certain change of control events, each holder of the notes may require us to repurchase all or a part of its notes at the price set forth in this prospectus, plus accrued and unpaid interest and special interest, if any, to the date of repurchase.

Our obligations under the notes will be fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by our existing and future domestic subsidiaries, other than certain immaterial subsidiaries. See “Description of the Exchange Notes.” The notes and the related note guarantees will be secured by a second priority lien on our assets and the assets of the guarantors that primarily secure obligations under our asset-based credit facility and a first priority lien in all of our other assets and the other assets of the guarantors, other than certain excluded assets.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at 5:00 p.m., Eastern time, on May 11, 2010, which is 20 business days after the commencement of the exchange offer, unless extended.

•	All old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer will be exchanged for exchange notes.

•	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

•	The exchange of old notes for exchange notes pursuant to the exchange offer should not be a taxable event for United States federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system.

Broker-dealers receiving exchange notes in exchange for old notes acquired for their own account through market-making or other trading activities must deliver a prospectus in any resale of the exchange notes.

See “Risk Factors” beginning on page 25 to read about important factors you should consider in connection with the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 13, 2010.

Each broker-dealer that receives the exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days following the effective date of the registration statement of which this prospectus is a part, or such longer period if extended, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

PROSPECTUS SUMMARY

This summary highlights important information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. This prospectus includes specific terms of the exchange offer, as well as information regarding our business and detailed financial data. Please review this prospectus in its entirety, including the information set forth under the heading “Risk Factors,” the financial statements and related notes and other financial data included herein, before making an investment decision.

In this prospectus, (i) the term “Combination” means the acquisition by Stream of EGS Corp., or EGS, which is the parent company of eTelecare Global Solutions, Inc., or eTelecare, as discussed under “Certain Relationships and Related Transactions—eTelecare Share Exchange Agreement and Related Agreements,” and (ii) the term “Transactions” means, collectively, the offering of the old notes, the closing of our asset-based credit facility on October 1, 2009, or the ABL Credit Facility, and the repayment of certain outstanding indebtedness in October 2009 as described under the heading “Use of Proceeds.”

Our Company

We are a leading global business process outsourcing, or BPO, service provider specializing in customer relationship management, or CRM, including sales, customer care and technical support for Fortune 1000 companies. Our clients include leading technology, computing, telecommunications, retail, entertainment/media, and financial services companies. Our service programs are delivered through a set of standardized best practices and sophisticated technologies by a highly skilled multilingual workforce capable of supporting over 35 languages across 50 locations in 22 countries. We continue to expand our global presence and service offerings to increase revenue, improve operational efficiencies and drive brand loyalty for our clients.

We seek to establish long-term, strategic relationships with our clients by delivering high-value solutions that help improve our clients’ revenue generation, reduce operating costs, and improve customer satisfaction. To achieve these objectives, we work closely with our clients in order to understand what drives their economic value, and then implement processes and performance metrics to optimize results for our clients. We believe that this approach is crucial to winning and retaining clients and increasing our ability to withstand competitive pricing pressure. We view our investments in human capital as a critical value proposition and thus our culture is metric-driven and performance based.

The success of our differentiated client value proposition is demonstrated, in part, by the tenure of our client relationships. Several of our top clients have been with us for over a decade and the average duration of our relationship with our top ten clients by revenue is approximately ten years. Our clients include leading technology, software, and telecommunications companies, such as our three largest clients, Dell Inc., the Hewlett-Packard Company and AT&T Inc., which, on a pro forma basis giving effect to the Combination as if it occurred on January 1, 2009, accounted for 19%, 12% and 9%, respectively, of our revenues for the year ended December 31, 2009. We target these sectors because of their growth potential, their propensity to outsource, their large, global customer bases, and their complex product and service offerings, which often require sophisticated customer interactions.

For many of our clients, we service multiple customer touch points that may encompass several product and service lines. For several of our large, global clients, we perform more than 15 different programs across 10 different languages in multiple countries around the world. In most cases, our services for each client are performed under discrete, renewable, multi-year contracts that are individually negotiated with separate business leaders at the client and specify, among other things, the service level requirements, the tools and technology, the operating metrics, and various pricing grids depending on volume requirements. We typically bill our clients on a monthly basis either by the minute, the hour, or the transaction. In some cases, we also receive incentive based compensation from our clients that is directly connected to our performance and/or our ability to generate sales for our clients. The types of CRM and BPO services that we deliver are generally characterized by higher margins than those in the overall BPO sector. We had relationships with over 90 clients as of December 31, 2009. We believe that there are various barriers to entering the CRM and BPO services industry, including the need to establish a reputation in the marketplace, the importance of offering a global footprint, the value clients place on existing relationships, and the requirement to significantly invest in technology.

Our Service Offerings

Our service offerings enable our clients to increase revenue and enhance overall brand value and customer loyalty at many customer touch points. Our breadth of outsourced services includes technical support, customer care, sales and revenue generation, as well as other professional back-office services. We blend agility and flexibility with a global, standardized delivery model to create solutions that deliver real value—even in highly specialized industries.

We utilize our “Smart Shore” methodology to determine the optimal mix of support locations—onshore, nearshore, or offshore—and delivery mechanisms (voice, email, chat and self-service) to meet our clients’ complete customer care objectives. We meet the challenge of staffing to complex technical and sales requirements with multilingual skill sets across our global presence of 50 locations and 22 countries.

Whether delivered through voice, email or chat technologies, our suite of service offerings encompass the entire customer lifecycle, from technical support—typically the first point of post-sales contact—through ongoing customer care and cross-sell/up-sell opportunities. Our technical support services are designed to provide clients with a high-quality, cost-effective and efficient service delivery platform to handle transactions from multiple market segments. Using multimedia service delivery channels, we enable our clients to expand their current technical support service delivery platforms with cost effective and robust solutions for consumer and business customers.

Technical support services include transactions executed by end user customers who contact a solution center after they have purchased a product and/or service and are looking for assistance with its operation or usage. Technical support transactions may be initiated via a voice or via self-help, e-mail, chat/web collaboration and callback. To provide quality service, we integrate our service mediums so that end users are able to easily choose the medium that best meets their support needs.

In addition to technical support solutions, we offer ongoing customer service and customer care offerings. These are designed to manage customer relationships for our clients on an ongoing basis. We view each customer contact as an opportunity to build a relationship for our clients and enhance their overall brand value. We manage our clients’ vital customer relationships through our standardized best practices that begin with the recruitment, hiring and training of our service professionals. We employ such practices in order to identify the right customer service support professionals and equip them with the tools and training necessary to provide high levels of customer service.

We service many demanding and complex customer care engagements where a highly skilled workforce and specialized training are required. Our ability to resolve customer issues in a timely manner builds brand value for our clients and lays the foundation for future cross-sell and upsell opportunities. The blended care and sales programs that we develop help our clients reduce their operational costs while at the same time providing them the opportunity to increase their revenues. We place a high value on quality service delivery to create satisfied customers and strengthen brand loyalty.

Our customer retention programs are designed to help our clients build brand loyalty by utilizing the right CRM techniques and tools to improve response rates, increase order values and maximize revenues and profit. Since it is much more expensive to recruit a new customer than to retain an existing one, we tailor the approach we take generally with each client to ensure we are delivering a unique customer experience that secures brand loyalty. As customer satisfaction and loyalty increase, the number of “brand advocates” who are eager to spread the news about the client’s services/products increases.

Our customer service and retention programs build ongoing, solid relationships with customers, thereby positioning us to maximize ongoing sales opportunities through cross-sell and upsell opportunities and revenue generation services. Our revenue generation services are designed to provide our clients with the tools necessary to meet their corporate strategic goals for profitability and revenue. As restrictions on outbound calling campaigns increase and customers become increasingly resistant to unsolicited contacts, more companies are looking for ways to develop a system that enables them to maximize the revenue potential of customer support interactions, while maintaining high levels of customer service and satisfaction.

Our technology platform and application programs are central to providing BPO services to our clients. We provide a fully integrated comprehensive contact center delivery platform composed of interaction services that provide integrated customer interaction channels, contact center management services that allow us to efficiently deploy and optimize the use of our resources, and information services that provide for real-time analytics and reporting tools. Each of these three services is delivered virtually across our global infrastructure on a real-time basis. We employ a combination of our tools to provide services to our clients that allow them to leverage our best-of-breed technology.

Our interaction services utilize a combination of voice over internet protocol, or VoIP, and Sessions Initiation Protocol, or SIP, to deliver a rich set of integrated customer channels, including voice, speech, email and chat, that are integrated into a set of information and analytic platforms providing for the ability to leverage real time analytics and data analytic tools focused on enhancing the value of the customer interaction.

Our contact center management platform is a comprehensive management framework developed with a combination of proprietary applications and customized off-the-shelf software and tools, such as Oracle (for financial reporting and human resources management), Kronos (for time and attendance), Taleo (for applicant tracking), Aspect eWFM (for workforce management) and includes proprietary, quality monitoring, learning and development tools (including eLearning that allows for push-training directly to agent desktops) and workforce management tools.

Our technology and application platform provides powerful CRM features and scalable solutions for our clients on a global basis and when combined with our operating methods, allows us to deliver a richer customer experience at a lower cost, which is one of the critical factors that attract clients to us. Our clients are able to take advantage of our significant technology investment on a global basis.

Combination with eTelecare

On October 1, 2009, we acquired EGS, the parent company of eTelecare, in a stock-for-stock exchange, pursuant to which we issued to the former stockholders of EGS an aggregate of 23,851,561 shares of our common stock, 9,800,000 shares of our non-voting common stock and $9,990 in cash. On October 7, 2009, all of these shares of non-voting common stock were converted into shares of our voting common stock on a one-for-one basis.

Combination Rationale

The Combination merged two complementary businesses. Key benefits of the Combination include:

•

The creation of one of the leading public CRM and BPO services companies in the world. With 50 locations and approximately 30,000 employees worldwide, we are able to offer our clients customized global capabilities that can deliver integrated services in almost any geographic region across the world.

•

The ability to broaden our service offerings to include a full portfolio of sales and revenue generation, warranty management, customer loyalty and brand management, customer care, technical support, and customer life cycle management services. We believe this broad and integrated portfolio of global services is a key differentiating factor to win new clients and realize attractive cross-selling opportunities between the existing clients of Stream and eTelecare.

•

The expansion and diversification of our existing Fortune 1000 client base that includes some of the leading software, computing, telecommunication, and consumer product companies in the world. Moreover, Stream and eTelecare had only a few clients in common prior to the Combination, and, in instances where there was overlap, most services were performed in different geographies or for different lines of business. As a result, we believe the Combination allows us to increase our share of our existing clients’ CRM and BPO services and continue to integrate our delivery capability into our clients’ business models to become a key partner in the execution of their business plans.

•

The creation of a diversified geographic platform that is positioned for future growth in emerging markets. The Combination transformed Stream into a large CRM and BPO services company with solution centers located all over the world, and increased our presence in the Philippines, where we now have approximately 10,000 employees. The Philippines presents an attractive venue for outsourcing of CRM and BPO services, particularly when servicing customers located in North America. In addition to having low labor costs, we believe the Philippines offers a large pool of employees who are familiar with American culture and customs and, in many cases, are college educated.

•

The ability to extend our offerings into new industry segments such as healthcare, financial services, travel & hospitality, and utilities. In addition, the Combination significantly expanded our market share in the technology, computing, telecommunications and broadband industries and provides opportunities to cross-sell services to existing clients.

•

The ability to leverage our investment in technology to drive world class business performance and operating efficiencies. We expect to continue to invest in a combination of proprietary and customized third party technologies including complex VoIP telecommunications, work force management applications, information and reporting applications, and cloud based computing that will allow real-time access to data and tools. We also expect to continue to invest in tools and applications that enhance the efficiency of our operations.

Our Strengths

Leading CRM and BPO services provider. We believe that we are one of the leading publicly traded global CRM and BPO services providers based on annual revenues. Our service offerings include a full portfolio of sales and revenue generation, warranty management, customer loyalty and brand management, customer care, technical support, and customer life cycle management services. We believe this broad and integrated portfolio of global services is a key differentiating factor to win new clients and realize attractive cross-selling opportunities among our existing clients.

Strong global presence. We operate 50 locations across North America, Central America, Europe, the Philippines, India, the Middle East, and Africa. In addition, we expect to commence operations in one or more of the following countries in the near future: Brazil, Argentina, China, or Japan. We believe that our customers value this strong global presence and our ability to do business in multiple geographies depending on factors such as the life cycle of their products, the complexity of the work being performed, the cultural and language requirements, and the economics of the total service solution. As a result, our ability to customize a multi-shore strategy enhances our ability to win new clients or expand our market share of existing clients.

High quality, loyal client base in attractive sectors. We maintain broad and long-standing relationships with leading technology, software and telecommunications companies, such as Dell Inc., the Hewlett-Packard Company and AT&T Inc. In many cases, we service multiple customer touch points that may encompass several product and service lines and deliver services in a number of languages. For several of our large, global clients, we perform more than 15 different programs across 10 different languages in multiple countries around the world. Several of our clients have been with us for over a decade and the average duration of our relationship with our top ten clients by revenue is approximately ten years. We believe that we have sustainable and long-term relationships with our clients that make us an integral component of their planning, strategy, and cost model. Our clients seek our services due to our ability to provide scalable and timely solutions that leverage our proven processes and technology investments. We believe that our approach to client service and our relationships will allow us to maintain our existing base of business and grow new business as our clients launch new products and enter new geographies. Our long-term client relationships enable us to establish recurring and predictable revenue. We have historically had a high level of success of renewing existing contracts and growing our base business with existing clients. In many cases, these long-term relationships allow us to sole source bid for opportunities and customize value-added CRM and BPO services for our clients in multi-geographic locations.

Strong industry growth opportunities. We have traditionally focused on the technology, software, and telecommunications segments within the CRM and BPO market because of their growth potential and attractive operating margins. IDC anticipates the CRM market growing from $59 billion in 2009 to $76 billion in 2013, a 6.8% compound annual growth rate. In addition, we seek to capitalize on the global trend toward outsourcing CRM and BPO services. We also believe that the current economic slowdown has increased demand for outsourcing not only because it can reduce customer service costs, but also because it offers an incremental channel to increase sales. At the same time, we expect to benefit from growth in emerging markets such as China and South America, including countries such as Argentina and Brazil, where we expect to provide services to a combination of in-country clients and our existing multi-national clients. These emerging markets are estimated to grow at a greater rate than the developed markets. We employ a dedicated sales force that seeks to capitalize on and outperform these industry growth trends by winning new clients, increasing our market share of our existing client’s outsourced business, and introducing new service offerings at existing clients. We also believe that many large, multi-national companies are consolidating the number of global service providers they use to increasingly rely on those that offer a broad global footprint, advanced technology, and proven processes. We believe that the combination of these factors will allow us to continue to grow and gain market share over the next several years.

Opportunity for margin and cash flow enhancement. We have increased our gross margins as a percentage of revenue by over 200 basis points year over year from 2008 compared to 2009. We have achieved this improvement by focusing on key operating metrics such as average handle time, utilization, productivity, and attrition of our service professionals. We have also implemented new technologies in 2009 that have made our operations more efficient for our clients that have in turn increased our gross margins. We expect that future technology advances in SIP, cloud computing and other applications and technologies will further increase our gross margins and improve our efficiency. In addition, we service our clients in established programs at a substantially higher gross margin than our new clients while they are in a ramp-up period because of unpaid training and production inefficiencies. Over the past six months we have won a number of new clients that we expect to increase revenues but will reduce short term gross margins in 2010 as we ramp these new programs.

We also believe that our future gross margins will increase over the long term due to a higher proportion of our service delivery being performed offshore in places like the Philippines, where we currently have approximately 10,000 employees. We also believe that new emerging markets such as Brazil, Argentina and China will enable us to generate higher gross margins due to the lower cost of labor and rapid growth.

Strong executive leadership. Our management team is comprised of an experienced group of executives with a proven track record of creating value for clients, employees, and investors. Led by industry veteran, founder, chairman and chief executive officer, R. Scott Murray, our management team has extensive experience in the CRM and BPO industry. In the past twelve months we have added several experienced executives who have extensive industry experience, including a few of our competitors (many of whom are much larger than we are in terms of annual revenues). In addition, over 40 members of our management team, including our founder, chairman and chief executive officer, have previously worked together at Stream and other technology and service businesses, thereby adding to the depth of experience of our management team.

Committed financial sponsorship. Our financial sponsors, including Ares Corporate Opportunities Fund II, L.P (“Ares”), Providence Equity Partners (“Providence”), the Ayala Corporation and its affiliates (“Ayala”), and other members of our board of directors, including our founder, chairman and chief executive officer, R. Scott Murray, have invested a total of approximately $335 million of cash equity into Stream and eTelecare. Each of these financial sponsors and our founder, chairman and chief executive officer, is represented on our board of directors and has agreed to resale restrictions on their shares until October 2011, demonstrating their long-term commitment to our company.

Our Strategy

Our strategy is to be a leading provider of integrated, global CRM and BPO services that allow our clients to create maximum value for their customers over the long-term. In order to achieve this strategy, we intend to offer a broad suite of services that leverages an integrated technology platform on a global basis. We expect to increase our revenues and profitability while further growing our market position by implementing our global business strategy, which includes, among other things, the following key elements:

Expand organic revenue growth. We expect to increase our revenue through a combination of winning business from new clients and increasing our service offerings and market share for existing clients. We expect to continue to win new clients in the future as more companies outsource their CRM and BPO services. Additionally, many of our clients are consolidating their CRM and BPO relationships to vendors who can provide multiple service offerings on a global basis. We expect to capitalize on this trend by increasing our service offerings for existing clients and winning a greater share of services that they currently outsource. We also expect to generate new business by working with our clients to outsource non-core programs that are currently managed internally.

Enhance margins through global expansion and operating efficiency. We seek to enhance our gross and operating margins by improving our systems and infrastructure and by expanding our global operations. We also continue to work to improve our operating metrics, such as utilization and productivity, employee attrition, and workforce management, and take advantage of advanced technology tools, such as voice over internet protocol (“VoIP”), SIP, cloud computing, virtualization of the desktop, data center consolidation and hosting, learning and development platforms and standardized global processes to increase accessibility and quality of information and data exchange. As a result of these efforts, our gross margins increased by over 200 basis points year over year from 2008 compared to 2009. We also believe that we will continue to improve our margins with our expanded presence in the Philippines, a market characterized by higher gross margins than other onshore locations in North America and Europe due to the high quality of low cost labor, a dependable telecommunication infrastructure, and a general acceptance by most clients of the Philippines as a location to provide CRM services. We also believe that the emerging markets in Asia and South America offer attractive growth opportunities and are experiencing higher than average economic growth rates. As a result we intend to expand our service offerings into China, Japan, and/or South America.

Expand our revenue growth and market share through targeted acquisitions. We plan to grow our revenues and market share both organically and through targeted acquisitions. Our desire to enter new geographies, such as China, Japan and South America, as well as expand our service offerings to include new offerings, such as data management and possibly credit and collections, may be accomplished most efficiently and cost effectively through the acquisition of companies or assets, or through joint venture arrangements with third parties.

Expand current, and develop and implement new BPO service offerings to increase market share. We expect to expand our current service offerings, such as sales services, customer lifecycle management, and warranty services, within our existing client base to increase returns and profitability. Many of our clients are looking for global service providers that can not only provide an efficient and flexible cost model, but can also generate revenues to help reduce the overall cost of service and enhance customer interaction.

In the future, in addition to our core services, we expect to provide new BPO services that cross vertical segments, such as data management, language transcription and interpretation, and credit and collections to expand our business within our existing client base, as well as provide entry into new vertical markets, such as financial services, healthcare and government, and thereby increase our market share. We believe that we will be able to provide such services from our offshore centers during local day time hours. These services are typically characterized by a lower employee wage and do not require as high a degree of English proficiency as our core CRM services. We believe this will allow us to leverage our existing technology and facilities to gain a higher rate of return on our service locations. And as our industry develops further, we anticipate that our clients may outsource many other back-office infrastructure elements of their business to take advantage of our flexibility, technology, global infrastructure and standardized processes—all from one integrated service provider.

Build and implement a multi-year global technology roadmap. We believe that technology applications and infrastructure are critical to our business and allow us to offer our clients efficient services on a cost-effective basis. We expect to continue to invest in technology and will evaluate opportunities including complex VoIP and SIP telecommunications (which allows for faster service at lower costs) and cloud computing (which allows our employees to download user applications tools and data, making our operations more efficient and lowering costs) and virtualization of the desktop (which increases efficiency, work force and capacity management and lowers cost of applications). During 2009, we invested in technology applications that enhance efficiency such as applicant tracking, human resource information management systems, data and information portals, screen consolidation tools, learning and development tools, self-help portals for employees to manage their benefits, and real-time web-based training. We may also implement various client-facing technologies that are expected to enhance our relationships and revenue creation opportunities with our clients. Examples of these programs include fee-based services for our clients’ end user customers, remote diagnostics and security management, and analytical and data reporting services.

Our Industry

According to the 2009 IDC report titled “Worldwide and U.S. Outsourced Customer Care Services 2009-2013 Forecast Update: In the Wake of the Great Recession,” the global CRM market, which IDC refers to as the “Worldwide Customer Care Services” market, totaled $59 billion in 2009 and is expected to grow to $76 billion by 2013, a 6.8% compound annual growth rate. Additionally, according to IDC, only 25% of the total customer care market is estimated to be outsourced in 2009, a number that is expected to grow to 40% by 2013. The contact center outsourcing industry is highly fragmented and competitive, with the largest company representing

7% of the market, according to Frost & Sullivan. Despite an increasingly competitive market, we believe outsourcing will continue to grow as a result of higher client demand for cost savings along with a need for high-quality customer interactions and innovative service solutions that deliver real value. We also believe the desire for companies to focus on core competencies remains strong and will continue to drive them to outsource certain non-core functions to experienced outsource providers with the global scale, processes and technologies.

Additionally, as business becomes more global, many companies find that they do not have sufficient capacity or the optimal infrastructure, international experience or technology tools to service their customers. Therefore, they increasingly look to global BPO service providers like us, who have invested in technology and infrastructure and who have established a global presence, to deliver customer facing services in both established and emerging markets. The largest CRM and BPO customers are typically large multinational companies that require global outsourcing solutions to service segments of their customer base in multiple countries, languages, and service offerings. At the same time, they seek to work with a service partner that they are confident will not only be able to serve their needs over the long-term, but also be able to adjust scale quickly as volume requirements change. We believe that large corporations are increasingly outsourcing their CRM and BPO solutions as part of an overall effort to focus internal resources on their core competencies, improve customer satisfaction and retention, improve operating efficiencies, and reduce their overall cost of service. We believe that many of our clients have reduced or are considering reducing their number of service providers to a few core global relationships that can provide an integrated multi-service platform of offerings in a cost efficient manner. We also believe that many of our clients are seeking global BPO service providers that can provide services from many different countries where we currently do business, in geographic areas such as Europe, Africa, the Middle East, Central America, North America, India and the Philippines. We also believe that our clients will seek in-country services in the future from countries that include China, Japan, Brazil and Argentina.

Our global clients require (i) global servicing capabilities to fit the needs of particular products or programs in multiple languages, (ii) a sophisticated technology infrastructure that enables fully integrated customer interaction channels that are analytics enabled and virtually accessible across a global delivery platform, (iii) a solution driven approach that solves multiple customer needs, such as total customer experience, retention and lower customer churn rates, and creates new or expanded revenue opportunities for our clients, and (iv) a competitive total cost of solution that takes advantage of technology, applications, defined processes and a diverse global operation.

Our History

Our company was formed by our Chairman and Chief Executive Officer in June 2007. In October 2007, we consummated our initial public offering, in which we sold 31,250,000 units, each consisting of one share of our common stock and one warrant to purchase one share of our common stock. We received total gross proceeds of $250 million and net proceeds of $246 million. In July 2008, we acquired Stream Holdings Corporation, or SHC, for $129 million (which reflected the $200 million purchase price less assumed indebtedness, and certain fees). In connection with our acquisition of SHC, we changed our name from Global BPO Services Corp. to Stream Global Services, Inc. and we exited the development stage of operations. On October 1, 2009, we acquired EGS, the parent company of eTelecare, in a stock-for-stock exchange, pursuant to which we issued to the former stockholders of EGS 23,851,561 shares of our common stock, 9,800,000 shares of our non-voting common stock and $9,900 in cash. On October 7, 2009, all of these shares of non-voting common stock were converted into shares of our voting common stock on a one-for-one basis.

Our Structure

The following chart summarizes our current corporate structure:

COMPANY ORGANIZATIONAL CHART*
As of March 30, 2010

US ABL Borrower And Note Issuer
US Borrowers
Foreign Borrowers
Note Guarantors
Stream Global Services, Inc. (DE, USA)
Stream Holdings Corporation (DE, USA)
eTelecare Global Solutions - US, Inc. (DE, USA)
eTelecare Global Solutions-AZ, Inc. (AZ, USA)
Other US and Foreign Subsidiaries
Steam International Inc. (DE, USA)
Stream New York Inc. (DE, USA)
Stream International (Bermuda) Ltd.
Stream International Canada Inc. (Canada)
Stream International Europe BV (Netherlands)
Foreign Branches of Stream International, Inc.
Other Foreign Subsidiaries
Other Foreign Subsidiares
Stream International Service Europe BV ("Netherlands")
SGS Netherlands CV (Netherlands)
Stream Global Services LLC
Other Foreign Subsidiaries
SGS Netherlands Coopertief U.A. (Netherlands)
SGS Netherlands Investment Corporation B.V. (Netherlands)
Other Foreign Subsidiaries

*Guarantors of the ABL Facility include both the Note Guarantors and certain other foreign subsidiaries.

Non-guarantor subsidiaries generated approximately 12% of our customer revenues for year ended December 31, 2009, and had approximately $9.5 million of indebtedness and held approximately 20% of our total assets prior to intercompany eliminations as of December 31, 2009.

Our Financial Sponsors

Founded in 1997, Ares Management LLC, or Ares Management, is a global alternative asset manager and SEC registered investment adviser. As of December 31, 2009, Ares Management had approximately $33 billion of committed capital under management. With complementary pools of capital in private equity, private debt and capital markets, Ares Management has the ability to invest across all levels of a company’s capital structure. The firm is headquartered in Los Angeles with approximately 250 employees and professionals located across the United States and Europe.

Founded in 1834, the Ayala Corporation, or Ayala, is one of the oldest and largest conglomerates in the Philippines. Ayala and its listed subsidiaries have a combined market capitalization of approximately $13 billion. Livelt is Ayala’s BPO holding company that operates with a strategy to acquire or invest in existing U.S., Philippine, or India BPO companies that provide complex services, and have proven management teams, well-established customer relationships in the global markets, and the potential for add-on acquisitions. Livelt also contributes its proven track record in helping to build successful global BPO companies, particularly in the areas of strategy, senior management recruiting, and M&A.

Founded in 1989, Providence Equity Partners, or Providence, is the largest private equity firm focused exclusively on the media and entertainment, communications, and information services space with over $22 billion of equity capital under management. Currently investing a $12 billion global fund, Providence utilizes over 70 investment professionals in the U.S., Europe, and Asia. Providence has an extensive global portfolio and network of relationships comprising major corporations in the sectors in which it operates, experienced executives and directors with in-depth industry knowledge, and special advisors providing legal, regulatory and political insights.

As of March 16, 2010, Ares Corporate Opportunities Fund II, L.P., or Ares, an affiliate of Ayala, an affiliate of Providence and our Chairman and Chief Executive Officer held approximately 44.9%, 25.5%, 16.7% and 4.7%, respectively, of our issued and outstanding common stock. Representatives of each of our financial sponsors and our Chairman and Chief Executive Officer have agreed to a resale restriction through October 2011 related to their shares, demonstrating their commitment to the company. A representative of each of our financial sponsors and our Chairman and Chief Executive Officer serves on our Board.

Corporate Information

Stream Global Services, Inc. is a Delaware corporation. Our principal office is located at 20 William Street, Suite 310, Wellesley, Massachusetts 02481, and our telephone number is (781) 304-1800. Our website address is www.stream.com. The information on our website is not a part of this prospectus.

The Offering of the Old Notes

On October 1, 2009, we completed an offering of $200 million in aggregate principal amount of 11.25% senior secured notes due 2014, which was exempt from registration under the Securities Act.

Old Notes	We sold the old notes to Goldman, Sachs & Co., Wells Fargo Securities, LLC, Morgan Stanley & Co. Incorporated and RBC Capital Markets Corporation, the initial purchasers, on October 1, 2009. The initial purchasers subsequently resold the old notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

Registration Rights Agreement	In connection with the sale of the old notes, we and the subsidiary guarantors, which we refer to as the guarantors, entered into a registration rights agreement with the initial purchasers. Under the terms of the registration rights agreement, we and the guarantors agreed to:

(1)	file a registration statement for the exchange offer of the new notes with the SEC on or prior to 180 days after the issue date of the old notes;

(2)	use commercially reasonable efforts to have the registration statement declared effective by the SEC on or prior to 270 days after the issue date of the old notes;

(3)	unless the exchange offer would not be permitted by applicable law or SEC policy:

(a)	commence the exchange offer; and

(b)	use all commercially reasonable efforts to issue on or prior to 30 business days, or longer, if required by applicable securities laws, after the date on which the registration statement was declared effective by the SEC, exchange notes in exchange for all notes tendered prior thereto in the exchange offer; and

(4)	file a shelf registration statement for the resale of the old notes, under specified circumstances, with the SEC on or prior to 90 days after such filing obligation arises and use commercially reasonable efforts to cause the shelf registration statement to be declared effective by the SEC on or prior to 180 days after such obligation arises (but in no event earlier than our and the guarantors’ obligation with respect to the exchange offer registration statement).

We will be obligated to pay special interest if we or the guarantors fail to satisfy our obligations under the registration rights agreement with respect to the notes under certain circumstances, including if:

•	we and the guarantors are unable to cause the required exchange offer registration statement to become effective on time; or

•	we and the guarantors do not consummate the offer to exchange the old notes for the exchange notes on time (each such event referred to in the bullets above, a “registration default”).

If there is a registration default, the annual interest rate on the notes will increase by 0.25%. The annual interest rate on the old notes will increase by 0.25% for any subsequent 90-day period during which the registration default continues, up to a maximum additional interest rate of 1.00% per year. If we cure the registration default, additional interest shall cease to accrue. If we must pay additional interest on the old notes, we will pay such interest in cash on the same date that we make other interest payments on the old notes.

The Exchange Offer

Exchange Offer	$2,000 principal amount of exchange notes will be issued in exchange for each $2,000 principal amount of old notes validly tendered and integral multiples of $1,000 in excess thereof.

Resale	Based upon interpretations by the staff of the SEC set forth in no-action letters issued to unrelated third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, unless you:

•	are an “affiliate” of Stream Global Services, Inc. or any guarantor within the meaning of Rule 405 under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of your business;

•	have an arrangement or understanding with any person to engage in the distribution of the exchange notes; or

•	are engaging in or intend to engage in a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for old notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Any holder of old notes who:

•	is an affiliate of Stream Global Services, Inc. or any guarantor;

•	does not acquire exchanges notes in the ordinary course of its business; or

•	tenders its old notes in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corp. (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, publicly available July 2, 1993, or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Expiration Date	The exchange offer will expire at 5:00 p.m., Eastern time, on May 11, 2010, which we refer to as the expiration date, unless we, in our sole discretion, extend it.

Conditions to Exchange Offer	The exchange offer is subject to certain conditions, some of which may be waived by us. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedure for Tendering Old Notes	If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, or the copy, together with the old notes and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal.

If you hold old notes through The Depositary Trust Company, which we refer to as DTC, and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC by which you will agree to be bound by the letter of transmittal.

By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•	you are not an “affiliate” of Stream Global Services, Inc. or any guarantor within the meaning of Rule 405 under the Securities Act;

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you do not have an arrangement or understanding with any person to engage in the distribution of the exchange notes;

•	you are not engaging in or intend to engage in a distribution of the exchange notes; and

•

if you are a broker-dealer that will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, that you will comply with the applicable provisions of the Securities Act (including, but not limited to, the prospectus delivery requirements thereunder).

We will accept for exchange any and all old notes that are properly tendered in the exchange offer prior to the expiration date. The exchange notes issued in the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer—Procedures For Tendering.”

Special Procedures for Beneficial Owners

If you are the beneficial owner of old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender in the exchange offer, you should contact the person in whose name your notes are registered and instruct the registered holder to tender the old notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date. See “The Exchange Offer—Procedures for Tendering.”

Guaranteed Delivery Procedures	If you wish to tender your old notes and your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other required documents, or you cannot comply with the procedures under DTC’s Automated Tender Offer Program for transfer of book-entry interests, prior to the expiration date, you must tender your old notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	The tender of the old notes pursuant to the exchange offer may be withdrawn at any time prior to 5:00 p.m., Eastern time, on the expiration date.

Acceptance of Old Notes and Delivery of Exchange Notes	Subject to customary conditions, we will accept old notes which are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The exchange notes will be delivered promptly following the expiration date.

Effect of Not Tendering	Any old notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the old notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the old notes under the federal securities laws.

Interest on the Exchange Notes and the Old Notes	The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the old notes. Interest on the old notes accepted for exchange will cease to accrue upon the issuance of the exchange notes.

Certain United States Federal Income Tax Consequences	The exchange of old notes for exchange notes by tendering holders should not be a taxable exchange for federal income tax purposes. See “Certain United States Federal Income Tax Consequences.”

Exchange Agent	Wells Fargo Bank, National Association, the trustee under the indenture, is serving as exchange agent in connection with the exchange offer.

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Summary of Terms of Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Exchange Notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes. The exchange notes will have terms identical in all material respects to the old notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement.

Issuer	Stream Global Services, Inc.

Notes Offered	$200,000,000 aggregate principal amount of 11.25% senior secured notes due 2014.

Maturity Date	October 1, 2014.

Interest	Interest on the notes accrues at a rate of 11.25% per annum, payable semi-annually in cash in arrears on April 1 and October 1 of each year, commencing on April 1, 2010. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Guarantees	The obligations under the notes are fully and unconditionally guaranteed on a senior secured basis by certain of our current and future direct and indirect Domestic Subsidiaries, other than certain immaterial subsidiaries (as defined in “Description of the Exchange Notes”). See “Description of the Exchange Notes.”

Not all of our subsidiaries guarantee the notes. The notes and the note guarantees are structurally subordinated to the indebtedness and other liabilities of our non-guarantor subsidiaries, and noteholders do not have any claim as a creditor against any such non-guarantor subsidiary. Non-guarantor subsidiaries generated approximately 12% of our customer revenues for the year ended December 31, 2009, and had approximately $9.5 million of indebtedness and held approximately 20% of our total assets prior to intercompany eliminations as of December 31, 2009.

Collateral	The notes and the note guarantees are secured on a senior basis (subject to permitted prior liens), together with any other Priority Lien Obligations (as such term is defined in “Description of the Exchange Notes—Certain Definitions”), equally and ratably by security interests granted to the collateral trustee in all Primary Notes Collateral (as such term is defined in “Description of the Exchange Notes—Certain Definitions”) from time to time owned by us or the guarantors.

The Primary Notes Collateral comprise substantially all of Stream’s and the guarantors’ tangible and intangible assets, other than the Primary ABL Collateral (as such term is defined in “Description of the Exchange Notes—Certain Definitions”) and specified excluded assets. The collateral trustee holds senior liens on the Primary Notes

Collateral in trust for the benefit of the noteholders and the holders of any other Priority Lien Obligations and the holders of any Subordinated Lien Obligations. See “Description of the Exchange Notes—Security.”

The notes and the note guarantees are also secured on a junior basis (subject to permitted prior liens) by security interests granted to the ABL Collateral Agent in all Primary ABL Collateral (as such terms are defined in “Description of the Exchange Notes—Security”) from time to time owned by Stream or the guarantors. The Primary ABL Collateral comprises substantially all of Stream’s and the guarantors’ accounts receivable, cash and cash equivalents, general intangibles related to any of the foregoing, proceeds and products of the foregoing and certain assets related thereto, other than specified excluded assets.

The collateral trustee holds junior liens on the Primary ABL Collateral in trust for the benefit of the noteholders and the holders of any other Priority Lien Obligations and any holders of Subordinated Lien Obligations (as such term is defined in “Description of the Exchange Notes—Certain Definitions”). See “Description of the Exchange Notes—Security.” The notes and guarantees are effectively junior to the ABL Credit Facility to the extent of the value of the Primary ABL Collateral, which secures that credit facility on a senior basis.

Assets held by our non-guarantor subsidiaries are not part of the collateral securing the notes, whether or not such assets serve as part of the collateral securing obligations in respect of the ABL Credit Facility.

Ranking	The notes and guarantees are our and the guarantors senior secured obligations and:

•	rank equally in right of payment with all of our and the guarantor’s existing and future senior debt; and

•	senior in right of payment to all of our existing and future subordinated debt.

Optional Redemption	On or after October 1, 2012, we may redeem all or a part of the notes at the redemption prices set forth under “Description of the Exchange Notes—Optional Redemption,” plus accrued and unpaid interest and special interest, if any, to the applicable redemption date.

In addition, at any time prior to October 1, 2012, we may, on one or more than one occasion, redeem some or all of the notes at any time at a redemption price equal to 100% of the principal amount of the notes redeemed, plus a “make-whole” premium as of, and accrued and unpaid interest and special interest, if any, to, the applicable redemption date.

At any time prior to October 1, 2012, we may also redeem up to 35% of the aggregate principal amount of the notes, using the proceeds of certain qualified equity offerings, at a redemption price of 111.25% of the principal amount thereof plus accrued and unpaid interest and special interest, if any, to the redemption date. In addition, prior to October 1, 2012, not more than once in any 12-month period, we may redeem up to 10% of the original aggregate principal amount of the notes at a redemption price of 103% plus accrued and unpaid interest and special interest, if any, to the redemption date. See “Description of the Exchange Notes—Optional Redemption.”

Change of Control Offer	If we experience certain change of control events, we must offer to repurchase the notes at a repurchase price equal to 101% of the principal amount of the exchange notes repurchased, plus accrued and unpaid interest and special interest, if any, to the applicable repurchase date. See “Description of the Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

Asset Sale Offer	Under certain circumstances, if we sell assets and do not reinvest the proceeds therefrom as specified in the indenture, we must offer to repurchase the notes at a repurchase price equal to 100% of the principal amount of the notes repurchased, plus accrued and unpaid interest and special interest, if any, to the applicable repurchase date. See “Description of the Exchange Notes—Repurchase at the Option of Holders—Asset Sales.”

Restrictive Covenants	The indenture governing the notes contains covenants that, among other things, restrict our ability and the ability of our restricted subsidiaries to:

•	pay dividends, make investments or make other restricted payments;

•	incur additional indebtedness or issue disqualified stock or preferred stock;

•	create liens;

•	permit consensual encumbrances or restrictions on our restricted subsidiaries’ ability to pay dividends or make certain other payments to us;

•	sell assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our or their assets;

•	enter into transactions with affiliates; and

•	designate subsidiaries as unrestricted.

These covenants are subject to a number of important limitations and exceptions. See “Description of the Exchange Notes—Certain Covenants.”

No Public Market	The exchange notes will be freely transferable but will be new securities for which there will not initially be a market. Accordingly, we cannot assure you whether a market for the exchange notes will develop or as to the liquidity of any market. The initial purchasers in the private offering of the old notes have advised us that they currently intend to make a market in the exchange notes. The initial purchasers are not obligated, however, to make a market in the exchange notes, and any such market-making may be discontinued by the initial purchasers in their discretion at any time without notice.

Risk Factors

You should carefully consider all of the information in this prospectus. In particular, for a discussion of some specific factors that you should consider before investing in the exchange notes, see “Risk Factors” beginning on page 25.

SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following tables, as indicated below, set forth historical consolidated financial data for SHC, the predecessor of Stream, for the years ended December 31, 2006 and 2007; historical combined financial data for the year ended December 31, 2008, consisting of SHC for the seven months ended July 31, 2008 and Stream for the year ended December 31, 2008; and the historical consolidated financial data for Stream for the year ended December 31, 2009. We have derived the financial data for the years ended December 31, 2006 and 2007 and the seven months ended July 31, 2008 from the audited consolidated financial statements of SHC, and for the year ended December 31, 2008 and 2009 for Stream from the audited consolidated financial statements of Stream, in each case, included elsewhere in this prospectus.

The following tables, as indicated below, set forth historical consolidated financial data for eTelecare, the predecessor of EGS, for the years ended December 31, 2006 and 2007; historical combined consolidated financial data for the year ended December 31, 2008, consisting of eTelecare for the period January 1, 2008 to December 11, 2008 and EGS for the period December 12, 2008 to December 31, 2008; historical consolidated financial data consisting of eTelecare for the nine months ended September 30, 2008 and historical consolidated financial data for EGS for the nine months ended September 30, 2009. We have derived the financial data for the years ended December 31, 2006 and 2007 and the period from January 1, 2008 to December 11, 2008 from the audited consolidated financial statements of eTelecare, and for the period December 12, 2008 to December 31, 2008 for EGS from the audited consolidated financial statements of EGS, in each case, included elsewhere in this prospectus. We have derived the historical consolidated financial data for the nine months ended September 30, 2009 from the unaudited financial statements of EGS and for the nine months ended September 30, 2008 from the unaudited financial statements of eTelecare, which reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of that information for the periods presented.

The pro forma income statement for the year ended December 31, 2009 set forth below gives effect to the Combination and the Transactions as if they had occurred on January 1, 2009. The pro forma consolidated financial data are unaudited, are for informational purposes only and are not necessarily indicative of what our financial position or results of operations would have been had the Combination and the Transactions been completed as of such dates and do not purport to represent what our financial position, results of operations or cash flows might be for any future period.

The following summary historical and pro forma consolidated financial data should be read in conjunction with the information under the captions “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements,” “Selected Consolidated Financial Data of Stream,” “Selected Consolidated Financial Data of EGS,” “Stream Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of EGS” and the financial statements, and the accompanying notes thereto, of each of Stream and EGS included elsewhere in this prospectus.

Stream Historical and Pro Forma Consolidated Financial Data

	Predecessor		Non-GAAP(1)	Successor	Pro Forma
	Year ended December 31, 2006	Year ended December 31, 2007	Combined Predecessor and Successor Year Ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2009
			(in thousands)
Actual and Pro Forma Consolidated Statement of Operations Data:
Revenue	$405,547	$483,569	$523,458	$584,769	$797,005
Direct costs of revenue	276,868	320,935	330,955	342,193	455,414

Gross profit	128,679	162,634	192,503	242,576	341,591

Operating expenses:
Selling, general and administrative expenses	115,545	144,681	162,154	199,454	279,815
Transaction related expenses	—	—	—	12,245	9,253
Depreciation and amortization expense	7,664	12,059	24,359	36,422	58,443

	123,209	156,740	186,513	248,121	347,511

Income (loss) from operations	5,470	5,894	5,990	(5,545)	(5,920)
Interest expense (income) and other financial costs	6,296	11,058	7,952	18,646	29,663

Income (loss) before provision for income taxes	(826)	(5,164)	(1,962)	(24,191)	(35,583)
Provision for income taxes	4,523	6,159	9,697	4,382	5,115

Net income (loss)	$(5,349)	$(11,323)	$(11,659)	$(28,573)	$(40,698)

	Predecessor		Non-GAAP(1)	Successor	Pro Forma
	Year ended December 31, 2006	Year ended December 31, 2007	Combined Predecessor and Successor Year Ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2009
			(in thousands)
Other Financial Data:
Capital expenditures	11,365	20,296	17,478	33,146	41,839
Ratio of earnings to fixed charges (deficiency)(2)	(1,490)	(6,449)	(3,238)	(30,547)	(29,622)
Pro Forma Credit Statistics:
Cash interest expense					23,000

				Stream
				as of December 31, 2009
				(in thousands)
Balance Sheet Data:
Cash and cash equivalents				$14,928
Working capital				112,049
Total assets				680,823
Total debt (including capital leases)				223,778
Total stockholders’ equity				303,411

EGS Historical Financial Data

	Predecessor		Non-GAAP(1)	Predecessor	Successor
	Year ended December 31, 2006	Year ended December 31, 2007	Pro forma Combined Predecessor and Successor Year Ended December 31, 2008	Pro forma Nine Months ended September 30, 2008	Nine Months ended September 30, 2009
			(in thousands)
EGS
Statement of Operations Data:
Revenue	$195,118	$259,942	$299,781	$225,485	$212,236
Costs and expenses:
Cost of services	135,709	185,715	228,054	168,787	162,638
Selling and administrative costs	30,008	36,230	57,556	35,310	36,966
Depreciation and amortization	10,181	15,381	27,798	20,548	22,833

	175,898	237,326	313,408	224,645	222,437

Income (loss) from operations	19,220	22,616	(13,627)	840	(10,201)
Interest expense (income) and other financial costs	6,373	1,352	17,576	13,673	10,254

Income (loss) before provision for income taxes	12,847	21,264	(31,203)	(12,833)	(20,455)
Provision for income taxes	602	(1,792)	1,424	861	733

Net income (loss)	$12,245	$23,056	$(32,627)	$(13,694)	$(21,188)

Other Financial Data:
Capital expenditures	17,577	34,284	25,704	18,692	8,693

(1)	For comparison purposes, we have presented Stream’s results of operations for 2008 on a combined basis, consisting of the historical results of our predecessor for the seven months ended July 31, 2008 and the historical results of operations of the Stream successor for the year ended December 31, 2008. The combined results of operations are presented on a pro forma basis assuming the Stream acquisition of SHC occurred on January 1, 2008. For a presentation of these periods on a predecessor and successor basis, see “Selected Consolidated Financial Data of Stream.” The presentation of the operations of our predecessor during the periods prior to our acquisition of SHC do not reflect the significant effect that the accounting for that acquisition and related transactions has had on the reporting of our financial condition and results of operations.

For comparison purposes, we have presented EGS’s results of operations for 2008 on a combined basis, consisting of the historical results of its predecessor for the period from January 1, 2008 to December 11, 2008 and the historical results of operations of the EGS successor for the period from December 12, 2008 to December 31, 2008. The combined results of operations are presented on a pro forma basis assuming the EGS acquisition of eTelecare occurred on January 1, 2008. For a presentation of these periods on a predecessor and successor basis, see “Selected Consolidated Financial Data of EGS.”

We believe that these presentations are beneficial to the reader by providing an easier-to-read discussion of results of operations and provides the reader with information from which to analyze our financial results that is consistent with the manner that management reviews and analyzes our results of operations. Furthermore, disclosures regarding revenue, gross profit, operating expenses and other operational measures are determined on a comparable basis for all periods presented. The discussion is provided for comparative purposes only, but the value of such a comparison may be limited. Some of the factors that limit the usefulness of this presentation include the combination of results based on different accounting bases for predecessor and successor periods, differences in purchase accounting adjustments and capitalization.

(2)	For purposes of computing the ratio of earnings to fixed charges, (a) earnings consist of net income plus income tax plus fixed charges less capitalized expenses related to indebtedness and (b) fixed charges consists of interest expense and capitalized expenses related to indebtedness and a portion of rent expense representative of interest factored therein.

RISK FACTORS

You should carefully consider the risks described as well as the other information contained in this prospectus before making a decision to participate in the exchange offer. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or results of operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Relating to Our Business

We have a history of losses and there can be no assurance that we will become or remain profitable or that losses will not continue to occur.

For the year ended December 31, 2009, we had a net loss of $28.6 million. We may not achieve or sustain profitability in the future. Our ability to achieve profitability will depend, in part, on our ability to:

•	attract and retain an adequate client base;

•	manage effectively a large global business;

•	react to changes, including technological changes, in the markets we target or operate in;

•	deploy our services in additional markets or industry segments;

•	continue to maintain operating efficiencies in our service centers across the globe;

•	respond to competitive developments and challenges;

•	attract and retain experienced and talented personnel; and

•	establish strategic business relationships.

We may not be able to do any of these successfully, and our failure to do so is likely to have a negative impact on our operating results.

A substantial portion of our revenue is generated from a limited number of clients, and the loss of one or more of these clients or a decline in end user acceptance of our client’s products would materially reduce our revenue and cash flow and adversely affect our business.

We have derived, and we believe that we will continue to derive a substantial portion of our revenue from a limited number of clients. Revenue from our three largest clients, Dell Inc., the Hewlett-Packard Company and AT&T Inc., which, on a pro forma basis giving effect to our acquisition of EGS Corp. as if it occurred on January 1, 2009, accounted for 19%, 12% and 9%, respectively, of our revenues for the year ended December 31, 2009. Although we generally enter into multi-year contracts with clients, most of which are typically renewable, these contracts generally do not require clients to provide a minimum amount of revenues and allow clients to terminate earlier for convenience. There can be no assurance that we will be able to retain, renew or extend our contracts with our major clients. Although some of these contracts require the client to pay a contractually agreed upon amount in the event of early termination, there can be no assurance that we will be able to collect such amount or that such amount, if received, will sufficiently compensate us for any significant investment we may have made to support the cancelled program or for the revenues we may lose as a result of the early termination.

There can also be no assurance that if we were to lose one or more of our major clients, we would be able to replace such clients with new clients that generate a comparable amount of revenues. A number of factors could cause us to lose business or revenue from a client, and some of these factors are not predictable and are beyond our control. For example, a client may demand price reductions, change its outsourcing strategy, move work in-house or reduce previously forecasted demand. In addition, the volume of work we perform for specific clients may vary from year to year. In most cases, if a client terminates its contract with us or does not meet its forecasted demand, we would have no contractual recourse even if we have built-out facilities and/or hired and trained service professionals to provide services to the client. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. Consequently, the loss of one or more of our major clients, or the inability to generate anticipated revenues from them, would have a material adverse effect on our business, results of operations, financial condition and cash flows. Our operating results for the foreseeable future will continue to depend on our ability to effect sales to a small number of clients and any revenue growth will depend on our success selling additional services to our large clients and expanding our client base.

We typically charge our clients based on the number of inbound calls that we service, or the amount of time, by the minute or by the hour in most cases, our service professionals spend with end-users relating to our clients’ products. We also provide inbound sales services to our clients, whereby we are paid based on our level of sales success and other client driven metrics. To the extent there is a decline in spending for our clients’ products, whether as a result of a decline in product acceptance or general economic conditions, our business will be adversely affected. There are a number of factors relating to discretionary consumer and business spending, including economic conditions affecting disposable income (such as employment, business conditions, taxation and interest rates) which impact the ability of our clients to sell their products, and most of which are outside of our control. There can be no assurance that spending for our clients’ products will not be affected by adverse economic conditions, thereby affecting our business, results of operations, financial condition and cash flows.

Our revenue is highly dependent on a few industries and any decrease in demand for outsourced business processes in these industries could reduce our revenue and seriously harm our business.

Most of our revenue is derived from clients concentrated in the technology, software, computing and telecommunications industries. The success of our business largely depends on continued demand for our services from clients in these industries, as well as on trends in these industries to outsource business processes on a global basis. A downturn in any of the industries we serve, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulations that restrict or discourage companies from outsourcing could result in a decrease in the demand for our services, which in turn could materially harm our business, results of operations, financial condition and cash flows. The current global recession has negatively affected the business of many of our clients and has in some cases resulted in lower volumes of work for us. In the event that the global recession continues or worsens, this may in turn continue to have a negative impact on our business due to lower volumes or pricing pressures.

Other developments may also lead to a decline in the demand for our services in these industries. For example, the industries we primarily serve, particularly the communications industry, have experienced a significant level of consolidation in recent years. Consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services. Furthermore, many of our existing and new clients have begun or plan to consolidate or reduce the number of service providers that they use for various services in various geographies. To the extent that we are not successful in becoming the recipient of the consolidation of services by these clients our business and revenues will suffer. Any significant reduction in, or the elimination of, the use of the services we provide within any of these industries would reduce our revenue and cause our profitability to decline. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their results of operations. This may result in increasing pressure on us from clients in these key industries to lower our prices, which could negatively affect our business, results of operations, financial condition and cash flows.

We may be unable to successfully execute on any of our identified business opportunities or other business opportunities that we determine to pursue.

In order to pursue business opportunities, we will need to continue to build our infrastructure, our client initiatives and operational capabilities. Our ability to do any of these successfully could be affected by one or more of the following factors:

•	the ability of our technology and hardware, suppliers and service providers to perform as we expect;

•	our ability to execute our strategy and continue to operate a large, more diverse business efficiently on a global basis;

•	our ability to effectively manage our third party relationships;

•	our ability to attract and retain qualified personnel;

•	our ability to effectively manage our employee costs and other expenses;

•	our ability to retain and grow our clients and the current portfolio of business with each client;

•	technology and application failures and outages, security breaches or interruption of service, which could adversely affect our reputation and our relations with our clients;

•	our ability to accurately predict and respond to the rapid technological changes in our industry and the evolving service and pricing demands of the markets we serve; and

•	our ability to raise additional capital to fund our growth.

Our failure to adequately address the above factors would have a significant impact on our ability to implement our business plan and our ability to pursue other opportunities that arise, which might negatively affect our business.

Our business may be impacted by the performance of our clients.

The current economic environment and global recession is having a negative impact on the revenue and sales unit volumes of many of our clients. Our revenue and call volume is often highly correlated with units sold, renewals from our clients’ customers or end users, and revenue of our clients. In addition, many of our clients are seeking to consolidate their current group of service providers to a smaller more manageable group that is able to provide integrated service offerings on a global basis. In some cases we do not currently offer or have service locations in those geographic locations where our clients are seeking services. Our ability to sustain growth and profitability in the current environment is very dependent upon our ability to maintain and/or gain a greater share of business within our current clients, and to attract new clients. There can be no assurance that we will be able to do so in the future. Moreover, we are exposed to additional risks related to our clients’ ability to pay and the resulting uncollectability of our accounts receivables. The economic slowdown, coupled with tightened credit availability, could adversely affect our clients’ liquidity and cause them to delay or reduce their payments to us. Such delays or reductions or the non-payment by our clients of amounts owed to us may require us to incur a bad debt expense. To the extent that one of our major clients should file for bankruptcy protection or otherwise fail, it could have a material effect on our future business, results of operations, financial condition and cash flows. In the event that some of our service centers do not receive sufficient call volume in the future we may be required to close them and relocate business in other centers. This would require substantial employee severance, lease termination costs and other re-organization costs.

We may not be able to achieve incremental revenue growth or profitability.

Our strategy calls for us to achieve incremental revenue growth and profitability through initiatives, such as opening new or expanding our existing internationally located service locations in places like China, Egypt, Japan, and South America. Other initiatives we may pursue include, the addition or expansion of services, such as sales services, warranty services, credit and collection services, data management and hosting, and language translation and interpretation services. Our strategy also includes the introduction of front-end technology-driven service solutions for fee-based services, self-help, and other technology driven solutions. Additionally, our strategy includes operational improvements in areas such as employee attrition, site capacity utilization, centralization of certain administrative services, productivity rates, use of technology and other operating metrics. We are also in process of consolidating and rationalizing certain of our service facilities and legacy administrative offices to improve our profitability. However, there can be no assurance that we will not encounter difficulties or delays in implementing these initiatives, and any such difficulties or delays would adversely affect our future operating results and financial performance.

We have, on a consolidated basis, a substantial amount of debt, which could impact our ability to obtain future financing or pursue our growth strategy.

We have substantial indebtedness. As of December 31, 2009, we had approximately $223.8 million of indebtedness (including capital leases) and up to an additional $84.5 million of borrowings available under the ABL Credit Facility, before taking into account outstanding letters of credit, subject to borrowing base limitations and other specified terms and conditions.

Our high level of indebtedness could have important consequences and significant adverse effects on our business, including the following:

•	we must use a substantial portion of our cash flow from operations to pay interest on our indebtedness, which will reduce the funds available to us for operations and other purposes;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•	our high level of indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited;

•	our high level of indebtedness may make us more vulnerable to economic downturns and adverse developments in our business; and

•	our ability to fund a change of control offer may be limited.

The instruments governing our ABL Credit Facility contain, and the instruments governing any indebtedness we may incur in the future may contain, restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all or a portion of our outstanding indebtedness.

Payments on our indebtedness will require a significant amount of cash. Our ability to meet our cash requirements and service our debt is impacted by many factors that are outside of our control.

We expect to obtain the funds to pay our expenses and to pay the amounts due under the notes primarily from our operations and borrowings under our ABL Credit Facility. Our ability to meet our expenses and make these payments thus depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flow from operations in the future and our currently anticipated growth in revenue and cash flow may not be realized, either or both of which could result in our being unable to repay indebtedness, including the notes, or to fund other liquidity needs. Our ability to borrow amounts under our ABL Credit Facility will be subject to borrowing base limitations and other specified terms and conditions, and the ability of certain of our foreign subsidiaries to borrow amounts under our ABL Credit Facility in the future is also subject, among other conditions, to our provision of security interests in certain assets of those foreign subsidiaries, which we did not provide upon the closing of the ABL Credit Facility and we may not be able to provide in the future. If we do not have sufficient cash resources in the future, we may be required to refinance all or part of our then existing debt, sell assets or borrow more money. We might not be able to accomplish any of these alternatives on terms acceptable to us or at all. In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives. Our failure to generate sufficient cash flow or to achieve any of these alternatives could materially adversely affect the value of the notes and our ability to pay the amounts due under the notes.

We may be able to incur substantial additional indebtedness that could further exacerbate the risks associated with our indebtedness.

We may incur substantial additional indebtedness in the future. Although the indenture governing the notes and the loan agreement governing our ABL Credit Facility contain restrictions on our incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions, and we could incur substantial additional indebtedness, including additional secured indebtedness. If we incur additional debt, the risks described above under “We have, on a consolidated basis, a substantial amount of debt, which could impact our ability to obtain future financing or pursue our growth strategy” and “Payments on our indebtedness will require a significant amount of cash. Our ability to meet our cash requirements and service our debt is impacted by many factors that are outside of our control” would intensify.

Our business may not develop in ways that we currently anticipate due to negative public reaction to outsourcing and recently proposed legislation.

We have based our growth strategy on certain assumptions regarding our industry, services and future demand in the market for our services. However, the trend to outsource business processes may not continue and could reverse. Outsourcing is a politically sensitive topic in the United States and elsewhere. For example, several organizations in the United States have publicly expressed concern about a perceived association between outsourcing providers and the loss of jobs in the United States. Public figures, such as President Obama, have supported legislation that they contend will generate new jobs in the United States, including limiting income tax credits for companies that offshore American jobs. This may also have a significant effect on government regulated companies or financial institutions or other businesses that have recently received financial aid from the U.S. Federal government.

There has been recent publicity about some negative experiences that organizations have had with outsourcing, such as theft and misappropriation of sensitive client data. Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to off-shore providers to avoid negative perceptions that may be associated with using an off-shore provider. Any slowdown or reversal of existing industry trends towards off-shore outsourcing would seriously harm our ability to compete effectively with competitors that operate solely out of facilities located in the United States or Canada.

A variety of U.S. federal and state legislation has been proposed that, if enacted, could restrict or discourage U.S. companies from outsourcing services outside the United States. For example, legislation has been proposed that would require offshore providers of services requiring direct interaction with clients’ customers to identify to clients’ customers where the offshore provider is located. Because most of our clients are U.S. companies located in the United States, any expansion of existing laws or the enactment of new legislation restricting offshore outsourcing could harm our business, results of operations and financial condition. It is possible that legislation could be adopted that would restrict U.S. private sector companies that have federal or state government contracts from outsourcing their services to off-shore service providers. This would also affect our ability to attract or retain clients that have these contracts.

We may be unable to cost-effectively attract and retain qualified personnel, which could materially increase our costs.

Our business is dependent on our ability to attract, retain and motivate key executives, including our, founder, Chairman and Chief Executive Officer, Mr. R. Scott Murray, and also recruit, hire, train and retain highly qualified technical and managerial personnel, including individuals with significant experience in the industries that we have targeted. The CRM and BPO service industry is labor intensive and is normally characterized by high monthly employee turnover. Any increase in our employee turnover rate would increase our recruiting and training costs, decrease our operating effectiveness and productivity and delay or deter us from taking on additional business resulting in lower financial performance. Also, the introduction of significant new clients or the implementation of new large-scale programs may require us to recruit, hire and train personnel at an accelerated rate. In addition, some of our facilities are located in geographic areas with relatively low unemployment rates, thus potentially making it more difficult and costly to attract and retain qualified personnel. There can be no assurance that we will be able to continue to hire, train and retain sufficient qualified personnel to adequately staff our business.

We may not be able to predict our future tax liabilities. If we become subject to increased levels of taxation or if tax contingencies are resolved adversely, our results of operations and financial performance could be adversely affected.

Due to the international nature of our operations, we are subject to the complex and varying tax laws and rules of several foreign jurisdictions. We may not be able to predict the amount of future tax liabilities to which we may become subject due to some of these complexities if our positions are challenged by local tax authorities. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions or due to legislative or regulatory changes could result in a material adverse effect on our business, results of operations and financial condition. We are subject to ongoing tax audits, including issues related to transfer pricing, in the United States and other jurisdictions. We have material tax-related contingent liabilities that are difficult to predict or quantify. While we believe that our current tax provisions are reasonable and appropriate, we cannot be assured that these items will be settled for the amounts accrued or that additional exposures will not be identified in the future or that additional tax reserves will not be provided for any such exposures.

Our financial results may be impacted by significant fluctuations in foreign currency exchange rates.

A substantial amount of our operating costs is incurred in foreign currencies. In many cases, we bill our clients in U.S. dollar, Canadian dollar, Euro and U.K. pound sterling denominated amounts and incur costs in the host country in local currency. In recent periods, the U.S. dollar has dropped in value relative to other currencies and therefore our cost of providing services outside the United States has increased accordingly when measured in U.S. dollars. Any continued significant fluctuations in the currency exchange rates between the U.S. dollar, Canadian dollar, Euro and U.K. Pound and the currencies of countries in which we operate may affect our business, results of operations, financial condition and cash flows.

A substantial portion of our costs are incurred and paid in Philippine pesos. Therefore, we are exposed to the risk of an increase in the value of the Philippine peso relative to the U.S. dollar, which would increase the value of those expenses when measured in U.S. dollars. Although we engage in hedging relating to the Canadian dollar, the Indian rupee and the Philippine peso, our hedging strategy may not sufficiently protect us from further strengthening of these currencies against the U.S. dollar. As a result, our expenses could increase and harm our operating results. In the converse, if the U.S. dollar strengthens against the Canadian dollar, the Indian rupee or the Philippine peso, our hedging strategy could reduce the potential benefits we would otherwise expect from a strengthening U.S. dollar. We are also doing business in Latin America but do not yet hedge currencies from these countries.

Our international operations and sales subject us to additional risks, including risks associated with unexpected events.

We conduct business in various countries outside of the United States, including Canada, the Netherlands, the United Kingdom, Italy, Ireland, Spain, Sweden, France, Germany, Poland, Denmark, Bulgaria, India, the Philippines, El Salvador, Egypt, Tunisia, South Africa, Nicaragua, the Dominican Republic and Costa Rica. A key component of our growth strategy is our continued international expansion, especially in new markets, such as China, Eastern Europe, Japan, and South America. There can be no assurance that we will be able to successfully market, sell and deliver our services in these markets, or that we will be able to successfully expand international operations. The global reach of our business could cause us to be subject to unexpected, uncontrollable and rapidly changing events and circumstances. The following factors, among others, could adversely affect our business and earnings:

•	failure to properly comply with foreign laws and regulations applicable to our foreign activities including, without limitation, employment law requirements;

•

compliance with multiple and potentially conflicting regulations in the countries where we operate now and in the future, including employment laws, intellectual property requirements, and the Foreign Corrupt Practices Act and other anti-corruption laws;

•	difficulties in managing foreign operations and attracting and retaining appropriate levels of senior management and staffing;

•	longer cash collection cycles;

•	seasonal reductions in business activities, particularly throughout Europe;

•	proper compliance with local tax laws which can be complex and may result in unintended adverse tax consequences;

•	anti-American sentiment due to American policies that may be unpopular in certain countries;

•	difficulties in enforcing agreements through foreign legal systems;

•

fluctuations in exchange rates that may affect product demand and may adversely affect the profitability in U.S. dollars of services we provide in foreign markets, where payment for our products and services is made in the local currency and revenues are earned in U.S. dollars or other currency;

•	changes in general economic and political conditions in countries where we operate;

•	the ability to efficiently repatriate cash to the United States and transfer cash between foreign jurisdictions;

•	changes in transfer pricing policies for income tax purposes in countries where we operate;

•	restrictions on downsizing operations and personnel in Europe and other jurisdictions (i.e. regulatory or works council restrictions) and expenses and delays associated with any such activities; and

•	changes to or elimination of the international tax holiday for our subsidiaries in India or the Philippines.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our global operations and reduce our global sales, adversely affecting our business and future financial performance.

Countries where we do business have experienced political and economic instability and periodically experience civil unrest and terrorism, which could disrupt our operations and cause our business to suffer.

Countries where we do business, and in particular the Philippines, have experienced significant inflation, currency declines and shortages of foreign exchange. We are exposed to the risk of rental and other cost increases due to inflation in the Philippines, which has historically been at a much higher rate than in the United States. Certain countries where we do business, such as the Philippines, India, Egypt and certain Latin American countries, also periodically experience civil unrest, terrorism and political turmoil and U.S. companies in particular may experience greater risk. In addition, we expect to enter into new markets in places such as China, Japan, South America and Eastern Europe, which may have similar risks. These conditions could disrupt our operations and cause our business to suffer.

Current tax holidays in the Philippines will expire within the next several years.

We currently benefit from income tax holiday incentives in the Philippines pursuant to the registrations with the Philippine Economic Zone Authority, or PEZA, of our various projects and operations. Under such PEZA registrations, the income tax holiday of our various PEZA-registered projects in the Philippines expire at staggered dates through 2012. The expiration of these tax holidays will increase our effective income tax rate.

Our revenues and costs are subject to quarterly variations that may adversely affect quarterly financial results.

We have experienced, and in the future could experience, quarterly variations in revenues as a result of a variety of factors, many of which are outside our control, including:

•	the timing of new client contracts;

•	the timing of new service offerings or modifications in client strategies;

•	our ability to attract and retain and increase sales to existing customers;

•	the timing of acquisitions of businesses and products by us and our competitors;

•	our ability to effectively build and start-up new solution centers;

•	product and price competition;

•	our ability to build an integrated service offering on a common technology platform;

•	changes in our operating expenses;

•	software defects or other product quality problems;

•	the ability to implement new technologies on a timely basis;

•	the expiration or termination of existing contracts;

•	the timing of increased expenses incurred to obtain and support new business;

•	currency fluctuations; and

•	changes in our revenue mix among our various service offerings.

In addition, our planned staffing levels, investments and other operating expenditures are based on revenue forecasts provided by our clients. If actual revenues are below these forecasts or our own expectations in any given quarter, our business, results of operations, financial condition and cash flows would likely be materially adversely affected for that quarter and thereafter. In addition, to the extent that we enter into mergers and acquisitions or new business ventures in the future, our quarterly or future results may be impacted.

Our financial results may be adversely affected by increases in labor-related costs.

Because a significant portion of our operating costs relate to labor costs, an increase in U.S. or foreign wages, costs of employee benefits or taxes could have a material adverse effect on our business, results of operations and financial condition. For example, over the past several years, healthcare costs have increased at a rate much greater than that of general cost or price indices. Increases in our pricing may not fully compensate us for increases in labor and other costs incurred in providing services. Some of our facilities are located in jurisdictions, such as France, Italy and Germany, where it is difficult or expensive to temporarily or permanently lay off hourly workers due to both local laws and practices within these jurisdictions. Such laws will make it more expensive for us to respond to adverse economic conditions. There can be no assurance that we will be able to increase our pricing or reduce our workforce to fully compensate for the increases in the costs to provide services.

We may need to increase the levels of employee compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of employees that our business requires. Wage costs in India and other offshore locations have historically been significantly lower than wage costs in the North America and Europe for comparably skilled professionals, which has been one of Stream’s competitive advantages. However, because of rapid economic growth in India, increased demand for CRM and BPO services from India and increased competition for skilled employees in offshore low cost locations like India and the Philippines, wages for comparably skilled employees in offshore low cost locations like India and the Philippines are increasing at a faster rate than in North America and Europe, which may reduce this competitive advantage. In addition, although we have not historically experienced significant wage inflation with our Philippine employees, we are faced with increasing competition in the Philippines for service professionals and technicians who generate revenue for us, and we expect this competition will continue to increase as additional outsourcing companies enter the market and expand their operations. In particular, there may be limited availability of qualified middle and upper management candidates. We have benefited from a suitable supply of college graduates in the Philippines. If this favorable supply changes due to increased competition, it could affect the availability and the cost of service professionals and increase our attrition rate.

Wages are generally higher for employees performing data analytics services and risk and financial management services than for employees performing CRM and BPO services. As the scale of our data analytics services and our risk and financial management services increases, wages as a percentage of revenues will likely increase. Wage increases in the long term may reduce our profit margins. Additionally, because substantially all of our employees based outside the United States are paid in local currency, while our revenues are collected in other currencies (primarily in U.S. dollars, the Euro and U.K. pounds sterling), our employee costs as a percentage of revenues may increase or decrease significantly if the exchange rates between these currencies fluctuate significantly.

We have not experienced significant union activity or organized labor activity in the past. There can be no assurance that we will not experience increased union organizing activity in the future. Such organization could increase our cost of labor, limit our ability to modify work schedules and cause work stoppage.

Our profitability will be adversely affected if we do not maintain sufficient capacity utilization.

Our profitability is influenced significantly by the capacity utilization of our service centers. Because our business consists of inbound contacts from end-users, we have no control of when or how many end user customer contacts are made. Moreover, we have significantly higher utilization during peak (week day) periods than during off-peak (night and weekend) periods and therefore we need to reserve capacity at our service centers to anticipate peak periods. In the future, we may consolidate or close under-performing service centers in order to maintain or improve targeted utilization and margins. If we close service centers in the future due to insufficient customer demand, we may be required to record restructuring or impairment charges, which could adversely impact our business, results of operations and financial condition. There can be no assurance that we will be able to achieve or maintain optimal service center capacity utilization.

Many of our existing or emerging competitors are better established and have significantly greater resources, which may make it difficult to attract and retain clients and grow revenues.

The market in which we compete is highly competitive and fragmented. We expect competition to persist and intensify in the future. Our competitors include small firms offering specific applications, divisions of large entities, large independent firms and, most significantly, the in-house operations of clients or potential clients.

Because we compete with the in-house operations of existing or potential clients, our business, results of operations, financial condition and cash flows could be adversely affected if our existing clients decide to provide CRM and other BPO solutions that currently are outsourced or if potential clients retain or increase their in-house customer service and product support capabilities. In addition, competitive pressures from current or future competitors or in-house operations could cause our services to lose market acceptance or result in significant price erosion, which would have a material adverse effect upon our business, results of operations, financial condition and cash flows. Some of our clients may in the future seek to consolidate services that we provide, which may in turn reduce the amount of work we perform for them.

Some of our existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships than we do in the industries that we currently serve or may serve in the future. Some of our competitors may enter into merger, strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs. Increased competition, pricing pressure or loss of market share could reduce our operating margin, which could harm our business, results of operations, financial condition and cash flows.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our financial position and operating results.

We may pursue acquisitions of companies or assets in order to enhance our market position and/or expand the types of services that we offer to our clients and may enter geographic markets where we do not currently conduct business. We may also acquire minority interest in companies or enter into joint venture arrangements with other parties, which may include existing clients. We may also pursue certain acquisitions on an unsolicited basis, which may cause management distractions and increased legal costs. We may not be able to find suitable acquisition candidates and we may not be able to consummate such acquisitions on favorable terms, if at all. If we do complete acquisitions, we cannot be sure that they will ultimately strengthen our competitive position, or that our clients, employees or investors will not view them negatively. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our indebtedness, liabilities, exposure to different legal regimes and/or regulations, and expenses and harm our operating results or financial condition. We may not be able to successfully integrate these acquisitions into our operations and may lose key clients, employees, members of management or not achieve the synergies and other benefits expected from the acquisition or investment. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense, potentially dilutive issuances of equity securities or the incurrence of debt, which could harm our business, results of operations, financial condition and cash flows.

Our business depends on uninterrupted service to our clients. A system failure or labor shortage could cause delays or interruptions of service, which could cause us to lose clients.

Our operations are dependent upon our ability to protect our service centers, computer and telecommunications equipment and software systems against damage or interruption from fire, power loss, telecommunications interruption or failure, natural disaster, breaches in data and technology security integrity and other similar events in order to provide our clients with reliable services. Additionally, we depend on our employees to perform our services on behalf of our clients. If employees miss work due to labor shortages, natural disasters and other similar events, our ability to provide our clients with reliable services will be hindered.

Some of the events that could adversely affect our ability to deliver reliable service include physical damage to our network operations centers; disruptions, power surges or outages to our computer and telecommunications technologies which are beyond our control; sabotage or terrorist attacks and cyber attacks or data theft; software defects; fire or natural disasters such as typhoons, hurricanes, floods and earthquakes; and labor shortages or walk-outs.

Technology is a critical foundation in our service delivery. We utilize and deploy internally developed and third party software solutions that is often customized by us across various hardware and software environments. We operate an extensive internal voice and data network that links our global sites together in a multi-hub model that enables the rerouting of call volumes. We also rely on multiple public communication channels for connectivity to our clients. Maintenance of and investment in these foundational components are critical to our success. If the reliability of technology or network operations fall below required service levels, or a systemic fault affects the organization broadly, business from our existing and potential clients may be jeopardized and cause our revenue to decrease.

If we experience a temporary or permanent interruption at one or more of our service centers and/or data centers, through casualty, operating malfunction, labor shortage or otherwise, our business could be materially adversely affected and we may be required to pay contractual damages to affected clients or allow some clients to terminate or renegotiate their contracts with us. Although we maintain property, business interruption and general liability insurance, including coverage for errors and omissions, there can be no assurance that our existing coverage will continue to be available on reasonable terms or will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The occurrence of errors could result in a loss of data to us or our clients, which could cause a loss of revenues, failure to achieve product acceptance, increased insurance costs, product returns, legal claims, including product liability claims, against us, delays in payment to us by clients, increased service and warranty expenses or financial concessions, diversion of resources, injury to our reputation, or damages to our efforts to build brand awareness, any of which could have a material adverse effect on our market share and, in turn, our business, results of operations, financial condition and cash flows.

We are subject to U.S. and foreign jurisdiction laws relating to individually identifiable information, and failure to comply with those laws, whether or not inadvertent, could subject us to legal actions and negatively impact our operations.

We process, transmit and store information relating to identifiable individuals, both in our role as a service provider and as an employer. As a result, we are subject to numerous U.S. (both federal and state) and foreign jurisdiction laws and regulations, such as the U.S. Health Insurance Portability and Accountability Act and the European Union Data Protection Directive 95/46/EC, governing the protection and processing of individually identifiable information, including social security numbers, financial and health information. Failure to comply with these types of laws may subject us to, among other things, liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations, any of which may have a material adverse effect on our profitability and cash flow.

Unauthorized disclosure or recording of sensitive or confidential data could expose us to protracted and costly litigation and penalties and may cause us to lose clients.

We are dependent on information technology networks and systems to process, transmit and store electronic information and to communicate among our locations and with our partners and clients. Security breaches of this infrastructure could lead to shutdowns or disruptions of our systems and potential unauthorized disclosure of confidential information. We are also required at times to manage, utilize, record and store sensitive or confidential data. As a result, we are subject to numerous federal and state laws and regulations designed to protect this information. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to monetary damages, fines and/or criminal prosecution. Unauthorized disclosure or recording of sensitive or confidential client or customer data, whether through system failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. Similarly, unauthorized access to or through our information systems, whether by our employees or third parties, could result in negative publicity, legal liability and damage to our reputation, business, results of operations, financial condition and cash flows.

We have a long selling cycle for our CRM and BPO services that requires significant funds and management resources and a long implementation cycle that requires significant resource commitments.

We have a long selling cycle for our CRM and BPO services for new clients, which requires significant investment of capital, resources and time by both our clients and us. Typically, before committing to use our services, potential clients require us to expend substantial time and resources educating them as to the value of our services and assessing the feasibility of integrating our systems and processes with theirs. Our clients then evaluate our services before deciding whether to use them. Therefore, our selling cycle, which generally ranges from six to twelve months, is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other providers or in-house offshore resources) and the timing of our clients’ budget cycles and approval processes. In addition, we may not be able to successfully conclude a contract after the selling cycle is complete.

Implementing our services involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may also experience delays in obtaining internal approvals or delays associated with technology or system implementations, thereby delaying further the implementation process. Our clients and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential clients to which we have devoted significant time and resources, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Once we are engaged by a client, it may take us several months before we start to recognize significant revenues.

When we are engaged by a client after the selling process for our CRM and BPO services, it takes from four to six weeks to integrate the client’s systems with ours and up to three months thereafter to ramp up our services and staff levels, including hiring and training qualified service professionals and technicians, to the client’s requirements. Depending on the complexity of the processes being implemented, these time periods may be significantly longer. Implementing processes can be subject to potential delays similar to certain of those affecting the selling cycle. Therefore, we do not recognize significant revenues until after we have completed the implementation phase.

If we are unable to adjust our pricing terms or the mix of products and services we provide to meet the changing demands of our CRM and BPO clients and potential CRM and BPO clients, our business, results of operations and financial condition may be adversely affected.

Industry pricing models are evolving, and we anticipate that clients may increasingly request transaction-based pricing. This pricing model will place additional pressure on the efficiency of our service delivery so that we can maintain reasonable operating margins. If we are unable to adapt our operations to evolving pricing protocols, our results of operations may be adversely affected or we may not be able to offer pricing that is attractive relative to our competitors.

In addition, the CRM and BPO services we provide to our clients, and the revenues and income from those services, may decline or vary as the type and quantity of services we provide under those contracts changes over time, including as a result of a shift in the mix of products and services we provide. Furthermore, our clients, some of which have experienced rapid changes in their prospects, substantial price competition and pressures on their profitability, have in the past and may in the future demand price reductions, automate some or all of their processes or change their outsourcing strategy by moving more work in-house or to other providers, any of which could reduce our profitability. Any significant reduction in or the elimination of the use of the services we provide to any of our clients, or any requirement to lower our prices, would harm our business.

We depend on third-party technology that, if it should become unavailable, contain defects, or infringe on another party’s intellectual property rights, could result in increased costs or delays in the production and improvement of our products or result in liability claims.

We license critical third-party technology that we incorporate into our services on a non-exclusive basis. We customize the third-party software in many cases to our specific needs and content requirements. While we monitor our usage of third-party technology and our compliance with our licenses to use such technology, we may inadvertently violate the terms of our license agreements, which could subject us to liability, including the termination of our rights to use such software or the imposition of additional license fees. If our relations with any of these third-party technology providers become impaired, or if the cost of licensing any of these third-party technologies increases, our gross margin levels could significantly decrease and our business could be harmed.

The operation of our business would also be impaired if errors occur in the third-party software that we utilize or the third-party software infringes upon another party’s intellectual property rights. It may be more difficult for us to correct any defects or viruses in third-party software because the software is not within our control. If we are unable to correct such errors, our business could be adversely affected. There can be no assurance that these third parties will continue to invest the appropriate resources in their products and services to maintain and enhance the capabilities of their software. In addition, although we try to limit our exposure to potential claims and liabilities arising from third-party infringement claims arising out of, and errors, defects or viruses in, such third-party software, in the license agreements that we enter into with such third-party software providers, such provisions may not effectively protect us against such claims in all cases and in all jurisdictions.

If we are unable to keep pace with technological changes, our business will be harmed.

Our business is highly dependent on our computer and telecommunications equipment, infrastructure and software capabilities. Our failure to maintain the competitiveness of our technological capabilities or to respond effectively to technological changes could have a material adverse effect on our business, results of operations or financial condition. Our continued growth and future profitability will be highly dependent on a number of factors, including our ability to:

•	expand our existing solutions offerings;

•	achieve cost efficiencies in our existing service center operations;

•	introduce new solutions that leverage and respond to changing technological developments; and

•	remain current with technology advances.

There can be no assurance that technologies, applications or services developed by our competitors or vendors will not render our products or services non-competitive or obsolete, that we can successfully develop and market any new services or products, that any such new services or products will be commercially successful or that the integration of automated customer support capabilities will achieve intended cost reductions. In addition, the inability of equipment vendors and service providers to supply equipment and services on a timely basis could harm our operations and financial condition.

Defects or errors within our software could adversely affect our business and results of operations.

Design defects or software errors may delay software introductions or reduce the satisfaction level of clients and may have a materially adverse effect on our business and results of operations. Our software is highly complex and may, from time to time, contain design defects or software errors that may be difficult to detect and/ or correct. Since both our clients and we use our software to perform critical business functions, design defects, software errors or other potential problems within or outside of our control may arise from the use of our software. It may also result in financial or other damages to our clients, for which we may be held responsible. Although our license agreements with our clients often contain provisions designed to limit our exposure to potential claims and liabilities arising from client problems, these provisions may not effectively protect us against such claims in all cases and in all jurisdictions. Claims and liabilities arising from client problems could result in monetary damages to us and could cause damage to our reputation, adversely affecting our business and results of operations.

Failure to comply with internal control attestation requirements could lead to loss of public confidence in our financial statements.

Any future acquisitions and other material changes in our operations likely will require us to expand and possibly revise our disclosure controls and procedures, internal controls over our financial reporting and related corporate governance policies. In addition, the Sarbanes-Oxley Act of 2002 and associated regulations relating to effectiveness of internal controls over financial reporting are subject to varying interpretations in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. If we fail to comply with these laws and regulations or our efforts to comply with these laws and regulations differ from the conduct intended by regulatory or governing bodies due to ambiguities or varying interpretations of the law, we could be subject to regulatory sanctions, the public may lose confidence in our internal controls and the reliability of our financial statements, and our reputation may be harmed.

The industries in which we operate are continually evolving. Our services may become obsolete, and we may not be able to develop competitive services on a timely basis or at all.

The CRM and BPO service industry is characterized by rapid technological change, competitive pricing, frequent new service introductions and evolving industry standards. The success of our company will depend on our ability to anticipate and adapt to these challenges and to offer competitive services on a timely basis. We face a number of difficulties and uncertainties associated with this reliance on technological development, such as:

•	competition from service providers using other means to deliver similar or alternative services;

•	realizing economies of scale on a global basis (including conducting future business in places such as Eastern Europe, China, Japan and South America);

•	responding successfully to advances in competing technologies and network security in a timely and cost-effective manner; and

•	existing, proposed or undeveloped technologies that may render our services less profitable or obsolete.

If we fail to manage future growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We plan to expand our business. We anticipate that this expansion will require substantial management effort and significant additional investment in infrastructure, service offerings and service center expansion. In addition, we will be required to continue to improve our operational, financial and management controls and our reporting procedures. Future growth of our company will place a significant strain on managerial, administrative, operational, financial and other resources. If we are unable to manage growth successfully, our business will be harmed.

Government regulation of our industry and the industries we serve may increase our costs and restrict the operation and growth of our business.

Both the U.S. Federal and various state governments regulate our business and the outsourced business services industry as a whole. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 broadly authorizes the FTC to issue regulations restricting certain telemarketing practices and prohibiting misrepresentations in telephone sales. The FTC regulations implementing this Act are commonly referred to as the Telemarketing Sales Rule. Our operations outside the United States are also subject to regulation. In addition to current laws, rules and regulations that regulate our business, bills are frequently introduced in Congress to regulate the use of credit information. We cannot predict whether additional Federal or state legislation that regulates our business will be enacted. Additional Federal or state legislation could limit our activities or increase our cost of doing business, which could cause our operating results to suffer.

We could be subject to a variety of regulatory enforcement or private actions for our failure or the failure of our clients to comply with these regulations. Our results of operations could be adversely impacted if the effect of government regulation of the industries we serve is to reduce the demand for our services or expose us to potential liability.

We may become involved in litigation that may materially adversely affect us.

We are currently, and from time to time in the future we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including patent, software, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. Furthermore, because litigation is inherently unpredictable, there can be no assurance that the results of any of these actions will not have a material adverse effect on our business, results of operations or financial condition.

An outbreak of a pandemic, flu or other disease, or the threat of a pandemic, flu or other disease, may adversely impact our ability to perform our services or may adversely impact client and consumer demand.

We have a large number of employees across the world in many different countries with different levels of healthcare monitoring. Most of these employees work in relatively close proximity to each other in our service centers. A significant or widespread outbreak of a pandemic, such as the flu or other contagious illness, or even a perceived threat of such an outbreak, could cause significant disruptions to our employee base and could adversely impact our ability to provide our services and deliver our products. This could have a significant impact on our business and our results of operations.

Risks Related to the Notes

The value of the collateral securing the notes may not be sufficient to satisfy our obligations under the notes.

No appraisal of the fair market value of the collateral securing the notes has been made in connection with this exchange offer of the notes and the value of the collateral will depend on market and economic conditions, the availability of buyers and other factors. Additionally, certain of our assets are held by our foreign subsidiaries and are not being pledged to secure the notes. As a result, liquidating the collateral securing the notes may not produce proceeds in an amount sufficient to pay any amounts due on the notes. We cannot assure you of the value of the collateral or that the net proceeds received upon a sale of the collateral would be sufficient to repay all amounts due on the notes following a foreclosure upon the collateral (and any payments in respect of prior liens) or a liquidation of our assets or the assets of the guarantors that may grant these security interests.

In the event of a liquidation or foreclosure, the value of the collateral securing the notes is subject to fluctuations based on factors that include general economic conditions, the actual fair market value of the collateral at such time, the timing and the manner of the sale and the availability of buyers and similar factors. In addition, courts could limit recoverability with respect to the collateral if they deem a portion of the interest claim usurious in violation of applicable public policy. By its nature, some or all of the collateral may be illiquid and may have no readily ascertainable market value. Likewise, we cannot assure you that the collateral will be saleable or, if saleable, that there will not be substantial delays in its liquidation. To the extent that liens, rights and easements granted to third parties encumber assets located on property owned by us or the guarantors or constitute senior, pari passu or subordinate liens on the collateral, those third parties have or may exercise rights and remedies with respect to the property subject to such encumbrances (including rights to require marshalling of assets) that could adversely affect the value of the collateral located at a particular site and the ability of the collateral trustee to realize or foreclose on the collateral at that site.

In the event that a bankruptcy case is commenced by or against us, if the value of the collateral is less than the amount of principal and accrued and unpaid interest on the notes and all other senior secured obligations, interest may cease to accrue on the notes from and after the date the bankruptcy petition is filed. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of the collateral will be sufficient to pay the obligations due under the notes.

The collateral securing the notes may be diluted under certain circumstances.

The loan agreement governing our ABL Credit Facility and the indenture governing the notes permit us to issue additional senior secured indebtedness, including priority lien indebtedness and additional notes, subject to our compliance with the restrictive covenants in the indenture governing the notes and the loan agreement governing our ABL Credit Facility at the time we issue such additional senior secured indebtedness.

Any additional notes issued under the indenture governing the notes would be guaranteed by the same guarantors and would have the same security interests, with the same priority, as currently secure the notes. As a result, the collateral securing the notes would be shared by any additional notes we may issue under the applicable indenture, and an issuance of such additional notes would dilute the value of the collateral compared to the aggregate principal amount of notes issued. In addition, the indenture and our other security documents permit us and certain of our subsidiaries to incur additional priority lien debt and subordinated lien debt up to respective maximum priority lien and subordinated lien debt threshold amounts by issuing additional debt securities under one or more new indentures or by borrowing additional amounts under new credit facilities. Any additional priority lien debt or subordinated lien debt secured by the collateral would dilute the value of the noteholders’ rights to the collateral.

The notes and the note guarantees are structurally subordinated to indebtedness and other liabilities of our non-guarantor subsidiaries.

Not all of our subsidiaries guarantee the notes. The notes and the note guarantees are structurally subordinated to the indebtedness and other liabilities of our non-guarantor subsidiaries, and noteholders do not have any claim as a creditor against any such non-guarantor subsidiary. In addition, subject to certain limitations, the indenture governing the notes and the loan agreement governing our ABL Credit Facility permit our non-guarantor subsidiaries to incur additional indebtedness, including borrowings under our ABL Credit Facility by certain non-guarantor subsidiaries. Non-guarantor subsidiaries generated approximately 12% of our customer revenues for the year ended December 31, 2009, and had approximately $9.5 million of indebtedness and held approximately 20% of our total assets prior to intercompany eliminations as of December 31, 2009.

The rights of noteholders in the collateral may be adversely affected by the failure to perfect security interests in the collateral and other issues generally associated with the realization of security interests in the collateral.

Applicable law requires that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The senior liens in the

Primary Notes Collateral from time to time owned by us or the guarantors and/or the junior liens in the Primary ABL Collateral from time to time owned by us or the guarantors may not be perfected with respect to the notes and the note guarantees if the collateral trustee has not taken the actions necessary to perfect any of those liens upon or prior to the issuance of the notes. The inability or failure of the collateral trustee to take all actions necessary to create properly perfected security interests in the collateral may result in the loss of the priority of the security interest for the benefit of the noteholders to which they would have been entitled as a result of such non-perfection. In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. We and the guarantors have limited obligations to perfect the security interest of the noteholders in specified collateral. We cannot assure you that the collateral trustee for the notes or the administrative agent under our ABL Credit Facility will monitor, or that we or the guarantors will inform such collateral trustee or administrative agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. The collateral trustee for the notes has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest. Such failure may result in the loss of the security interest in the collateral or the priority of the security interest in favor of the notes and the note guarantees against third parties. The security interest of the collateral trustee will be subject to practical challenges generally associated with the realization of security interests in the collateral. For example, the collateral trustee may need to obtain the consent of a third party to obtain or enforce a security interest in an asset. We cannot assure you that the collateral trustee will be able to obtain any such consent or that the consents of any third parties will be given when required to facilitate a foreclosure on such assets. As a result, the collateral trustee may not have the ability to foreclose upon those assets and the value of the collateral may significantly decrease.

Bankruptcy laws may limit your ability to realize value from the collateral.

The right of the collateral agent to repossess and dispose of the collateral upon the occurrence of an event of default under the indenture governing the notes is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy case were to be commenced by or against us or any guarantor before the collateral agent repossessed and disposed of the collateral. Upon the commencement of a case under the bankruptcy code, a secured creditor such as the collateral agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval, which may not be given. Moreover, the bankruptcy code permits the debtor to continue to retain and use collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral as of the commencement of the bankruptcy case and may include cash payments or the granting of additional security if and at such times as the bankruptcy court in its discretion determines that the value of the secured creditor’s interest in the collateral is declining during the pendency of the bankruptcy case. A bankruptcy court may determine that a secured creditor may not require compensation for a diminution in the value of its collateral if the value of the collateral exceeds the debt it secures.

In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary power of a bankruptcy court, it is impossible to predict:

•	how long payments under the notes could be delayed following commencement of a bankruptcy case;

•	whether or when the collateral agent could repossess or dispose of the collateral;

•	the value of the collateral at the time of the bankruptcy petition; or

•	whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.”

In addition, the intercreditor agreement provides that, in the event of a bankruptcy, the trustee and the collateral trustee agent may not object to a number of important matters following the filing of a bankruptcy petition so long as any first priority lien obligations are outstanding. After such a filing, the value of the collateral securing the notes could materially deteriorate and the holders of the notes would be unable to raise an objection. The right of the holders of obligations secured by first priority liens on the collateral to foreclose upon and sell the collateral upon the occurrence of an event of default also would be subject to limitations under applicable bankruptcy laws if we or any of our subsidiaries become subject to a bankruptcy proceeding.

Any disposition of the collateral during a bankruptcy case would also require permission from the bankruptcy court. Furthermore, in the event a bankruptcy court determines the value of the collateral is not sufficient to repay all amounts due on first priority lien debt and, thereafter, the notes, the holders of the notes would hold a secured claim only to the extent of the value of the collateral to which the holders of the notes are entitled and unsecured claims with respect to such shortfall. The bankruptcy code only permits the payment and accrual of post-petition interest, costs and attorney’s fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of its collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the collateral.

A court could void our subsidiaries’ guarantees of the notes under fraudulent transfer laws.

Although the guarantees provide you with a direct claim against the assets of the subsidiary guarantors, under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, or bankruptcy laws in other applicable jurisdictions, a guarantee could be voided, or claims with respect to a guarantee could be subordinated to all other debts of that guarantor. In addition, a bankruptcy court could void (i.e., cancel) any payments by that guarantor pursuant to its guarantee and require those payments to be returned to the guarantor or to a fund for the benefit of the other creditors of the guarantor.

The bankruptcy court might take these actions if it found, among other things, that when a subsidiary guarantor executed its guarantee (or, in some jurisdictions, when it became obligated to make payments under its guarantee):

•	such subsidiary guarantor received less than reasonably equivalent value or fair consideration for the incurrence of its guarantee; and

•	such subsidiary guarantor:

•	was (or was rendered) insolvent by the incurrence of the guarantee;

•	was engaged or about to engage in a business or transaction for which its assets constituted unreasonably small capital to carry on its business;

•	intended to incur, or believed that it would incur, obligations beyond its ability to pay as those obligations matured; or

•	was a defendant in an action for money damages, or had a judgment for money damages docketed against it and, in either case, after final judgment, the judgment was unsatisfied.

A bankruptcy court would likely find that a subsidiary guarantor received less than fair consideration or reasonably equivalent value for its guarantee to the extent that it did not receive direct or indirect benefit from the issuance of the notes. A bankruptcy court could also void a guarantee if it found that the subsidiary issued its guarantee with actual intent to hinder, delay, or defraud creditors.

Although courts in different jurisdictions measure solvency differently, in general, an entity would be deemed insolvent if the sum of its debts, including contingent and unliquidated debts, exceeds the fair value of its assets, or if the present fair salable value of its assets is less than the amount that would be required to pay the expected liability on its debts, including contingent and unliquidated debts, as they become due.

If a court voided a guarantee, it could require that noteholders return any amounts previously paid under such guarantee. If any guarantee were voided, noteholders would retain their rights against us and any other subsidiary guarantors, although there is no assurance that those entities’ assets would be sufficient to pay the notes in full.

Any future pledge of collateral might be avoidable in bankruptcy.

Any future pledge of collateral in favor of the collateral agent, including pursuant to security documents delivered after the date of the indenture governing the notes, might be avoidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

The collateral is subject to casualty risks.

The indenture governing the notes, the loan agreement governing our ABL Credit Facility and the security documents require us and the guarantors to maintain adequate insurance or otherwise insure against risks to the extent customary with companies in the same or similar business operating in the same or similar locations. There are, however, certain losses, including losses resulting from terrorist acts, that may be either uninsurable or not economically insurable, in whole or in part. As a result, we cannot assure you that the insurance proceeds will compensate us fully for our losses. If there is a total or partial loss of any of the collateral securing the notes, we cannot assure you that any insurance proceeds received by us will be sufficient to satisfy all the secured obligations, including the notes.

In the event of a total or partial loss to any of the mortgaged facilities, certain items of equipment and inventory may not be easily replaced. Accordingly, even though there may be insurance coverage, the extended period needed to manufacture replacement units or inventory could cause significant delays.

Any future note guarantees or additional liens on collateral provided after the notes are issued could also be avoided by a trustee in bankruptcy.

The indenture governing the notes provides that certain of our future subsidiaries guarantee the notes and secure their note guarantees with liens on their assets. The indenture governing the notes also requires us and the guarantors to grant liens on certain assets that they acquire after the notes are issued. Any future note guarantee or additional lien in favor of the collateral trustee for the benefit of the noteholders might be avoidable by the grantor (as debtor-in-possession) or by its trustee in bankruptcy or other third parties if certain events or circumstances exist or occur. For instance, if the entity granting the future note guarantee or additional lien were insolvent at the time of the grant and if such grant was made within 90 days, or in certain circumstances, a longer period, before that entity commenced a bankruptcy proceeding, and the granting of the future note guarantee or additional lien enabled the noteholders to receive more than they would if the grantor were liquidated under chapter 7 of the U.S. Bankruptcy Code, then such note guarantee or lien could be avoided as a preferential transfer.

We may not be able to fulfill our repurchase obligations with respect to the notes upon a change of control or an asset sale.

If we experience certain change of control events, we are required by the indenture governing the notes to offer to repurchase all outstanding notes at a repurchase price equal to 101% of the principal amount of notes repurchased, plus accrued and unpaid interest and special interest, if any, to the applicable repurchase date. In addition, under certain circumstances, if we sell assets and fail to apply the net proceeds therefrom as provided in the indenture, we must offer to repurchase the notes at a repurchase price equal to 100% of the principal amount of the notes repurchased, plus accrued and unpaid interest and special interest, if any, to the applicable repurchase date. The terms of our ABL Credit Facility provide, and the instruments governing our future indebtedness may also provide, that certain change of control events or asset sales will constitute events of default thereunder. Such defaults could result in amounts outstanding under our ABL Credit Facility and such other indebtedness becoming immediately due and payable.

If a change of control event or an asset sale were to occur, we cannot assure you that we would have sufficient funds to repay any notes that they would be required to offer to purchase or that would become immediately due and payable as a result of such change of control event or asset sale. We may require additional financing from third parties to fund any such repurchases, and we cannot assure you that we would be able to obtain additional financing on satisfactory terms or at all. Our failure to repay noteholders who tender notes for repurchase following a change of control event could result in an event of default under the indenture governing the notes. Any future indebtedness to which we become a party may also prohibit us from purchasing notes. If a change of control event or an asset sale occurs at a time when we are prohibited from purchasing notes, we may have to either seek the consent of the applicable lenders to the purchase of notes or attempt to refinance the borrowings that contain such prohibition. Our failure to obtain such a consent or to refinance such borrowings may preclude us from purchasing tendered notes and trigger an event of default under the indenture governing the notes, which may, in turn, constitute a default under our ABL Credit Facility and any other indebtedness.

Noteholders may not be able to determine when a change of control giving rise to mandatory repurchase rights has occurred following a sale of “substantially all” of our assets and our restricted subsidiaries’ assets.

The definition of change of control in the indenture governing the notes includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of our assets and our restricted subsidiaries’ assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a noteholder to require us to repurchase notes as a result of a sale, transfer, conveyance or other disposition of less than all of our assets and our restricted subsidiaries’ assets to another individual, group or entity may be uncertain.

No active trading market exists for the exchange notes and, if an active trading market for the exchange notes does not develop, you may not be able to resell them.

There is no established public trading market for the exchange notes, and an active trading market may not develop. If no active trading market develops, you may not be able to resell your exchange notes at their fair market value or at all. Future trading prices of the exchange notes will depend on many factors, including, among other things, our ability to effect the exchange offer, prevailing interest rates, our financial condition and results of operations, the volume of noteholders and the market for similar securities. The initial purchasers have advised us that they intend to make a market in the exchange notes, but they are not obligated to do so. The initial purchasers may discontinue any market making in the exchange notes at any time, in their sole discretion.

Recently, the market for debt securities has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. We cannot assure you that the market, if any, for the exchange notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which noteholders may sell their exchange notes.

Ares, Ayala and Providence held approximately 44.9%, 25.5% and 16.7%, respectively, of our outstanding shares as of March 16, 2010 and their interests as equity holders may conflict with those of the holders of the exchange notes offered hereby.

As of March 16, 2010, affiliates of our financial sponsors, Ares, Ayala and Providence held approximately 44.9%, 25.5% and 16.7%, respectively, of our issued and outstanding common stock. Therefore, our financial sponsors collectively have control over our management and policies, such as the election of our directors, the appointment of new management and the approval of any other action requiring the approval of our stockholders, including any amendments to its certificate of incorporation and mergers or sales of all or substantially all of its assets. The interests of these financial sponsors may not in all cases be aligned with those of the holders of the notes offered hereby. In addition, the level of our financial sponsors’ ownership of our common stock could have the effect of discouraging or impeding an unsolicited acquisition proposal. Furthermore, our financial sponsors may, in the future, own businesses that directly or indirectly compete with us. Our financial sponsors may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

The lien ranking provisions in the intercreditor agreement limit the ability of noteholders to exercise rights and remedies with respect to the Primary ABL Collateral.

The rights of the noteholders with respect to the Primary ABL Collateral securing the notes on a junior basis are substantially limited by the terms of the lien ranking provisions in the intercreditor agreement. Under the terms of the intercreditor agreement, at any time that any obligations that have the benefit of senior liens on the Primary ABL Collateral are outstanding, almost any action that may be taken in respect of the Primary ABL Collateral, including the rights to exercise remedies with respect to, challenge the liens on, or object to actions taken by the administrative agent under our ABL Credit Facility with respect to, the Primary ABL Collateral will be at the direction of the holders of the obligations secured by the senior liens on the Primary ABL Collateral, and the collateral trustee, on behalf of noteholders with junior liens on the Primary ABL Collateral, will not have the ability to control or direct such actions, even if the rights of noteholders are adversely affected.

In addition, the intercreditor agreement contains certain provisions benefiting holders of indebtedness under our ABL Credit Facility that prevent the collateral trustee from objecting to a number of important matters regarding the Primary ABL Collateral following the filing of a bankruptcy. After such filing, the value of the Primary ABL Collateral could materially deteriorate and noteholders would be unable to raise an objection. See “Description of the Exchange Notes—The Intercreditor Agreement.”

The value of the collateral securing the notes may not be sufficient to secure post-petition interest.

In the event of a bankruptcy proceeding against the issuer or the guarantors, noteholders will be entitled to post-petition interest under the U.S. Bankruptcy Code only if the value of their security interest in the collateral is greater than their pre-bankruptcy claim. Noteholders may be deemed to have an unsecured claim if the issuer’s obligations under the notes equal or exceed the fair market value of the collateral securing the notes. Noteholders that have a security interest in the collateral with a value equal to or less than their pre-bankruptcy claim will not be entitled to post-petition interest under the U.S. Bankruptcy Code. The bankruptcy trustee, the debtor-in-possession or competing creditors could possibly assert that the fair market value of the collateral with respect to the notes on the date of the bankruptcy filing was less than the then-current principal amount of the notes. Upon a finding by a bankruptcy court that the notes are under collateralized, the claims in the bankruptcy proceeding with respect to the notes would be bifurcated between a secured claim and an unsecured claim, and the unsecured claim would not be entitled to the benefits of security in the collateral. Other consequences of a finding of under collateralization would be, among other things, a lack of entitlement on the part of noteholders to receive post-petition interest and a lack of entitlement on the part of the unsecured portion of the notes to receive other “adequate protection” under U.S. federal bankruptcy laws. In addition, if any payments of post-petition interest were made at the time of such a finding of under collateralization, such payments could be re-characterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to notes. No appraisal of the fair market value of the collateral securing the notes has been prepared in connection with this offering of the notes and, therefore, the value of the collateral trustee’s interest in the collateral may not equal or exceed the principal amount of the notes. We cannot assure you that there will be sufficient collateral to satisfy our and the guarantors obligations under the notes.

If a bankruptcy petition were filed by or against us, holders of notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the notes.

If a bankruptcy petition were filed by or against us under the U.S. Bankruptcy Code after the issuance of the notes, the claim by any holder of the notes for the principal amount of the notes may be limited to an amount equal to the sum of:

•	the original issue price for the notes; and

•	that portion of the original issue discount that does not constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code.

Any original issue discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the notes under these circumstances may receive a lesser amount than they would be entitled to receive under the terms of the indenture governing the notes, even if sufficient funds are available.

Your rights under the notes and the note guarantees may be impaired under insolvency or similar laws in certain countries.

One of our subsidiary guarantors, Stream International Europe B.V., is incorporated as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law. Dutch insolvency laws differ significantly from insolvency proceedings in the United States and may make it more difficult for holders of the notes to effect a restructuring of our Dutch subsidiary guarantor or to recover the amount they would have recovered in a liquidation or bankruptcy proceeding in the United States. There are two primary insolvency regimes under Dutch law. The first, moratorium of payment (surseance van betaling), is intended to facilitate the reorganization of a debtor’s debts and enable the debtor to investigate the possibilities for continuing its business as a going concern. The second, bankruptcy (faillissement), is primarily designed to liquidate and distribute the assets of a bankrupt debtor to its creditors.

If a company applies for a moratorium of payment, the Dutch court will grant the moratorium provisionally and appoint a trustee administrator (bewindvoerder), who, jointly with the company’s management, will be in charge of the company and its business undertakings. A definitive moratorium will generally be granted upon the approval of a qualified majority of the unsecured creditors. Unlike Chapter 11 proceedings under U.S. bankruptcy law during which both secured and unsecured creditors are generally barred from seeking to recover on their claims, during a Dutch moratorium of payment secured creditors and preferential creditors may proceed against the assets that secure their claims or to which they have preferential rights in order to satisfy their claims. A recovery under Dutch law, therefore, could involve a sale of the assets of the debtor in a manner that does not reflect the going-concern value of the debtor. Consequently, Dutch insolvency laws could preclude or inhibit the ability of the holders of the notes to effect a restructuring of our Dutch subsidiary guarantor and could reduce the recovery in a Dutch insolvency proceeding. In addition, as long as there are senior debt obligations outstanding, the notes may also be subordinated to all other secured or unsecured debt which rank equal with the senior debt.

In connection with Dutch bankruptcy proceedings, the assets of a debtor are generally liquidated and the proceeds distributed to the debtor’s creditors in accordance with their respective ranks on a pro rata basis among creditors that have equal ranking. Certain parties (such as secured creditors and preferential creditors) will have special rights that may adversely affect the interests of holders of the notes. While certain secured creditors may enforce their rights independent of the bankruptcy, other creditors need to submit their claims to the public receiver (curator) for verification. “Verification” under Dutch law means that the public receiver determines the existence, ranking and value of the claim and whether and to what extent it will be admitted in the bankruptcy proceedings. The valuation of claims that otherwise would not have been payable at the time of the bankruptcy proceedings may be based on a net present value analysis. The ranking of the holders of notes as subordinated creditors and these verification procedures could delay recovery or cause holders of notes to recover substantially less than the principal amount of their notes or less than they could recover in a U.S. liquidation. The validity of the guarantee of the Dutch subsidiary guarantor may be affected by the ultra vires provisions of section 2:7 of the Dutch Civil Code. These provisions give legal entities the right to invoke the nullity of a transaction if such transaction entered into by such entity cannot serve to realize the objects of such entity and the other parties to such transaction knew, or without independent investigation, should have known, that such objects and purposes have been exceeded. All circumstances relevant in determining corporate benefit should be taken into account, including the wording of the objects clause of the articles of association and the level of (direct or indirect) benefit derived by the legal entity.

Fraudulent conveyance legislation is also in force in the Netherlands. Portions of the legislation provide generally that certain transactions with a creditor entered into voluntarily by the debtor are subject to avoidance if both parties to the transaction knew or should have known that the transaction would prejudice other creditors or that the debtor has previously made an application for bankruptcy. Knowledge that the transaction would prejudice other creditors is presumed by law for all transactions performed within one year of the adjudication before bankruptcy or within one year before the date the claim of fraudulent conveyance is made, if it is also established that one of the conditions mentioned in Article 43 of the Dutch Bankruptcy Act or Article 46 of Book 3 of the Dutch Civil Code is fulfilled. These conditions include, but are not limited to, situations in which (1) the value of the obligation of the debtor materially exceeds the value of the obligation of the creditor, (2) the debtor pays or grants security for debts which are not yet due, (3) an agreement is made between legal entities or an obligation arises from one legal entity towards another if a director of one of these legal entities is also a director of the other or (4) an agreement is made or an obligation would arise with a group company. Accordingly, if a court of competent jurisdiction were to find that the guaranteeing of the notes met the foregoing criteria, the court could avoid the guarantee.

The ability of investors to enforce civil liabilities under U.S. securities laws may be limited in certain jurisdictions.

The United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitral awards) in civil and commercial matters and therefore, a final judgment for the payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated upon U.S. securities laws, would not be enforceable in the Netherlands.

If you do not properly tender your old notes, your ability to transfer your old notes will be adversely affected.

We will only issue exchange notes in exchange for old notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes. If you do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after we consummate the exchange offer, you may continue to hold old notes that are subject to the existing transfer restrictions. In addition, if you tender your old notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for old notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes in accordance with applicable regulations. After the exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be fewer old notes outstanding. In addition, if a large amount of old notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of such exchange notes.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements regarding our anticipated financial condition, results of operations and business in the future, including expectations, beliefs, projections, future plans and strategies and assumptions concerning future results and events. These forward-looking statements generally may, but do not necessarily, include words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “may,” “will,” “should,” “could,” “predicts,” “potential,” “continues” or similar expressions. Forward-looking statements are not guarantees. They involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Our future results may differ materially from those expressed in these forward-looking statements. For a more detailed description of some of these risks and uncertainties and other factors you should consider before participating in the exchange offer, see “Risk Factors” in this prospectus. These risks and uncertainties include, but are not limited to, the following:

•	we are operating in and may also enter into new markets in places like South America, Eastern Europe, China, Japan and Russia;

•	we may be unable to execute our business strategy;

•	general economic and business conditions may change;

•	foreign currency rates in the countries in which we operate may change, or we may not be able to hedge the foreign currency risk effectively;

•	we may not experience any increase in demand for services or our target clients may not experience increased demand for business process outsourcing services;

•	we may lose clients;

•	we may experience delays in obtaining new clients or sales from existing clients;

•	we may not be able to hire and retain key personnel;

•	we may experience lengthy sales cycles and/or pricing pressure;

•	we may face intense competition in the marketplace from competitors with greater financial resources;

•	we may incur significant costs to develop new sites, without any assurance of significant future revenues from those sites;

•	we may enter into acquisitions, joint ventures or other strategic investments; and

•	we may not be able to obtain necessary financing.

Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. This exchange offer is intended to satisfy our obligations under the registration rights agreement, dated as of October 1, 2009, by and among us, the guarantors party thereto, and the initial purchasers of the old notes. In return for issuance of the exchange notes, we will receive in exchange old notes in like principal amount. We will retire or cancel all of the old notes tendered in the exchange offer.

On October 1, 2009, we issued and sold the old notes. We used the proceeds from the offering of the old notes, together with approximately $26.0 million of cash on hand, to repay indebtedness of Stream and EGS and to pay fees and expenses incurred in connection with the Combination and the Transactions. See “Stream Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization on an actual basis as of December 31, 2009. This information should be read in conjunction with “Use of Proceeds,” “Stream Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “EGS Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes of Stream and EGS included elsewhere in this prospectus.

As of December 31, 2009
Stream Actual
(in thousands)
(unaudited)
Cash and cash equivalents	$14,928

Long-term debt

New asset-based revolving credit facility	15,501
Senior secured notes offered hereby	200,000
Other	237
Capital lease obligations	16,808
Less current portion	(5,619)

Total Stream long-term debt	226,927

Total stockholders’ equity	303,411

Total capitalization	$545,266

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements combine (i) the historical statements of operations of Stream (pro forma for the acquisition of SHC as if the acquisition had occurred on January 1, 2008) for the year ended December 31, 2008 and EGS (pro forma for the acquisition of eTelecare as if the acquisition had occurred on January 1, 2008) for the year ended December 31, 2008, giving pro forma effect to the Combination and the Transactions as if they had occurred on January 1, 2008, (ii) the historical statements of operations of Stream for the year ended December 31, 2009 and EGS for the nine months ended September 30, 2009, giving pro forma effect to the Combination and the Transactions as if they had occurred on January 1, 2009.

The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the Combination, are factually supportable and, in the case of the pro forma statements of operations, have a recurring impact. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the financial position or results of operations that may have actually occurred had the Combination taken place on the dates noted, or the future financial position or operating results of the combined company. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. We expect to incur additional costs related to employee severance, consolidation of facilities and other restructuring costs related to the Combination. We have not yet completed our assessment or have an estimate of these costs. These costs will be accounted for in accordance with the authoritative guidance. Under the purchase method of accounting, the total purchase price was allocated to the net tangible and intangible assets acquired and liabilities assumed, based on estimates of their respective fair values.

The unaudited pro forma condensed combined financial statements described above should be read in conjunction with the historical financial statements of Stream and EGS and the related notes to unaudited pro forma condensed combined financial statements.

Stream Global Services, Inc.

Unaudited Pro Forma Condensed Combined Statement Of Operations

Year Ended December 31, 2009

(in thousands, except per share data)

	Stream	EGS	Pro Forma Adjustments Note 2		Pro forma
Revenue	$584,769	$212,236	$—		$797,005
Direct cost of revenue	342,193	113,221	—		455,414

Gross profit	242,576	99,015	—		341,591

Operating expenses:
Selling, general and administrative expenses	199,454	80,361	—		279,815
Transaction costs	12,245	6,022	(9,014)	C	9,253
Depreciation and amortization	36,422	22,833	4,800	E	58,443
			(5,612)	D

Total operating expenses	248,121	109,216	(9,826)		347,511

Income (loss) from operations	(5,545)	(10,201)	9,826		(5,920)
Other (income) expenses, net:
Foreign currency transaction loss (gain)	236	(54)	—		182
Other (income) expenses, net	—	(18)	—		(18)
Interest (income) expense, net	18,410	10,326	(10,326)	F	29,499
			(7,652)	F
			18,741	F

Total other (income) expenses, net	18,646	10,254	763		29,663

Income (loss) before income taxes	(24,191)	(20,455)	9,063		(35,583)
Provision (benefit) for income taxes	4,382	733	—	I	5,115

Net income (loss)	$(28,573)	$(21,188)	$9,063		$(40,698)

Accretion of trust account relating to common stock subject to possible conversion	—	—	—		—
Net (income) loss attributable to non-controlling interests	—	(619)	619	H	—
Cumulative convertible preferred stock dividends	58,018	—	(58,018)	A	—
Preferred Stock accretion	6,397	—	(6,397)	G	—

Net income (loss) attributable to common shareholders	$(92,988)	$(20,569)	$72,859		$(40,698)

Net income (loss) attributable to common shareholders per share:
Basic	$(3.46)				$(0.51)

Diluted	$(3.46)				$(0.51)

Shares used in computing per share amounts:
Basic	26,887		52,729	B	79,616

Diluted	26,887		52,729	B	79,616

Stream Global Services, Inc.

Unaudited Pro Forma Condensed Combined Statement Of Operations

Year Ended December 31, 2008

(in thousands, except per share data)

	A	B	C	D=(B+C)	E		F=(A+D+E)
		Period from December 12, 2008 to December 31, 2008	Period from January 1, 2008 to December 12, 2008
	Stream Pro Forma	Successor (“EGS Corp.”)	Predecessor (“EGS Corp.”)	Pro Forma EGS Corp	Stream/EGS Corp. Pro Forma Adjustments Note 2		Pro Forma
Revenue	$523,458	$14,521	$285,260	$299,781	$—		$823,239
Direct cost of revenue	330,954	11,829	216,225	228,054	—		559,008

Gross profit	192,504	2,692	69,035	71,727	—		264,231

Operating expenses:
Selling, general and administrative expenses	162,154	2,037	55,519	57,556	—		219,710
Transaction related costs	—	—	—	—	18,267	C	—
					(18,267)	C
Depreciation and amortization	24,359	1,521	21,503	23,024	6,400	E	52,678
					(1,105)	D

Income (loss) from operations	5,991	(866)	(7,987)	(8,853)	(5,295)		(8,157)

Other (income) expenses, net:
Foreign currency transaction loss (gain)	(536)	(978)	(374)	(1,352)	—		(1,888)
Other (income) expenses, net	1,593	4	42	46	—		1,639
Interest (income) expense, net	6,894	672	(465)	207	(207)	F	24,997
					(6,894)	F
					24,997	F

Total other (income) expenses, net	7,951	(302)	(797)	(1,099)	17,896		24,748

Income (loss) before income taxes	(1,960)	(564)	(7,190)	(7,754)	(23,191)		(32,905)
Provision (benefit) for income taxes	9,697	91	1,333	1,424	—	I	11,121

Net income (loss)	$(11,657)	$(655)	$(8,523)	$(9,178)	$(23,191)		$(44,026)

Net (income) loss attributable to non-controlling interests	—	(45)	(274)	(319)	319	H	—
Series A Preferred Stock beneficial conversion feature	49,503	—	—	—	(49,503)	G	—
Cumulative convertible preferred stock dividends	1,790	—	—	—	52,958	A	—
					(54,748)	A
Preferred Stock accretion	367	—	—	—	(367)	G	—
Warrant issuance costs	298	—	—	—	(298)	G	—

Net income (loss) attributable to common shareholders	$(63,615)	$(610)	$(8,249)	$(8,859)	$28,448		$(44,026)

Net income (loss) attributable to common shareholders per share:
Basic	$(2.74)						$(0.56)

Diluted	$(2.74)						$(0.56)

Shares used in computing per share amounts:
Basic	23,258				55,932	B	79,190

Diluted	23,258				55,932	B	79,190

STREAM GLOBAL SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Note 1—Description of Combination and Basis of Presentation

In October 2009, pursuant to a Share Exchange Agreement, dated as of August 14, 2009 (“the Exchange Agreement”), among us, EGS Corp., a Philippine corporation (“EGS”), the parent company of eTelecare Global Solutions, Inc., a Philippine company (“eTelecare”), EGS Dutchco B.V., a corporation organized under the laws of the Netherlands (“Dutchco”), and NewBridge International Investment Ltd., a British Virgin Islands company (“NewBridge” and, together with Dutchco, the “EGS Stockholders”), we acquired EGS in a stock-for-stock exchange (the “Combination”). At the closing of the Combination (the “Closing”), we acquired all of the issued and outstanding capital stock of EGS (the “EGS Shares”) from the EGS Stockholders, and NewBridge and/or its affiliate contributed, and we accepted, the rights of such transferor with respect to approximately $35,841 in principal under a bridge loan of EGS (the “Bridge Loan”) in consideration for the issuance and delivery of an aggregate of 23,851,561 shares of our common stock and 9,800,000 shares of our non-voting common stock, and the payment of $9,990 in cash. Subsequent to the Closing, all of the 9,800,000 shares of non-voting common stock held by the EGS Stockholders were converted into shares of our voting common stock on a one-for-one basis. As of the Closing, the pre-Combination Stream stockholders and the EGS Stockholders owned approximately 57.5% and 42.5%, respectively, of the combined entity.

Immediately prior to the Closing, pursuant to a certain letter agreement, dated as of August 14, 2009, between us and Ares, all of the issued and outstanding shares of our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock held by Ares were converted into 35,085,134 shares of our common stock. In addition, we purchased from Ares 7,500,000 warrants to purchase Stream common stock that it held in consideration for the issuance of 1,000,000 shares of our common stock.

Also in October 2009, pursuant to an indenture, dated as of October 1, 2009 (the “Indenture”), among Stream, certain of our subsidiaries and Wells Fargo Bank, National Association (“Wells Fargo”), as trustee, we issued $200 million aggregate principal amount of 11.25% Senior Secured Notes due 2014 (the “Notes”) at an initial offering price of 95.454% of the principal amount. In addition, we and certain of our subsidiaries entered into a credit agreement, dated as of October 1, 2009 (the “Credit Agreement”), with Wells Fargo Foothill, LLC (“WFF”), as agent and co-arranger, and Goldman Sachs Lending Partners LLC, as co-arranger, and each of the lenders party thereto, as lenders, providing for revolving credit financing (the “ABL Facility”) of up to $100 million, including a $20 million sub-limit for letters of credit. The ABL Facility has a maturity of four years.

We used the proceeds from the offering of the Notes, together with approximately $26.0 million of cash on hand, to repay all outstanding indebtedness under the Amended Credit Agreement (as defined below), as amended by Amendment No. 1, the Bridge Loan, and to pay fees and expenses incurred in connection with the Combination, the Note offering and the ABL Facility.

Note 2—Pro Forma Adjustments

There were no inter-company balances or transactions between Stream and EGS as of the dates and for the periods of these pro forma condensed combined financial statements. Certain items in EGS financial statements have been reclassified to conform with Stream’s presentation.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had Stream and EGS filed consolidated income tax returns during the periods presented.

STREAM GLOBAL SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows:

(A)	To reverse the acceleration of the dividends on Stream’s Series A Convertible Preferred Stock and Series B Convertible Preferred Stock as it is non-recurring.

(B)	To treat all the common shares issued during the year as if they were issued on January 1.

(C)	To reverse the expensing of the transaction costs, including investment banker fees, public filing fees, printing fees, legal and accounting fees and other Combination-related fees as they are non-recurring.

(D)	To reverse the amortization of EGS Goodwill recorded prior to the acquisition by Stream.

(E)	To book amortization related to the EGS acquisition that occurred on October 1, 2009.

(F)	To record the reversal of the historical interest expense and recording of the stated interest expense of 11.25% per year and 4.546% of original issue discount associated with the issuance of $200 million of the notes.

(G)	To reverse the remaining accretion of dividends related to the Series A Convertible Preferred Stock, Series A Preferred beneficial conversion feature, and the warrant issuance costs, as they are all non-recurring.

(H)	To reverse the net income (loss) attributable to non-controlling interests.

(I)	There is no impact to income taxes from SHC related pro forma income adjustments has been recorded due to utilization of U.S. federal tax net operating loss carry forwards.

SGS and EGS entered into a share exchange agreement pursuant to which Stream issued 33,652 shares of our common stock for all the outstanding shares of EGS. The purchase price calculation is as follows:

Purchase price in common shares	$181,718
Value of pre-emptive rights	1,384

Total allocable purchase price	$183,102

The acquisition was accounted for in accordance with the authoritative guidance. The transaction was valued for accounting purposes at $183,102.

The exercise of our public warrants trigger certain participation rights held by the following shareholders: Ares Corporate Opportunities Fund II (“Ares”), NewBridge and Dutchco (together, the “Participating Shareholders”). The Participating Shareholders have participation rights to purchase, for $6.00 per share, an aggregate number of shares of our common stock equal to 2.4364 multiplied by the number of shares actually issued upon exercise of the public warrants. NewBridge and Dutchco received these participation rights in association with the acquisition of EGS and accordingly we have treated the value of these rights as additional purchase consideration.

STREAM GLOBAL SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

Under the purchase method of accounting, the assets and liabilities of EGS acquired are recorded as of the acquisition date at their respective fair values. The excess purchase price over those values is recorded as goodwill. The goodwill recognized is attributable primarily to the fair value of the going-concern element and the fair value of expected synergies to be achieved. The following table summarizes the estimated fair value of assets acquired and the liabilities assumed and related deferred income taxes at the date of the acquisition.

Current assets	$99,631
Property and equipment	46,952
Goodwill	177,478
Trade names	100
Customer relationships	30,300
Customer contracts	1,701
Other non-current assets	4,898

Total assets acquired	361,060
Current liabilities	(81,866)
Related party debt	(85,254)
Other liabilities	(10,838)

Total liabilities assumed	(177,958)

Allocated purchase price	$183,102

We have not identified any material unrecorded pre-acquisition contingencies where the related asset, liability, or impairment is probable and the amount can be reasonably estimated. Our purchase accounting for the EGS acquisition is preliminary therefore, prior to the end of the measurement period. If information becomes available that would indicate it is probable that such events had occurred and the amounts can be reasonably estimated, such items will be included in the final purchase price allocation and may adjust goodwill.

SELECTED CONSOLIDATED FINANCIAL DATA OF STREAM

The data set forth below should be read in conjunction with “Stream Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

In October 2007, we consummated our initial public offering in which we sold 31,250,000 units, each consisting of one share of our common stock and a warrant to purchase one share of our common stock. We received total gross proceeds of $250.0 million and net proceeds of $246.3 million, including $7.5 million of proceeds from the sale of 7,500,000 warrants to certain of our founding stockholders, which were deposited into a trust account. Our founders subsequently sold their 7,500,000 warrants to Ares, who have since sold them back to us in exchange for the issuance of 1,000,000 shares.

In July 2008, we acquired SHC for $128.8 million (which reflected the $200.0 million purchase price less assumed indebtedness, transaction fees, employee transaction-related bonuses, professional fees, stock option payments and payments for working capital). Also in July 2008, holders of 8,947,000 shares of our common stock exercised their conversion rights in connection with the acquisition of SHC, and we paid an aggregate of $70.56 million to such holders. In connection with our acquisition of SHC, we changed our name from Global BPO Services Corp. to Stream Global Services, Inc., or Stream.

In August 2009, Stream, EGS, the parent company of eTelecare and other parties signatory thereto, entered into a definitive agreement to combine in a stock-for-stock exchange. On October 1, 2009, the Combination closed, with the pre-Combination Stream and EGS stockholders owning approximately 57.5% and 42.5%, respectively, of the combined entity.

The following balance sheet data for Stream as of December 31, 2009 and 2008 and statement of operations data for Stream for the year ended December 31, 2009 and 2008, and for the period from June 26, 2007 (date of inception) to December 31, 2007 were derived from Stream’s audited consolidated financial statements.

In addition, in order to assist investors in better understanding the historical performance of Stream’s operating business, we have also included below financial information for SHC for periods before Stream acquired SHC in July 2008. The following balance sheet data for SHC as of December 31, 2007, 2006, and 2005 and the statement of operations data for SHC for each of the years ended December 31, 2007, 2006, and 2005 and for the seven months ended July 31, 2008 were derived from the audited consolidated financial statements of SHC, a Delaware corporation and wholly owned subsidiary of Stream.

The unaudited consolidated financial statements include, in the opinion of Stream’s management, all adjustments, which include only normal recurring adjustments that Stream’s management considers necessary for fair presentation of the financial information set forth in those statements. Stream’s historical results are not necessarily indicative of the results to be expected in the future.

Stream

	For the period from June 26, 2007 (date of inception) to December 31, 2007	Year ended December 31, 2008(a)	Year ended December 31, 2009
	(In thousands, except per share amounts)
Revenue	$—	$211,373	$584,769
Gross profit	—	83,095	242,576
Income (loss) from operations	(242)	5,229	(5,545)
Net income (loss)	1,117	796	(28,573)
Income (loss) per share attributable to common stockholders per share:	$0.07	$(2.20)	$(3.46)

(a)	The statement of operations data for Stream for the year ended December 31, 2008 reflects the results of Stream for that entire year, as well as the results of SHC from and after Stream’s acquisition of SHC on July 31, 2008.

SHC

	Years Ended December 31,			Seven months ended July 31, 2008
	2005	2006	2007
	(In thousands, except per share amounts)
Revenue	$310,905	$405,547	$483,569	$312,085
Gross profit	93,827	128,679	162,634	109,409
Income (loss) from operations	(11,114)	5,470	5,894	(14,667)
Net income (loss)	$(17,544)	$(5,349)	$(11,323)	$(25,372)

Stream

	Balances as of
	December 31, 2007	December 31, 2008	December 31, 2009
	(In thousands)
Total current assets	$248,526	$146,856	$227,386
Property, equipment and fixtures, net	27	41,634	96,816
Total assets	248,718	329,945	680,823

Total current liabilities	8,563	79,392	115,337
Long-term debt and capital leases, net of current	—	69,108	218,159
Redeemable preferred stock	—	145,911	—
Stockholders’ equity	$166,280	$1,751	$303,411

SHC

	Balances as of December 31,
	2005	2006	2007
	(In thousands)
Total current assets	$78,635	$102,825	$138,914
Property, equipment and fixtures, net	21,975	25,977	36,656
Total assets	118,722	145,117	193,416

Total current liabilities	54,111	60,674	148,685
Long-term debt and capital leases, net of current	42,264	66,207	28,692
Stockholders’ equity	$12,234	$10,309	$7,352

STREAM MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the “Selected Consolidated Financial Data of Stream” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

Stream Global Services, Inc. (“we”, “us”, “Stream”, or “SGS”) is a corporation organized under the laws of the State of Delaware and was incorporated on June 26, 2007. We were formed as a blank check company for the purpose of acquiring, through a merger, capital stock exchange, asset or stock acquisition, exchangeable share transaction or other similar business combination, one or more domestic or international operating businesses.

In October 2007, we consummated our initial public offering (“IPO”) in which we sold 31,250,000 units, each consisting of one share of our common stock, $0.001 par value per share (“common stock”), and a warrant to purchase one share of our common stock. We received total gross proceeds of $250.0 million and net proceeds of $246.3 million, including $7.5 million of proceeds from the sale of 7,500,000 warrants to certain of our founding stockholders, which were deposited into a trust account. In connection with our IPO, a total of $7.5 million of underwriters’ fees were deferred until the completion of our initial acquisition. In 2008, the underwriter’s fees were reduced to $2.8 million.

In July 2008, we acquired Stream Holdings Corporation (“SHC”) for $128.8 million (which reflected the $200.0 million purchase price less assumed indebtedness, transaction fees, employee transaction-related bonuses, professional fees, stock option payments and payments for working capital). Also in July 2008, holders of 8,947,000 shares of our common stock exercised their conversion rights in connection with the acquisition of SHC, and we paid an aggregate of $70.6 million to such holders. In connection with our acquisition of SHC, we changed our name from Global BPO Services Corp. to Stream Global Services, Inc.

In August 2008, we issued and sold 150,000 shares of our Series A Convertible Preferred Stock, $0.001 par value per share (the “Series A Preferred Stock”), in a private placement with Ares Corporate Opportunities Fund II, L.P. (“Ares”) for an aggregate purchase price of $150 million, and our founders also sold their 7,500,000 warrants to Ares. Also in August 2008, we commenced a self-tender offer to purchase up to 20,757,000 shares of our common stock at a purchase price of $8.00 per share. In September 2008, we closed the self-tender and accepted for purchase 20,757,000 shares of our common stock, for a total cost of approximately $166.0 million, excluding fees and expenses related to the offer.

In January 2009, we entered into the Fifth Amended and Restated Revolving Credit, Term Loan and Security Agreement, dated as of January 8, 2009 (the “Amended Credit Agreement”), with PNC Bank, National Association (“PNC”), as lender and as agent, Steel City Capital Funding, LLC, as term B lender and as term B agent, PNC Capital Markets LLC, as lead arranger, Stream Holdings Corporation (“SHC”), as borrowing agent, and the other loan parties signatory thereto, pursuant to which we borrowed an aggregate principal amount of $25 million in order to reduce the senior secured revolving credit facility from $100 million to approximately $77 million and to repay approximately $2 million in outstanding loans made to certain Foreign Borrowers (as defined in the Amended Credit Agreement).

In March 2009, we entered into an Amendment No. 1 and Waiver to the Amended Credit Agreement and certain of our subsidiaries (the “Stream Entities”) entered into a Guarantee and Reimbursement Agreement, dated as of March 2, 2009 (the “Reimbursement Agreement”) with Ares pursuant to which Ares or one or more of its affiliates provided, or caused one or more financial institutions or other entities to provide, certain letters of credit or other guarantees or backstop arrangements for the benefit of the Stream Entities in consideration of the issuance to Ares of one share of our Series B Convertible Preferred Stock, $0.001 par value per share (the “Series

B Preferred Stock”). In addition, we entered into a Subordination and Intercreditor Agreement, dated as of March 2, 2009, with PNC Bank, as agent, Steel City Capital Funding, LLC, as agent for term B lenders and as term B agent, Ares and the other loan parties signatory thereto, pursuant to which the liens granted under the Reimbursement Agreement were made junior and subordinate to the obligations of the Stream Entities under, and to liens granted in connection with, the Amended Credit Agreement.

In October 2009, pursuant to a Share Exchange Agreement, dated as of August 14, 2009 (“the Exchange Agreement”), among us, EGS Corp., a Philippine corporation (“EGS”), the parent company of eTelecare Global Solutions, Inc., a Philippine company (“eTelecare”), EGS Dutchco B.V., a corporation organized under the laws of the Netherlands (“Dutchco”), and NewBridge International Investment Ltd., a British Virgin Islands company (“NewBridge” and, together with Dutchco, the “EGS Stockholders”), we acquired EGS in a stock-for-stock exchange (the “Combination”). At the closing of the Combination (the “Closing”), we acquired all of the issued and outstanding capital stock of EGS (the “EGS Shares”) from the EGS Stockholders, and NewBridge and/or its affiliate contributed, and we accepted, the rights of such transferor with respect to approximately $35,841,000 in principal under a bridge loan of EGS (the “Bridge Loan”) in consideration for the issuance and delivery of an aggregate of 23,851,561 shares of our common stock and 9,800,000 shares of our non-voting common stock, and the payment of $9,990 in cash. Subsequent to the Closing, all of the 9,800,000 shares of non-voting common stock held by the EGS Stockholders were converted into shares of our voting common stock on a one-for-one basis. As of the Closing, the pre-Combination Stream stockholders and the EGS Stockholders owned approximately 57.5% and 42.5%, respectively, of the combined entity.

Immediately prior to the Closing, pursuant to a certain letter agreement, dated as of August 14, 2009, between us and Ares, all of the issued and outstanding shares of our Series A Preferred Stock and Series B Preferred Stock held by Ares were converted into 35,085,134 shares of our common stock. In addition, we purchased from Ares 7,500,000 warrants to purchase Stream common stock that it held in consideration for the issuance of 1,000,000 shares of our common stock.

Also in October 2009, pursuant to an indenture, dated as of October 1, 2009 (the “Indenture”), among Stream, certain of our subsidiaries and Wells Fargo Bank, National Association (“Wells Fargo”), as trustee, we issued $200 million aggregate principal amount of old notes at an initial offering price of 95.454% of the principal amount. In addition, we and certain of our subsidiaries entered into a credit agreement, dated as of October 1, 2009 (the “Credit Agreement”), with Wells Fargo Foothill, LLC (“WFF”), as agent and co-arranger, and Goldman Sachs Lending Partners LLC, as co-arranger, and each of the lenders party thereto, as lenders, providing for revolving credit financing (the “ABL Facility”) of up to $100 million, including a $20 million sub-limit for letters of credit. The ABL Facility has a term of four years.

We used the proceeds from the offering of the Notes, together with approximately $26.0 million of cash on hand, to repay all outstanding indebtedness under the Amended Credit Agreement, as amended by Amendment No. 1, the Bridge Loan, and to pay fees and expenses incurred in connection with the Combination, the note offering and the ABL Facility.

In November 2009, we commenced a self-tender offer to purchase up to 17,500,000 of our public warrants, each of which is exercisable for one share of our common stock for $6.00 in cash, at a purchase price of $.50 per warrant net to the seller in cash. In December 2009, we closed the self-tender and accepted for purchase 9,956,689 warrants for a total purchase price of approximately $4,978,000, excluding fees and expenses related to the tender offer.

We are a leading global business process outsourcing (“BPO”) service provider specializing in customer relationship management (“CRM”) including sales, customer care and technical support for Fortune 1000 companies. Our clients include leading technology, computing, telecommunications, retail, entertainment/media, and financial services companies. Our service programs are delivered through a set of standardized best practices and sophisticated technologies by a highly skilled multilingual workforce capable of supporting over 35 languages across 50 locations in 22 countries. We continue to expand our global presence and service offerings to increase revenue, improve operational efficiencies and drive brand loyalty for our clients. As of December 31, 2009, we had over 30,000 employees worldwide.

We are subject to quarterly fluctuations in our revenues and earnings, based on the timing of new and expiring client programs and seasonality in certain client programs. From time to time clients seek to shift their CRM programs to lower cost providers, which may interrupt or decrease our results of operations as we seek to shift personnel and other resources to the CRM and other BPO services provided to our higher margin clients.

We bill monthly for our services in a variety of manners, including per minute, per contact, per hour and per full-time employee equivalent. Revenues also include reimbursement of certain expenses including telecom, training and miscellaneous costs for certain customers. A substantial amount of our operating costs is incurred in foreign currencies. In many cases, we bill our clients in U.S. dollar, Canadian Dollar, Euro and U.K. pound sterling denominated amounts and incur costs in the host country in local currency.

A substantial portion of our costs are incurred and paid in Philippine pesos. Therefore, we are exposed to the risk of an increase in the value of the Philippine peso relative to the U.S. dollar, which would increase the value of our expenses when measured in U.S. dollars. We engage in hedging relating to the Canadian dollar, the Indian rupee and the Philippine peso against the U.S. dollar. We are also doing business in Central America but do not yet hedge currencies from these countries.

Critical Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires the appropriate application of accounting policies, many of which require management to make estimates and assumptions about future events and their impact on amounts reported in our consolidated financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results may differ from estimates. Such differences may be material to the consolidated financial statements.

Equipment and Fixtures

Equipment and fixtures are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Furniture and fixtures are depreciated over a five-year life, software over a three- to five-year life and equipment generally over a three- to five-year life. Leasehold improvements are depreciated over the shorter of their estimated useful life or the remaining term of the associated lease. Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease and is recorded in depreciation and amortization expense. Repair and maintenance costs are expensed as incurred.

The carrying value of equipment and fixtures to be held and used is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with authoritative guidance of the Financial Accounting Standards Board (“FASB”). An asset is considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition does not exceed its carrying amount. The amount of the impairment loss, if any, is measured as the amount by which the carrying value of the asset exceeds its estimated fair value, which is generally determined based on appraisals or sales prices of comparable assets. Occasionally, we redeploy equipment and fixtures from underutilized centers to other locations to improve capacity utilization if it is determined that the related undiscounted future cash flows in the underutilized centers would not be sufficient to recover the carrying amount of these assets. We estimate fair value of our asset retirement obligations, if any, associated with the retirement of tangible long-lived assets such as property and equipment when the long-lived asset is acquired, constructed, developed through normal operations.

Goodwill and Other Intangible Assets

In accordance with the FASB authoritative guidance, goodwill is reviewed for impairment annually and on an interim basis if events or changes in circumstances between annual tests indicate that an asset might be impaired. Impairment occurs when the carrying amount of goodwill exceeds its estimated fair value. The impairment, if any, is measured based on the estimated fair value of the reporting unit. We operate in one reporting unit, which is the basis for impairment testing and the allocation of acquired goodwill.

Intangible assets with a finite life are recorded at cost and amortized using their projected cash flows over their estimated useful life. Client lists and relationships are amortized over periods of up to ten years, market adjustments related to facility leases are amortized over the term of the respective lease and developed software is amortized over five years. Brands and trademarks are not amortized as their life is indefinite. In accordance with FASB authoritative guidance, indefinite lived intangible assets are reviewed for impairment annually and on an interim basis if events or changes in circumstances between annual tests indicate that an asset might be impaired.

The carrying value of intangibles is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with FASB authoritative guidance. An asset is considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition does not exceed its carrying amount. The amount of the impairment loss, if any, is measured as the amount by which the carrying value of the asset exceeds its estimated fair value, which is generally determined based on appraisals or sales prices of comparable assets.

Stock-Based Compensation

At December 31, 2009 and 2008, we had a stock-based compensation plan for employees and directors.

We adopted the fair value recognition provisions of the FASB authoritative guidance at our inception. For share-based payments, the fair value of each grant, including both the time-based grants and the performance-based grants, is estimated on the date of grant using the Black-Scholes-Merton option valuation model, with the exception of two grants to R Scott Murray, our founder, Chairman and Chief Executive Officer, that were valued using a Monte Carlo simulation and assumes the performance goals will be achieved. If such goals are not met, no compensation cost is recognized and any previously recognized cost is reversed. Stock compensation expense is recognized on a straight-line basis over the vesting term, net of an estimated future forfeiture rate. The forfeiture rate assumption (19.5% as of December 31, 2009 and 2008) is based on historical experience.

Income Taxes

We account for income taxes in accordance with the authoritative FASB guidance, which requires recognition of deferred assets and liabilities for the future income tax consequence of transactions that have been included in the consolidated financial statements or tax returns. Under this method deferred tax assets and liabilities are determined based on the difference between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax, using the enacted tax rates for the year in which the differences are expected to reverse. We provide valuation allowances against deferred tax assets whenever we believe it is more likely than not, based on available evidence, that the deferred tax asset will not be realized. Further this guidance clarifies the accounting for uncertainty in income taxes recognized in financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority.

Contingencies

We consider the likelihood of various loss contingencies, including non-income tax and legal contingencies arising in the ordinary course of business, and our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued in accordance with the authoritative FASB guidance, when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to determine whether such accruals should be adjusted.

Recent Accounting Pronouncements

In December 2007, the FASB issued new guidance on business combinations. This guidance establishes principles and requirements for how we: (1) recognize and measure in our financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (2) recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase; and (3) determine what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The business combinations guidance also requires acquisition-related transaction and restructuring costs to be expensed rather than treated as part of the cost of the acquisition. This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We adopted the business combination guidance on January 1, 2009.

Our nonfinancial assets and liabilities measured at fair value on a nonrecurring basis include assets and liabilities acquired in connection with a business combination, goodwill and intangible assets. We adopted the fair value measurement guidance as it relates to these assets and liabilities on January 1, 2009.

In April 2009, the FASB issued additional guidance on fair value measurements and disclosures. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants under current market conditions. The new guidance requires an evaluation of whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. If there has been a significant decrease in activity, transactions or quoted prices may not be indicative of fair value and a significant adjustment may need to be made to those prices to estimate fair value. Additionally, an entity must consider whether the observed transaction was orderly (that is, not distressed or forced). If the transaction was orderly, the obtained price can be considered a relevant, observable input for determining fair value. If the transaction is not orderly, other valuation techniques must be used when estimating fair value. This guidance, which was applied by us prospectively as of June 30, 2009, did not impact our results of operations, cash flows or financial position for the year ended December 31, 2009.

In April 2008, the FASB issued guidance on determining the useful life of intangible assets. The intent of the guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. This guidance requires an entity to disclose information for a recognized intangible asset that enables users of the financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We adopted this guidance on January 1, 2009. The adoption of this guidance did not have a material impact on our financial position or results of operations.

In May 2009, the FASB issued guidance on subsequent events which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance is based on the same principles as currently exist in auditing standards and was issued by the FASB to include accounting guidance that originated as auditing standards into the body of authoritative literature issued by the FASB. The standard addresses the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. We adopted this guidance during the quarterly period ended June 30, 2009.

Pro Forma and Adjusted Pro Forma Financial Information

The following unaudited pro forma financial information presents the consolidated results of operations of SGS and EGS as if the acquisition of EGS had occurred as of the beginning of the periods presented below. The historical financial information has been adjusted to give effect to events that are directly attributable to the combination (including amortization of purchased intangible assets and debt costs associated with acquisition, and debt costs associated with high yield debt offering), and in case of the pro forma statements of operations, have a recurring impact. The unaudited pro forma financial information is not intended, and should not be taken as representative of our future consolidated results of operations or financial condition or the results that would have occurred had the acquisition occurred as of the beginning of the earliest period.

	2009	2008
Revenue	$797,005	$823,239
Net income (loss) attributable to common shareholders	(40,698)	(44,026)
Basic and diluted net loss per share	$(0.51)	$(0.56)

In the fourth quarter of 2009, the former eTelecare business generated revenue of $69.3 million and a net loss of $4.5 million.

EGS was acquired on October 1, 2009 and thus its results of operations are included in the actual results of SGS for the period October 1, 2009 to December 31, 2009.

The acquisition of SHC in July 2008 was our first business combination and, accordingly, we do not believe a historical comparison of the results of operations and cash flows for the years ended December 31, 2009 compared to December 31, 2008 and December 31, 2008 compared to December 31, 2007 are beneficial to our stockholders. In order to assist readers to better understand the changes in our business between the years ended December 31, 2009, 2008 and 2007, we are presenting in management’s discussion and analysis section below the pro forma results of operations for SGS and SHC for the year ended December 31, 2008 as if the acquisition of SHC occurred on January 1, 2008. We derived the pro forma results of operations from (i) the consolidated financial statements of SHC for the period from January 1, 2008 to July 31, 2008 (the date of the SHC acquisition) and (ii) our consolidated financial statements for the years ended December 31, 2008. We are presenting the pro forma information in order to provide a more meaningful comparison of our operating results with prior periods. The pro forma results of operations are not necessarily indicative of results of operations that may have actually occurred had the merger taken place on the dates noted, or the future financial position or operating results of SHC. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable and provide useful information to the reader of this section. The pro forma adjustments include adjustments for interest expense, reversal of interest income for SGS, amortization of intangible assets, transaction costs, depreciation expense for assets written up and market lease amortization.

The following are actual results of operations for the year ended December 31, 2009, which include the consolidated results of operations of EGS for the fourth quarter of 2009, and pro forma unaudited results of operations for the year ended December 31, 2008 assuming the acquisition of SHC occurred on January 1, 2008:

Stream Global Services, Inc.

Consolidated Statements of Operations

(unaudited)

	Years ended December 31,
	GAAP	Pro Forma	Pro Forma
	2009	2008	2007
Revenue	$584,769	$523,458	$483,569
Direct cost of revenue	342,193	330,955	320,935

Gross profit	242,576	192,503	162,634
Operating expenses:
Selling, general and administrative expenses	198,212	160,824	143,117
Stock based compensation expense	1,242	1,330	1,013
Transaction related costs	12,245	—	—
Depreciation and amortization expense	36,422	24,359	19,550

Total operating expenses	248,121	186,513	163,680

Income (loss) from operations	(5,545)	5,990	(1,046)
Other (income) expenses, net:
Foreign currency transaction loss (gain)	236	(535)	11
Other (income) expense, net	—	1,593	(1,008)
Interest expense, net	18,410	6,894	8,692

Total other (income) expenses, net	18,646	7,952	7,695

Income (loss) before provision for income taxes	(24,191)	(1,962)	(8,741)

Provision for Income taxes	4,382	9,697	5,938

Net income (loss)	$(28,573)	$(11,659)	$(14,679)

Amounts as a percentage of pro forma revenue:

	2009	2008	2007
Revenue	100.0%	100.0%	100.0%
Direct cost of revenue	58.5	63.2	66.4

Gross profit	41.5	36.8	33.6
Operating expenses:
Selling, general and administrative expenses	33.9	30.7	29.6
Stock based compensation expense	0.2	0.2	0.2
Transaction related costs	2.1	—	—
Depreciation and amortization expense	6.2	4.7	4.0

Total operating expenses	42.4	35.6	33.8

Income (loss) from operations	(0.9)	1.2	(0.2)
Other (income) expenses, net:
Foreign currency transaction loss (gain)	(0.0)	(0.1)	0.0
Other (income) expense, net	0.0	0.3	(0.2)
Interest expense, net	3.1	1.3	1.8

Total other (income) expenses, net	3.2	1.5	1.6

Income (loss) before provision for income taxes	(4.1)	(0.3)	(1.8)
Provision for Income taxes	0.7	1.9	1.2

Net income (loss)	(4.9)%	(2.2)%	(3.0)%

Revenues

We derive the majority of our revenues by providing CRM services such as technical support, sales and revenue generation services and customer care services. Our services are typically bundled together to include our work provided by our service professionals, our hosted technology, our data management and reporting and other professional services. We bill monthly for our services in a variety of manners, including per minute, per contact, per hour and per full-time employee equivalent. Certain customer contracts contain provisions under which we can earn bonuses or pay penalties on a monthly basis based upon performance.

Direct Cost of Revenue

We record the costs specifically associated with client programs as direct cost of revenues. These costs include direct labor wages and benefits of service professionals as well as reimbursable expenses such as telecommunication charges. The most significant portion of our direct cost of revenue is attributable to employee compensation, benefits and payroll taxes. These costs are expensed as they are incurred. Direct costs are affected by prevailing wage rates in the countries in which they are incurred and are subject to the effects of foreign currency fluctuations.

Operating Expenses

Our operating expenses consist of all expenses of operations other than direct costs of revenue, such as information technology, telecommunications, sales and marketing costs, finance, human resource management and other functions and service center operational expenses such as facilities, operations and training and depreciation and amortization.

Other Income and Expenses

Other income and expense consists of the foreign currency transaction gains or losses, other income, interest income and interest expense. Interest expense includes interest expense and amortization of debt issuance costs associated with our indebtedness under our credit lines, term loans, and capitalized lease obligations.

We generate revenue and incur expenses in several different currencies. We do not operate in any countries subject to hyper-inflationary accounting treatment. Our most common transaction currencies are the U.S. Dollar, the Euro, the Canadian Dollar, the U.K. Pound, Philippine Peso and the Indian Rupee. Our customers are most commonly billed in the U.S. Dollar or the Euro. We report our operating results using the average actual exchange rates in effect during the accounting period.

Income Taxes

We account for income taxes in accordance with the authoritative FASB guidance which requires recognition of deferred assets and liabilities for the future income tax consequence of transactions that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax, using the enacted tax rates for the year in which the differences are expected to reverse. We provide valuation allowances against deferred tax assets whenever we believe it is more likely than not, based on available evidence, that the deferred tax asset will not be realized. Further this guidance clarifies the accounting for uncertainty in income taxes recognized in financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority.

Results of Operations

Year ended December 31, 2009 compared with year ended December 31, 2008

Revenues. Revenues increased $61.3 million, or 11.7%, to $584.8 million for the year ended December 31, 2009, compared to $523.5 million for the year ended December 31, 2008. The increase is primarily attributable to the acquisition of EGS on October 1, 2009 and the inclusion of $69.3 million of EGS prior to its acquisition of Stream (“Legacy EGS”) revenue in the fourth quarter of 2009.

Stream prior to the acquisition of eTelecare (“Legacy Stream”) revenues for services performed in our U.S. and Canada service centers decreased $25.8 million, or 11.5%, for the year ended December 31, 2009, compared to the year ended December 31, 2008 as a result of the loss of large volumes from a seasonal client in the year ended December 31, 2008, coupled with the termination of an internet service provider client contract which ended in the last half of 2008. Legacy Stream revenues for services performed in European service centers decreased $33.6 million, or 15.7% for the year ended December 31, 2009, compared to the year ended December 31, 2008. The majority of this decrease was attributable to decreased volumes from our clients, coupled with decreased revenue due to a weakening Euro relative to the U.S. dollar. Legacy Stream revenues for services performed in offshore service centers in India, Costa Rica, the Dominican Republic and Tunisia increased $51.5 million, or 61.1%, for the year ended December 31, 2009, compared to the year ended December 31, 2008, due to additional volume from our clients. Revenues in our offshore service centers represented 26.3% of consolidated revenues for the year ended December 31, 2009, compared to 16.1% in the same period in 2008.

Direct Cost of Revenue. Direct cost of revenue (exclusive of depreciation and amortization) increased $11.2 million, or 3.4%, to $342.2 million for the year ended December 31, 2009, compared to $331.0 million for the year ended December 31, 2008. This increase was primarily attributable to the acquisition of EGS on October 1, 2009 and the inclusion of $37.7 million of Legacy EGS results in the fourth quarter of 2009.

Gross Profit. Gross profit increased $50.1 million, or 26.0%, to $242.6 million for the year ended December 31, 2009 from $192.5 million for the year ended December 31, 2008. Gross profit as a percentage of revenue increased from 36.8% to 41.5%. Gross margin percentage increased primarily due to the acquisition of EGS on October 1, 2009 and the inclusion of $31.5 million of Legacy EGS results in the fourth quarter of 2009.

Following the acquisition of SHC, we implemented a number of changes, including hiring key operating personnel in the America’s operations. Our focus on operations improved certain metrics such as agent utilization, average call handle time, agent attrition and productivity. In addition, our focus on operating metrics resulted in an increase in customer satisfaction.

We expect gross profit as a percentage of revenues to continue to improve in fiscal 2010 due to continuing improvements in operating metrics and investment in new tools and technologies to improve efficiencies. We also anticipate expanding into new geographic regions such as South America and Asia. These new regions are expected to produce higher gross profit as a percentage of revenues due to the lower labor rates in those countries.

Operating Expenses. Operating expenses (which includes depreciation and amortization expense) increased $61.6 million, or 33.0%, to $248.1 million or 42.4% of revenues for the year ended December 31, 2009, compared to $186.5 million or 35.6% of revenues for the year ended December 31, 2008, primarily due to the acquisition of EGS on October 1, 2009 and the inclusion of $34.5 million of Legacy EGS results in the fourth quarter of 2009. In conjunction with this acquisition we incurred $12.2 million of transaction related costs in the year ended December 31, 2009.

Depreciation and amortization increased $12.1 million to $36.4 million for the year ended December 31, 2009 as compared to $24.4 million for the year ended December 31, 2008 as a result of the amortization of intangibles related to the acquisition of EGS and additions to equipment and fixtures totaling $33.1 million including capital leases during the twelve months ended December 31, 2009. The additions to equipment and fixtures were to support new business, open new service centers and maintain and upgrade our technology infrastructure.

Other (Income) Expenses, Net. Other (income) expenses, net increased $10.7 million, or 134.5%, to $18.7 million for the year ended December 31, 2009, compared to $8.0 million for the year ended December 31, 2008. This increase was due to an increase in interest expense related to the interest on the debt used to purchase EGS in October 1, 2009 and associated write-offs of capitalized costs associated with the debt that was repaid during the year.

Income Taxes. Income taxes decreased $5.3 million, or 54.8%, to $4.4 million for the year ended December 31, 2009, compared to $9.7 million for the year ended December 31, 2008. We operate in a number of countries outside the U.S. that generally have lower tax rates than the U.S. and this can have a significant impact on the effective tax rate.

Net Income (Loss). Net loss increased by $16.9 million, or 145.1%, to $28.6 million for the year ended December 31, 2009, compared to $11.7 million for the year ended December 31, 2008. This increase was primarily due to increased amortization costs, increased interest costs, and transaction costs related to the acquisition of EGS that was consummated in October 2009.

Year ended December 31, 2008 compared with year ended December 31, 2007

Revenues. Revenues increased $39.9 million, or 8.3%, to $523.5 million for the year ended December 31, 2008, compared to $483.6 million for the year ended December 31, 2007. The increase is primarily attributable to growth in revenue due to increased volumes with our ten largest clients from both existing and new services provided to those clients in 2008.

Revenues for services performed in our U.S. and Canada service centers decreased $32.1 million, or 12.5%, for the year ended December 31, 2008, as a result of large volumes from a seasonal client in the year ended December 31, 2007, coupled with an ISP client contract which ended in the last half of 2007. Revenues for services performed in European service centers increased $50.4 million, or 30.7%. The majority of this increase is attributable to increased volumes from both new and existing clients, coupled with additional revenue due to a strengthened Euro relative to the U.S. dollar. Revenues for services performed in offshore service centers in India, Costa Rica, the Dominican Republic and Tunisia increased $21.6 million, or 35.0%, due to additional volume from existing and new clients. Revenues in our offshore service centers represented 15.9% of consolidated revenues for the year ended December 31, 2008, compared to 12.8% in the same period in 2007. We expect our revenues to continue to grow in 2009. Our revenue growth is a result of a number of factors. These factors include a re-vamp of our sales and client management teams, introduction of new services such as warranty and up-sell programs and winning of new client contracts from both existing and new accounts. We believe that our growth is being effected positively by a number of macro economic factors that include our clients propensity to outsource to gain flexible solutions, our clients seeking to work with more global service providers like us and an ongoing effort by certain of our clients to consolidate service providers to those with global operations and broader service offerings.

Direct Cost of Revenue. Direct cost of revenue (exclusive of depreciation and amortization) increased $10.0 million, or 3.1%, to $331.0 million for the year ended December 31, 2008, compared to $320.9 million for the year ended December 31, 2007. This increase is primarily attributable to incremental labor cost required to support revenue growth. After excluding the $8.9 million Canadian and Euro currency exchange impact, direct labor costs increased from $329.8 million to $331.0 million, or 0.1%. We expect cost of services as a percentage of revenues to decline in the future.

Gross Profit. Gross profit increased $29.9 million, or 18.4%, to $192.5 million for the year ended December 31, 2008 from $162.6 million for the year ended December 31, 2007. Gross profit as a percentage of revenue increased from 33.6% to 36.8%. Gross margin percentage increased primarily due to higher margin contracts implemented and better management of our costs in connection with services performed in our European service centers. Following the acquisition of SHC, we implemented a number of changes, including hiring key operating personnel in the America’s operations. Our focus on operations improved certain metrics such as agent utilization, average call handle time, agent attrition and productivity. In addition, our focus on operating metrics resulted in an increase in customer satisfaction.

We expect gross profit as a percentage of revenues to continue to improve in fiscal 2009 due to continuing improvements in operating metrics and investment in new tools and technologies to improve efficiencies. We are also expanding into new geographic regions such as Egypt, South America, Latin America and the Philippines. These new regions are expected to produce higher gross profit as a percentage of revenues due to the lower labor rates in those countries.

Operating Expenses. Operating expenses (which includes depreciation and amortization expense) increased $22.8 million, or 13.9%, to $186.5 million or 35.6% of revenues for the year ended December 31, 2008, compared to $163.7 million or 33.8% of revenues for the year ended December 31, 2007, primarily due to an increase in selling, general and administrative expense, which grew from $143.1 million to $160.8 million, or 12.5%. The increase in selling, general and administrative expense was due to (i) a $3.7 million increase in labor costs due to incremental management, operations and administrative staff required to support our revenue growth, and (ii) an occupancy expense increase of $6.3 million primarily attributable to new service center openings after the first half of 2007, and a $4.0 million Canadian and Euro currency exchange impact. Selling, general and administrative expenses as a percentage of revenue were approximately 31% for the year ended December 31, 2008 as compared to 30% for the year ended December 31, 2007. We expect that the selling, general and administrative expense as a percentage of revenues will increase in 2009 due to investments in sales and marketing, operations personnel and investments in information technology. We also expect that we will incur additional costs in finance and legal due to implementation of Sarbanes Oxley and the general requirements of being a publicly traded company. Depreciation and amortization increased $4.6 million as a result of additions to equipment and fixtures totaling $17.3 million including capital leases during the twelve months ended December 31, 2008. The additions to equipment and fixtures were to support new business, open new service centers and maintain and upgrade our technology infrastructure. Operating expenses as a percentage of revenues increased to 35.6% for the year ended December 31, 2008 compared to 33.9% for the year ended December 31, 2007.

Other (Income) Expenses, Net. Other (income) expenses, net increased $0.3 million, or 3.7%, to $8.0 million for the year ended December 31, 2008, compared to $7.7 million for the year ended December 31, 2007. This increase consisted of a foreign exchange gain for the year ended December 31, 2008 of $0.5 million, compared to a foreign exchange loss of $0.0 million for the year ended December 31, 2007. Foreign exchange gains and losses are primarily the result of intercompany activity and related hedging. We expect interest expense to increase in 2009 due to the new bank debt agreement that we finalized in January 2009 which has a higher blended interest rate than the prior bank loan agreements.

Income Taxes. Income taxes increased $3.8 million, or 63.5%, to $9.7 million for the year ended December 31, 2008, compared to $5.9 million for the year ended December 31, 2007. Foreign tax expense comprised $9.3 million for the year ended December 31, 2008 and $5.2 million for the same period in 2007 and the effective foreign tax rate increased from 28.5% to 32.5%. The increase in expense was driven by a $2.5 million charge in respect to additional foreign tax liabilities, higher income in foreign jurisdictions offset by the decrease in the effective rate reflecting changes in the mix of operations. We operate in a number of countries outside the U.S. that are generally taxed at lower rates and this can have a significant impact on the effective tax rate.

Net Income (Loss). Net loss decreased by $3.0 million, or 20.9%, to $11.7 million for the year ended December 31, 2008, compared to $14.7 million for the year ended December 31, 2007. This decrease is primarily due to increased revenue and margins offset by increased income tax expense.

Liquidity and Capital Resources

Our primary liquidity needs are for financing working capital associated with the expenses we incur in performing services under our client contracts and capital expenditures for the opening of new service centers, including the purchase of computers and related equipment. We have senior secured notes, as well as a credit facility that consists of a revolving line of credit that allows us to manage our cash flows. Our ability to make interest payments on our senior secured notes, payments on the credit facility, to replace our indebtedness, and to fund working capital and planned capital expenditures will depend on our ability to generate cash in the future. We have secured our working capital facility through our accounts receivable and therefore, our ability to continue servicing debt is dependent upon the timely collection of those receivables.

We made capital expenditures of $33.1 million in the year ended December 31, 2009 as compared to $17.4 million on a pro forma basis for the year ended December 31, 2008. We continue to make capital expenditures to build new service centers, meet new contract requirements and maintain and upgrade our technology. We expect to continue to expand into new facilities in 2010 that might include places such as the Philippines, Egypt, Tunisia, China and South and Central America. We also expect to invest in technology initiatives such as unified communications and enabling technology, business continuity and data security, web based solutions and applications and distributed collaboration networking. The convergence of voice and data as well as the demand for real time diagnostics and analytics by our clients are requiring us to make substantial future investments in technology and solutions that will require additional capital investments.

On October 1, 2009, we closed the Combination, with the pre-Combination Stream and EGS stockholders owning approximately 57.5% and 42.5%, respectively, of the combined entity.

On October 1, 2009, we issued $200 million aggregate principal amount of notes. The Notes were issued pursuant to an indenture, dated as of October 1, 2009 (the “Indenture”), among us, certain of our subsidiaries (the “Note Guarantors”) and Wells Fargo Bank, National Association, as trustee. The Notes were issued by us at an initial offering price of 95.454% of the principal amount. The indenture contains restrictions on our ability to incur additional secured indebtedness under certain circumstances.

The notes mature on October 1, 2014. The notes bear interest at a rate of 11.25% per annum. Interest on the notes is computed on the basis of a 360-day year composed of twelve 30-day months and is payable semi-annually on April 1 and October 1 of each year, beginning on April 1, 2010.

The obligations under the notes are fully and unconditionally guaranteed, jointly and severally, by certain of our direct and indirect subsidiaries and will be so guaranteed by any future domestic subsidiaries of ours, subject to certain exceptions.

The notes and the Note Guarantors’ guarantees of the notes are secured by senior liens on our and the Guarantors’ Primary Notes Collateral and by junior liens on our and the Guarantors’ Primary ABL Collateral (each as defined in the Indenture).

On October 1, 2009, we, Stream Holdings Corporation, Stream International Inc., Stream New York Inc., eTelecare Global Solutions-US, Inc., eTelecare Global Solutions-AZ, Inc. and Stream International Europe B.V. (collectively, the “U.S. Borrowers”), and SGS Netherland Investment Corporation B.V., Stream International Service Europe B.V., and Stream International Canada Inc., (collectively, the “Foreign Borrowers” and together with the U.S. Borrowers, the “Borrowers”), entered into the Credit Agreement, with Wells Fargo Foothill, LLC, as agent and co-arranger, Goldman Sachs Lending Partners LLC, as co-arranger, and each of the lenders party thereto, as lenders, providing for the ABL Credit Facility of up to $100.0 million, including a $20.0 million sub-limit for letters of credit, in each case, with certain further sub-limits for certain Foreign Borrowers. The ABL Credit Facility has a term of four years.

Letters of Credit. We have certain standby letters of credit for the benefit of landlords of certain sites in the United States and Canada. As of December 31, 2009, we had approximately $2.0 million of these letters of credit in place under our Amended Credit Agreement and approximately $6.6 million of letters of credit under the Reimbursement Agreement with Ares described above in this Liquidity and Capital Resources section.

Contractual Obligations.

We have various contractual obligations that will affect our liquidity. The following table sets forth our contractual obligations as of December 31, 2009:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt obligations	$200,000	$—	$—	$—	$200,000
Revolving debt obligations	15,501			15,501
Operating lease obligations	123,352	39,291	49,624	21,428	13,009
Capital lease obligations	19,607	6,865	8,926	3,233	583

Total	$358,460	$46,156	$58,550	$40,162	$213,592

Certain facility leases were backed by letters of credit totaling approximately $8.6 million at December 31, 2009. The obligations under the letters of credit decline annually as the underlying obligations are satisfied.

As of December 31, 2009, we had $14.6 million in unrestricted cash and cash equivalents, and working capital (measured by current assets less current liabilities) of $112.0 million.

Net cash used in operating activities totaled $25.2 million for the year ended December 31, 2009, a $10.6 million increase from the $14.6 million used in the year ended December 31, 2008. Non-cash charges were $28.3 million greater in the year ended December 31, 2009 than those generated in the period ended December 31, 2008 primarily as a result of the $25.4 million increase for the depreciation and amortization of acquired assets related to the purchases of SHC and EGS. The increase of $9.5 million in changes from operating assets and liabilities is due primarily to the increase of $9.6 million in cash used for other assets. Net cash provided by investing activities totaled $11.3 million for the year ended December 31, 2009 a $119.8 million decrease from the $131.1 million provided by the period ended December 31, 2008. This is primarily attributable cash acquired in the acquisition of EGS in 2009 as opposed to 2008 where the acquisition of SHC was paid for in cash.

Net cash provided by financing activities totaled $13.3 million for the year ended December 31, 2009, a $88.7 million increase from the $102.0 million of cash used in financing activities for the period ended December 31, 2008. The increase is due to 2008 activity which had proceeds from issuance of the Series A Preferred Stock offset by cash used to purchase shares of common stock in our self-tender offer and the proceeds from the sale of units in our IPO in the period ended December 31, 2007.

Our foreign exchange forward contracts require the exchange of foreign currencies for U.S. Dollars or vice versa, and generally mature in one to 24 months. We had outstanding foreign exchange forward contracts with aggregate notional amounts of $112.0 million as of December 31, 2009 and $20.7 as of December 31, 2008.

We are studying site rationalization as a consequence of the EGS acquisition and this may result in future charges to operations and the use of cash.

We believe that our cash generated from operations, existing cash and cash equivalents, and available credit will be sufficient to meet expected operating and capital expenditures for the next 12 months.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Seasonality

We are exposed to seasonality in our revenues because of the nature of certain consumer-based clients. We may experience approximately 10% increased volume associated with the peak processing needs in the fourth quarter coinciding with the holiday period and a somewhat seasonal overflow into the first quarter of the following calendar year.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF EGS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the “Selected Consolidated Financial Data of EGS” and EGS’s consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

Prior to the Combination, eTelecare was a leading provider of BPO services, focusing on the complex, voice-based segment of customer care services. eTelecare provided a range of services including technical support, financial advisory services, warranty support, client service, sales and client retention. eTelecare’s services were delivered from service centers in the Philippines, the United States, Nicaragua and South Africa, with approximately 9,000 employees in the Philippines, approximately 2,500 employees in the United States, approximately 500 employees in Nicaragua and approximately 500 employees in South Africa as of September 30, 2009.

EGS, or the Successor, was incorporated on November 11, 2008 in the Philippines by NewBridge and Providence. EGS was organized to purchase or otherwise acquire the issued and outstanding common stock of eTelecare, or the Predecessor, a company incorporated in the Philippines and registered with the Philippine Securities and Exchange Commission, or the PSEC.

On September 19, 2008, eTelecare entered into an acquisition agreement, or the Acquisition Agreement, with EGS Acquisition Corp., an affiliate of Providence and Ayala, pursuant to which EGS Acquisition Corp. agreed, among other things and subject to the terms and conditions of the Acquisition Agreement, to commence a tender offer to purchase all of the issued and outstanding common shares (including American Depositary Shares) of eTelecare. In December 2008, eTelecare’s American Depositary Shares ceased trading on, and were subsequently delisted from, NASDAQ. After these transactions, 1.3% of eTelecare’s common shares continued to be held by public stockholders and listed on the Philippine Stock Exchange. After obtaining the requisite board and stockholder approvals, (i) an amendment to eTelecare’s Amended Articles of Incorporation, or the Articles Amendment, to provide for a reverse stock split, or RSS, and (ii) the Articles and Plan and Agreement of Merger, or the Merger Agreement, by and between eTelecare and EGS Acquisition Corp. were filed with the PSEC. Pursuant to the RSS, the shares of eTelecare held by the remaining public stockholders were fractionalized and cancelled in exchange for the right to receive a cash payment in an amount to be determined by the eTelecare board of directors. Pursuant to the Merger Agreement, EGS Acquisition Corp. merged with and into eTelecare, with eTelecare continuing as the surviving corporation (the “Merger”). On August 25, 2009, the PSEC approved the Articles Amendment and the Merger Agreement and the RSS became effective. The Merger became effective on September 2, 2009. As a result, eTelecare is currently wholly-owned (other than certain shares held by directors as required under Philippine law) by EGS.

On August 14, 2009, EGS, Stream, EGS Dutchco B.V. and NewBridge International Investment Ltd entered into a definitive agreement (the “Exchange Agreement”) to combine in a stock-for-stock exchange. On October 1, 2009, Stream acquired all of the outstanding capital stock of EGS.

Critical Accounting Policies

eTelecare’s discussion and analysis of its financial condition and results of operations are based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements required EGS to make estimates and judgments that affect the reported amount of EGS’s assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. eTelecare evaluates its estimates on an ongoing basis, including those related to revenue recognition, income taxes, goodwill, other intangibles and share-based compensation. eTelecare bases its estimates on its historical experience and on various other assumptions that EGS believes to be reasonable under the circumstances, the results of which form the basis for making the judgments EGS makes about the carrying values of its assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

eTelecare believes the following critical accounting policies affect its more significant judgments used in the preparation of its financial statements.

Revenue Recognition.

Revenue is recognized when it is probable that the economic benefits associated with the transactions will flow to EGS and the amount of revenue can be measured reliably. This is normally demonstrated when: (i) persuasive evidence of an arrangement exists; (ii) the fee is fixed or determinable; (iii) performance of service has been delivered; and (iv) collection is reasonably assured. Substantially all of EGS’s revenues are billed and collected in U.S. Dollars given that a majority of EGS’s clients are based in the United States.

Service revenue is recognized as services are performed on a per subscriber, per event, per call, per participant or flat monthly fee basis using rates that are detailed in the client contract. Payments received in advance of services performed are recorded as deferred revenue. Certain contracts include performance-based criteria such as confirmed sales transactions or customer satisfaction targets. Revenue is recognized when the performance criteria are met and, therefore, the amount is known and not subject to adjustment. Service revenue also includes reimbursement of certain expenses including telecommunications, training and miscellaneous costs for certain customers.

Accounting for Income Taxes.

In connection with preparing its financial statements, EGS is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves EGS’s assessment of its net operating loss carryover, as well as estimating its actual current tax liability together with assessing temporary differences resulting from differing treatment of items, such as reserves and accrued liabilities, for tax and accounting purposes. eTelecare also has to assess whether any portion of its earnings generated in one taxing jurisdiction might be claimed as earned by income tax authorities in a differing tax jurisdiction. Significant judgment is required in determining EGS’s annual tax rate, allocating earnings to various jurisdictions and evaluating its tax positions.

Additionally, EGS records the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards. eTelecare then assesses the likelihood that its deferred income tax assets will be realized or recovered from its future taxable income. To the extent EGS believes that recoverability of its deferred tax assets is not likely, EGS is required to establish a valuation allowance. Generally accepted accounting principles require companies to weigh both positive and negative evidence in determining the need for a valuation allowance for deferred tax assets. eTelecare describes the reason for changes in its assessment of recoverability in the footnotes to its financial statements.

eTelecare operates in and files income tax returns in jurisdictions which are subject to examination by tax authorities. The tax returns for open years in all jurisdictions in which EGS does business are subject to change upon examination. eTelecare believes that it has estimated and provided adequate accruals for the probable additional taxes and related interest expense that may ultimately result from such examinations. eTelecare believes that any additional taxes or related interest over the amounts accrued will not have a material effect on its financial condition, results of operations or cash flows. However, resolution of these matters involves uncertainties and the outcomes may be favorable or unfavorable. In addition, changes in the mix of income between taxing jurisdictions, expiration of tax holidays, and changes in tax laws and regulations could result in increased effective tax rates in the future.

Share-Based Compensation.

eTelecare accounts for stock options granted to employees in accordance with SFAS No. 123(R), which it adopted using the modified retrospective application method. eTelecare measure the fair value of employee stock options at grant dates using the Black-Scholes-Merton valuation model with compensation cost recognized over the vesting period for its estimate of shares expected to vest treating each separately vesting portion of an award as if it was, in substance, a multiple award. eTelecare is responsible for determining the fair value assessments of its common shares and has used several factors including estimates of revenue, earnings, assumed market growth rates and, prior to becoming a public company, reports prepared by an independent valuation specialist. eTelecare took the fair value assessments prepared by the valuation specialist into account in reaching its conclusion of the fair value of its common shares. eTelecare estimated the volatility of its share price using stock volatility of comparable companies within its industry. eTelecare must also estimate the forfeiture rate of its unvested shares which it computes using historic experience coupled with recent events that could change its estimates.

Goodwill and other intangible assets.

In accordance with SFAS No. 142, goodwill is reviewed for impairment annually and on an interim basis if events or changes in circumstances between annual tests indicate that an asset might be impaired. Impairment occurs when the carrying amount of goodwill exceeds its estimated fair value. The impairment, if any, is measured based on the estimated fair value of the reporting unit. eTelecare operates in one reporting unit, which is the basis for impairment testing and the allocation of acquired goodwill.

Intangible assets with a finite life are recorded at cost and amortized using their projected cash flows over their estimated useful life. The carrying value of intangibles is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards, Accounting for the Impairment or Disposal of Long-Lived Assets. An asset is considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition does not exceed its carrying amount. The amount of the impairment loss, if any, is measured as the amount by which the carrying value of the asset exceeds its estimated fair value, which is generally determined based on appraisals or sales prices of comparable assets.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R). SFAS No. 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interests in the acquiree, as well as the goodwill acquired. Significant changes from current practice resulting from SFAS No. 141(R) include the expansion of the definitions of a “business” and a “business combination.” For all business combinations (whether partial, full or step acquisitions), the acquirer will record 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settlement; and acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition. SFAS No. 141(R) also establishes disclosure requirements to enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is not permitted. eTelecare’s adoption of SFAS No. 141(R) will impact its consolidated financial statements for any future business combinations.

In December 2007, the FASB issued SFAS 160. SFAS 160 relates to arrangements with noncontrolling interests. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest is included in consolidated net income on the face of the statement of operations. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that does not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. eTelecare adopted SFAS 160 on January 1, 2009 and adjusted its December 31, 2008 and 2007 consolidated balance sheets to reflect noncontrolling interests as a component of equity and revised its consolidated statements of operations and comprehensive income for the periods presented prior to January 1, 2009, to include net income (loss) attributable to both the controlling and noncontrolling interests.

In March 2008, the FASB issued SFAS 161. SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The provisions of SFAS 161 are effective for any quarter ending after November 15, 2008. eTelecare’s adoption of SFAS 161 over the quarter ended September 30, 2009 did not have an impact on its results of operations, cash flows or financial position.

Pro Forma Financial Information

EGS, through a direct affiliate, completed a tender offer for the issued and outstanding common shares (including American Depositary Shares) of eTelecare in December 2008. In order to assist readers to better understand the changes in EGS’s business between the nine months ended September 30, 2009 and 2008 and the years ended December 31, 2008 and 2007 and 2006, EGS is presenting in the section below the pro forma results of operations for the nine months ended September 30, 2008 and the year ended December 31, 2008 as if the acquisition of eTelecare occurred on January 1, 2008. EGS is also presenting the unaudited results of operations of EGS for the nine months ended September 30, 2009 and the audited results of operations of eTelecare for the years ended December 31, 2007 and 2006. EGS derived the pro forma results of operations from (i) the eTelecare audited consolidated financial statements for the period from January 1, 2008 through December 11, 2008; (ii) EGS audited consolidated financial statements for the period from December 12, 2008 (the date of the Acquisition) through December 31, 2008; and, (iii) the eTelecare unaudited consolidated financial statements for nine months ended September 30, 2008. EGS is presenting the pro forma information in order to provide a more meaningful comparison of its operating results with prior periods. The pro forma results of operations are not necessarily indicative of results of operations that may have actually occurred had the acquisition taken place on the December 1, 2008, or the future financial position or operating results of EGS. The pro forma adjustments are based upon available information and assumptions that EGS believes are reasonable and provide useful information to the reader of this section. The pro forma adjustments include adjustments for interest expense and amortization of intangible assets.

The following are (i) pro forma unaudited results of operations for the nine months ended September 30, 2008 and the year ended December 31, 2008 assuming the acquisition of eTelecare by EGS occurred on January 1, 2008; (ii) unaudited results of operations of EGS for the nine months ended September 30, 2009; and (iii) audited results of operations of eTelecare for the years ended December 31, 2007 and 2006:

EGS Corp. and Subsidiaries

Consolidated Pro Forma Statements of Operations

(In thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	Predecessor		Pro Forma	Pro Forma	Successor
	2006	2007	2008	2008	2009
			(Unaudited)	(Unaudited)	(Unaudited)
Service revenue	$195,118	$259,942	$299,781	$225,485	$212,236
Cost and expenses:
Cost of services	135,709	185,715	228,054	168,787	162,638
Selling and administrative expenses	30,008	36,230	57,556	35,310	36,966
Depreciation and amortization	10,181	15,381	27,798	20,548	22,833

Total cost and expenses	175,898	237,326	313,408	224,645	222,437

Income (loss) from operations	19,220	22,616	(13,627)	840	(10,201)

Other income (expenses):
Interest expense and financing charges	(5,571)	(1,891)	(19,805)	(14,398)	(10,690)
Interest income	40	1,195	923	671	364
Foreign exchange gain (loss)	(683)	(843)	1,352	138	54
Other	(159)	187	(46)	(84)	18

	(6,373)	(1,352)	(17,576)	(13,673)	(10,254)

Income (loss) before income taxes	12,847	21,264	(31,203)	(12,833)	(20,455)
Income tax provision (benefit)	602	(1,792)	1,424	861	733

Net income (loss)	12,245	23,056	(32,627)	(13,694)	(21,188)
Net loss attributable to noncontrolling interests	—	—	319	131	619

Net income (loss) attributable to EGS Corp.	$12,245	$23,056	$(32,308)	$(13,563)	$(20,569)

Amounts as a percentage of revenue:

	Year Ended December 31,			Nine Months Ended September 30,
	eTelecare		Pro Forma	Pro Forma	EGS
	2006	2007	2008	2008	2009
Service revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost and expenses:
Cost of services	69.5%	71.5%	76.1%	74.9%	76.6%
Selling and administrative expenses	15.4%	13.9%	19.1%	15.7%	17.4%
Depreciation and amortization	5.2%	5.9%	9.3%	9.1%	10.8%

Total cost and expenses	90.1%	91.3%	104.5%	99.6%	104.8%

Income (loss) from operations	9.9%	8.7%	-4.5%	0.4%	-4.8%

Other income (expenses):
Interest expense and financing charges	-2.8%	-0.8%	-6.7%	-6.4%	-5.0%
Interest income	0.0%	0.5%	0.3%	0.3%	0.2%
Foreign exchange gain (loss)	-0.4%	-0.3%	0.5%	0.1%	0.0%
Other	-0.1%	0.1%	0.0%	0.0%	0.0%

	-3.3%	-0.5%	-5.9%	-6.1%	-4.8%

Income (loss) before income taxes	6.6%	8.2%	-10.4%	-5.7%	-9.6%
Income tax provision (benefit)	0.3%	-0.7%	0.5%	0.4%	0.3%

Net income (loss)	6.3%	8.9%	-10.9%	-6.1%	-10.0%
Net loss attributable to noncontrolling interests	0.0%	0.0%	0.1%	0.1%	0.3%

Net income (loss) attributable to EGS Corp.	6.3%	8.9%	-10.8%	-6.0%	-9.7%

Service revenue.

EGS generated revenue from the customer care and other BPO programs it administers for its clients. EGS provided its services to clients under contracts that typically consist of a master services agreement, which contains the general terms and conditions of its client relationship, and a statement of work, which describes in detail the terms and conditions of each program it administers for a client. EGS’s contracts with its clients typically have a term of one year and can be terminated earlier by EGS’s clients or by EGS without cause, typically upon 30 to 90 days’ notice. Although the contractual commitments from EGS’s clients are short, its client relationships tend to be longer-term given the scale and complexity of the services EGS provides coupled with the risks and costs to its clients associated with bringing business processes in-house or outsourcing them to another provider. For the same reasons, EGS’s sales cycle tends to range from six to 12 months.

EGS derived substantially all of its revenue from U.S.-based clients. EGS received most of its revenue from a small number of clients, with an aggregate of approximately 75% and 81% of EGS’s revenue from its five largest clients for the nine months ended September 30, 2009 and 2008, respectively. For the nine months ended September 30, 2009, EGS had three clients that each contributed more than 10% of revenue with these three clients representing 24%, 19% and 17% of revenue, respectively. EGS often administers multiple programs for a single client with separate contracts or statements of work that sometimes are negotiated with separate parts of the client organization, which EGS views as being different clients for practical purposes. For example, EGS performed four separate programs for one client working with two separate business units.

EGS derived its revenue primarily through time-delineated or session-based fees, including hourly or per-minute charges and charges per interaction, which are separately negotiated on a client-by-client basis. In some contracts, EGS is paid higher rates if it meets specified performance criteria, which are based on objective performance metrics that its client agrees would add quantifiable value to their operations. These payment arrangements can take many forms, including additional payments to EGS based on the number of confirmed sale transactions EGS makes on behalf of a client or based on meeting customer satisfaction targets. Bonuses are typically 5.0% to 10.0% of service income for a program. Conversely, some of EGS’s contracts include provisions that provide for downward revision of its prices under certain circumstances, such as if the average speed required to answer a call is longer than agreed to with the client. Downward revisions are typically limited to a maximum of 5.0% of service income for a program. All of EGS’s bonus and downward revision provisions are negotiated at the time that it signs a statement of work with a client and EGS’s service income from its contracts is thus fixed and determinable at the end of each month.

Cost of Services.

Cost of services consists primarily of the salaries, payroll taxes and employee benefit costs of EGS’s customer service associates and other operations personnel. Cost of services also includes direct communications costs, rent expense, information technology costs, facilities support and customer management support costs related to the operation of EGS’s delivery centers. These costs are expensed as incurred.

EGS’s cost of services is most heavily impacted by prevailing salary levels. Although EGS has not been subject to significant wage inflation in the Philippines or the United States, any significant increase in the market rate for wages could harm its operating results and its operating margin.

EGS often incurs significant costs in the early stages of implementation or in anticipation of meeting a current client’s forecasted demand for EGS’s services, with the expectation that these costs will be recouped over the life of the program, thereby enabling EGS to achieve its targeted returns. Similarly, EGS may also be required to increase recruiting and training costs to prepare its customer service associates for a specific type of service. Such costs are expensed as incurred. If EGS undertakes additional recruiting and training programs and its client terminates a program early or does not meet EGS’s forecasted demand, its operating margin could decline.

EGS’s cost of services is also impacted by its ability to manage and employ its customer service associates efficiently. EGS’s workforce management group continuously monitors staffing requirements in an effort to ensure efficient use of these employees. Although EGS is generally able to reallocate its customer service associates as client demand has fluctuated, an unanticipated termination or significant reduction of a program by a major client may cause EGS to experience a higher-than-expected number of unassigned customer service associates.

EGS’s efficient use of customer service associates is also impacted by seasonal changes in the operations of EGS’s clients, which impact the level of services EGS’s clients require. For example, the amount of technical support and financial services EGS provides has traditionally been greater during the fourth quarter of each year driven by increased customer spending during the holiday season. This demand trends down slightly during the first quarter of each year with demand for these same services typically declining significantly during the second quarter of each year. As a result, the fourth quarter of each year is typically EGS’s period of highest demand, while the second quarter of each year is typically its period of lowest demand.

EGS believes that its clients are increasingly looking for vendors that provide BPO services from multiple geographic locations. This allows clients to manage fewer vendors while minimizing geopolitical risk and risk to operations from natural disasters. Moreover, clients ultimately willing to have service operations offshore may not be willing to do so initially or at any time completely. To address this demand EGS has service operations in the United States, Philippines, Nicaragua and South Africa. An important element of EGS’s multi-shore service offering is its ability to migrate clients offshore over time. This allows clients to gain confidence in the quality of EGS’s services before shifting services to its offshore delivery locations. This migration strategy both lowers costs for EGS’s clients and improves its financial performance.

Selling and Administrative Expenses.

Selling and administrative expenses consist primarily of EGS’s sales and administrative employee-related expenses, sales commissions, professional fees, travel costs, marketing programs and other corporate expenses. Substantially all of EGS’s share-based compensation expense in 2008 is included in selling and administrative expenses. EGS did not have any share-based compensation plans in 2009.

Depreciation and Amortization.

EGS purchased substantially all of its equipment. EGS recorded property and equipment at cost and calculated depreciation using the straight-line method over the estimated useful lives of the assets, which generally range from three to five years. EGS amortized leasehold improvements on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. If the actual useful life of any asset is less than its estimated depreciable life, EGS would record additional depreciation expense or a loss on disposal to the extent the net book value of the asset is not recovered upon sale.

EGS’s depreciation is primarily driven by large investments in capital equipment required for its continued expansion, including the build-out of seats, which it defines as workstations, where customer service associates generate revenue. These expenditures include tenant improvements to new facilities, furniture, information technology infrastructure, computers and software licenses and generally range from $8,000 to $12,000 per seat depending on specific client requirements. These costs are generally depreciated over a period of three to five years and are substantially the same in the United States, the Philippines, Nicaragua and South Africa. The effect of EGS’s depreciation and amortization on its operating margin is impacted by EGS’s ability to manage and utilize its seats efficiently. EGS seeks to expand its seat capacity only after receiving contractual commitments from its clients. However, EGS has in the past increased its seat capacity based on forecasted demand projections from its clients, which are not contractual commitments. This has resulted in a surplus of seats, which has increased EGS’s depreciation and, to a limited extent, reduced its operating margin. As a general matter, the efficiency of EGS’s use of seats has had less of an impact on its operating margin than the efficiency of its deployment of customer service associates.

Impact of Foreign Currencies.

As a result of EGS’s multi-shore delivery model, its results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the local currencies of the countries in which it operates. Substantially all of EGS’s revenue is denominated in U.S. dollars, but a significant amount of EGS’s expenses are denominated in the local currencies of the countries in which it operates.

Prior to eTelecare’s initial public offering, its outstanding debt included covenants that prohibited it from entering foreign currency hedging transactions. Upon completion of its initial public offering in the first quarter of 2007, it used a portion of the proceeds to pay off the outstanding debt and negotiated terms that allowed foreign currency hedging. As a result, in the third quarter of 2007, EGS initiated a strategy to hedge against short-term foreign currency fluctuations. This strategy currently consists of a rolling hedge program that entails contracting with third-party financial institutions to acquire zero cost, non-deliverable forward contracts.

In December 2007 and January and February 2008, EGS executed foreign currency hedges that covered 75% of Philippine peso denominated expenses for 2008. This was a change from EGS’s prior policy of executing hedges on a rolling basis over several quarters and was in reaction to the significant strengthening of the Philippine peso. Thereafter, EGS’s net hedged position increased 2008 losses by $5.3 million. Since this hedge was put in place, EGS had a policy of hedging currency exposure on a rolling basis over six quarters until October 1, 2010, when EGS was acquired by Stream.

Results of Operations

Nine months ended September 30, 2009 compared to pro forma nine months ended September 30, 2008

Service revenue.

For the nine months ended September 30, 2009, EGS’s service revenue decreased 5.9% to $212.2 million compared to $225.5 million in the same period in 2008. This decrease was driven by slightly lower customer demand in 2009.

Cost of services.

EGS’s Cost of services (exclusive of depreciation and amortization) decreased 3.6% to $162.6 million for the nine months ended September 30, 2009, compared to $168.8 million in the same period in 2008. As a percentage of service revenue, cost of services increased to 76.6% in the nine months ended September 30, 2009 from 74.9% in the same period of 2008. The aggregate dollar decrease in cost of services is primarily attributed to the decrease in revenues during the comparable periods.

Selling and administrative expenses.

For the nine months ended September 30, 2009, EGS’s selling and administrative expenses increased 4.7% to $37.0 million compared to $35.3 million in the same period in 2008. As a percentage of service revenue, selling and administrative expenses increased to 17.4% in the nine months ended September 30, 2009 from 15.7% in the same period in 2008. The increase is primarily related to an increase in acquisition and integration costs as well as outside consulting expenses that were partially offset by a decrease in share-based compensation expense as EGS has not awarded any stock-based compensation to employees in 2009.

Depreciation and amortization expenses.

Depreciation and amortization expenses increased to $22.8 million, or 10.8% of service revenue in the nine months ended September 30, 2009 from $20.5 million on a pro forma basis, or 9.1% of service income, in the same period in 2008. The increase in depreciation and amortization in 2009 is due to the expansion of EGS’s facilities and infrastructure to support the anticipated growth of its operations.

Interest expense and financing charges.

Interest expense and financing charges for the nine months ended September 30, 2009 was $10.6 million compared to pro forma interest expense and financing charges of $14.4 million in the nine months ended September 30, 2008, which resulted in a 25.8% decrease. The decrease was primarily related to a $3.3 million decrease in interest expense related to a gain on the extinguishment of EGS Corps Tranche B Debt in the third quarter of 2009.

Foreign exchange gain (loss).

Foreign exchange gain (loss) was a gain of $0.1 million during the nine months ended September 30, 2009 compared to a gain of $0.1 million during the same period in 2008. Foreign exchange gain (loss) included foreign currency translation and transaction gains (losses) and foreign currency hedge gains (losses).

Income tax provision (benefit).

EGS’s income tax provision was $0.7 million and $0.9 million in the nine months ended September 30, 2009 and 2008, respectively. For the nine months ended September 30, 2009, EGS’s effective tax rate was (3.6%), which included a favorable impact for one-time discrete benefits totaling $0.2 million, or 0.8%. These discrete benefits recognized during the nine months ended September 30, 2009 related to the recognition of previously unrecognized income tax benefits due to the close of the 2005 Philippines statute of limitations and the reduction of EGS’s 2008 Philippines tax liability due to the Philippine Economic Zone Authority (“PEZA”) granting an extension of the income tax holidays for two of EGS’s Philippine sites. For the nine months ended September 30, 2008, EGS’s effective tax rate was 18%, which included a favorable impact for one-time discrete benefits totaling $0.8 million, or 16%. These discrete benefits recognized during the nine month ended September 30, 2008 related to the recognition of previously unrecognized income tax benefits due to the close of 2004 Philippines statute of limitations and the reduction of EGS’s 2007 Philippines tax liability due to a favorable tax ruling received. The decrease in the effective tax rate compared to the nine months ended September 30, 2008 resulted primarily from decreased profitability subject to U.S. federal and state taxes year-over-year and losses in foreign jurisdictions with favorable tax regimes for which no tax benefit can be realized.

Pro forma year ended December 31, 2008 compared to Predecessor year ended December 31, 2007

Service revenue.

EGS’s service revenue was $299.8 million and $259.9 million in 2008 and 2007, respectively, an increase of $39.9 million or 15.3% in 2008 from 2007. EGS’s revenue growth was primarily driven by an expansion of work with existing clients delivered from both its Philippine and U.S. locations.

Cost of services.

EGS’s cost of services (exclusive of depreciation) was $228.1 million and $185.7 million in 2008 and 2007, respectively, an increase of $42.4 million. EGS’s cost of services as a percentage of revenue was 76.1% and 71.5% during 2008 and 2007, respectively. The absolute dollar increase in cost of services in 2008 compared to 2007 was primarily related to the 15.3% increase in service revenue in 2008 compared to 2007. The increase in cost of services as a percentage of revenue was primarily due to the significant strengthening of the Philippine peso compared to the U.S. dollar on a hedge adjusted basis which resulted in an increase of approximately 5.0% of EGS’s total operating expenses in 2008 compared to 2007 which primarily impacted EGS’s cost of services. Because substantially all of EGS’s service revenue is denominated in U.S. dollars and 50% and 45% of its expenses in 2008 and 2007, respectively, were generated in the Philippines substantially all of which were paid in Philippine pesos, the effective net costs of EGS’s services have increased as the peso strengthens against the U.S. dollar. This increase was partially offset by the expanded use of EGS’s lower-cost Philippine operations, which despite the strengthening peso continues to show significant cost advantages over its U.S. operations.

Selling and administrative expenses.

EGS’s selling and administrative expenses were $57.6 million and $36.2 million in 2008 and 2007, respectively, an increase of 59.1%. EGS’s selling and administrative expenses were 19.1% and 13.9% of revenue in 2008 and 2007, respectively.

The increase in selling and administrative expenses in 2008 compared to 2007 was primarily due to (1) additional salaries, wages and benefits, consulting fees, travel expenses, and equity compensation expenses related to the hiring of additional personnel to support EGS’s growth and to enhance its executive team and professional staff; (2) selling and administrative expenses in 2008 of $7.2 million related to professional fees and other costs associated with the December 2008 acquisition of eTelecare; (3) stock based compensation costs of $9.2 million in 2008 compared to $2.4 million in 2007, which in 2008 included $6.8 million associated with the accelerated vesting of equity instruments resulting from the December 2008 acquisition of eTelecare; (4) $1.2 million in 2008 associated with due diligence expenditures related to a potential business acquisition that EGS decided not to pursue to conclusion; and (5) $1.1 million of expenses related to startup costs associated with eTelecare Global Solutions Nicaragua, S.A.

Depreciation and amortization expenses.

EGS’s depreciation and amortization was $27.8 million on a pro forma basis in the year ended December 31, 2008 compared to $15.4 million in the same period in 2007. The increase in depreciation and amortization in 2008 compared to 2007 was due to additional amortization expense related to intangible assets associated with EGS’s acquisition of eTelecare reflected on a pro forma basis in 2008 in addition to additional depreciation and amortization expense related to the continued expansion of EGS’s facilities and infrastructure to support the growth of its operations.

Interest expense and financing charges.

EGS’s interest expense and financing charges for the year ended December 31, 2008 was $19.8 million on a pro forma basis compared to interest expense and financing charges of $1.9 million in the same period in 2007. The increase relates to the pro forma impact of short-term and long-term debt issued in 2008 in association with the EGS acquisition of eTelecare.

Foreign exchange gain (loss).

EGS’s foreign exchange gain (loss) was a gain of $1.4 million and a loss of $0.8 million in 2008 and 2007, respectively. Foreign exchange gain (loss) included foreign currency translation and transaction gains (losses) and foreign currency hedge gains (losses).

Income tax provision (benefit).

EGS’s income tax provision (benefit) was $1.4 million and $(1.8) million in 2008 and 2007, respectively. EGS’s 2008 income tax provision included one-time discrete income tax benefits totaling $1.0 million. These benefits resulted primarily from the release of unrecognized tax benefits due to the expiration of the statute of limitations on EGS’s 2004 tax year and a reduction in EGS’s 2007 Philippine tax liability due to a favorable ruling received in the first half of 2008. EGS’s 2007 income tax provision included one-time discrete income tax benefits totaling $3.4 million. The first benefit of $0.4 million resulted from the expiration of the statue of limitations on EGS’s 2003 tax year. The second tax benefit of $3.0 million resulted from the removal of a valuation allowance on EGS’s U.S. deferred tax assets. As part of EGS’s regular reevaluation of the recoverability of EGS’s deferred tax assets, EGS determined the valuation allowance on U.S. deferred taxes at the end of 2007 was no longer required.

Comparison of Years Ended December 31, 2007 and 2006

Service revenue. EGS’s service revenue was $259.9 million and $195.1 million in 2007 and 2006, respectively, an increase of 33.2% in 2007 from 2006. EGS’s revenue growth was primarily driven by an expansion of work with existing clients delivered from EGS’s Philippine locations which accounted for 60% of its 2007 revenue compared to 46% of its 2006 revenue.

Cost of services. EGS’s cost of services was $185.7 million and $135.7 million in 2007 and 2006, respectively. EGS’s cost of services as a percentage of revenue was 71.5% and 69.5% during 2007 and 2006, respectively.

The absolute dollar increase in cost of services in 2007 over 2006 was primarily to support the 33.2% increase in service revenue in 2007 over 2006. The 2% increase in cost of services as a percentage of revenue was primarily due to the significant strengthening of the Philippine peso compared to the U.S. dollar which resulted in an increase of approximately 4% of EGS’s total operating expenses and primarily impacting its cost of services. Because substantially all of EGS’s service revenue is denominated in U.S. dollars and 45% of expenses in 2007 compared to 35% of expenses in 2006 were denominated in Philippine pesos, the effective net costs of EGS’s services is increased as the peso strengthens against the U.S. dollar. This increase was offset for the most part by the expanded use of EGS’s lower-cost Philippine operations, which despite the strengthening peso continues to show significant cost advantages over its U.S. operations. Other increases were as a result of:

•	EGS’s investment in its global information technology resources;

•	EGS’s site expansion in the Philippines to support its revenue growth; and

•	the cost of services for EGS’s U.S. operations increasing as a percentage of revenue as a result of increased labor rates and lower utilization rates of its U.S. employees.

Selling and administrative expenses.

EGS’s selling and administrative expenses were $36.2 million in 2007 and $30.0 million in 2006, an increase of 21% in 2007 over 2006. EGS’s selling and administrative expenses were 13.9% and 15.4% of revenue in 2007 and 2006, respectively. Share-based compensation included in selling and administrative expenses was $2.4 million and $1.9 million in the years ended December 31, 2007 and 2006, respectively, which represented 1% of revenue in each of 2007 and 2006.

The absolute dollar increase in selling and administrative expenses in 2007 over 2006 was primarily due to additional salaries, wages and benefits, consulting fees and travel expenses. EGS hired additional personnel to support its growth and to enhance its executive team and professional staff as it expanded its Philippine operations and became a publicly traded company in the United States and the Philippines.

EGS’s selling and administrative costs decreased as a percentage of revenue due to general efficiencies gained in its sales and other corporate functions. However, EGS expects such expenses will increase in 2008 in absolute dollars as EGS add personnel to support its growth and incur additional costs related to its operation as a publicly traded company in the United States.

Depreciation and amortization.

EGS’s depreciation and amortization was $15.4 million and $10.2 million in 2007 and 2006, respectively. EGS’s depreciation and amortization expenses were 5.9% and 5.2% of revenue in 2007 and 2006, respectively. The increase in depreciation and amortization was due to continued expansion of its facilities and infrastructure to support the growth of its operations.

Income from operations; operating margin.

EGS’s income from operations was $22.6 million and $19.2 million for 2007 and 2006, respectively. EGS’s operating margin was 8.7% and 9.9% for 2007 and 2006, respectively. The decrease in operating margin in 2007 over 2006 was principally the result of an increase in EGS’s cost of services, which increased at a faster rate than did revenues. The operating margin was primarily impacted by the increase in cost of services due to the significant strengthening of the Philippine peso compared to the U.S. dollar. For example, in 2007 the average exchange rate used in the conversion of Philippine peso denominated expenses was 46.1 compared to 51.3 in 2006. Other decreases to the operating margin were due to:

•	EGS’s investment in its global information technology resources;

•	EGS’s site expansion in the Philippines to support its revenue growth;

•	the cost of services for EGS’s U.S. operations increasing as a percentage of revenue as a result of increased labor rates and lower utilization rates of its U.S. employees; and

•	additional salaries, wages and benefits, consulting fees and travel expenses to support EGS’s growth.

These decreases to EGS’s operating margin were partially offset by the expanded use of its lower-cost Philippine operations, which despite the strengthening peso continues to show significant cost advantages over its U.S. operations.

Interest expense and financing charges.

EGS’s interest expense and financing charges consist primarily of interest expense on EGS’s revolving line of credit and two term loans. Interest expense and financing charges were $1.9 million and $5.5 million in 2007 and 2006, respectively. Interest expense and financing charges decreased significantly in 2007 compared to 2006 because of the payoff of debt from the proceeds of the initial offering.

Foreign exchange (loss) gain.

Foreign exchange loss was $0.9 million and $0.7 million in 2007 and 2006 respectively. EGS is exposed to short-term currency fluctuations with respect to its operating expenses in the Philippines. During 2007, the Philippine peso ranged from P40.47 to P49.08 compared to the U.S. dollar.

Income tax provision (benefit).

EGS’s income tax provision (benefit) was $(1.8) million and $0.6 million in 2007 and 2006, respectively. EGS’s 2007 income tax provision included two discrete tax adjustments totaling $3.4 million. The first benefit of $0.4 million resulted from the expiration of statue of limitations on its 2003 tax year. The second tax benefit of $3.0 million resulted from the removal of a valuation allowance on EGS’s U.S. deferred tax assets. As part of its regular reevaluation of the recoverability of its deferred tax assets, EGS determined the valuation allowance on U.S. deferred taxes at the end of 2007 was no longer required.

Liquidity and Capital Resources

EGS financed its operations primarily with cash from operations, proceeds from its initial public offering in the United States and proceeds from its loan agreements.

During 2008, EGS acquired eTelecare using proceeds from the sale of EGS’s common shares totaling $143.6 million, related party short-term borrowings of $28.0 million and related party long-term borrowings of $125.8 million.

Related Party Debt

The following tables present the components of related party short-term and long-term debt as of September 30, 2009 and December 31, 2008 (dollars in thousands):

	September 30, 2009	December 31, 2008	Interest Rate	Maturity Date
	(Unaudited)
EGS Dutchco B.V.—Tranche C-1	$9,000	$9,000	12.00%	12/18/2009
AYC Holdings Ltd.—Tranche C-2	9,000	9,000	12.00%	12/18/2009
EGS Dutchco B.V.—Tranche D-1	5,000	5,000	12.00%	12/18/2009
AYC Holdings Ltd.—Tranche D-2	5,000	5,000	12.00%	12/18/2009

Total	$28,000	$28,000

	September 30, 2009	December 31, 2008	Interest Rate	Maturity Date
	(Unaudited)
AYC Holdings Ltd.—Tranche A	$57,656	$55,000	12.00%	12/18/2013
AYC Holdings Ltd.—Tranche B	35,841	35,841	18.00%	12/18/2013
Bank of Philippine Island	35,000	35,000	Variable	12/12/2013

	128,497	125,841
Less current portion	(6,949)	—

Related-party long-term debt	$121,548	$125,841

After obtaining the requisite board and stockholder approvals, the Merger Agreement between EGS’s wholly-owned subsidiary EGS Acquisition Corporation and indirect wholly-owned subsidiary eTelecare Global Solutions, Inc. was filed with the Philippine Stock Exchange. On August 25, 2009, the Philippine Stock Exchange approved the Merger Agreement and, on September 2, 2009, the Merger became effective. Due to the merger, upon notice by Dutchco and AYC Holdings Ltd. to EGS, all unpaid principal and interest on the Tranche C Loans up to $20 million would have been payable.

The Bank of Philippines Islands agreement (the “BPI Loan”) had certain financial covenants which required EGS to maintain a Debt Service Coverage Ratio (defined as EBITDA of EGS, as defined in the loan agreement, divided by the sum of all principal and interest payable on the BPI Loan) above 1.25 during each quarter, a Debt-to-Equity Ratio (defined as the ratio of the aggregate indebtedness, as defined in the BPI Loan agreement, to the total equity of EGS Acquisition Corp.) below 2.0 during each quarter and a Loan-to-Value Ratio (defined as the ratio of the principal balance outstanding on the BPI Loan to the book value of the eTelecare Shares pledged as collateral under the agreement) of less than 0.5 at all times. The agreement also requires NewBridge and Providence to maintain beneficial ownership of eTelecare of at least 66.67% and NewBridge to maintain beneficial ownership of at least 33%. During August 2009, EGS obtained a waiver related to the beneficial ownership covenants with respect to the share exchange agreement among NewBridge, Providence, EGS and Stream.

As part of the Transactions, all of EGS’s related party debt that remained outstanding at the closing of the issuance and sale of the old notes was repaid.

Revolving Line of Credit

During 2007, EGS repaid all of its outstanding debt and modified the existing credit agreement with Wells Fargo Bank. Under this modified agreement, Wells Fargo agreed to extend a revolving line of credit to EGS in the maximum aggregate amount of $25 million, the proceeds of which were used to support its working capital. The Wells Fargo revolving line of credit bore interest either (i) at the Prime Rate or (ii) at the fixed rate of Libor plus 1.25%.

The credit agreement is collateralized by a continuing security interest on all rights, titles, and interests to all of EGS’s currently existing and hereafter acquired cash deposits, trade receivables, property and equipment, investment property and substantially all other assets owned by EGS.

Sources and Uses of Cash

As of September 30, 2009, EGS had approximately $33.3 million of cash and cash equivalents. Net cash provided by EGS’s operating activities was $13.0 million during the nine months ended September 30, 2009, $19.5 million for the year ended December 31, 2008 on a pro forma basis and $22.9 million and $22.5 million for the years ended December 31, 2007 and 2006, respectively. EGS’s 2008 pro forma cash provided by operating activities included a net loss of $32.6 million which was offset by total non-cash charges of $30.2 million (including $27.8 million associated with depreciation and amortization) and cash provided by changes in operating assets and liabilities of $22.0 million (including $19.8 million related to pro forma accrued interest payable). Net cash provided by operating activities were relatively consistent in 2008 compared to 2007. Net income in 2007 of $23.1 million decreased to a pro forma net loss of $32.6 million in 2008 offset primarily by (i) increases in non-cash charges associated with depreciation and amortization of $12.4 million as EGS continued to increase capacity and $6.8 million in 2008 compared to 2007 associated with stock compensation costs as a result of the accelerated vesting of stock based awards due to EGS’s December 2008 acquisition of eTelecare and (ii) cash used related to changes in operating assets and liabilities of $16.5 million in 2007 (primarily related to a large increase in accounts receivable due to revenue growth) compared to cash provided by changes in operating assets and liabilities of $22.0 million in 2008 (which includes $19.8 million related to pro forma accrued interest payable).
Cash flows from EGS’s operating activities in 2007 compared to 2006 remained constant. Increases in net income, depreciation and amortization in 2007 were offset by increases in accounts receivable and deferred taxes. The larger increase in accounts receivable was due to EGS’s revenue growth. EGS’s depreciation and amortization increased as EGS continued to increase capacity.

Net cash used in investing activities totaled $18.5 million in the nine months ended September 30, 2009 related primarily to the acquisition of The Phone House (Proprietary) Limited located in South Africa, acquisitions of property and equipment totaling $8.7 million and the acquisition of eTelecare common stock of $3.4 million and acquisition of non-controlling interest in eTelecare Nicaragua of $2.1 million. Net cash used in investing activities totaled $281.3 million for the year ended December 31, 2008 compared to $38.1 million in the year ended December 31, 2007. The increase is primarily attributable to $255.5 million associated with the EGS acquisition of eTelecare in 2008. EGS made capital expenditures of $8.7 million in the nine months ended September 30, 2009 as compared to $18.7 million in the nine months ended September, 2008. On a pro forma basis, EGS made capital expenditures of $25.7 million in the year ended December 31, 2008 as compared to $34.3 million in the prior year. EGS expects to continue to make capital expenditures to meet new contract requirements and future business opportunities and maintain and upgrade EGS’s technology.

Net cash provided by EGS’s financing activities totaled $303.1 million for the year ended December 31, 2008, a $253.4 million increase from the $49.7 million of cash provided by financing activities for the year ended December 31, 2007. The increase is due to proceeds from issuance of the EGS common stock and related party debt in 2008 totaling $297.4 million. In 2007, net cash provided by financing activities related primarily to the $79.4 million associated with the proceeds from eTelecare’s public offering, offset by repayments on its long-term debt totaling $28.5 million.

Contractual Obligations

The following table sets forth EGS’s contractual obligations as of December 31, 2008:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt obligations	$153,841	$28,000	$27,000	$98,841	$—
Operating lease obligations	53,031	12,523	21,801	7,847	10,860
Asset retirement obligations	1,943	718	832	393	—

Total	$208,815	$41,241	$49,633	$107,081	$10,860

Off-Balance Sheet Arrangements

As of September 30, 2009, EGS did not have any off-balance sheet arrangements.

Seasonality

EGS is exposed to seasonality in its revenues because of the nature of certain consumer-based clients. EGS may experience approximately 10% increased volume associated with the peak processing needs in the fourth quarter coinciding with the holiday period and a somewhat seasonal overflow into the first quarter of the following calendar year.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

EGS’s results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Philippine peso. In nine months ended September 30, 2009 and 2008 and in the years ended December 31, 2008, 2007 and 2006, 45%, 53%, 50%, 45% and 35%, respectively, of its cost of services and selling and administrative expenses were generated in the Philippines substantially all of which were paid in Philippine pesos. EGS bills substantially all of its revenue in U.S. dollars.

Payments for employee-related costs, facilities management, other operational expenses and capital expenditures are incurred in Philippine pesos on a monthly basis. Under prior credit agreements, EGS was not allowed to enter into hedging contracts. However, when its loans were paid off in 2007, EGS initiated in the first quarter of 2007 a strategy to hedge against short-term foreign currency fluctuations. The hedging strategy consists of a rolling hedge program of contracts with first-party financial institutions to acquire zero cost, non-deliverable forward, or NDF, contracts. EGS’s hedging strategy was designed to cover approximately 80% of Philippine peso-denominated forecasted expenses for the current quarter, 60% of the forecasted peso expenses for the next quarter, 40% of the forecasted peso expenses for three quarters out, and 20% of forecasted peso expenses for four quarters out. During 2008, EGS modified the application of the strategy to hedge approximately 90% of forecasted Philippine peso-denominated expenses for the year. Effective March 15, 2009, through October 1, 2009, EGS revised the policy to cover approximately 80% of the forecasted peso expenses for the next quarter, 70% of the forecasted peso expenses for two quarters out, 50% of the forecasted peso expenses for three quarters out, 40% of the forecasted peso expenses for four quarters out and 20% of forecasted peso expenses for five quarters out.

Interest Rate Sensitivity

EGS had interest rate exposure arising from borrowings under its revolving line of credit and its long-term debt agreement with the Bank of Philippine Island, which have variable interest rates. These variable interest rates are affected by changes in short-term interest rates. Assuming the current level of borrowings, a hypothetical one-percentage point increase in interest rates would increase EGS’s annual interest expense by approximately $0.4 million, assuming EGS is not required to borrow on its revolving line of credit.

Inflation Rate Sensitivity

In nine months ended September 30, 2009 and 2008 and in the years ended December 31, 2008, 2007 and 2006, 45%, 53%, 50%, 45% and 35%, respectively, of EGS’s cost of services and selling and administrative expenses were generated in the Philippines, substantially all of which were paid in Philippine pesos. Although the Philippines has historically experienced periods of high inflation, the inflation rate has been below 10% since 1999. Inflation in the Philippines has not materially affected EGS’s operating results because the Philippines had historically experienced deflationary pressure on wages due to a fast-growing population and high unemployment. A reversal of these trends, increased wage pressure due to increased competition as the BPO industry expands or higher rates of inflation in the Philippines could result in increased costs and harm EGS’s operating results. A number of EGS’s leases in the Philippines have escalation clauses triggered by Philippine inflation above negotiated thresholds.

BUSINESS

Overview

We are a leading global business process outsourcing, or BPO, service provider specializing in customer relationship management, or CRM, including sales, customer care and technical support for Fortune 1000 companies. Our clients include leading technology, computing, telecommunications, retail, entertainment/media, and financial services companies. Our service programs are delivered through a set of standardized best practices and sophisticated technologies by a highly skilled multilingual workforce capable of supporting over 35 languages across 50 locations in 22 countries. We continue to expand our global presence and service offerings to increase revenue, improve operational efficiencies and drive brand loyalty for our clients.

We seek to establish long-term, strategic relationships with our clients by delivering high-value solutions that help improve our clients’ revenue generation, reduce operating costs, and improve customer satisfaction. To achieve these objectives, we work closely with our clients in order to understand what drives their economic value, and then implement processes and performance metrics to optimize results for our clients. We believe that this approach is crucial to winning and retaining clients and increasing our ability to withstand competitive pricing pressure. We view our investments in human capital as a critical value proposition and thus our culture is metric-driven and performance based.

The success of our differentiated client value proposition is demonstrated, in part, by the tenure of our client relationships. Several of our top clients have been with us for over a decade and the average duration of our relationship with our top ten clients by revenue is approximately ten years. Our clients include leading technology, software, and telecommunications companies, such as our three largest clients, Dell Inc., the Hewlett-Packard Company and AT&T Inc., which, on a pro forma basis giving effect to the Combination as if it occurred on January 1, 2009, accounted for 19%, 12% and 9%, respectively, of our revenues for the year ended December 31, 2009. We target these sectors because of their growth potential, their propensity to outsource, their large, global customer bases, and their complex product and service offerings, which often require sophisticated customer interactions.

For many of our clients, we service multiple customer touch points that may encompass several product and service lines. For several of our large, global clients, we perform more than 15 different programs across 10 different languages in multiple countries around the world. In most cases, our services for each client are performed under discrete, renewable, multi-year contracts that are individually negotiated with separate business leaders at the client and specify, among other things, the service level requirements, the tools and technology, the operating metrics, and various pricing grids depending on volume requirements. We typically bill our clients on a monthly basis either by the minute, the hour, or the transaction. In some cases, we also receive incentive based compensation from our clients that is directly connected to our performance and/or our ability to generate sales for our clients. The types of CRM and BPO services that we deliver are generally characterized by higher margins than those in the overall BPO sector. We had relationships with over 90 clients as of December 31, 2009. We believe that there are various barriers to entering the CRM and BPO services industry, including the need to establish a reputation in the marketplace, the importance of offering a global footprint, the value clients place on existing relationships, and the requirement to significantly invest in technology.

Our Industry

According to the 2009 IDC report titled “Worldwide and U.S. Outsourced Customer Care Services 2009-2013 Forecast Update: In the Wake of the Great Recession,” the global CRM market, which IDC refers to as the “Worldwide Customer Care Services” market, totaled $59 billion in 2009 and is expected to grow to $76 billion by 2013, a 6.8% compound annual growth rate. Additionally, according to IDC, only 25% of the total customer care market is estimated to be outsourced in 2009, a number that is expected to grow to 40% by 2013. The contact center outsourcing industry is highly fragmented and competitive, with the largest company representing

7% of the market, according to Frost & Sullivan. Despite an increasingly competitive market, we believe outsourcing will continue to grow as a result of higher client demand for cost savings along with a need for high-quality customer interactions and innovative service solutions that deliver real value. We also believe the desire for companies to focus on core competencies remains strong and will continue to drive them to outsource certain non-core functions to experienced outsource providers with the global scale, processes and technologies.

Additionally, as business becomes more global, many companies find that they do not have sufficient capacity or the optimal infrastructure, international experience or technology tools to service their customers. Therefore, they increasingly look to global BPO service providers like us, who have invested in technology and infrastructure and who have established a global presence, to deliver customer facing services in both established and emerging markets. The largest CRM and BPO customers are typically large multinational companies that require global outsourcing solutions to service segments of their customer base in multiple countries, languages, and service offerings. At the same time, they seek to work with a service partner that they are confident will not only be able to serve their needs over the long-term, but also be able to adjust scale quickly as volume requirements change. We believe that large corporations are increasingly outsourcing their CRM and BPO solutions as part of an overall effort to focus internal resources on their core competencies, improve customer satisfaction and retention, improve operating efficiencies, and reduce their overall cost of service. We believe that many of our clients have reduced or are considering reducing their number of service providers to a few core global relationships that can provide an integrated multi-service platform of offerings in a cost efficient manner. We also believe that many of our clients are seeking global BPO service providers that can provide services from many different countries where we currently do business, in geographic areas such as Europe, Africa, the Middle East, Central America, North America, India and the Philippines. We also believe that our clients will seek in-country services in the future from countries that include China, Japan, Brazil and Argentina.

Our global clients require (i) global servicing capabilities to fit the needs of particular products or programs in multiple languages, (ii) a sophisticated technology infrastructure that enables fully integrated customer interaction channels that are analytics enabled and virtually accessible across a global delivery platform, (iii) a solution driven approach that solves multiple customer needs, such as total customer experience, retention and lower customer churn rates, and creates new or expanded revenue opportunities for our clients, and (iv) a competitive total cost of solution that takes advantage of technology, applications, defined processes and a diverse global operation.

Our Strengths

Leading CRM and BPO services provider.

We believe that we are one of the leading publicly traded global CRM and BPO services providers based on annual revenues. Our service offerings include a full portfolio of sales and revenue generation, warranty management, customer loyalty and brand management, customer care, technical support, and customer life cycle management services. We believe this broad and integrated portfolio of global services is a key differentiating factor to win new clients and realize attractive cross-selling opportunities among our existing clients.

Strong global presence.

We operate 50 locations across North America, Central America, Europe, the Philippines, India, the Middle East, and Africa. In addition, we expect to commence operations in one or more of the following countries in the near future: Brazil, Argentina, China, or Japan. We believe that our customers value this strong global presence and our ability to do business in multiple geographies depending on factors such as the life cycle of their products, the complexity of the work being performed, the cultural and language requirements, and the economics of the total service solution. As a result, our ability to customize a multi-shore strategy enhances our ability to win new clients or expand our market share of existing clients.

High quality, loyal client base in attractive sectors.

We maintain broad and long-standing relationships with leading technology, software and telecommunications companies, such as Dell Inc., the Hewlett-Packard Company and AT&T Inc. In many cases, we service multiple customer touch points that may encompass several product and service lines and deliver services in a number of languages. For several of our large, global clients, we perform more than 15 different programs across 10 different languages in multiple countries around the world. Several of our clients have been with us for over a decade and the average duration of our relationship with our top ten clients by revenue is approximately ten years. We believe that we have sustainable and long-term relationships with our clients that make us an integral component of their planning, strategy, and cost model. Our clients seek our services due to our ability to provide scalable and timely solutions that leverage our proven processes and technology investments. We believe that our approach to client service and our relationships will allow us to maintain our existing base of business and grow new business as our clients launch new products and enter new geographies. Our long-term client relationships enable us to establish recurring and predictable revenue. We have historically had a high level of success of renewing existing contracts and growing our base business with existing clients. In many cases, these long-term relationships allow us to sole source bid for opportunities and customize value-added CRM and BPO services for our clients in multi-geographic locations.

Strong industry growth opportunities.

We have traditionally focused on the technology, software, and telecommunications segments within the CRM and BPO market because of their growth potential and attractive operating margins. IDC anticipates the CRM market growing from $59 billion in 2009 to $76 billion in 2013, a 6.8% compound annual growth rate. In addition, we seek to capitalize on the global trend toward outsourcing CRM and BPO services. We also believe that the current economic slowdown has increased demand for outsourcing not only because it can reduce customer service costs, but also because it offers an incremental channel to increase sales. At the same time, we expect to benefit from growth in emerging markets such as China and South America, including countries such as Argentina and Brazil, where we expect to provide services to a combination of in-country clients and our existing multi-national clients. These emerging markets are estimated to grow at a greater rate than the developed markets. We employ a dedicated sales force that seeks to capitalize on and outperform these industry growth trends by winning new clients, increasing our market share of our existing client’s outsourced business, and introducing new service offerings at existing clients. We also believe that many large, multi-national companies are consolidating the number of global service providers they use to increasingly rely on those that offer a broad global footprint, advanced technology, and proven processes. We believe that the combination of these factors will allow us to continue to grow and gain market share over the next several years.

Opportunity for margin and cash flow enhancement.

We have increased our gross margins as a percentage of revenue by over 200 basis points year over year from 2008 compared to 2009. We have achieved this improvement by focusing on key operating metrics such as average handle time, utilization, productivity, and attrition of our service professionals. We have also implemented new technologies in 2009 that have made our operations more efficient for our clients that have in turn increased our gross margins. We expect that future technology advances in Sessions Interaction, or SIP, cloud computing and other applications and technologies further increase our gross margins and improve our efficiency. In addition, we service our clients in established programs at a substantially higher gross margin than our new clients while they are in a ramp-up period because of unpaid training and production inefficiencies. Over the past six months have won a number of new clients that we expect to increase revenues but will reduce short term gross margins in 2010 as we ramp these new programs. We also believe that our future gross margins will increase over the long term due to a higher proportion of our service delivery being performed offshore in places like the Philippines, where we currently have approximately 10,000 employees. We also believe that new emerging markets such as Brazil, Argentina and China will enable us to generate higher gross margins due to the lower cost of labor and rapid growth.

Strong executive leadership.

Our management team is comprised of an experienced group of executives with a proven track record of creating value for clients, employees, and investors. Led by industry veteran, founder, chairman and chief executive officer, R. Scott Murray, our management team has extensive experience in the CRM and BPO industry. In the past twelve months we have added several experienced executives who have extensive industry experience, including a few of our competitors (many of whom are much larger than we are in terms of annual revenues). In addition, over 40 members of our management team, including our founder, chairman and chief executive officer, have previously worked together at Stream and other technology and service businesses, thereby adding to the depth of experience of our management team.

Committed financial sponsorship.

Our financial sponsors, including Ares Corporate Opportunities Fund II, L.P. (“Ares”), Providence Equity Partners (“Providence”), the Ayala Corporation and its affiliates (“Ayala”), and other members of our board of directors, including our founder, chairman and chief executive officer, R. Scott Murray, have invested a total of approximately $335 million of cash equity into Stream and eTelecare. Each of these financial sponsors and our founder, chairman and chief executive officer, is represented on our board of directors and has agreed to resale restrictions on their shares until October 2011, demonstrating their commitment to our company.

Our Strategy

Our strategy is to be a leading provider of integrated, global CRM and BPO services that allow our clients to create maximum value for their customers over the long-term. In order to achieve this strategy, we intend to offer a broad suite of services that leverages an integrated technology platform on a global basis. We expect to increase our revenues and profitability while further growing our market position by implementing our global business strategy, which includes, among other things, the following key elements:

Expand organic revenue growth.

We expect to increase our revenue through a combination of winning business from new clients and increasing our service offerings and market share for existing clients. We expect to continue to win new clients in the future as more companies outsource their CRM and BPO services. Additionally, many of our clients are consolidating their CRM and BPO relationships to vendors who can provide multiple service offerings on a global basis. We expect to capitalize on this trend by increasing our service offerings for existing clients and winning a greater share of services that they currently outsource. We also expect to generate new business by working with our clients to outsource non-core programs that are currently managed internally.

Enhance margins through global expansion and operating efficiency.

We seek to enhance our gross and operating margins by improving our systems and infrastructure and by expanding our global operations. We also continue to work to improve our operating metrics, such as utilization and productivity, employee attrition, and workforce management, and take advantage of advanced technology tools, such as voice over internet protocol (“VoIP”), SIP, cloud computing, virtualization of the desktop, data center consolidation and hosting, learning and development platforms and standardized global processes to increase accessibility and quality of information and data exchange. As a result of these efforts, our gross margins increased by over 200 basis points year over year from 2008 compared to 2009. We also believe that we will continue to improve our margins with our expanded presence in the Philippines, a market characterized by higher gross margins than other onshore locations in North America and Europe due to the high quality of low cost labor, a dependable telecommunication infrastructure, and a general acceptance by most clients of the Philippines as a location to provide CRM services. We also believe that the emerging markets in Asia and South America offer attractive growth opportunities and are experiencing higher than average economic growth rates. As a result we intend to expand our service offerings into China, Japan, and/or South America.

Expand our revenue growth and market share through targeted acquisitions.

We plan to grow our revenues and market share both organically and through targeted acquisitions. Our desire to enter new geographies, such as China, Japan and South America, as well as expand our service offerings to include new offerings, such as data management and possibly credit and collections, may be accomplished most efficiently and cost effectively through the acquisition of companies or assets, or through joint venture arrangements with third parties.

Expand current, and develop and implement new, BPO service offerings to increase market share.

We expect to expand our current service offerings, such as sales services, customer lifecycle management, and warranty services, within our existing client base to increase returns and profitability. Many of our clients are looking for global service providers that can not only provide an efficient and flexible cost model, but can also generate revenues to help reduce the overall cost of service and enhance customer interaction.

In the future, in addition to our core services, we expect to provide new BPO services that cross vertical segments, such as data management, language transcription and interpretation, and credit and collections to expand our business within our existing client base, as well as provide entry into new vertical markets, such as financial services, healthcare and government, and thereby increase our market share. We believe that we will be able to provide such services from our offshore centers during local day time hours. These services are typically characterized by a lower employee wage, and do not require as high a degree of English proficiency as our core CRM services. We believe this will allow us to leverage our existing technology and facilities to gain a higher rate of return on our service locations. And as our industry develops further, we anticipate that our clients may outsource many other back-office infrastructure elements of their business to take advantage of our flexibility, technology, global infrastructure and standardized processes—all from one integrated service provider.

Build and implement a multi-year global technology roadmap.

We believe that technology applications and infrastructure are critical to our business and allow us to offer our clients efficient services on a cost-effective basis. We expect to continue to invest in technology and will evaluate opportunities including complex VoIP and SIP telecommunications (which allows for faster service at lower costs) and cloud computing (which allows our employees to download user applications tools and data, making our operations more efficient and lowering costs) and virtualization of the desktop (which increases efficiency, work force and capacity management and lowers cost of applications). During 2009, we invested in technology applications that enhance efficiency such as applicant tracking, human resource information management systems, data and information portals, screen consolidation tools, learning and development tools, self-help portals for employees to manage their benefits, and real-time web-based training. We may also implement various client-facing technologies that are expected to enhance our relationships and revenue creation opportunities with our clients. Examples of these programs include fee-based services for our clients’ end user customers, remote diagnostics and security management, and analytical and data reporting services.

Our Service Offerings

Our service offerings enable our clients to increase revenue and enhance overall brand value and customer loyalty at many customer touch points. Our breadth of outsourced services includes technical support, customer care, sales and revenue generation, as well as other professional back-office services. We blend agility and flexibility with a global, standardized delivery model to create solutions that deliver real value—even in highly specialized industries.

We utilize our “Smart Shore” methodology to determine the optimal mix of support locations—onshore, nearshore, or offshore—and delivery mechanisms (voice, email, chat and self-service) to meet our clients’ complete customer care objectives. We meet the challenge of staffing to complex technical and sales requirements with multilingual skill sets across our global presence of 50 locations and 22 countries.

Whether delivered through voice, email or chat technologies, our suite of service offerings encompass the entire customer lifecycle, from technical support – typically the first point of post-sales contact— through ongoing customer care and cross-sell/up-sell opportunities. Our technical support services are designed to provide clients with a high-quality, cost-effective and efficient service delivery platform to handle transactions from multiple market segments. Using multimedia service delivery channels, we enable our clients to expand their current technical support service delivery platforms with cost effective and robust solutions for consumer and business customers.

Technical support services include transactions executed by end user customers who contact a solution center after they have purchased a product and/or service and are looking for assistance with its operation or usage. Technical support transactions may be initiated via a voice or via self-help, e-mail, chat/web collaboration and callback. To provide quality service, we integrate our service mediums so that end users are able to easily choose the medium that best meets their support needs.

In addition to technical support solutions, we offer ongoing customer service and customer care offerings. These are designed to manage customer relationships for our clients on an ongoing basis. We view each customer contact as an opportunity to build a relationship for our clients and enhance their overall brand value. We manage our clients’ vital customer relationships through our standardized best practices that begin with the recruitment, hiring and training of our service professionals. We employ such practices in order to identify the right customer service support professionals and equip them with the tools and training necessary to provide high levels of customer service.

We service many demanding and complex customer care engagements where a highly skilled workforce and specialized training are required. Our ability to resolve customer issues in a timely manner builds brand value for our clients and lays the foundation for future cross-sell and upsell opportunities. The blended care and sales programs that we develop help our clients reduce their operational costs while at the same time providing them the opportunity to increase their revenues. We place a high value on quality service delivery to create satisfied customers and strengthen brand loyalty.

Our customer retention programs are designed to help our clients build brand loyalty by utilizing the right CRM techniques and tools to improve response rates, increase order values and maximize revenues and profit. Since it is much more expensive to recruit a new customer than to retain an existing one, we tailor the approach we take generally with each client to ensure we are delivering a unique customer experience that secures brand loyalty. As customer satisfaction and loyalty increase, the number of “brand advocates” who are eager to spread the news about the client’s services/products increases.

Our customer service and retention programs build ongoing, solid relationships with customers, thereby positioning us to maximize ongoing sales opportunities through cross-sell and upsell opportunities and revenue generation services. Our revenue generation services are designed to provide our clients with the tools necessary to meet their corporate strategic goals for profitability and revenue. As restrictions on outbound calling campaigns increase and customers become increasingly resistant to unsolicited contacts, more companies are looking for ways to develop a system that enables them to maximize the revenue potential of customer support interactions, while maintaining high levels of customer service and satisfaction.

Our technology platform and application programs are central to providing BPO services to our clients. We provide a fully integrated comprehensive contact center delivery platform composed of interaction services that provide integrated customer interaction channels, contact center management services that allow us to efficiently deploy and optimize the use of our resources, and information services that provide for real-time analytics and reporting tools. Each of these three services is delivered virtually across our global infrastructure on a real-time basis. We employ a combination of our tools to provide services to our clients that allow them to leverage our best-of-breed technology.

Our interaction services utilize a combination of VoIP and SIP to deliver a rich set of integrated customer channels, including voice, speech, email and chat, that are integrated into a set of information and analytic platforms providing for the ability to leverage real time analytics and data analytic tools focused on enhancing the value of the customer interaction.

Our contact center management platform is a comprehensive management framework developed with a combination of proprietary applications and customized off-the-shelf software and tools, such as Oracle (for financial reporting and human resources management), Kronos (for time and attendance), Taleo (for applicant tracking), Aspect eWFM (for workforce management) and includes proprietary, quality monitoring, learning and development tools (including eLearning that allows for push-training directly to agent desktops) and workforce management tools.

Our technology and application platform provides powerful CRM features and scalable solutions for our clients on a global basis and when combined with our operating methods, allows us to deliver a richer customer experience at a lower cost, which is one of the critical factors that attract clients to us. Our clients are able to take advantage of our significant technology investment on a global basis.

Markets and Clients

We focus our marketing efforts on high growth companies in the technology, computing and hardware, telecommunications, retail, entertainment/media and financial services industries. Pro forma for the Combination, revenue from our three largest clients, Dell Inc., Hewlett-Packard Company and AT&T, Inc., accounted for 19%, 12% and 9%, respectively, of revenues for the year ended December 31, 2009.

We expect to expand our existing service segments into areas such as healthcare, government and financial service industries in the future.

Sales and Marketing

We have a direct sales force and sales support organization focused on high growth companies in the target industries in North America, Latin America, Asia and Europe. We use a consultative solution selling approach to our client relationships and generally focus our marketing efforts at the senior executive levels where decisions are made with respect to outsourcing critical CRM functions. We work closely with our clients at all phases of the service delivery process to develop and refine custom solutions to meet their needs that maximize customer experience, effective cost management, technology tool utilization and revenue generations through various selling services.

We practice a consultative approach to our sales process, which involves understanding the intricacies of our potential client’s business and their particular needs and formulating a value proposition that directly speaks to these needs. First, we must fully understand the needs requirement for that particular client. Second, we assist in designing the solution for the client’s needs. Third, we must customize the solution and implement the service requirements across many different geographic locations using a combination of our and our client’s technology platforms. In addition, as we continue to develop relationships with senior management, such as the chief services officer, chief technology officer, chief financial officer, business unit leader and chief executive officer of our clients, our business model will continue to evolve into a trusted business advisor to our clients.

Our sales and marketing group also evaluates entry into new end markets, as well as identifying potential new clients within specific end markets. The factors that are considered in evaluating new market opportunities or winning new clients include potential market size, industry participants, market dynamics and trends, growth prospects and the propensity for outsourcing services. With respect to an individual client, the sales and marketing group will review its financial strength and market position and its anticipated need for long-term outsourcing services. We consider the ability to deliver those services, our competitive positioning and the likelihood of winning the contract in making such determinations. Over the past year we have been successful in winning several new logo clients in the computing, telecommunications, media distribution, software, and travel industry.

Employees

Our success in recruiting, hiring and training highly skilled employees is key to our ability to provide high-quality CRM and BPO solutions to our clients on a global basis. We generally locate our service centers in locations that have access to higher education and a major transportation infrastructure. We generally offer a competitive pay scale, hire primarily full-time employees who are eligible to receive the full range of employee benefits, and seek to provide employees with a clear, viable career path. We also offer a combination of client based training, language training and internal technology certification courses to our employees. The combination of our training programs with close manager mentoring programs enables our employees to not only provide excellent service to our clients, but also progress into management positions within Stream.

As of March 1, 2010, we had approximately 30,000 employees providing services to our client’s customers and administrative services in our business. Except for our service centers in some countries within Europe and Africa, where approximately 3,100 of our employees are subject to collective bargaining agreements using workers’ councils (which are typical in these regions), our employees are not subject to collective bargaining agreements. We believe relations with our employees are good.

Competition

The industry in which we operate is very competitive and highly fragmented. Our competitors range in size from very small firms offering specialized applications or short-term projects, to large independent firms, and the in-house operations of many clients and potential clients. A number of our competitors have greater capabilities and resources than we do. We compete directly and indirectly with certain companies that provide CRM and other BPO solutions on an outsourced basis, including, but not limited to, Aditya Birla Minacs, APAC Customer Services, Inc., TIVIT Terceirizacao de Tecnologia e Servicos SA Contax Participacoes SA, Atento Brasil S.A, Convergys Corporation, EXLService Holdings, Inc., Genpact Limited, Philippine Long Distance Telephone Company, SITEL Corporation, StarTek, Inc., Sutherland Global Services, Sykes Enterprises, Incorporated, TechTeam Global, Inc., Teleperformance S.A., Teletech Holdings, Inc., TransCom Worldwide SA, West Corporation, Wipro Limited and WNS (Holdings) Limited. The list of potential competitors includes both publicly traded and privately held companies.

Service Professional Tools

We believe in making the necessary investments to ensure that each of our service professionals has the tools required to provide high quality service to end-users. We leverage a mix of in-house developed and third party software solutions across all of our enterprises. Many of these solutions are customized for our enterprise and facilitate data capture and transfer from the service professional to our various data storage and network systems. Our systems must also be flexible enough to operate clients’ CRM interfaces, which operate on our desktops. Most of our client programs utilize our client’s CRM interface and tools.

Intellectual Property

As of March 1, 2010, we had 12 registered trademarks in seven jurisdictions. In addition, we had 11 registered domain names that have expiration dates from September 3, 2010 through October 15, 2015.

Description of Property

We have 50 locations in 22 countries that are designed to be globally integrated. Our facilities are organized into two regions: Americas, which includes the United States, Canada, the Philippines, India, Costa Rica, the Dominican Republic, Nicaragua and El Salvador; and EMEA, which includes Europe, the Middle East and Africa.

We do not own offices or properties but rather lease offices in the United States, Canada, the Netherlands, the United Kingdom, Italy, Ireland, Spain, Sweden, France, Germany, Poland, India, Tunisia, the Dominican Republic, Costa Rica, El Salvador, Nicaragua, the Philippines, Egypt, South Africa, Denmark and Bulgaria. Our headquarters are located in Wellesley, Massachusetts.

We believe that our facilities are adequate for our present needs in all material respects.

Legal Proceedings

We have been named as a third-party defendant in a putative class action, captioned Kambiz Batmanghelich, on behalf of himself and all others similarly situated and on behalf of the general public, v. Sirius XM Radio, Inc., filed in the Los Angeles County Superior Court on November 10, 2009, and removed to the United States District Court for the Central District of California. The Plaintiff alleges that Sirius XM Radio, Inc. recorded telephone conversations between Plaintiff and members of the proposed class of Sirius customers, on the one hand, and Sirius and its employees, on the other, without the Plaintiff’s and class members’ consent in violation of California’s telephone recording laws. The Plaintiff also alleges negligence and violation of the common law right of privacy, and seeks injunctive relief. On December 21, 2009, Sirius XM Radio, Inc. filed a Third-Party Complaint in the action against us seeking indemnification for any defense costs and damages that result from the putative class action. The Plaintiff subsequently amended his complaint to add Stream International Inc. as a defendant. We believe that we have meritorious defenses to Sirius XM Radio, Inc.’s and the Plaintiff’s claims, but there can be no assurance as to the outcome of this lawsuit and an adverse outcome could have a material adverse effect on our business, results of operations or financial condition.

PRINCIPAL STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock as of March 16, 2010 by (i) each person who is known by us to beneficially own more than 5% of our common stock, (ii) each member of our Board of Directors, (iii) our principal executive officer, principal financial officer and the three other most highly compensated executive officers, each of whose total competition exceeded $100,000 for the fiscal year ended December 31, 2009, whom we refer to collectively as our Named Executive Officers, and (iv) all directors and executive officers of Stream as a group. We have determined beneficial ownership in accordance with the rules promulgated by the SEC. Unless otherwise indicated in the footnotes to the table, we believe each person or entity named in the table below has sole voting and investment power with respect to the shares of common stock listed.

This table does not include any additional shares of common stock that Ares Corporate Opportunities Fund II, L.P. (“Ares”), NewBridge International Investment Ltd. (“NewBridge”) or EGS Dutchco B.V. (“Dutchco”) have the right to acquire pursuant to participation rights granted pursuant to the Stockholders Agreement described below, if and as warrants are exercised. See “Stockholders Agreement—Participation Rights.”

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)		Percent of Outstanding Shares(3)(4)
5% Security Holders
Ares Corporate Opportunities Fund II, L.P. 2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067	36,085,134	(5)(6)	44.9

Providence Equity Partners VI International Ltd. c/o Providence Equity Partners Inc. 50 Kennedy Plaza, 18th Floor Providence, RI 02903	13,460,624	(5)(7)	16.7

Ayala Corporation 33rd Floor Tower One Ayala Triangle, Ayala Avenue Makati City, R6 1226 Metro Manila Philippines	20,524,270	(5)(8)	25.5

Executive Officers and Directors
R. Scott Murray	3,915,802	(5)(9)	4.9
Sheila M. Flaherty	621,815	(10)	*
Dennis Lacey	100,000		*
Robert Dechant	200,000	(11)	*
Gerardo C. Ablaza, Jr.	—	(12)	*
Alfredo I. Ayala	—	(13)	*
G. Drew Conway	451,130		*
Paul G. Joubert	489,754		*
David B. Kaplan	—	(14)	*
R. Davis Noell	—	(15)	*
Kevin T. O’Leary	477,254		*
Julie G. Richardson	—	(16)	*
Jeffrey B. Schwartz	—	(17)	*
Nathan Walton	—	(18)	*
All executive officers and directors as a group (14 persons)	6,255,755	(19)	7.8

*	Represents less than 1%
(1)	Except as otherwise noted, the address of each person listed in the table above is c/o Stream Global Services, Inc., 20 William Street, Suite 310, Wellesley, Massachusetts 02481.
(2)	All amounts shown in this column include shares obtainable upon exercise of stock options currently exercisable or exercisable within 60 days of the date of this table.

(3)	As of March 16, 2010, we had outstanding (a) 80,406,685 shares of our common stock, including shares of common stock that are part of our outstanding, publicly traded units (each unit comprises one share of common stock and one warrant to purchase a share of common stock), and (b) 9,928,017 warrants, including warrants that are part of our publicly traded units, each of which is exercisable for one share of common stock at an exercise price of $6.00 per share.
(4)	In computing the number of shares of common stock beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed outstanding shares of common stock subject to options or warrants held by that person or entity that are currently exercisable within sixty days of March 16, 2010. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.
(5)	Ares, Dutchco, NewBridge, R. Scott Murray, Trillium Capital LLC (“Trillium”), are parties to a certain Stockholders Agreement, dated as of October 1, 2009 (“Stockholders Agreement”). As a result of entering into the Stockholders Agreement, each of the parties to the agreement may be deemed to be a member of a group for purposes of Section 13(d) of the Exchange Act. In filings made with the SEC, except as otherwise noted, each of Ares, Dutchco, NewBridge, Mr. Murray and Trillium disclaim beneficial ownership of any shares held by the other parties to the Stockholders Agreement.
(6)	Based on a statement on Schedule 13D filed with the SEC on October 2, 2009 by Ares in which Ares disclaims beneficial ownership of such shares, the following shares were excluded from the calculation of Ares’ beneficial ownership: (a) 13,460,624 shares reported as beneficially owned by Dutchco in filings with the SEC; (b) 20,524,270 shares reported as beneficially owned by NewBridge in filings with the SEC; and (c) the 3,915,802 shares reported as beneficially owned by Mr. Murray, the R. Scott Remainder Trust 2000 (“Murray Trust”) and Trillium in filings with the SEC.
(7)	Represents shares owned by Dutchco, which is indirectly controlled by Providence Equity Partners VI International Ltd. (“PEP”), which shares voting and investment power over such shares held by Dutchco. Based on a joint statement on Schedule 13D filed with the SEC on October 13, 2009 by PEP, Ayala Corporation (“Ayala”), Dutchco, NewBridge, and others, in which PEP disclaims beneficial ownership of such shares, the following shares were excluded from the calculation of PEP’s beneficial ownership: (a) 36,085,134 shares reported as beneficially owned by Ares in filings with the SEC; (b) 20,524,270 shares reported as beneficially owned by NewBridge in filings with the SEC; and (c) the 3,915,802 shares reported as beneficially owned by Mr. Murray, the Murray Trust and Trillium in filings with the SEC.
(8)	Represents shares owned by NewBridge, which is controlled by Ayala, which shares voting and investment power over such shares held by NewBridge. Based on a joint statement on Schedule 13D filed with the SEC on October 13, 2009 by NewBridge, PEP, Ayala, Dutchco, and others, in which NewBridge disclaims beneficial ownership of such shares, the following shares were excluded from the calculation of Ayala’s beneficial ownership: (a) 36,085,134 shares reported as beneficially owned by Ares in filings with the SEC; (b) 13,460,624 shares reported as beneficially owned by Dutchco in filings with the SEC; and (c) the 3,915,802 shares reported as beneficially owned by Mr. Murray, the Murray Trust and Trillium in filings with the SEC.
(9)	Represents (a) 3,753,402 shares held by Trillium, of which Mr. Murray is president, (b) 26,400 shares held by the Murray Trust, for which Mr. Murray exercises shared investment control, (c) 100,000 shares which Mr. Murray is deemed to own by virtue of vested options to purchase such shares, and (d) 36,000 shares held in Mr. Murray’s name directly. Based on a statement on Schedule 13G filed with the SEC on February 16, 2010 by Mr. Murray in which he disclaims beneficial ownership of such shares, the following shares were excluded from the calculation of Mr. Murray’s beneficial ownership: (a) 36,085,134 shares reported as beneficially owned by Ares in filings with the SEC; (b) 13,460,624 shares reported as beneficially owned by Dutchco in filings with the SEC; and (c) 20,524,270 shares reported as beneficially owned by NewBridge in filings with the SEC.
(10)	Ms. Flaherty is deemed to own (a) 65,000 of these shares by virtue of vested options to purchase such shares and (b) 67,500 of these shares which are comprised of unvested restricted stock.
(11)	Mr. Dechant is deemed to own (a) 85,000 of these shares by virtue of vested options to purchase such shares and (b) 90,000 of these shares which are comprised of unvested restricted stock.

(12)	Excludes 20,524,270 shares reported as beneficially owned by NewBridge, which is controlled by Ayala, of which Mr. Ablaza is a Senior Managing Director, which shares voting and investment power over such shares held by NewBridge. Based solely on a Form 3 filed with the SEC on October 1, 2009, Mr. Ablaza disclaimed beneficial ownership of such shares.
(13)	Excludes 20,524,270 shares reported as beneficially owned by NewBridge, which is controlled by Ayala, of which Mr. Ayala is a Managing Director, which shares voting and investment power over such shares held by NewBridge. Based solely on a Form 3 filed with the SEC on October 1, 2009, Mr. Ayala disclaimed beneficial ownership of such shares.
(14)	Excludes 36,085,134 shares reported as beneficially owned by Ares, which is indirectly controlled by Ares Management LLC, of which Mr. Kaplan is a senior partner. Based solely on a Form 3 filed with the SEC on August 18,2008, Mr. Kaplan disclaimed beneficial ownership of such shares.
(15)	Excludes 13,460,624 shares reported as beneficially owned by Dutchco, which is indirectly controlled by Providence Equity Partners, LLC, of which Mr. Noell is a Vice President. Based solely on a Form 3 filed with the SEC on October 13, 2009, Mr. Noell disclaimed beneficial ownership of such shares.
(16)	Excludes 13,460,624 shares reported as beneficially owned by Dutchco, which is indirectly controlled by Providence Equity Partners, LLC, of which Ms. Richardson is a Managing Director. Based solely on a Form 3 filed with the SEC on October 13, 2009, Ms. Richardson disclaimed beneficial ownership of such shares.
(17)	Excludes 36,085,134 shares reported as beneficially owned by Ares, which is indirectly controlled by Ares Management LLC, of which Mr. Schwartz is a principal. Based solely on a Form 3 filed with the SEC on August 18, 2008, Mr. Schwartz disclaimed beneficial ownership of such shares.
(18)	Excludes 36,085,134 shares reported as beneficially owned by Ares, which is indirectly controlled by Ares Management LLC, of which Mr. Walton is a Vice President. Based solely on a Form 3 filed with the SEC on August 18, 2008, Mr. Walton disclaimed beneficial ownership of such shares.
(19)	Includes (a) 250,000 shares beneficially owned by all executive officers and directors as a group by virtue of vested options to purchase these shares and (b) 157,500 shares beneficially owned by all executive officers and directors as a group by virtue of unvested restricted stock.

MANAGEMENT

Executive Officers

Information concerning our executive officers as of March 30, 2010 is set forth below:

Name	Age	Position
R. Scott Murray	46	Chairman of the Board of Directors, Chief Executive Officer and President
Sheila M. Flaherty	44	Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary
Robert Dechant	48	Executive Vice President, Global Sales and Marketing
Dennis Lacey	56	Executive Vice President and Chief Financial Officer

R. Scott Murray, our founder, has served as Chairman of the Board of Directors, Chief Executive Officer and President since our inception on June 26, 2007. From February 2006 to February 2008, Mr. Murray served as non-executive chairman of the board of Protocol Communications, Inc., a privately held provider of fully integrated marketing services in the business process outsourcing sector. In 2006, he served as chief executive officer and a director of 3Com Corporation and the chairman of the board of H3C, a joint venture operating in mainland China with Huawei Technologies. From August 2002 to August 2004, Mr. Murray served as chief executive officer and a director of Modus Media, Inc., a privately held business process outsourcer in the global supply chain and hosting services sector. Modus had operations around the world, including in North America, Mexico, Europe and Asia (including five locations in mainland China). From January 2000 until January 2002, following its acquisition in 2001 by Solectron Corporation, Mr. Murray served as president and chief operating officer of Stream International Inc. (a predecessor company to Stream Global Services). From February 1994 through May 1999, Mr. Murray served as the executive vice president and chief financial officer of The Learning Company, which was a publicly traded consumer software company. Mr. Murray is a Canadian chartered accountant and a graduate of the University of Western Ontario and holds a finance and administration degree. We believe Mr. Murray’s qualifications to serve on our Board of Directors include his 16 years of experience serving in executive positions at companies such as 3Com and Stream International Inc., a predecessor to Stream Global Services, and his extensive experience in the BPO industry.

Sheila M. Flaherty has been our executive vice president, chief legal and administrative officer (formerly general counsel) and corporate secretary since July 2007. From January 2006 to May 2007, Ms. Flaherty was general counsel and vice president of Abiomed, Inc., a publicly traded medical technology company. From November 1998 to August 2004, Ms. Flaherty held several positions, including vice president, general counsel and secretary, at Modus Media, Inc., a privately held business process outsourcer in the global supply chain and hosting services sector. From 1996 through 1997, Ms. Flaherty served as associate general counsel at Astra Pharmaceuticals, Inc., a pharmaceutical company. From 1993 to 1996, Ms. Flaherty practiced law with the law firm of Nutter, McClennen & Fish. Ms. Flaherty received a bachelor’s degree from the University of Massachusetts and a Juris Doctorate from Georgetown University Law Center.

Robert Dechant has served as our executive vice president global sales and marketing since August 2008. Prior to joining us, Mr. Dechant served as senior vice president of sales and marketing and general manager of the Data and Voice Business Unit for 3Com Corporation from April 2006 through June 2008. From February 2003 to October 2004, Mr. Dechant also served as executive vice president of sales and marketing of Modus Media Inc. From 1997 through 2003, Mr. Dechant handled several roles for Stream International as senior vice president of sales and marketing and chief operating officer. From 1994 to 1997, Mr. Dechant also served as vice president of sales for Software Support Inc. (acquired by Convergys Corp in 1996) and also held various roles at IBM Corp. Mr. Dechant received a bachelor’s of science degree from Fairfield University.

Dennis Lacey has served as our executive vice president and chief financial officer since January 2010. Prior to joining us, Mr. Lacey served as head of capital markets of Republic Financial Corporation, a private investment firm from September 2006 through September 2009. Prior to that, Mr. Lacey served as executive vice president and chief financial officer of TeleTech Holdings, Inc., a global CRM services provider from May 2003 to August 2006. Prior to that, Mr. Lacey was served as executive vice president and chief financial officer of CKE Restaurants Inc., a nationwide operator of fast food restaurants, from April 2001 to March 2003. Prior to that, Mr. Lacey served as executive vice president and chief financial officer of Imperial Bancorporation, a NYSE listed commercial bank focused on high tech lending and film finance, from April 1998 to January 2001. Prior to that, Mr. Lacey served as chief executive officer of Capital Associates, a NASDAQ listed equipment leasing company, from September 1989 to March 1998. Prior to that, Mr. Lacey served as an audit partner at Coopers & Lybrand, an international accounting firm.

Directors

The members of our Board of Directors were elected in accordance with a certain Stockholders Agreement (“Stockholders Agreement”), dated as of October 1, 2009, among Stream, Ares, NewBridge, Dutchco (Dutchco together with NewBridge, the “EGS Stockholders”), R. Scott Murray and Trillium Capital LLC. (“Trillium”). Ares, NewBridge and Dutchco are referred to, respectively, as the Ares Significant Investor, the Ayala Significant Investor and the PEP Significant Investor, and are referred to collectively as the “Significant Investors.”

Pursuant to the Stockholders Agreement, each (a) Significant Investor and (b) other party to such agreement (excluding Mr. Murray and Trillium) that owns, together with its affiliates, at least 5% of the then outstanding shares of our common stock agrees to vote all of its shares of our common stock to elect up to eleven members of our Board of Directors as follows:

•	up to three members designated by the Ares Significant Investor as long as certain share ownership conditions are met;

•	up to three members designated by the Ayala Significant Investor and the PEP Significant Investor as long as certain share ownership conditions are met;

•

one member who satisfies applicable director independence requirements for continued listing of our common stock (an “Independent Director”) designated by the Ares Significant Investor as long as certain share ownership conditions are met (and thereafter by our Board of Directors with the approval of a majority of the members of our Board of Directors, which majority must, subject to certain conditions, include one member designated by each of the Significant Investors (“Requisite Board Approval”));

•

one Independent Director designated by the Ayala Significant Investor and the PEP Significant Investor as long as certain share ownership conditions are met (and thereafter by our Board of Directors with Requisite Board Approval);

•	two Independent Directors designated by our Board of Directors with Requisite Board Approval; and

•	one member who holds the position of our Chief Executive Officer.

In addition to the foregoing voting requirements and designation rights, as long as it or they own at least 25% of the shares of our common stock it or they owned at the closing of the Combination (in all cases, together with their respective affiliates), each of (a) the Ares Significant Investor and (b) the Ayala Significant Investor and the PEP Significant Investor is entitled to designate members of each committee of our Board of Directors (other than special committees where a conflict of interest exists) in an equal proportion to their Board of Directors designation rights (other than for Independent Directors).

Also pursuant to the Stockholders Agreement, as long as Alfredo Ayala is a director designated by the Ayala Significant Investor and the PEP Significant Investor, he will serve as the Vice Chairman of our Board of Directors.

Below is information about each member of our Board of Directors, including his or her age, period of service as a director of Stream and committees of our Board on which he or she serves, principal occupation and business experience during the past five years and the names of other publicly held companies of which he or she serves as a director. Information about the number of shares of common stock beneficially owned by each director appears below in the section titled, “Security Ownership of Certain Beneficial Owners and Management.” Also see the section below titled, “Certain Relationships and Related Transactions.” There are no family relationships among any of the directors and Named Executive Officers of Stream.

Name	Age	Director Since	Principal Occupation, Other Business Experience During Past Five Years and Other Directorships
R. Scott Murray Chairman of the Board	46	June 2007	Founder, Chairman of our Board of Directors, Chief Executive Officer and President. For more information, see “—Executive Officers” above.

Alfredo I. Ayala Compensation Committee	49	October 2009	Alfredo I. Ayala has served as a member of our Board of Directors since October 1, 2009. He was elected to our board pursuant to the Stockholders Agreement by the Ayala Significant Investor and the PEP Significant Investor. Mr. Ayala has been a managing director of Ayala and a member of its management committee since May 2006. He is chief executive officer of LiveIt Investments Ltd., which is the BPO investment arm of Ayala, and is a member of the board of directors of NewBridge International Investments Ltd., Integreon, Inc., Affinity Express Holdings Limited and HRMall Holdings Limited. From February 2004 to December 2009, Mr. Ayala was the chairman of the board of eTelecare Global Solutions, Inc. Prior to eTelecare, he was chairman of SPi Technologies, partner at Crimson Investment, an international private equity firm, and managing director and co-founder of MBO Partners, an Asian private equity firm. Mr. Ayala is chairman of the Business Processing Association of the Philippines (BPA/P). Mr. Ayala holds a double-major B.A. degree in Development Studies and Economics from Brown University (with Honors) and an MBA from Harvard University. We believe Mr. Ayala’s qualifications to serve on our Board of Directors include his extensive leadership experience in the BPO industry, most notably his five years as the chairman of eTelecare and his role as the CEO of LiveIt.

Gerardo C. Ablaza, Jr. Nominating Committee	56	October 2009	Gerardo C. Ablaza, Jr. has served as a member of our Board of Directors since October 1, 2009. He was elected to our board pursuant to the Stockholders Agreement by the Ayala Significant Investor and the PEP Significant Investor. Since June 1997, Mr. Ablaza has been a senior managing director of Ayala and a member of its management committee. He is a member of the board of directors of Bank of the Philippine Islands, BPI Family Savings Bank, Inc., BPI Card Finance Corporation, Azalea Technology Investments, Inc. and Asiacom Philippines, Inc. From April 2009 to December 2009, Mr. Ablaza was

Name	Age	Director Since	Principal Occupation, Other Business Experience During Past Five Years and Other Directorships
			the deputy chief executive officer of AC Capital. He assumed the title of chief executive officer of AC Capital in January 2010 with directorship positions in HRMall Holdings Limited, LiveIt Investments Limited, Integreon, Inc., Affinity Express Holdings Limited and NewBridge. From June 1997 to April 2009, Mr. Ablaza was president and CEO of Globe Telecom, Inc., and from October 2003 to April 2009, he was the chairman of the board of Innov Communications Inc. Before joining Ayala Corporation in 1997, Mr. Ablaza was vice-president and country business manager for the Philippines and Guam of Citibank, N.A. for its global consumer banking business. Prior to this position, he was vice-president for consumer banking of Citibank, N.A. Singapore. Mr. Ablaza graduated summa cum laude from De La Salle University in 1974 with a Bachelor of Arts degree in Mathematics (Honors Program). We believe Mr. Ablaza’s qualifications to serve on our Board of Directors include his 13 years serving as a managing director of Ayala, as well as in executive roles at leading telecommunications companies.

G. Drew Conway Audit Committee	52	July 2007	G. Drew Conway has served as a member of our Board of Directors since July 2007. He has served as the chief executive officer and a director of Sagent Group, Inc., the management company of Sagent Healthstaff LLC, a healthcare-staffing company, which he founded in September 2002, and now serves as its chief executive officer and a director, and Sagent Partners Inc., an IT company providing strategic IT solutions to government agencies, which he founded in April 2006 and now serves as its chief executive officer and a director. Mr. Conway is the former chairman and chief executive officer of Renaissance Worldwide, Inc., a global provider of business and technology consulting services. Mr. Conway has served as New England Chapter President of the National Association of Computer Consulting Business for three terms. Mr. Conway received a bachelor’s degree from the University of Maryland. We believe Mr. Conway’s qualifications to serve on our Board of Directors include his more than 20 years of experience as a chief executive officer and director for global companies.

Paul G. Joubert, CPA Audit Committee	62	July 2008	Paul G. Joubert has served as a member of our Board of Directors since his retirement in July 2008 from PricewaterhouseCoopers LLP, or PWC, an international accounting firm. Since July 2008, Mr. Joubert has been the managing partner and founder of EdgeAdvisors, a privately held management consulting organization. Mr. Joubert joined PWC in 1971. He was the Northeast marketing and sales market leader and partner in the Assurance practice, and prior to that, the leader of PWC’s Technology, InfoCom and Entertainment practice for the Northeast region of the United States. Prior to that, Mr. Joubert served as partner-in-charge of PWC’s Northeast Middle Market Group and chief of staff to the vice-chairman of domestic

Name	Age	Director Since	Principal Occupation, Other Business Experience During Past Five Years and Other Directorships
			operations. Mr. Joubert is a graduate of Northeastern University, where he received a bachelor of science in finance and accounting. He is a member of numerous civic and professional associations including the Association for Corporate Growth and the Massachusetts Innovative and Technology Exchange, and he serves on the Board of Overseers of the Museum of Science. Mr. Joubert is a member of the board of directors of Phase Forward Incorporated, a leading provider of data management solutions for clinical trials and drug safety. He is also a member of the American Institute of Certified Public Accountants. We believe Mr. Joubert’s qualifications to serve on our Board of Directors include his 39 years of experience with PWC.

David B. Kaplan Compensation Committee	42	August 2008	David B. Kaplan has served as a member of our Board of Directors since August 2008. Mr. Kaplan is a Founding Member of Ares Management LLC, an alternative asset investment management firm where he serves as Senior Partner in the Private Equity Group and as a member of the firm’s Executive Committee. Mr. Kaplan joined Ares Management from Shelter Capital Partners, LLC where he served as a senior principal from 2000-2003. From 1991 through 2000, Mr. Kaplan was affiliated with, and a senior partner of, Apollo Management, L.P. and its affiliates. Prior to Apollo, Mr. Kaplan was a member of the Investment Banking Department of Donaldson, Lufkin & Jenrette Securities Corp. Mr. Kaplan currently serves on the boards of directors of Maidenform Brands, Inc., Orchard Supply Hardware Stores Corporation and General Nutrition Centers Inc. Mr. Kaplan also serves on the Board of Governors of Cedars-Sinai Medical Center and is a Trustee, Treasurer and Chairman of the Investment Committee of the Center for Early Education. He graduated with High Distinction, Beta Gamma Sigma from the University of Michigan School of Business Administration with a BBA concentrating in finance. We believe that Mr. Kaplan’s qualifications to serve on our Board of Directors include his 20 years of experience in investment banking and private equity.

R. Davis Noell Nominating Committee	31	October 2009	R. Davis Noell has served as a member of our Board of Directors since October 1, 2009. He was elected to our Board of Directors pursuant to the Stockholders Agreement by the Ayala Significant Investor and the PEP Significant Investor. Mr. Noell is a vice president of Providence Equity Partners. Prior to joining Providence in 2003, Mr. Noell was an analyst in Deutsche Bank’s media investment banking group. He received a Bachelor of Arts with Honors from the University of North Carolina at Chapel Hill. We believe Mr. Noell’s qualifications to serve on our Board of Directors include his nine years of experience in investment banking and private equity.

Name	Age	Director Since	Principal Occupation, Other Business Experience During Past Five Years and Other Directorships
Kevin T. O’Leary Audit Committee	55	July 2007	Kevin T. O’Leary has served as a member of our Board of Directors since July 2007. Mr. O’Leary is the chairman of O’Leary Funds Inc., the manager of the publicly traded family of global income balanced funds. Mr. O’Leary is the investor host of the Discovery Channel’s “Discovery Project Earth,” a series that explores innovative ways man could reverse global warming, co-host of the Lang O’Leary Exchange on the CBC News Network, Canada’s national business television specialty channel, and a cast member and investor in Sony Televisions’ venture capital reality show Dragon’s Den and ABC’s Shark Tank. Since May 2007, Mr. O’Leary has been a director and investor of Iqzone.com, an early stage wireless marketing company. Mr. O’Leary was a co-investor and co-founder of Storage Now, Canada’s leading developer of climate controlled storage facilities, from January 2003 until its March 2007 acquisition by In Storage REIT. In 1986, Mr. O’Leary co-founded SoftKey Software Products, which was later renamed The Learning Company. He served as president and a director of The Learning Company until May 1999 when it was acquired by Mattel, Inc. Mr. O’Leary received an honors bachelor degree in environmental studies and psychology from the University of Waterloo and a master’s of business administration from the University of Western Ontario, where he now serves on the executive board of The Richard Ivey School of Business. We believe that Mr. O’Leary’s qualifications to serve on our Board of Directors include his more than 20 years of leadership at The Learning Company and other companies, and his extensive business experience as the chairman of O’Leary Funds Inc.

Julie G. Richardson Compensation Committee	46	October 2009	Julie G. Richardson has served as a member of our Board of Directors since October 1, 2009. She was elected to our Board of Directors pursuant to the Stockholders Agreement by the Ayala Significant Investor and the PEP Significant Investor. Ms. Richardson is a managing director of Providence Equity, where she leads the New York office. Ms. Richardson is currently a director of Open Solutions, SunGard Data Systems and USIS. Prior to joining Providence in 2003, Ms. Richardson served as vice chairman of J.P. Morgan’s investment banking division and chairman of the firm’s telecom, media and technology group. Prior to joining J.P. Morgan in 1998, Ms. Richardson was a managing director at Merrill Lynch, where she spent over 11 years. She received a Bachelor of Business Administration from the University of Wisconsin-Madison and spent a year studying finance at the Stanford Graduate School of Business. We believe that Ms. Richardson’s qualifications to serve on our Board of Directors include her more than 22 years of experience in investment banking and private equity.

Name	Age	Director Since	Principal Occupation, Other Business Experience During Past Five Years and Other Directorships
Jeffrey B. Schwartz	35	August 2008	Jeffrey B. Schwartz has served as a member of our Board of Directors since August 2008. Mr. Schwartz is a principal in the Private Equity Group of Ares Management LLC, an alternative asset investment management firm. Prior to joining Ares Management in 2004, Mr. Schwartz was a vice president in the Financial Sponsors Group at Lehman Brothers where he specialized in providing acquisition advice to financial sponsors on potential leveraged buyouts. Prior to Lehman Brothers, Mr. Schwartz was with the Wasserstein Perella Group where he specialized in mergers and acquisitions and leveraged finance. Mr. Schwartz serves on the boards of directors of WCA Waste Corporation and GNC Corp. Mr. Schwartz graduated from the University of Pennsylvania’s Wharton School of Business with a BS in Economics. We believe that Mr. Schwartz’s qualifications to serve on our Board of Directors include his 13 years of experience in investment banking and private equity.

Nathan Walton Nominating Committee	32	August 2008	Nathan Walton has served as a member of our Board of Directors since August 2008. He was elected to our Board of Directors pursuant to the Stockholders Agreement by the Ares Significant Investor. Mr. Walton is a vice president in the Private Equity Group of Ares Management LLC, an alternative asset investment management firm. Mr. Walton joined Ares Management in 2006 in the Capital Markets Group of Ares Management LLC, and then joined the Private Equity Group in March 2007. He received a BA in Politics from Princeton University and a MBA from Stanford University. We believe that Mr. Walton’s qualifications to serve on our Board of Directors include his four years of experience in investment banking and private equity.

CORPORATE GOVERNANCE

Overview

Director Independence. Under the applicable rules of NYSE Amex, a director will only qualify as an “independent director” if, in the opinion of our Board, that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that none of Messrs. Ayala, Ablaza, Noell, Walton, Schwartz, Conway, Joubert, Kaplan and O’Leary and Ms. Richardson has a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an “independent director” as defined under the NYSE Amex independence criteria. Only Mr. Murray, our Chairman of the Board, Chief Executive Officer and President does not meet the NYSE Amex independence criteria.

Board and Committee Meetings. During 2009, our Board met 11 times, our Audit Committee met nine times, and our Compensation Committee met five times. Our Nominating Committee did not meet in 2009. Each of our directors who has been a member of our Board since January 2009 attended at least 65% of the meetings of the Board and 100% of meetings of the committee on which he or she served. Each of our directors who joined our Board after the closing of the Combination in October 2009 attended at least 67% of the meetings of the Board and 50% of the meetings of the committees on which he or she served. Our Board regularly meets in executive session without Mr. Murray or any other Stream employees present.

Code of Business Conduct and Ethics and Board Committee Charters. We have adopted a written Code of Business Conduct and Ethics for all of our officers, employees and directors, and charters for our Audit, Compensation and Nominating committees of our Board of Directors. The charters of our Audit, Compensation and Nominating Committees give each of these committees the authority to retain independent legal, accounting and other advisors.

You can find our Code of Business Conduct and Ethics and the charters for our Audit, Compensation and Nominating Committees in the “corporate governance” section of our website, www.stream.com, or by contacting us at the address or telephone number set forth below. We intend to post on our website any disclosures that are required by law or NYSE Amex listing standards concerning amendments to, or waivers from, our Code of Business Conduct and Ethics.

Stream Global Services, Inc.

20 William Street, Suite 310

Wellesley, MA 02481

Attention: Legal Department

(781) 304-1800

Committees of our Board of Directors

Audit Committee. Our Audit Committee consists of Messrs. Joubert (Chairman), Conway and O’Leary, each of whom meets NYSE Amex criteria for independence and SEC criteria for independent audit committee members and is able to read and understand financial statements. In addition, our Board has determined that Mr. Joubert is an “audit committee financial expert” as defined by SEC rules. The Audit Committee’s responsibilities include:

•	Serving as an independent and objective party to monitor our financial reporting process, audits of our financial statements and internal control system;

•	Approving the annual fees of our independent registered public accounting firm and their annual engagement as our auditors and appointment by our stockholders;

•	Reviewing and appraising the audit efforts of our independent registered public accounting firm and internal finance department; and

•	Providing an open avenue of communications among our independent registered public accounting firm, financial and senior management, internal finance department, and Board of Directors.

Compensation Committee. Our Compensation Committee consists of Messrs. Kaplan (Chairman) and Ayala and Ms. Richardson, each of whom meets NYSE Amex criteria for independence. Our Board of Directors established a Section 162(m) Committee for the purpose of recommending to our Compensation Committee cash and equity compensation payments and awards to “covered persons” under Section 162(m) of the Internal Revenue Code. Our Section 162(m) Committee consists of Messrs. Conway, Joubert and O’Leary. Our Compensation Committee’s responsibilities include:

•	Reviewing and approving the compensation of our Chief Executive Officer and our other executive officers;

•	Overseeing the evaluation of our senior executives;

•	Reviewing and making recommendations to the Board with respect to our incentive compensation and equity-based plans;

•

Exercising all of the rights, authority and functions of the Board under our equity-based plans, including interpreting the terms of the plans and granting options and other stock awards under the plans;

•	Reviewing and making recommendations to the Board with respect to director compensation; and

•	Reviewing and making recommendations to the Board with respect to management succession planning.

Nominating Committee. Our Nominating Committee consists of Messrs. Walton (Chairman), Ablaza and Noell, each of whom meets NYSE Amex criteria for independence. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our Board, and considers persons identified by its members, as well as our management, stockholders, investment bankers and others.

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated should be actively engaged in business endeavors, have an understanding of financial statements, corporate budgeting and capital structure, be familiar with the requirements of a publicly traded company, be familiar with industries relevant to our business endeavors, be willing to devote significant time to the oversight duties of the board of directors of a public company, and be able to promote a diversity of views based on the person’s education, experience and professional employment. The Nominating Committee evaluates each individual in the context of the board as a whole, with the objective of recommending a group of persons that can best implement our business plan, perpetuate our business and represent stockholder interests. The Nominating Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time. The Nominating Committee does not distinguish among nominees recommended by stockholders and other persons.

Audit Committee Report

The primary function of the Audit Committee is to assist our Board in its oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements and our registered public accounting firm’s qualifications, independence and performance.

The Audit Committee has reviewed and discussed with our management our audited consolidated financial statements for the year ended December 31, 2009. The Audit Committee has also received from, and discussed with, Ernst & Young LLP various communications that Ernst & Young is required to provide to the Audit Committee, including the matters required to be discussed by Public Company Accounting Oversight Board, or PCAOB, AU Section 380 (Communication with Audit Committees) as modified or supplemented.

Ernst & Young LLP also provided the Audit Committee with the written disclosures and the letter from the independent registered public accounting firm required by PCAOB Rule 3526 (Communicating with Audit Committees Concerning Independence), as modified or supplemented. The Audit Committee has discussed with the registered public accounting firm their independence from us. The Audit Committee also considered whether the provision by Ernst & Young LLP of the non-audit services is compatible with maintaining the auditors’ independence and determined that the non-audit services were indeed compatible with maintaining Ernst & Young’s independence.

Based on its discussions with management and Ernst & Young LLP, and its review of the representations and information provided by management and Ernst & Young LLP, the Audit Committee recommended to the Board that Stream’s audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the SEC.

This Audit Committee Report is not incorporated by reference into any of our previous or future filings with the SEC, unless any such filing explicitly incorporates the Report.

Paul G. Joubert, Chairman

G. Drew Conway

Kevin T. O’Leary

COMPENSATION OF OUR DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis (“CD&A”) discusses our overall compensation philosophy, objectives and practices for our senior management team, with an emphasis on the analysis used to determine the total compensation of our principal executive officer, principal financial officer and the three other most highly compensated executive officers, each of whose total compensation exceeded $100,000 for the fiscal year ended December 31, 2009, whom we refer to collectively as our Named Executive Officers.

We have designed our compensation policies to attract and retain high quality executives and employees and to motivate and reward our executives and employees for superior company performance. Our compensation philosophy is based on a desire to balance retention of executive talent with pay for performance-based incentive compensation. Our incentive compensation programs are designed to reward our Named Executive Officers for our sustained financial and operating performance. We believe that the compensation of Named Executive Officers should align their interests with those of our shareholders and focus their behavior on the achievement of short-term corporate targets as well as long-term business objectives and strategies. It is the responsibility of the Compensation Committee of our Board of Directors, which is comprised entirely of directors who satisfy the NYSE Amex “independence” requirements, to establish and administer our compensation practices to ensure that these practices are competitive and include incentives designed to appropriately drive our performance.

Compensation Philosophy and Objectives

Our Compensation Committee reviews and approves all compensation for our executive officers, including salary, bonus, equity compensation, perquisites, severance arrangements and change in control benefits.

Our Compensation Committee has a two-fold philosophy regarding the total compensation of our executive officers, which consists primarily of base salary, target annual cash bonus and estimated value of stock-based awards. First, the Compensation Committee seeks to balance our desire to retain our executives with our short and long-term performance objectives. Second, the Compensation Committee seeks to ensure that our executive compensation is competitive by targeting the total compensation of each executive to be between the 45th and 75th percentiles of our compensation peer group and survey group of companies described below.

In 2009, our Compensation Committee retained an independent compensation consultant, Pearl Meyer and Partners, or PMP, to assist with its review of the compensation of our executives. PMP reports directly to the Compensation Committee. PMP conducted market research and developed recommendations for the compensation of our Chief Executive Officer and other executives. Our Chief Executive Officer also makes recommendations to the Compensation Committee about the compensation of the other executive officers based on their achievements. While the Compensation Committee is solely responsible for approving executive compensation, our Senior Vice President of Human Resources and other members of our human resources department support the work of the Compensation Committee and PMP. The Compensation Committee meets periodically in executive session without management present.

With the help of PMP, our Compensation Committee selected a peer group of companies that we considered in determining the compensation of our executive officers. Our peer group of companies for 2009 was selected based on a balance of the following criteria:

•	companies whose services offered, revenue and market capitalization as of June 2009, when the peer group was determined, and based on 2008-2009 data for the peer group companies, were similar to ours;

•	companies with similar executive positions to ours;

•	public companies whose compensation and financial data are available in proxy statements or other public documents; and

•	companies that generally overlap with us in the labor market for talent.

This peer group differs from the peer group used in 2008, which was based on the types of services we offer, and our revenue and market capitalization as of June 2008. The peer groups for 2008 and 2009 were as follows:

2008 Peer Group	2009 Peer Group
3Com Corp.	Administaff Inc.
CBIZ Inc.	CBIZ Inc.
CMGI Inc.	Convergys Corp.
Gevity HR Inc.	CSG Systems Intl Inc.
Harte Hanks Inc.	Genpact Ltd.
ICT Group Inc.	Harte Hanks Inc.
Lionbridge Technologies	Hewitt Associates Inc.
PRG-Schultz International Inc.	Moduslink Global Solutions
StarTek Inc.	Sykes Enterprises Inc.
Sykes Enterprises Inc.	Syntel Inc.
Teletech Holdings Inc.	Teletech Holdings Inc.
WNS (Holdings) Ltd.

In addition to the peer group, PMP also used data from a survey group in its executive compensation analysis, especially for executive positions for which our peer group companies did not publicly disclose compensation information. The survey group for 2009 consisted of the 2009 CHiPS Executive and Senior Management Total Compensation Survey with a technology industry focus and a confidential survey with a services industry focus. The survey group for 2008 consisted of the 2007 CHiPS Executive and Senior Management Total Compensation Survey with a technology industry focus and the 2007 Aspen Publishers Executive Compensation Report with a services industry focus.

Components of Executive Compensation

Our executive compensation consists primarily of three components: base salary, annual bonuses under our management incentive plan, and stock-based awards.

Base salary. In determining the base salaries of our Named Executive Officers, the Compensation Committee generally targets the median of the salaries of comparable executives in our peer group of companies and our survey group. For 2008 and 2009, the base salary of each of our Named Executive Officers was in approximately the 45th to 60th percentile range of our peer group and survey group.

The salaries for each of our Named Executive Officers for the fiscal years ended December 31, 2008 and 2009 are set forth in the table entitled “Summary Compensation” below. As a result of our Compensation Committee’s goal of providing competitive base salaries to our executive officers at the median of our peer group, in 2009, our Compensation Committee approved increases of approximately 8% in the base salaries of Mr. Dechant and Ms. Flaherty.

Annual bonuses under our management incentive plan. The objective of our management incentive plans is to ensure that our executives focus on our company’s overall financial performance and not solely on individual performance. By tying the payment of bonuses to the financial goals of the company, we believe that our executives are properly motivated to achieve both our short and long-term goals. For fiscal year 2009, the annual cash bonuses for our Named Executive Officers under our 2009 management incentive plan were targeted to be 60% of their base salary. We believe that these levels of cash bonuses provide an important incentive for our executive officers to contribute to our success as a company. If we perform well, our executives have an opportunity to earn significant additional compensation over and above their base salaries, and if we do not perform well, then our executives’ earning potential is significantly reduced.

Our management incentive plans are designed such that each participant in the plan, including our Named Executive Officers, is eligible to receive a cash incentive award based on our achievement of a certain percentage of Adjusted EBITDA (as defined in the applicable management incentive plan). Based on the level of Adjusted EBITDA that we achieve, the Compensation Committee will determine the target payout, if any, to be awarded to the participants.

Our 2009 management incentive plan provided that if we achieved between 81% and 100% of the Adjusted EBITDA target, then our Named Executive Officers and other eligible employees would be eligible to receive between 5% and 100% of their target bonuses. If we over-achieved our Adjusted EBITDA target, then our Named Executive Officers and other eligible employees would receive between 100% and 200% of their target bonuses, with R. Scott Murray, our President and Chief Executive Officer, being eligible to earn a bonus equal to between 0% and 200% of his base salary, and our other Named Executive Officers being eligible to earn bonuses equal to between 0% and 120% of their annual base salaries. In the event that we achieved 80% or less of the Adjusted EBITDA target, however, then we are not obligated, but have the discretion, to pay bonuses to any participant in the 2009 management incentive plan.

Although we did not achieve our Adjusted EBITDA target for fiscal year 2009, the Compensation Committee exercised its discretion under the 2009 management incentive plan and awarded bonuses to certain plan participants, including our Named Executive Officers, after determining that the efforts expended and results achieved by us in light of current challenging economic times, the successful closing of our combination with eTelecare Global Solutions, Inc. (“eTelecare”), and the successful integration of the eTelecare business, merited recognition and reward. The bonus amounts that each of our Named Executive Officers received for 2008 and 2009 are set forth below in the section titled, “Summary Compensation” and “Grants of Plan-Based Awards.”

In February 2010, our Compensation Committee approved our 2010 management incentive plan, pursuant to which:

•

if we achieve Adjusted EBITDA of at least $80 million, but less than $90 million, then our Named Executive Officers and other participants will be eligible to receive between 50% and 95% of their target bonuses;

•	if we achieve Adjusted EBIDTA of at least $90 million but less than $95.4 million, then our Named Executive Officers and other participants will be eligible to receive 100% of their target bonuses;

•

if we achieve Adjusted EBITDA greater than $95.4 million, then our Named Executive Officers and other participants are eligible to receive accelerators for over-achievement, consisting of a bonus ranging between 110% and 200% of their target bonuses; and

•	if we do not achieve a minimum of $80 million in Adjusted EBITDA, then we are not obligated, but have the discretion, to pay bonuses to any participant under the 2010 management incentive plan.

The bonus amounts that each of our Named Executive Officers were eligible to receive under our 2009 management incentive plan if we achieve our Adjusted EBITDA goals for 2009 are set forth in the table entitled “Grants of Plan-Based Awards” below.

Under our 2009 executive sales commission plan for our fiscal year ended December 31, 2009, Robert Dechant, our Executive Vice President, Global Sales and Marketing, was eligible to earn quarterly commissions equal to between 0% and 40% of his base salary if we achieved our revenue and gross margin goals for each quarter and the full year. 75% of Mr. Dechant’s commission was based upon our achievement of quarterly and annual revenue goals, and 25% of his commission was based on our achievement of quarterly and annual gross margin goals. In addition, Mr. Dechant was eligible to earn additional commissions if we over-achieved our revenue and gross margin goals, based on the amount of such over-achievement. For our fiscal year ended December 31, 2009, Mr. Dechant received a bonus equal to approximately 13% of his base salary, or $37,500, in sales commissions.

Under our 2010 executive sales commission plan for our fiscal year ending December 31, 2010, Mr. Dechant is eligible to earn total cash commissions equal to 0% to 40% of his base salary if we achieve our revenue and gross margin goals for each quarter and the full year, as set forth below. Mr. Dechant’s commissions are based 75% on our achievement of our quarterly and annual revenue goals and 25% on our achievement of our quarterly and annual gross margin percentage goals, each as set forth in our annual budget for our fiscal year ending December 31, 2010. In addition, Mr. Dechant is eligible to earn additional commissions if we over-achieve our revenue and gross margin goals, based on the amount of such over-achievement. Mr. Dechant is not eligible for any commission under our 2010 executive sales commission plan for a particular quarter or the year unless we achieve at least 96% of our revenue goal and at least 97.5% of our gross margin goal for that quarter of the year. If we achieve between 96% and 100% of our revenue goal and 97.5% and 100% of our gross margin goal for a quarter or the year, then Mr. Dechant is eligible to receive up to 100% of his target commission for that quarter or the year. If (i) our actual revenue for the year is in excess of our revenue goal for the full year and (ii) we achieve at least 100% of our gross margin goal for the year, then Mr. Dechant is eligible to receive additional commissions above his target commission up to a maximum additional commission of $400,000.

The bonus amounts that Mr. Dechant was eligible to receive under our 2009 Executive Sales Incentive Plan if we achieved our revenue and gross margin targets for 2009 are set forth in the table entitled “Grants of Plan Based Awards” below.

Stock-based awards. The Compensation Committee uses stock-based awards to help align our executive officers’ interests with those of our stockholders and to encourage our executive officers to contribute to our long-term market performance. During 2009, the Compensation Committee granted stock options to our Named Executive Officers that vest in equal installments every six months over five years from the date of grant, with an exercise price equal to $6.28 per share, which was the fair market value of our common stock on the date of grant, so that the officer will earn no compensation from his or her options unless the market price of our common stock increases above the exercise price. In addition, Mr. Murray may not exercise any vested stock options until the occurrence of any of the following conditions: (i) the closing price of our stock equals or exceeds $10.60 for 60 consecutive trading days and our public float (which excludes shares owned or held by Ares Corporate Opportunities Fund II L.P., Providence Equity Partners L.P., Ayala Corporation or any of their affiliates, or by our officers or directors (collectively, the “Affiliated Stockholders”)) equals or exceeds $300 million; (ii) the Affiliated Stockholders have, in the aggregate, sold 25% or more of their aggregate ownership as of the date of grant at a price at or above $10.60 per share; or (iii) his death. In addition, the Compensation Committee awarded Sheila M. Flaherty, our Executive Vice President, Chief Legal and Administrative Officer, and Mr. Dechant restricted stock, which also vests in equal installments every six months over five years from the date of grant.

In authorizing these grants, the Committee considered the equity compensation levels of comparable executives at our peer group companies, the position and total compensation package of each Named Executive Officer, and the number of shares of our common stock that each of the Named Executive Officers already held.

The stock option and restricted stock awards made to each of our Named Executive Officers during the fiscal year ended December 31, 2009 are set forth in the table entitled “Grants of Plan-Based Awards” below.

Employment Agreements and Severance and Change of Control Provisions

We have entered into employment agreements with each of our Named Executive Officers, which are described in greater detail below under “Employment Agreements.” Among other things, these employment agreements provide (1) for severance benefits if the executive’s employment with us is terminated without cause or by the executive for good reason and (2) for increased severance benefits if the executive’s employment with us is terminated without cause or by the executive for good reason within 24 months after a change of control (as defined in the agreement) or within six months before a change of control and after we sign an agreement for a change of control. We designed the change in control provisions of our employment agreements to help ensure that our executive team is able to evaluate objectively whether a potential change in control transaction is in the best interests of Stream and our stockholders, without having to be concerned about their future employment. These agreements also help ensure the continued services of our executive officers throughout the change in control transaction by giving them incentives to remain with us.

Retirement, Perquisites and Other Employee Benefits

We maintain broad-based benefits for all employees, including health and dental insurance, life and disability insurance and retirement plans. Our Named Executive Officers are eligible to participate in all of our employee benefit plans on the same basis as our other employees. During 2009, in the United States, under our 401(k) plan, we contributed to the plan on behalf of all participants, including our executive officers, matching contributions of $0.25 for each dollar saved in the plan by the participant, up to a maximum of 6% of the participant’s contributions, subject to the limits set forth by the Internal Revenue Service.

Each Named Executive Officer is also eligible to receive reimbursement from us for certain costs associated with tax and estate planning and premiums on life insurance policies. For Mr. Murray, the maximum amount we will reimburse him for these costs is $50,000 per year, and for the other Named Executive Officers, the maximum is $10,000 per year. We offer these perquisites in order to remain competitive.

Tax matters

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally prohibits public companies from taking a tax deduction for compensation over $1,000,000 paid to each of its Named Executive Officers unless certain requirements are met. In general, we seek to structure the stock-based compensation granted to our executive officers to allow us to deduct the officers’ compensation; however, it is possible that compensation from our executive officers’ stock-based compensation may not be exempted from Section 162(m). In addition, the Compensation Committee may choose from time to time to authorize executive compensation that is not exempt from the $1,000,000 limit if the Committee believes the compensation is appropriate and in the best interests of Stream and our stockholders, after taking into consideration general business conditions and the performance of our executives.

Summary Compensation

The following table contains information about the compensation we paid to or accrued for each of our Named Executive Officers during the fiscal years indicated.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)		All Other Compensation ($)		Total ($)
R. Scott Murray(3)(4)	2009	595,000	—	6,280,000	107,100		57,516	(8)	7,039,616
Chairman, Chief Executive Officer and President	2008	211,981	—	—	185,836		21,106	(8)	418,923
	2007	—	—	—	—		—		—

Sheila M. Flaherty(4)	2009	300,000	471,000	1,256,000	54,000		18,811	(8)	2,099,811
Executive Vice President and Chief Legal and Administrative Officer	2008 2007	111,923 —	— —	6,296 —	56,219 —		5,743 —	(8)	180,181 —

Robert Dechant(5)	2009	300,000	628,000	1,570,000	91,500	(6)	12,110	(8)	2,601,610
Executive Vice President, Global Sales and Marketing	2008	103,646	—	9,234	92,149	(7)	3,846	(8)	208,875

Stephen C. Farrell(3)	2009	168,606	—	—	—		8,056	(8)	176,662
Executive Vice President and Chief Financial Officer	2008	45,769	—	3,083	27,616		1,750	(8)	78,218

(1)	These amounts represent the dollar amount of the aggregate grant date fair value of awards for fiscal years 2009 and 2008, computed in accordance with FASB ASC Topic 718, or Topic 718. These amounts do not represent the actual amounts paid to or realized by the Named Executive Officer during fiscal years 2009 and 2008, and there can be no assurance that the Topic 718 amount will ever be realized. A description of the assumptions we used for purposes of determining grant date fair value is set forth in Note 14 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 11, 2010.
(2)	Except for the sales commissions paid under our executive sales commission plans described in Notes 7 and 8 below, these amounts represent payments made to our Named Executive Officers under our 2009 and 2008 management incentive plans.
(3)	Mr. Farrell served as our principal financial officer from October 2008 through May 2009. Mr. Murray subsequently served as our acting principal financial officer from June 2009 to January 2010, when Mr. Dennis Lacey joined Stream as our Executive Vice President and Chief Financial Officer. Mr. Farrell’s annual base salary was $350,000 for 2008 and 2009.
(4)	We were incorporated in June 2007 as a blank check company for the purpose of acquiring, through a merger, capital stock exchange, asset or stock acquisition, exchangeable share transaction or other similar business combination, one or more domestic or international operating businesses. We acquired Stream Holdings Corporation in July 2008. Our Named Executive Officers did not receive any compensation for the fiscal year ended December 31, 2007. In addition, our Named Executive Officers for the fiscal year ended December 31, 2008 did not receive any compensation until after the consummation of the acquisition of Stream Holdings Corporation in July 2008. The 2008 annual base salaries for Mr. Murray and Ms. Flaherty were $595,000 and $300,000, respectively.
(5)	Mr. Dechant joined Stream in August 2008. His annual base salary for 2008 was $300,000.
(6)	Includes $37,500 of sales commissions paid under our 2009 executive sales commission plan.
(7)	Includes $39,628 of sales commissions paid under our 2008 executive sales commission plan.

(8)	The amounts reported in the All Other Compensation column reflect, for each Named Executive Officer, (1) the amount of our matching contribution under our 401(k) plan; (2) the amount we reimbursed each officer for costs incurred for estate, tax and financial planning services; and (3) the dollar value of accident, disability and death insurance and other life insurance we paid. Specifically, the All Other Compensation column above includes:

Name	Year	Matching Contribution under our 401(k) Plan ($)	Estate Planning ($)	Tax and Financial Planning ($)	Life Insurance ($)	Health, Dental, Short-Term and Long-Term Disability ($)	Total ($)
R. Scott Murray	2009	—	45,711	4,250	554	7,002	57,517
	2008	—	—	21,106	—	—	21,106

Sheila M. Flaherty	2009	2,120	1,320	2,400	6,744	6,228	18,812
	2008	1,558	—	4,185	—	—	5,743

Robert Dechant	2009	1,375	3,500	—	544	6,691	12,110
	2008	346	—	3,500	—	—	3,846

Stephen C. Farrell	2009	—	4,167	1,750	144	1,996	8,057
	2008	—	—	1,750	—	—	1,750

Grants of Plan-Based Awards

The following table contains information about estimated and actual payouts to (i) our Named Executive Officers under our 2009 management incentive plan for the fiscal year ended December 31, 2009 and (ii) Robert Dechant under our 2009 executive sales commission plan. In addition, the table shows grants of restricted stock and stock options made during the year ended December 31, 2009 to each Named Executive Officer under our 2008 Stock Incentive Plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)						All Other Stock Awards: Number of Shares of Stock (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(2)		Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
		Threshold ($)		Target ($)		Maximum ($)
R. Scott Murray	11/10/2009	—		—		—		—	1,000,000	(10)	6.28	6,280,000
	—	0	(4)	595,000	(5)	1,190,000	(6)
Sheila M. Flaherty	11/10/2009	—		—		—		75,000	—		—	471,000
	11/10/2009	—		—		—		—	200,000		6.28	1,256,000
	—	0	(4)	180,000	(5)	360,000	(6)	—	—		—	—
Robert Dechant	11/10/2009	—		—		—		100,000	—		—	628,000
	11/10/2009	—		—		—		—	250,000		6.28	1,570,000
	—	0	(4)	180,000	(5)	360,000	(6)	—	—		—	—
	—	0	(7)	120,000	(8)		(9)	—	—		—	—
Stephen C. Farrell(11)	—	—		—		—		—	—		—	—

(1)	Although we did not achieve our Adjusted EBITDA target for fiscal year 2009, in March 2010, the Compensation Committee exercised its discretion under the 2009 management incentive plan and awarded bonuses to certain plan participants, including the following amounts to our Named Executive Officers: $107,100 to Mr. Murray (which equals 18% of his target bonus), and $54,000 to each of Mr. Dechant and Ms. Flaherty (which equals 30% of their target bonus).

(2)	Subject to the continued employment of the applicable Named Executive Officer, the stock options and restricted stock vest in equal installments every six months over five years from the date of grant.
(3)	These amounts represent the dollar amount that we recognized for financial reporting purposes in accordance with Topic 718 related to the grant of restricted stock or a stock option to the Named Executive Officer. These amounts do not represent actual amounts paid to or realized by the Named Executive Officers during 2009 and there can be no assurance that the Topic 718 amount will ever be realized. A description of the assumptions we used for purposes of determining grant date fair value in Note 14 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 11, 2010.
(4)	The amounts reflected in this column assume that we achieved 80% or less of our Adjusted EBITDA target for the fiscal year ended December 31, 2009.
(5)	The amounts reflected in this column assume that we achieved 100% of our Adjusted EBITDA target for the fiscal year ended December 31, 2009.
(6)	The amounts reflected in this column assume that we achieved 200% of our Adjusted EBITDA target for the fiscal year ended December 31, 2009.
(7)	The amount reflected assumes that we achieved (i) less than 90% of our revenue goal and (ii) less than 97.5% of our gross margin goal, for the fiscal year ended December 31, 2009.
(8)	The amount reflected assumes that we achieved 100% of our revenue and gross margin goals for the fiscal year ended December 31, 2009.
(9)	If our actual revenue for the year ended December 31, 2009 was $10 million or more than our revenue goal, and we achieved at least 100% of our gross margin goal, then Mr. Dechant would have been eligible to receive additional commissions above his target commission. These additional commissions would be based on the amount by which our actual revenue exceeded our revenue goal for the year, starting at $50,000 of additional commission for the first $10 million of revenue over-achievement, $100,000 of additional commission for the first $15 million of revenue over-achievement, and increasing by $100,000 increments of commission for each additional full $5 million of revenue over-achievement over $15 million of revenue over-achievement.
(10)	In addition to the vesting provisions set forth in Note 1 above, Mr. Murray may not exercise any vested stock options until the occurrence of any of the following conditions: (i) the closing price of our stock equals or exceeds $10.60 for 60 consecutive trading days and our public float (excluding shares owned or held by Ares Corporate Opportunities Fund II L.P., Providence Equity Partners L.P., Ayala Corporation or any of their affiliates, or by our officers or directors (collectively, the “Affiliated Stockholders”)) equals or exceeds $300 million; (ii) the Affiliated Stockholders have, in the aggregate, sold 25% or more of their aggregate ownership as of the date of grant at a price at or above $10.60 per share; or (iii) his death.
(11)	Mr. Farrell ceased being our Chief Financial Officer and terminated his employment with us in May 2009.

Outstanding Equity Awards at Fiscal Year-End

The following table contains information about restricted stock that has not vested, stock options that have not been exercised and equity incentive plan awards outstanding as of December 31, 2009 for each of our Named Executive Officers.

	Option Awards(1)						Share Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Shares That Have Not Vested (#)	Market Value of Shares or Units That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
R. Scott Murray	—	1,000,000	(3)	—	6.28	11/9/2019	—	—	—	—
Sheila M. Flaherty	30,000	120,000		—	6.00	9/22/2018	—	—	—	—
	—	200,000		—	6.28	11/9/2019	—	—	—	—
	—	—		—	—	—	—	—	75,000	446,250
Robert Dechant	40,000	160,000		—	6.00	9/22/2018	—	—	—	—
	—	250,000		—	6.28	11/9/2019	—	—	—	—
	—	—		—	—	—	—	—	100,000	595,000
Stephen C. Farrell(4)	—	—		—	—	—	—	—	—	—

(1)	Subject to the continued employment of the applicable Named Executive Officer, the stock options and restricted stock vest in equal installments every six months over five years calculated from the date of grant.
(2)	The market or payout value of the unvested shares of restricted stock is calculated based on a market value of $5.95 per share (the closing price of our common stock on the NYSE Amex on December 31, 2009) multiplied by the number of shares.
(3)	In addition to the vesting provisions set forth in Note 1 above, Mr. Murray may not exercise any vested stock options until the occurrence of any of the following conditions: (i) the closing price of our stock equals or exceeds $10.60 for 60 consecutive trading days and our public float (excluding shares owned or held by Ares Corporate Opportunities Fund II L.P., Providence Equity Partners L.P., Ayala Corporation or any of their affiliates, or by our officers or directors (collectively, the “Affiliated Stockholders”)) equals or exceeds $300 million; (ii) the Affiliated Stockholders have, in the aggregate, sold 25% or more of their aggregate ownership as of the date of grant at a price at or above $10.60 per share; or (iii) his death.
(4)	Mr. Farrell ceased being our Chief Financial Officer and terminated his employment with us in May 2009.

Option Exercises and Stock Vested

None of our Named Executive Officers exercised stock options during the year ended December 31, 2009. As of December 31, 2009, none of our Named Executive Officers holds any vested restricted stock, restricted stock units or any other similar stock award.

Employment Agreements

Employment Agreement with R. Scott Murray

We are a party to an Employment Agreement, dated as of July 15, 2008 and amended on December 29, 2008, May 6, 2009 and November 10, 2009, with R. Scott Murray, providing for his employment as our President and Chief Executive Officer and his appointment as Chairman of our Board of Directors. The agreement has an initial one-year term that ended on July 31, 2009, after which the agreement renews automatically for successive one-year terms until either party gives the other written notice of non-renewal. Under the agreement, Mr. Murray is entitled to receive:

•	a base salary of at least $595,000;

•

an annual bonus upon our satisfaction of budgeted levels of adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), with a target annual bonus, if we achieve 100% of its Adjusted EBITDA goals, of at least 100% of his base salary. If we over-perform and achieve Adjusted EBITDA greater than our target Adjusted EBITDA, then Mr. Murray can earn a bonus of up to 200% of his base salary. If we achieve between 90-100% of our target Adjusted EBITDA, then Mr. Murray can earn a bonus of between 50-100% of his base salary. However, no bonus will be paid if we achieve less than 90% of our target Adjusted EBITDA;

•	reimbursement of the reasonable costs (up to a maximum of $50,000 per year) for tax and estate planning and premiums on life insurance policies; and

•	the same standard employment benefits to which our other executives and employees are entitled.

Mr. Murray’s employment agreement provides for the following severance payments and benefits upon termination of his employment with us:

(1)	If Mr. Murray’s employment with us terminates for any reason other than for cause (as defined in the agreement), then he will be entitled to a pro rata portion, based on the portion of the year during which he was employed by us, of his annual bonus earned but not previously paid for the year in which the termination occurred, based upon the targets established under that year’s bonus plan.

(2)	If we terminate Mr. Murray’s employment without cause or choose not to renew his employment agreement, or if Mr. Murray leaves our employment for good reason (as defined in the agreement), or if Mr. Murray’s employment terminates because of his death or disability, then:

•	he will be entitled to payment of his base salary, in semi-monthly installments in accordance with our normal payroll practices, for two years;

•	he will be entitled to two times the amount of the actual bonus that he earned for the most recent 12-month period before termination;

•

the vesting of his outstanding unvested equity awards will be accelerated by 12 months, and he will be entitled to exercise each award until the earlier of two years after termination or the expiration date of the award;

•

he and his family will be entitled to continued health, disability and dental benefits at the level in effect at the time of termination, with Stream paying the employer’s share of the premiums, for two years after termination or until he becomes eligible for substantially similar benefits from another employer, after which time Mr. Murray will be eligible to receive the maximum benefits permitted under the Consolidated Omnibus Reconciliation Act of 1985, 1986 and 1990, or COBRA, at his expense (other than administrative fees); and

•	for two years after termination, we will maintain and pay the premiums for life insurance and long-term disability insurance benefits for Mr. Murray at the levels in effect at the time of termination.

(3)	Within 24 months after a change of control (as defined in the agreement) or within six months before a change of control and after we sign an agreement for a change of control, if we terminate Mr. Murray’s employment without cause or choose not to renew his employment agreement, or if Mr. Murray leaves our employment for good reason, or if Mr. Murray’s employment terminates because of his death or disability, then Mr. Murray is entitled to the same payments and benefits described above in paragraph (2), except as follows:

•

he will be entitled to two times his target annual bonus at the 100% achievement level for the year in which the termination occurs (instead of two times the actual bonus earned as described in paragraph (2) above); and

•	the vesting of his outstanding unvested equity awards will be fully accelerated (instead of 12 months’ acceleration as described in paragraph (2) above).

In addition, for 18 months after the termination of his employment, provided that Mr. Murray receives the severance-related payments as described above, Mr. Murray agreed not to engage in any business throughout the world that directly competes with the business we are engaged in at the time of his termination or directly recruit, solicit or hire any of our employees who earns an annual salary greater than $125,000. Mr. Murray also agrees during and after his employment not to disclose to anyone outside of Stream our confidential or proprietary information.

Employment Agreements with Robert Dechant, Dennis Lacey and Sheila M. Flaherty

We are a party to employment agreements with Robert Dechant, Dennis Lacey and Sheila M. Flaherty. We entered into our employment agreement with Mr. Dechant on August 7, 2008, our employment agreement with Ms. Flaherty on July 16, 2008, and our employment agreement with Mr. Lacey on December 15, 2009. We amended Mr. Dechant’s and Ms. Flaherty’s agreements on December 29, 2008, May 6, 2009 and November 10, 2009. Each employment agreement has an initial one-year term, after which the agreement renews automatically for successive one-year terms until either party gives the other written notice of non-renewal. Under the agreements, each of Messrs. Dechant and Lacey, and Ms. Flaherty is entitled to receive:

•	a base salary of at least $325,000 for Mr. Dechant and Ms. Flaherty, and $350,000 for Mr. Lacey;

•

an annual bonus upon our satisfaction of budgeted levels of Adjusted EBITDA, with a target annual bonus, if we achieve Adjusted EBITDA of at least 60% of his or her base salary. If we over-perform and achieve Adjusted EBITDA greater than our target Adjusted EBITDA, they can earn a bonus of up to 120% of his or her base salary. If we achieve between 90-100% of our target Adjusted EBITDA, then they can earn a bonus of between 50-100% of his or her base salary. However, we are not obligated to pay any bonus if we achieve less than 90% of our target Adjusted EBITDA;

•

for Mr. Dechant only, commissions upon our satisfaction of budgeted revenues and gross margin percentage, with target annual commission if we achieve 100% of such goals of at least 40% of his base salary;

•	for Mr. Lacey only, reimbursement of temporary housing and relocation costs (up to a maximum of $175,000, plus any income tax gross-up amount);

•	reimbursement of the reasonable costs (up to a maximum of $10,000 per year) for tax and estate planning and premiums on life insurance policies; and

•	the same standard employment benefits to which our other executives and employees are entitled.

Our employment agreement with each of Messrs. Dechant and Lacey, and Ms. Flaherty also provides for the following severance payments and benefits upon termination of the executive’s employment with us:

(1)

If the executive’s employment with us terminates for any reason other than for cause (as defined in the agreements), then he or she will be entitled to a pro rata portion, based on the portion of the year during which he or she was employed by us, of his or her annual bonus earned but not previously paid for the year in which the termination occurred, based upon the targets established under that year’s bonus plan.

(2)	If we terminate the executive’s employment without cause or choose not to renew his or her employment agreement, or if the executive leaves our employment for good reason (as defined in the agreements), or if the executive’s employment terminates because of his or her death or disability, then:

•	the executive will be entitled to payment of his or her base salary, in semi-monthly installments in accordance with our normal payroll practices, for one year;

•

only if the executive’s employment is terminated due to his or her death or disability, the vesting of his or her outstanding unvested equity awards will be accelerated by 12 months, and he or she will be entitled to exercise each award until the earlier of one year after termination or the expiration date of the award;

•

the executive and his or her family will be entitled to continued health, disability and dental benefits at the level in effect at the time of termination, with Stream paying the employer’s share of the premiums, for one year after termination or until the executive becomes eligible for substantially similar benefits from another employer, after which time he or she will be eligible to receive the maximum benefits permitted under COBRA at his or her expense (other than administrative fees); and

•

for one year after termination, we will maintain and pay the premiums for life insurance and long-term disability insurance benefits for the executive at the levels in effect at the time of termination.

(3)	Within 24 months for Mr. Dechant and Ms. Flaherty, or within 12 months for Mr. Lacey, after a change of control (as defined in the agreements) or within six months before a change of control and after we sign an agreement for a change of control, if we terminate the executive’s employment without cause or choose not to renew his or her employment agreement, or if the executive leaves our employment for good reason, or if the executive’s employment terminates because of his or her death or disability, then:

•	the executive will be entitled to payment of his or her base salary, in semi-monthly installments in accordance with our normal payroll practices, for 18 months;

•

the vesting of his or her outstanding unvested equity awards will be fully accelerated, and he or she will be entitled to exercise each award until the earlier of 18 months after termination or the expiration date of the award;

•

the executive and his or her family will be entitled to continued health, disability and dental benefits at the level in effect at the time of termination, with Stream paying the employer’s share of the premiums, for 18 months after termination or until the executive becomes eligible for substantially similar benefits from another employer, after which time he or she will be eligible to receive the maximum benefits permitted under COBRA at his expense (other than administrative fees); and

•

for 18 months after termination, we will maintain and pay the premiums for life insurance and long-term disability insurance benefits for the executive at the levels in effect at the time of termination.

In addition, for 12 months after the termination of employment (or 18 months in the case of a change in control for Mr. Lacy only), provided that each executive receives the severance-related payments as described above, each executive agreed not to engage in any business throughout the world that directly competes with the business we are engaged in at the time of his or her termination or directly recruit, solicit or hire any of our employees. Each executive also agrees during and after his or her employment not to disclose to anyone outside of Stream our confidential or proprietary information.

Employment Agreement with Stephen Farrell, our former Chief Financial Officer

In fiscal year 2009, we were a party to an employment agreement with Stephen Farrell, our former Chief Financial Officer, which we entered into on October 14, 2008. Pursuant to the terms of Mr. Farrell’s employment agreement, he was entitled to receive an annual base salary of at least $350,000. The material terms of our employment agreement with Mr. Farrell was substantially similar to our employment agreements with Mr. Dechant and Ms. Flaherty, as described above. Mr. Farrell ceased being our Chief Financial Officer and terminated his employment with us in May 2009.

Estimated Payments upon Termination or Change of Control

The following table quantifies the amounts that would be payable to our Named Executive Officers upon termination of their employment under the circumstances described above under “Employment Agreements.” We calculated the amounts shown based upon each Named Executive Officer’s employment agreement described above and upon the hypothetical assumption that we terminated each Named Executive Officer effective December 31, 2009.

Event and Components of Compensation(1)	R. Scott Murray ($)		Robert Dechant ($)	Sheila M. Flaherty ($)
Involuntary termination other than for cause, termination by executive for good reason, or termination due to death or disability
Cash severance payment	1,190,000		300,000	300,000
Cash bonus(2)	0		0	0
Acceleration of vesting of restricted stock and/or stock options(3)	0		0	0
Continued health and dental benefits	13,107		6,554	5,780
Continued life insurance and disability benefits(4)	2,004		682	7,192
TOTAL	1,205,111		307,236	312,972
During or after change of control, involuntary termination other than for cause, termination by executive for good reason, or termination due to death or disability
Cash severance payment	1,190,000		450,000	450,000
Cash bonus(2)	1,190,000	(5)	0	0
Acceleration of stock options(3)	0		0	0
Continued health and dental benefits	13,107		9,830	8,669
Continued life insurance and disability benefits(4)	2,004		1,023	10,788
TOTAL	2,395,111		460,853	469,457

(1)	All amounts shown in this table, other than the prorated bonus and acceleration of stock options, would be paid in monthly or semi-monthly installments over the severance period, which for Mr. Murray is two years and for the other Named Executive Officers is one year for termination without a change of control or 18 months for termination involving a change of control. For more information on the triggering events and other terms relating to the payments disclosed in this table, see the descriptions of our employment agreements with the Named Executive Officers in the “Employment Agreements” section above.
(2)	Except as set forth below in (5), this amount represents the annual bonus the executive officer would have earned for our fiscal year ended December 31, 2009, based upon the Adjusted EBITDA goals established by our Board of Directors under our 2009 management incentive plan, if such officer were terminated on December 31, 2009. This bonus would be payable in a lump sum at the same time that we pay our other employees their annual bonuses.
(3)	The value of accelerated stock options is based on the closing price for our common stock on NYSE Amex on December 31, 2009, which was $5.95. Since the exercise price of the Named Executive Officers’ stock options is greater than $5.95, the acceleration of the stock options would have had no value to the Named Executive Officers as of that date.

(4)	The amounts of the premiums we would pay for life and long-term disability insurance for the Named Executive Officers are estimates, based upon the premiums we currently pay.
(5)	Pursuant to Mr. Murray’s employment agreement, he is entitled to receive two times (2x) his annual target bonus or $1,190,000.

Compensation of our Directors

Beginning on October 1, 2009, we pay the cash fees set forth below only to our non-employee directors who are not affiliated with certain of our financial sponsors (each an “Unaffiliated Director”) for their services as a member of our Board of Directors.

•	Each Unaffiliated Director receives $40,000 annually for serving on our Board of Directors.

•	Each Unaffiliated Director receives an additional $1,250 for each Board meeting he attends in person and $625 for each meeting he attends via teleconference or other “virtual” means.

•	Members of our Compensation Committee and Nominating Committee do not receive any fees for their services on such committees.

•

The members and Chairman of our Audit Committee, which is comprised solely of Unaffiliated Directors, each receives an additional $1,000 for each Audit Committee meeting he attends in person and $500 for each meeting he attends via teleconference or other “virtual” means.

•	Our Audit Committee Chairman receives an additional $12,000 annually.

We do not compensate directors who are affiliated with certain of our financial sponsors nor do we pay additional compensation to directors who are also our employees. Accordingly, Mr. Murray does not receive any additional compensation for his service as a director. We also do not grant stock options or other equity awards to any of our non-employee directors.

Prior to October 1, 2009, we paid the cash fees set forth below to each of our non-employee directors.

•	Each non-employee director received $40,000 annually for serving on our Board of Directors.

•	Our Audit Committee Chairman received an additional $12,000 annually.

•	Each of our Compensation Committee Chairman and Nominating Committee Chairman received an additional $5,000 annually.

•	Each non-employee director received an additional $1,250 for each Board meeting he attended in person and $625 for each meeting he attended via teleconference or other “virtual” means.

•

The members of our Audit, Compensation and Nominating Committees, including the Chairmen thereof, each received an additional $1,000 for each committee meeting he attended in person and $500 for each meeting he attended via teleconference or other “virtual” means.

Below are the amounts we paid to each of our non-employee directors for their service on our Board and committees for the fiscal year ended December 31, 2009.

Name	Fees Earned or Paid in Cash ($)
G. Drew Conway	65,000
Paul G. Joubert	71,000
Kevin T. O’Leary	55,750
Stephen Moore(1)	43,250
David Kaplan	34,250
Jeffrey B. Schwartz	34,275
Nathan Walton	35,000
Julie Richardson	—
R. Davis Noell	—
Alfredo I. Ayala	—
Gerardo C. Ablaza, Jr	—

(1)	Mr. Moore resigned from our Board of Directors on October 1, 2009.

Compensation Committee Interlocks and Insider Participation

From January 1, 2009 to October 1, 2010, the members of the Compensation Committee of our Board of Directors were Messrs. O’Leary (Chairman), Kaplan and Conway. Effective October 1, 2009, Messrs. Kaplan and Ayala and Ms. Richardson, were elected to serve on our Compensation Committee, Mr. Kaplan was appointed Chairman, and Messrs. O’Leary and Conway resigned.

During the fiscal year ended December 31, 2009, no executive officer of Stream served as a director or member of the compensation committee of any other entity whose executive officers served as a director or member of the Compensation Committee of our Board of Directors. During fiscal 2009, no member of our Compensation Committee had any relationship with us requiring disclosure under Item 404 of Regulation S-K of the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Process for Related Person Transactions

Our Board of Directors has adopted a written policy for the review and approval of “related person transactions,” which are transactions, arrangements or relationship in which Stream is a participant, the amount involved exceeds $120,000, and one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members, each of whom we refer to as a “related person”) has a direct or indirect material interest. All proposed related person transactions must be reported to our Chief Legal and Administrative Officer and reviewed and approved by our Audit Committee. If our Chief Legal and Administrative Officer determines that it is not practicable for the Audit Committee to review and approve the transaction in advance, then she may submit the transaction to the Audit Committee for ratification at the first Committee meeting after the transaction and may also seek interim approval by the Chairman of the Audit Committee.

When reviewing a proposed related person transaction, our Audit Committee considers, among other things, the interest of the related person in the transaction, the dollar amount involved, the purpose of the transaction and the potential benefits to Stream, as well as whether the transaction is in the ordinary course of Stream’s business and whether the transaction is as favorable to Stream as a transaction with an unrelated person would be. The Audit Committee approves or ratifies the related person transaction only if the Committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, Stream’s best interests. The Committee also has discretion to impose any conditions that it deems appropriate on Stream or the related person in connection with the transaction.

eTelecare Share Exchange Agreement and Related Agreements

Share Exchange Agreement

In August 2009, Stream, EGS, the parent company of eTelecare, and the EGS Stockholders entered into a definitive agreement (the “Exchange Agreement”) to combine in a stock-for-stock exchange (the “Combination”). On October 1, 2009, the Combination closed (the “Closing”) and we acquired all of the issued and outstanding capital stock of EGS (the “EGS Shares”) from the EGS Stockholders, and NewBridge and/or its affiliate contributed, and we accepted, the rights of such transferor with respect to approximately $35,841,000 in principal under a bridge loan of EGS in consideration for the issuance and delivery of an aggregate of 23,851,561 shares of our common stock and 9,800,000 shares of our non-voting common stock, and the payment of $9,990 in cash. Subsequent to the Closing, all of the 9,800,000 shares of non-voting common stock held by the EGS Stockholders were converted into shares of our voting common stock on a one-for-one basis. As of the Closing, the pre-Combination Stream stockholders and the EGS Stockholders owned approximately 57.5% and 42.5%, respectively, of the combined entity.

Immediately prior to the Closing, pursuant to a certain letter agreement, dated as of August 14, 2009, between us and Ares, all of the issued and outstanding shares of our Series A Convertible Preferred Stock, $0.001 par value per share (“Series A Preferred Stock”), and Series B Convertible Preferred Stock, $0.001 par value per share (“Series B Preferred Stock”) held by Ares, were converted into 35,085,134 shares of our common stock. As of August 2009, we had no outstanding shares of Preferred Stock. Also immediately prior to the Closing, in August 2009, we purchased from Ares 7,500,000 warrants to purchase our common stock that it held in consideration for the issuance of 1,000,000 shares of our common stock.

Stockholders Agreement

On October 1, 2009, in connection with the consummation of the Combination, we entered into a stockholders agreement by and among Stream, Dutchco, NewBridge, Ares, Trillium and Mr. Murray (the “Stockholders Agreement”).

Voting Agreement. Pursuant to the Stockholders Agreement, each of Ares, NewBridge and Dutchco agreed to vote all of the shares of our capital stock that it holds to elect up to eleven members of Stream’s board of directors as follows:

•	up to three members designated by Ares (Messrs. Kaplan, Schwartz and Walton);

•	up to three members designated by NewBridge and Dutchco (Messrs. Ayala and Ablaza and Ms. Richardson);

•	one member designated by Ares who would satisfy the applicable director independence requirements of the stock exchange on which Stream’s common stock is listed (Mr. O’Leary);

•	one member designated by NewBridge and Dutchco who would satisfy the applicable director independence requirements of the stock exchange on which Stream’s common stock is listed (Mr. Noell);

•

one member designated by our board of directors (with the approval of at least one of the directors designated by Ares who need not be independent and at least one of the directors designated by NewBridge and Dutchco who need not be independent) who would satisfy the applicable director independence requirements of the stock exchange on which our common stock is listed, who shall be Mr. Paul Joubert until his successor is duly elected and qualified or until his death, disqualification, resignation, retirement or removal;

•

one member designated by our board of directors (with the approval of at least one of the directors designated by Ares who need not be independent and at least one of the directors designated by NewBridge and Dutchco who need not be independent) who would satisfy the director independence requirements for a member of an audit committee (Mr. Conway), provided that no individual shall be designated pursuant to this clause if the members of Stream’s board of directors otherwise designated pursuant to the agreement include the minimum number of individuals who would satisfy the applicable director independence requirements of the stock exchange on which Stream’s common stock is listed; and

•

the individual serving as our Chief Executive Officer, who shall also be Chairman of our board of directors so long as our current Chief Executive Officer, Mr. Murray, remains our Chief Executive Officer.

The rights to designate directors described above in the first two bullet points are subject to the following conditions:

•

in order to designate three directors, Ares or NewBridge and Dutchco, as the case may be, and their affiliates must continue to own shares owned as of the date of the closing of the Combination or acquired pursuant to the exercise of participation rights under the stockholders agreement (“shares”) representing (1) at least two-thirds of the shares of Stream’s stock owned on the date of the closing of the Combination and (2) at least 15% of the then outstanding shares of our common stock;

•

in order to designate two of the three directors, Ares or NewBridge and Dutchco, as the case may be, and their affiliates must continue to own shares representing (1) at least 50% of the shares of our stock owned on the date of the closing of the Combination and (2) at least 7.5% of the then outstanding shares of our common stock; and

•

in order to designate one of the three directors, Ares or NewBridge and Dutchco, as the case may be, and their affiliates must continue to own shares representing at least 25% of the shares of our stock owned on the date of the closing of the Combination.

The rights to designate independent directors described above are conditioned on Ares or NewBridge and Dutchco, as the case may be, and their affiliates continuing to own shares representing (1) at least one-third of the shares of our stock owned on the date of the closing of the Combination or (2) at least 15% of the then outstanding shares of our common stock. In the event that Ares or NewBridge and Dutchco, as the case may be, or any permitted transferee no longer have the right to designate an independent director, our board of directors (with the approval of at least one of the directors designated by Ares who need not be independent and at least one of the directors designated by NewBridge and Dutchco who need not be independent) shall designate such director.

For so long as Ares or NewBridge and Dutchco own shares representing at least 25% of the shares of our stock owned on the date of the closing of the Combination, Ares and NewBridge and Dutchco, respectively, will be entitled to designate members of each of the committees of our board of directors (other than special committees where a conflict of interest exists) in an equal proportion to their board of directors designation rights.

The presence of at least one of the directors designated by Ares or NewBridge and Dutchco, as the case may be, shall be required to constitute a quorum of the board of directors, except as otherwise provided in the stockholders agreement. The presence a majority of the members of any committee of the board of directors, including any director designated by Ares or NewBridge and Dutchco, shall be required to constitute a quorum of such committee, except as otherwise provided in the stockholders agreement.

Ares, NewBridge and Dutchco may transfer their rights to designate directors to a transferee that acquires at least one-half of the shares of Stream’s common stock such entity owns on the date of the closing of the Combination.

Transfer Restrictions. The Stockholders Agreement restricts the ability of a party to transfer shares. Prior to the second anniversary of the date of the closing of the Combination, a party may not transfer shares (other than pursuant to specified exceptions) without the prior consent of Ares, NewBridge and Dutchco. After the second anniversary of the date of the closing of the Combination, a party may transfer shares (other than pursuant to specified exceptions) subject to a right of first offer in Stream’s favor, a right of first offer in favor of Ares, NewBridge and Dutchco and tag along rights in favor of the other parties to the stockholders agreement. The stockholders agreement also provides that no party shall transfer shares to any competitor (as identified in the stockholders agreement), subject to specified exceptions, without the prior consent of Ares, NewBridge, Dutchco and, for so long as Mr. Murray serves as our chief executive officer, Mr. Murray.

Drag Along. The stockholders agreement provides that in the event that Ares, NewBridge or Dutchco proposes to transfer shares to a third party in a transaction that would result in a change of control (as defined in the stockholders agreement), such party shall have the right to require each of the other parties to the stockholders agreement (other than Mr. Murray and Trillium) to transfer its shares in such transaction.

Participation Rights. The stockholders agreement provides Ares, NewBridge and Dutchco with the right to purchase a pro rata portion of any issuance of capital stock or securities convertible into capital stock by us or any of our subsidiaries, subject to specified exceptions. These participation rights terminate on the closing of the first underwritten public offering of our common stock if the shares of its common stock then outstanding that will have been issued in a transaction registered pursuant to a registration statement under the Securities Act or 1933, as amended (the “Securities Act”) (other than shares held by an affiliate or executive officer or issued pursuant to a registration statement on Form S-8 or a comparable form) represent at least 20% of our then outstanding common stock (a “Qualified Public Offering”).

In the event that any of the warrants outstanding on the date of the closing of the Combination are exercised, Ares, NewBridge and Dutchco shall have the right to purchase for $6.00 per share a number of shares of our common stock equal to 2.4364 multiplied by the number of shares actually issued upon exercise of such warrants. NewBridge shall have the right to purchase the first 1.0 million shares we offer and any additional shares we offer shall be allocated on a pro rata basis among Ares, NewBridge and Dutchco. The maximum number of shares of our common stock issuable pursuant to this participation right in the event that all shares underlying warrants are exercised is approximately 49,500,000. This participation right expires on October 17, 2011, concurrently with the expiration of the warrants outstanding on the date of the closing of the Combination.

Approval Rights. We agreed that we would not take or agree to take any of the following actions without the unanimous prior consent of (1) Ares, for so long as Ares and its affiliates continue to own shares representing at least one-third of the shares of our stock they owned on the date of the closing of the Combination, (2) NewBridge, for so long as NewBridge and its affiliates continue to own shares representing at least 50% of the shares of our stock they owned on the date of the closing of the Combination, and (3) Dutchco, for so long as Dutchco and its affiliates continue to own shares representing at least 50% of the shares of our stock they owned on the date of the closing of the Combination:

•

consummate a change of control (as defined in the stockholders agreement) of Stream on or prior to August 14, 2013, or permit any subsidiary of ours to consummate such a change of control, if the consideration to be paid for each share of our common stock is less than $12.00;

•

incur indebtedness for borrowed money in an aggregate principal amount (excluding obligations with respect to capital leases) on a consolidated basis that would exceed 4.5 times Adjusted EBITDA (as defined in the stockholders agreement) for the preceding 12-month period;

•	sell or otherwise dispose of any of our properties or assets, or permit any subsidiary of ours to sell or otherwise dispose of any of its properties or assets, for a price in excess of $50 million;

•	enter into any transaction with an affiliate of ours, or permit any subsidiary of ours to enter into any transaction with an affiliate of ours, other than on an arm’s length basis;

•	amend any provision of our certificate of incorporation or by-laws;

•	change our domicile from the United States;

•	make any material change in our accounting policies (to the extent such change would require the approval of our board of directors);

•	repurchase or redeem, or permit any subsidiary of ours to repurchase or redeem, any capital stock held by Ares, NewBridge or Dutchco, other than on a pro rata basis; and

•	amend or modify the terms of certain loans to EGS and EGS Acquisition Corp.

We also agreed that we would not take or agree to take any of the following actions without the prior consent (which consent is referred to as a “requisite majority”) of any two of Ares, NewBridge and Dutchco, provided that (1) the consent of Ares will be required for so long as Ares and its affiliates continue to own shares representing at least two-thirds of the shares of our stock they owned on the date of the closing of the Combination and a greater number of shares than each of NewBridge and its affiliates and Dutchco and its affiliates and (2) the consent of any such party shall not be required when it and its affiliates no longer own at least 7.5% of the then outstanding shares of our common stock:

•

consummate a change of control (as defined in the stockholders agreement) of Stream on or prior to August 14, 2013, or permit any subsidiary of ours to consummate such a change of control, if the consideration to be paid for each share of our common stock is greater than or equal to than $12.00;

•	consummate a change of control (as defined in the stockholders agreement) of Stream after August 14, 2013;

•

make any investment or enter into any joint venture or strategic alliance, or permit any subsidiary of ours to make any investment or enter into any joint venture or strategic alliance, involving payments by us of more than $50 million in the aggregate;

•

issue, repurchase or redeem, or permit any subsidiary of ours to issue or repurchase, any of our capital stock (or securities convertible into or, or exchangeable or exercisable for capital stock), other than under our option plan, upon exercise of outstanding warrants, pursuant to participation rights described above or repurchases from employees, officers, directors or consultants at termination of service;

•	declare or pay any dividend or make any distribution on our capital stock (other than dividends on common stock payable in common stock);

•

guarantee, assume, incur or refinance any indebtedness for borrowed money, or permit any subsidiary of ours to guarantee, assume, incur or refinance any indebtedness for borrowed money, other than capitalized leases in an aggregate annual amount less than $25 million or under any credit agreement in effect on the date of the closing of the Combination;

•	enter into, change or terminate any agreement with our Chairman and/or Chief Executive Officer;

•

enter into any settlement agreement relating to a legal proceeding providing for a payment by us, or permit any subsidiary of ours to enter into any settlement agreement relating to a legal proceeding providing for a payment by such subsidiary, of more than $15 million;

•	establish, change or terminate any equity incentive plan; or

•	enter into any transaction, or permit any subsidiary of ours to enter into any transaction, with an affiliate of ours providing for payments by us in excess of $1 million.

In addition, we will not, without the prior approval of our board of directors, including one director designated by Ares who need not be independent and one director designated by NewBridge or Dutchco who need not be independent, approve a budget for any fiscal year or a material deviation from an approved budget, or commence any liquidation, dissolution or voluntary bankruptcy, administration, recapitalization or reorganization.

Amendments. The stockholders agreement may be amended, and any of its provisions may be waived by, (1) the requisite majority (as defined above) or (2) if none of Ares, NewBridge and Dutchco, together with its affiliates, owns shares representing at least 7.5% of the then outstanding shares of our common stock, the parties to the stockholders agreement owning a majority of the shares then owned by the parties to the stockholders agreement, provided that (a) the consent of each of Ares, NewBridge and Dutchco also is required for so long as it, together with its affiliates, owns more than 5% of the then outstanding shares of our common stock and (b) other consents also are required of Ares, NewBridge, Dutchco, Mr. Murray, Trillium and other parties in certain circumstances specified in the stockholders agreement.

Assignment of Rights. Each of Ares, NewBridge and Dutchco may transfer its rights under the stockholders agreement to a transferee that acquires at least one-half of the shares of our common stock such entity owns on the date of the closing of the Combination.

Termination. The stockholders agreement terminates upon the earlier of (1) the first date on which Ares, NewBridge and Dutchco, together with their respective affiliates and certain permitted transferees, collectively own less than 10% of the then outstanding shares of our common stock and (2) the consummation of a transaction or series of related transactions in which equity securities representing in excess of 50% of the voting or economic power of Stream’s stock are held by any person or group (other than Ares, NewBridge and Dutchco and their respective affiliates and certain permitted transferees).

Registration Rights Agreement

On August 14, 2009, we amended and restated our existing registration rights agreement with Ares and certain of our founding stockholders, including Trillium, to add NewBridge, Dutchco and Mr. Murray as parties and to amend certain terms of the agreement effective as of the closing of the Combination (as amended and restated, the “registration rights agreement”). Under the registration rights agreement, we agreed to provide demand and piggyback registration rights to the parties for shares of our common stock (1) held on the date of the closing of the Combination or acquired under the stockholders agreement by Ares, NewBridge and Dutchco and (2) acquired by our founding stockholders in connection with our founding and that are not eligible to be sold under Rule 144 of the Securities Act without any volume, manner of sale or other restrictions, in each case, subject to cutbacks, suspension rights and the other terms and conditions of the registration rights agreement. We agreed also to provide piggyback registration rights to Mr. Murray.

The registration rights agreement may be amended, and any of its provisions may be waived by, (1) the requisite majority (as defined above) or (2) if none of Ares, NewBridge and Dutchco, together with its affiliates, owns registrable securities (as defined in the registration rights agreement) representing at least 7.5% of the then outstanding shares of our common stock, the parties to the registration rights agreement owning a majority of then outstanding registrable securities, provided that (a) the consent of each of Ares, NewBridge and Dutchco also is required for so long as it, together with its affiliates, owns more than 5% of the then outstanding shares of our common stock and (b) other consents also are required of Ares, NewBridge, Dutchco, our founding stockholders, Mr. Murray, Trillium and other parties in certain circumstances specified in the registration rights agreement.

Transactions with Related Persons

Prior to our initial public offering in October 2007, we issued 8,959,374 shares of our common stock to certain of our founding stockholders for an aggregate amount of approximately $50,000 in cash, and our founding stockholders purchased from us in a private placement transaction a combined total of 7,500,000 warrants at a price of $1.00 per warrant. These warrants were subsequently sold to Ares and thereafter cancelled in connection with the Combination.

In July 2007, we entered into an agreement with Trillium, pursuant to which we paid Trillium $10,000 per month for general services including office space. This fee arrangement was terminated on July 31, 2008. From inception through July 31, 2008, an aggregate of approximately $133,000 was incurred for such services.

On March 14, 2008, Charles Kane, our former chief financial officer sold 334,089 shares of our common stock and warrants to purchase 300,000 shares of our common stock to Trillium, a limited liability company that is affiliated with R. Scott Murray, our Chief Executive Officer, for an aggregate purchase price of $300,000.

In August 2008, we issued and sold 150,000 shares of our Series A Preferred Stock to Ares for an aggregate purchase price of $150 million, and in March 2009, we issued 702 shares of our Series B Preferred Stock to Ares as consideration for letters of credit issued under the Reimbursement Agreement described below.

In connection with the August 2008 sale of Series A Preferred Stock to Ares, we and Ares entered into (1) a Preferred Stock Purchase Agreement dated June 2, 2008 (as amended on July 15, 2008 and July 17, 2008), (2) a Stockholder’s Agreement dated August 7, 2008 with Ares (the “Original Stockholder’s Agreement”) that, among other things, initially gave Ares the right to elect up to three of Stream’s directors (in addition to Ares’ right to elect additional directors under our Certificate of Designations for the Series A Preferred Stock) and obligated us to obtain Ares’ consent before engaging in certain transactions, and (3) a Registration Rights Agreement dated August 7, 2008, as amended, that obligated us to register with the SEC the common stock issuable upon conversion of Ares’ shares of Series A Preferred Stock and Series B Preferred Stock and exercise of Ares’ warrants under certain circumstances. Upon the closing of the sale of Series A Preferred Stock, Stream paid to Ares a closing fee of $1.5 million and reimbursed Ares for $1 million of its expenses incurred in connection with the transaction. Upon the closing of the Combination, all shares of Series A Preferred Stock were converted into common stock. Also in August 2008, pursuant to the Original Stockholders Agreement, Ares selected Messrs. Kaplan, Schwartz and Walton to serve as the Series A Directors. All three of the Series A Directors are employed by the Private Equity Group of Ares Management LLC, which indirectly controls Ares. The Original Stockholder’s Agreement and Registration Rights Agreement were superseded by the Stockholders Agreement and Amended and Restated Registration Rights Agreement described above.

In March 2009, we entered into a Guarantee and Reimbursement Agreement with certain of our wholly-owned subsidiaries, namely, Stream Holdings Corporation, Stream Florida Inc., Stream International Inc., Stream New York Inc. (collectively, the “Stream Entities”), and Ares (the “Reimbursement Agreement”), pursuant to which, on March 18, 2009, in response to a request by us, Ares issued three letters of credit in an aggregate amount of $7,005,983 (the “Letters of Credit”) to support the obligations of the Stream Entities in order to create additional undrawn availability pursuant to our Amended and Restated Revolving Credit, Term Loan and Security Agreement, dated March 2, 2009. Under the Reimbursement Agreement, the Stream Entities are obligated to reimburse Ares for all amounts drawn or paid under the Letters of Credit at an interest rate of 5% per annum, or 7% per annum if payment is not timely made. In addition, we were obligated under the Reimbursement Agreement to issue to Ares a number of shares of our Series B Preferred Stock equal to (i) 1,000 shares multiplied by (ii) (a) the aggregate maximum amount that may be drawn or paid under the Letters of Credit divided by (b) $10,000,000, with any fractional shares being rounded up to the nearest whole share, up to a maximum of 1,000 shares in the aggregate. In connection with Ares’ issuance of the Letters of Credit, on March 10 and March 13, 2009, we issued to Ares a total of 702 shares of Series B Preferred Stock, all of which were converted into common stock upon the closing of the Combination. As of March 15, 2010, one letter of credit in the amount of $3.3 million was outstanding under the Reimbursement Agreement.

Employment Agreements

Stream has employment agreements with R. Scott Murray, Sheila M. Flaherty and Robert Dechant and had an employment agreement with Stephen C. Farrell, who resigned from Stream in May 2009, which are described above under the caption “Compensation Discussion and Analysis—Employment Agreements.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Asset-Based Revolving Credit Facility

The following is a description of the general terms included in our ABL Credit Facility. This description of the terms of our ABL Credit Facility is qualified in its entirety by reference to the complete text of the documents entered into in connection therewith.

Overview. In connection with the Transactions, we, together with certain of our subsidiaries, entered into a credit agreement and related security and other agreements for a asset-based revolving credit facility with Wells Fargo Foothill, LLC, as agent and lender, and Goldman Sachs Lending Partners LLC, Royal Bank of Canada, Morgan Stanley Senior Funding and the other lenders party thereto from time to time.

Our ABL Credit Facility provides senior secured financing of up to $100.0 million, subject to borrowing base and certain other restrictions. The facility contains a domestic borrowing base and a foreign borrowing base. Each borrowing base is calculated using a formula based on certain eligible billed and unbilled receivables. Availability is also subject to customary reserves that may be imposed by the agent in its permitted discretion.

The lesser of (i) the full amount of the facility minus the amount of credit extensions to and letter of credit usage by the foreign borrowers and (ii) the U.S. borrowing base minus the amount of letter of credit usage by such domestic borrowers, subject to certain sublimits, are available to Stream Global Services, Inc., Stream Holdings Corporation, Stream International Inc., Stream New York Inc., eTelecare Global Solutions-US, Inc., eTelecare Global Solutions-AZ, Inc. and Stream International Europe B.V., as domestic borrowers.

A portion of the facility, not to exceed the lesser of (i) the amount set forth in the ABL Credit Facility minus the amount of letter of credit usage by the foreign borrowers and (ii) the foreign borrowing base minus the amount of letter of credit usage by the foreign borrowers will be available to Stream International Service Europe B.V. and SGS Netherlands Investments Corporation B.V, as foreign borrowers.

If certain conditions are met, Stream International (N.I.) Limited and Stream International Canada Inc. may become foreign borrowers, and EGS, eTelecare Clark Services, Inc. and eTelecare may become foreign guarantors, which would result in the inclusion of their eligible receivables in the foreign borrowing base. The ability of Stream International (N.I.) Limited and Stream International Canada Inc. to borrow amounts under our ABL Credit Facility in the future is subject to, among other conditions, their providing security interests in certain of their assets, which we do not expect to provide on the closing date and may not be able to provide in the future.

As of December 31, 2009,we had approximately $6.6 million of letters of credit outstanding under the ABL Credit Facility.

Interest Rate and Fees. Borrowings under our ABL Credit Facility bear interest at a rate equal to, at our option, but subject to customary conditions, either (a) a base rate determined by reference to the highest of (1) the base rate in effect on such date as determined by the agent for the facility, (2) the federal funds rate plus 0.50% and (3) the one-month LIBOR rate plus 1.0%, or (b) a LIBOR rate, determined by reference to a reported rate for U.S. dollar deposits in the London interbank market for the interest period relevant to such borrowing adjusted for certain additional costs, in each case, plus an applicable margin. The initial applicable margin is 2.75% with respect to base rate borrowings and 3.75% with respect to LIBOR borrowings. On the day after the first day of the fiscal quarter following October 1, 2009, the applicable margin will be subject to quarterly adjustment based on average daily net availability under our ABL Credit Facility.

In addition to paying interest on outstanding principal under our ABL Credit Facility, we are required to pay an unused line fee, initially 0.75% per annum, in respect of the unutilized commitments thereunder. On the day after the first day of the fiscal quarter following October 1, 2009, the unused line fee will be subject to quarterly adjustment based on the average daily utilization under our ABL Credit Facility. We must also pay a letter of credit fee, at the then applicable LIBOR rate margin minus 0.50%, plus other customary issuance and other letter of credit fees on any letters of credit issued and outstanding under the ABL Credit Facility. We must also pay customary agency fees to the Agent in connection with the ABL Credit Facility.

Mandatory Prepayments. If at any time the amount of the applicable credit extensions exceeds the maximum amounts permitted as described in the third paragraph above under the caption “—Overview,” we will be required to repay outstanding loans in an aggregate amount equal to such excess, with no reduction of the commitment amount, and in certain circumstances, letter of credit obligations and bank product obligations will be subject to cash collateralization requirements.

Voluntary Prepayments. We may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans, upon five business days prior written notice.

Amortization and Final Maturity. There is no scheduled amortization under our ABL Credit Facility. The principal amount outstanding of the loans under our ABL Credit Facility, plus interest accrued and unpaid thereon, will be due and payable in full at maturity, four years from the date of closing of the Transactions.

Guarantees and Security. All obligations of the domestic borrowers under our ABL Credit Facility will be unconditionally guaranteed by the domestic borrowers and certain of our existing and future domestic subsidiaries, and all obligations of the foreign borrowers will be unconditionally guaranteed by the domestic borrowers, the foreign borrowers and certain of our existing and future domestic and foreign subsidiaries.

All obligations of the domestic borrowers under our ABL Credit Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all the assets of the domestic borrowers and the domestic subsidiary guarantors, including:

•	a first-priority security interest in the Primary ABL Collateral to the extent held by such persons; and

•	a second-priority security interest in the Primary Notes Collateral to the extent held by such persons.

All obligations of the foreign borrowers under our ABL Credit Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of the domestic and foreign borrowers and the domestic and foreign subsidiary guarantors, including:

•	a first-priority security interest in the Primary ABL Collateral and in the ABL Foreign Collateral to the extent held by such persons; and

•	a second-priority security interest in the Primary Notes Collateral to the extent held by such persons.

Certain Covenants and Events of Default. Our ABL Credit Facility contains a number of covenants that, among other things and subject to certain exceptions, restrict our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	prepay, redeem or retire our indebtedness (other than indebtedness under our ABL Credit Facility);

•	make investments, loans, advances and acquisitions;

•	engage in certain transactions with our affiliates;

•	sell assets, including assets of our subsidiaries;

•	consolidate or merge or engage in certain other fundamental changes;

•	create liens;

•	make certain capital expenditures;

•	create subsidiaries; and

•	change the business conducted by us and our subsidiaries.

Our ABL Credit Facility requires us to comply with a fixed charge coverage ratio if the excess availability under our ABL Credit Facility, at any time, does not exceed $20.0 million, subject to a $10.0 million sublimit with respect to the excess availability of certain entities.

Our ABL Credit Facility also contains certain customary affirmative covenants and events of default.

Certain Other Provisions. Our ABL Credit Facility also contains customary provisions allowing for protective advances and intentional overadvances in certain circumstances, subject to certain caps.

Existing Stream Letters of Credit

Stream entered into the Guarantee and Reimbursement Agreement, dated March 2, 2009, with some of its subsidiaries and Ares, or the Reimbursement Agreement, which provides that Ares or one or more of its affiliates may elect to provide, or cause one or more financial institutions or other entities to provide certain letters of credit, or other guarantees or backstop arrangements for the benefit of the Stream Entities. On March 18, 2009, in response to a request by Stream under the Reimbursement Agreement, Ares issued three one-year letters of credit in an aggregate amount of $7.0 million, and Stream issued 702 shares of Series B convertible preferred stock to Ares in consideration of such letters of credit. Upon the closing of the Combination, all shares of Series B convertible preferred stock were converted into common stock. The Stream Entities are obligated to reimburse Ares for all amounts payable by Ares in respect of such letters of credit, guarantees and other backstop arrangements. As of March 15, 2010, one letter of credit for $3.3 million was outstanding under the Reimbursement Agreement.

THE EXCHANGE OFFER

Purpose and Effect

Concurrently with the sale of the old notes on October 1, 2009, we entered into a registration rights agreement with the initial purchasers of the old notes, which requires us to file the registration statement under the Securities Act with respect to the exchange notes (the “Exchange Offer Registration Statement”) and, upon the effectiveness of the Exchange Offer Registration Statement, offer to the holders of Entitled Securities (as defined below) who are able to make certain representations the opportunity to exchange their old notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and may generally be reoffered and resold without registration under the Securities Act.

For purposes of the preceding, “Entitled Securities” means each old note until the earliest to occur of:

(1)	the date on which such note has been exchanged by a person other than a broker-dealer for an exchange note in the exchange offer;

(2)	following the exchange by a broker-dealer in the exchange offer of a note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

(3)	the date on which such note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

(4)	the date on which such note is actually sold pursuant to Rule 144 under the Securities Act; provided that a note will not cease to be an Entitled Security for purposes of the exchange offer by virtue of this clause (4).

The registration rights agreement provides that:

(1)	Stream and the guarantors will file the Exchange Offer Registration Statement with the SEC on or prior to 180 days after the issuance of the old notes;

(2)	Stream and the Guarantors will use their commercially reasonable efforts to have the Exchange Offer Registration Statement declared effective by the SEC on or prior to 270 days after the issuance of the old notes;

(3)	unless the exchange offer would not be permitted by applicable law or SEC policy, Stream and the guarantors will:

(a)	commence the exchange offer; and

(b)	use all commercially reasonable efforts to issue on or prior to 30 business days, or longer, if required by applicable securities laws, after the date on which the Exchange Offer Registration Statement was declared effective by the SEC, exchange notes in exchange for all notes tendered prior thereto in the exchange offer; and

(4)	if obligated to file the Shelf Registration Statement, Stream and the guarantors will file the Shelf Registration Statement with the SEC on or prior to 90 days after such filing obligation arises and use their commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective by the SEC on or prior to 180 days after such obligation arises (but in no event earlier than Stream’s and the Guarantors’ obligation with respect to the Exchange Offer Registration Statement).

In the event that:

(1)	Stream and the guarantors are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law; or

(2)	any holder of old notes notifies Stream prior to the 20th business day following consummation of the Exchange Offer that:

(a)	it is prohibited by law or SEC policy from participating in the Exchange Offer; or

(b)	it may not resell the exchange notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c)	it is a broker-dealer and owns notes acquired directly from Stream or an affiliate of Stream,

Stream and the guarantors will file with the SEC a shelf registration statement to cover resales of the notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

If:

(1)	Stream and the guarantors fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing; or

(2)	any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”); or

(3)	Stream and the guarantors fail to consummate the exchange offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or

(4)	the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Entitled Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a “Registration Default”), then Stream and the guarantors will pay Special Interest to each holder of Entitled Securities, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to one-quarter of one percent (0.25%) per annum on the principal amount of Entitled Securities held by such holder.

The amount of the Special Interest will increase by an additional one-quarter of one percent (0.25%) per annum on the principal amount of Entitled Securities with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Special Interest for all Registration Defaults of 1.0% per annum.

All accrued Special Interest will be paid by Stream and the guarantors on each interest payment date to the note holder by wire transfer of immediately available funds or by federal funds check and to holders of certificated notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

Following the cure of all Registration Defaults, the accrual of Special Interest will cease.

If you wish to exchange your old notes for exchange notes in the exchange offer, you will be required to make the following representations:

(1)	you are not an “affiliate” of Stream Global Services, Inc, as defined in Rule 405 of the Securities Act, or if you are such an “affiliate”, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

(2)	you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes to be issued in the exchange offer,

(3)	you are acquiring exchange notes in the ordinary course of your business,

(4)	if you are a broker-dealer that holds notes that were acquired for your own account as a result of market-making activities or other trading activities (other than notes acquired directly from Stream or any of its affiliates), you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes you receive in the exchange offer,

(5)	if you are a broker-dealer, that you did not purchase the notes to be exchanged in the exchange offer from Stream or any of its affiliates, and

(6)	you are not acting on behalf of any person who could not truthfully and completely make the representations contained in the foregoing subclauses (1) through (5).

This summary of the provisions of the exchange and registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Resale of Exchange Notes

Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offers without complying with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are not an “affiliate” of Stream Global Services, Inc. or any guarantor within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes in violation of the provisions of the Securities Act;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

If you are our affiliate or an affiliate of any guarantor, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business:

•

you cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corp. (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, publicly available July 2, 1993, or similar no-action letters; and

•

in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

This prospectus may be used for an offer to resell, resale or other transfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read “Plan of Distribution” for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus, we will accept any and all old notes validly tendered and not validly withdrawn prior to 5:00 p.m., Eastern time, on May 11, 2010, or such date and time to which we extend the offer. Notes may be tendered only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The exchange notes will evidence the same debt as the old notes and will be issued under the terms of, and be entitled to the benefits of, the indenture relating to the old notes.

As of the date of this prospectus, $200.0 million in aggregate principal amount of notes were outstanding, and there was one registered holder, a nominee of the Depository Trust Company, or DTC. This prospectus is being sent to that registered holder and to others believed to have beneficial interests in the old notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted for exchange validly tendered old notes when, as and if we have given oral or written notice of the acceptance to Wells Fargo Bank, National Association, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us and delivering the exchange notes to holders. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offer” or otherwise, such unaccepted old notes will be returned, without expense, to the tendering holder of those old notes promptly after the expiration date unless the exchange offer is extended.

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of old notes in the exchange offer. We will pay all charges and expenses applicable to the exchange offer, other than certain applicable taxes, underwriting discounts, if any, and commissions and transfer taxes, if any, which shall be borne by the holder. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date for the exchange offer shall be 5:00 p.m., Eastern time, on May 11, 2010, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice, followed by notification by press release or other public announcement to the registered holders of the outstanding notes no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled expiration date. We reserve the right, in our sole discretion:

•

to delay accepting for exchange any old notes (if we amend or extend the exchange offer), to extend the exchange offer or, if any of the conditions set forth under “—Conditions to the Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

•	to amend the terms of the exchange offer in any manner.

In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement of which this prospectus is a part.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the acceptance of those old notes for exchange or the exchange of the exchange notes for those old notes, we determine that the exchange offer violates applicable law or any applicable interpretation of the staff of the SEC.

In addition we will not be obligated to accept for exchange the old notes of any holder that has not made to us:

•	the representations described under “—Purpose and Effect”; or

•

any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to us an appropriate form of registration of the exchange notes under the Securities Act.

We expressly reserve the right at any time or at various times to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any old notes by giving oral or written notice of such extension to their holders. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give notice by press release or other public announcement of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled expiration date.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for those old notes, if at such time any stop order shall be in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use every commercially reasonable effort to obtain the withdrawal of any stop order at the earliest practicable date.

Procedures for Tendering

To tender your old notes in the exchange offer, you must comply with either of the following:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under “—Exchange Agent” prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program, or ATOP, procedures described below.

In addition, either:

•	the exchange agent must receive certificates for old notes along with the letter of transmittal prior to the expiration date;

•

the exchange agent must receive a timely confirmation of book-entry transfer of old notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

Your tender, if not withdrawn prior to the expiration date, constitutes an agreement between us and you upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of old notes, letter of transmittal, and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing old notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your old notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the old notes yourself, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either:

•	make appropriate arrangements to register ownership of the old notes in your name; or

•	obtain a properly completed bond power from the registered holder of old notes.

The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act unless the old notes surrendered for exchange are tendered:

•	by a registered holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed on the old notes, such old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any certificates representing old notes, or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

If you are a participant that has old notes which are credited to your DTC account by book-entry and which are held of record by DTC, you may tender your old notes by book-entry transfer as if you were the record holder. Because of this, reference herein to registered or record holders include DTC participants with old notes credited to their accounts. If you are not a DTC participant, you may tender your old notes by book-entry transfer by contacting your broker, dealer or other nominee or by opening an account with a DTC participant.

Participants in DTC’s ATOP program must electronically transmit their acceptance of the exchange by causing DTC to transfer the old notes to the exchange agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its ATOP that is tendering old notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms and subject to the conditions set forth in this prospectus; and

•	we may enforce the agreement against such participant.

Your tender, if not withdrawn before the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions described in this prospectus.

We reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the expiration date or, as set forth under “—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

Subject to and effective upon the acceptance for exchange and exchange of exchange notes, a tendering holder of old notes will be deemed to:

•	have agreed to irrevocably sell, assign, transfer and exchange, to us all right, title and interest in, to and under all of the old notes tendered thereby;

•

have represented and warranted that when such old notes are accepted for exchange by us, we will acquire good and marketable title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims; and

•

have irrevocably appointed the exchange agent the true and lawful agent and attorney-in-fact of the holder with respect to any tendered old notes, with full power of substitution to (1) deliver certificates representing such old notes, or transfer ownership of such old notes on the account books maintained by DTC (together, in any such case, with all accompanying evidences of transfer and authenticity), to us, (2) present and deliver such old notes for transfer on our books and (3) receive all benefits and otherwise exercise all rights and incidents of beneficial ownership with respect to such old notes, all in accordance with the terms of the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where those old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Acceptance of Exchange Notes

In all cases, we will promptly issue exchange notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at the book-entry transfer facility; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By tendering old notes pursuant to the exchange offer, you will represent to us that, among other things:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

•	you are not engaging in or intend to engage in a distribution of the exchange notes; and

•

if you are a broker that will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, that you will comply with the applicable provisions of the Securities Act (including, but not limited to, the prospectus delivery requirements thereunder).

The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

We will interpret the terms and conditions of the exchange offer, including the letter of transmittal and the instructions to the letter of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes if the acceptance might, in its or its counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular old notes prior to the expiration date.

Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor will any of them incur any liability for any failure to give notification. Any old notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

Return of Notes

If we do not accept any tendered old notes for any reason described in the terms and conditions of the exchange offer or if you withdraw or submit old notes for a greater principal amount than you desire to exchange, we will return the unaccepted, withdrawn or non-exchanged notes without expense to you as promptly as practicable.

Book-Entry Transfer

Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the old notes at DTC, as the book-entry transfer facility, for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the old notes by causing the book-entry transfer facility to transfer those old notes into the exchange agent’s account at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of old notes requires receipt of a confirmation of a book-entry transfer, a “book-entry confirmation,” prior to the expiration date. In addition, although delivery of old notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an agent’s message in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the expiration date to receive exchange notes for tendered old notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

Holders of old notes who are unable to deliver confirmation of the book-entry tender of their old notes into the exchange agent’s account at the book-entry transfer facility or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their old notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you wish to tender your old notes but your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other required documents to the exchange agent or comply with DTC’s ATOP procedures in the case of old notes, prior to the expiration date, you may still tender if:

•	the tender is made through an eligible guarantor institution;

•

prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such old notes and the principal amount of old notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•

the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered old notes in proper form for transfer or a book-entry confirmation of transfer of the old notes into the exchange agent’s account at DTC all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your old notes according to the guaranteed delivery procedures.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of old notes at any time prior to 5:00 p.m., Eastern time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by facsimile or letter, of withdrawal at its address set forth below under “—Exchange Agent”; or

•	you must comply with the DTC’s ATOP procedures.

Any notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the certificate numbers and principal amount of the old notes; and

•	signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes are tendered (including any required signature guarantees).

If old notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form and eligibility, including time of receipt of notices of withdrawal and our determination will be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the old notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the applicable exchange offer. Properly withdrawn old notes may be retendered by following the procedures described under “— Procedures for Tendering” above at any time on or prior to the expiration date.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Regular Mail or Overnight Courier:

WELLS FARGO BANK, N.A.	WELLS FARGO BANK, N.A.
Corporate Trust Operations	Corporate Trust Operations
MAC N9303-121	MAC N9303-121
PO Box 1517	Sixth & Marquette Avenue
Minneapolis, MN 55480	Minneapolis, MN 55479

In Person by Hand Only:	By Facsimile:
WELLS FARGO BANK, N.A.	(For Eligible Institutions only):
12th Floor—Northstar East Building	fax. (612) 667-6282
Corporate Trust Operations	Attn. Bondholder Communications
608 Second Avenue South
Minneapolis, MN 55479	For Information or Confirmation
Telephone: (800) 344-5128, Option 0
Attn. Bondholder Communications

Fees And Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the transfer and exchange of old notes to us in the exchange offer. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder.

DESCRIPTION OF THE EXCHANGE NOTES

You can find the definitions of certain terms used in this description under “—Certain Definitions.” Certain defined terms used in this description but not defined below under the caption “—Certain Definitions” have the meanings assigned to them in the indenture, the registration rights agreement, the collateral trust agreement and/or the intercreditor agreement. In this description, the term “Stream” refers only to Stream Global Services, Inc., a Delaware corporation, and not to any of its subsidiaries.

We issued the old notes and will issue the exchange notes (collective, the “notes”) under an indenture (the “indenture”) among itself, the Guarantors and Wells Fargo Bank, National Association, as trustee (the “trustee”). The form and terms of the exchange notes are identical to those of the old notes in all material respects, except the exchange notes will be registered under the Securities Act. See “The Exchange Offer – Purpose and Effect.” The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended, which is referred to in this prospectus as the Trust Indenture Act, or TIA.

The following description is a summary of the material provisions of the indenture, the collateral trust agreement and the intercreditor agreement. It does not restate those agreements in their entirety. We urge you to read the indenture, the collateral trust agreement and the intercreditor agreement because they, and not this description, define your rights as a holder of the notes. Anyone who receives this prospectus may obtain a copy of the indenture, the collateral trust agreement and the intercreditor agreement without charge upon request. See “Where You Can Find More Information.”

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

The notes:

•	are general senior secured obligations of Stream;

•

share, equally and ratably with all of our obligations under any other Priority Lien Debt, in the benefits of Liens held by the collateral trustee on all Primary Notes Collateral from time to time owned by us, which Liens are junior to all Permitted Prior Liens on the Primary Notes Collateral and senior to the Liens on the Primary Notes Collateral securing the ABL Debt Obligations and any future Subordinated Lien Obligations;

•

share, equally and ratably with all of our obligations under any other Priority Lien Debt, in the benefits of the Liens held by the collateral trustee on the Primary ABL Collateral, which Liens are junior to all Permitted Prior Liens on the Primary ABL Collateral, including Liens securing the ABL Debt Obligations, and, consequently, the notes are effectively junior to all ABL Debt Obligations to the extent of the value of the Primary ABL Collateral;

•	are structurally subordinated to any existing and future Indebtedness and other liabilities of Stream’s non-Guarantor Subsidiaries;

•	are pari passu in right of payment with all existing and future Indebtedness of Stream that is not subordinated;

•	are senior in right of payment to any existing and future subordinated Indebtedness of Stream; and

•	are guaranteed on a senior secured basis by the Guarantors as described under the caption “—The Note Guarantees.”

As of December 31, 2009, we had outstanding $200 million in aggregate principal amount of Priority Lien Debt, consisting solely of the notes, and had $15.5 million of ABL Debt or Subordinated Lien Debt outstanding (excluding outstanding letters of credit). Pursuant to the indenture, we are permitted to incur additional Priority Lien Debt, ABL Debt and Subordinated Lien Debt. Any future incurrence of Priority Lien Debt, ABL Debt or Subordinated Lien Debt will be subject to all of the covenants described below, including the covenants described under the captions “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Certain Covenants—Liens.”

The Note Guarantees

The notes are guaranteed by all of the current and future Domestic Subsidiaries (other than any Domestic Subsidiary that is an Immaterial Subsidiary) of Stream.

Each Note Guarantee of a guarantor:

•	is a general senior secured obligation of that Guarantor;

•

shares, equally and ratably with all obligations of that Guarantor under any other Priority Lien Debt, in the benefit of Liens on all Primary Notes Collateral from time to time owned by that Guarantor, which Liens are junior to all Permitted Prior Liens on the Primary Notes Collateral and senior to the Liens on the Primary Notes Collateral securing the ABL Debt Obligations and any future Subordinated Lien Obligations;

•

shares, equally and ratably with all obligations of that Guarantor under any other Priority Lien Debt, in the benefits of the Liens held by the collateral trustee on the Primary ABL Collateral of that Guarantor, which Liens are junior to all Permitted Prior Liens on the Primary ABL Collateral, including Liens securing the ABL Debt Obligations, and, consequently, the note guarantees are effectively junior to all ABL Debt Obligations to the extent of the value of the Primary ABL Collateral of that Guarantor;

•	is pari passu in right of payment with all existing and future Indebtedness of that Guarantor that is not subordinated; and

•	is senior in right of payment to any future subordinated Indebtedness of that Guarantor.

Not all of Stream’s Subsidiaries guarantee the notes. In the event of a bankruptcy, liquidation, administration, receivership or reorganization of any of these non-Guarantor Subsidiaries, the non-Guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to Stream. On a pro forma basis giving effect to the Combination as if it occurred on January 1, 2009, these non-Guarantor Subsidiaries generated approximately 33% of our revenues for the year ended December 31, 2009, and had approximately $9.5 million of indebtedness and held approximately 20% of our assets as of December 31, 2009. See “Risk Factors—Risks Related to the Notes—The notes and the note guarantees are structurally subordinated to indebtedness and other liabilities of our non-guarantor subsidiaries.”

The Note Guarantee of a Guarantor will be released under specified circumstances, including in connection with a disposition of the Guarantor’s Capital Stock if various conditions are satisfied. See “—Certain Covenants—Guarantees.”

As of the date of this prospectus, all of our Subsidiaries were “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to any of the covenants in the indenture and will not guarantee or grant liens to secure the notes.

Principal, Maturity and Interest

The indenture provides for the issuance by us of notes with an unlimited principal amount, of which $200.0 million will be issued in this offering in exchange for the old notes issued on October 1, 2009. We may issue additional notes (the “additional notes”) from time to time after this offering. Any offering of additional notes is subject to all of the covenants in the indenture, including the covenants described below under the captions “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Certain Covenants—Liens.” The notes and any additional notes subsequently issued under the indenture would be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Additional notes may not be fungible with the notes for U.S. federal income tax purposes. We will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The notes will mature on October 1, 2014.

Interest on the notes accrues at the rate of 11.25% per annum and is payable semi-annually in arrears on April 1 and October 1, commencing on April 1, 2010. Stream will make each interest payment to the holders of record on the immediately preceding March 15 and September 15.

Interest on the notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder has given wire transfer instructions to us, we will pay all principal, interest, premium and Special Interest, if any, on that holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless we elect to make interest payments by check mailed to the holders at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee currently acts as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders, and we or any of our Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and holders will be required to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note (1) for a period of 15 days before a selection of notes to be redeemed or (2) tendered and not withdrawn in connection with a Change of Control Offer or an Asset Sale Offer.

Security

Our obligations with respect to the notes, the obligations of the Guarantors under the note guarantees, any other future Priority Lien Obligations and the performance of all other obligations of Stream and the Guarantors under the note documents are secured by Liens held by the collateral trustee on the Primary Notes Collateral and the Primary ABL Collateral. The Liens on the Primary Notes Collateral securing the notes are senior to the Liens on the Primary Notes Collateral securing the ABL Debt Obligations and any future Subordinated Lien Obligations. The Liens on the Primary ABL Collateral securing the notes are junior to the Liens on the Primary ABL Collateral securing the ABL Debt Obligations, but senior to the Liens on the Primary ABL Collateral securing any future Subordinated Lien Obligations. All such Liens are subject to Permitted Prior Liens. Stream will deliver to each Secured Debt Representative copies of all security documents.

On October 1, 2009, Stream and the Guarantors entered into a collateral trust agreement with the collateral trustee and the trustee. The collateral trust agreement set forth the terms on which the collateral trustee will receive, hold, administer, maintain, enforce and distribute the proceeds of all Liens upon all Collateral owned by

Stream or any Guarantor for the benefit of all present and future holders of Priority Lien Obligations and all future holders of Subordinated Lien Obligations (if any). The Priority Lien Obligations and the Subordinated Lien Obligations (if any) are collectively referred to as the “Secured Obligations.”

Collateral Trustee

The collateral trustee acts for the benefit of the holders of:

•	the notes;

•	all other Priority Lien Obligations outstanding from time to time; and

•	all Subordinated Lien Obligations outstanding from time to time, if any.

Wilmington Trust FSB acts as collateral trustee under the collateral trust agreement. Neither Stream nor any of its Affiliates may act as collateral trustee. No Secured Debt Representative may serve as collateral trustee; provided that the trustee may serve as collateral trustee if the notes are the only Priority Lien Obligations or Subordinated Lien Obligations outstanding (other than Hedging Obligations).

The collateral trustee holds (directly or through co-trustees or agents), and is entitled to enforce on behalf of the holders of Priority Lien Obligations and Subordinated Lien Obligations, if any, all Liens on the Collateral created by the security documents for their benefit, subject to the provisions of the intercreditor agreement described below.

Except as provided in the collateral trust agreement or as directed by an Act of Required Debtholders in accordance with the collateral trust agreement, and subject to the intercreditor agreement, the collateral trustee is not be obligated:

(1)	to act upon directions purported to be delivered to it by any Person;

(2)	to foreclose upon or otherwise enforce any Lien; or

(3)	to take any other action whatsoever with regard to any or all of the security documents, the Liens created thereby or the Collateral.

On October 1, 2009, the collateral trustee entered into an intercreditor agreement (the “intercreditor agreement”) with Stream, the Guarantors and Wells Fargo Foothill, LLC, as agent under the ABL Credit Facility (in such capacity, and together with any other collateral agent, collateral trustee or other representative of lenders or holders of ABL Debt Obligations that becomes party to the intercreditor agreement upon the refinancing or replacement of the ABL Credit Facility, or any successor representative acting in such capacity, the “ABL Collateral Agent”), to provide for, among other things, the junior nature of the Liens on the Primary ABL Collateral securing the Priority Lien Obligations and any future Subordinated Lien Obligations and the junior nature of the Liens on the Primary Notes Collateral securing the ABL Debt Obligations. All such Liens are subject to Permitted Prior Liens.

Collateral

The Primary Notes Collateral, as more specifically defined herein, comprises all of the tangible and intangible assets of Stream and the Guarantors, other than the Primary ABL Collateral and Excluded Assets.

The Primary ABL Collateral, as more specifically defined herein, comprises all of the accounts receivable, payment intangibles (other than those constituting identifiable proceeds of Primary Notes Collateral), deposit accounts, commodity accounts, securities accounts, lock-boxes, instruments, chattel paper, cash and cash equivalents, books and records related to any of the foregoing, general intangibles related to any of the foregoing, proceeds and products of the foregoing and certain assets related thereto, in each case held by Stream and the Guarantors, other than Excluded Assets and other than any Net Proceeds from a Sale of Primary Notes Collateral that have been deposited in the Collateral Proceeds Account in accordance with the provisions described below under the caption “—Repurchase at the Option of Holders—Asset Sales” until such time as such Net Proceeds are released therefrom in accordance with the terms of the indenture.

ABL Debt

As of December 31, 2009, Stream had $15.5 million of ABL Debt outstanding (excluding outstanding letters of credit). As of December 31, 2009, Stream had up to $84.5 million available for borrowing under the ABL Credit Facility, before taking into account outstanding letters of credit, subject to borrowing base limitations and other specified terms and conditions. The indenture and the security documents provide that Stream and the Guarantors may incur additional ABL Debt. Any additional ABL Debt would be secured by Liens on the Primary ABL Collateral that would be contractually senior to the Liens on the Primary ABL Collateral securing the notes and other Priority Lien Debt and by Liens on the Primary Notes Collateral that would be contractually junior to the Lien on the Primary Notes Collateral securing the notes and other Priority Lien Debt. Additional ABL Debt will only be permitted if such Indebtedness and the related Liens are permitted to be incurred under the covenants described below under the captions “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Certain Covenants—Liens.”

The Collateral securing the ABL Debt Obligations and any additional ABL Debt also include the ABL Foreign Collateral and the collateral trustee, on behalf of all current and future holders of Priority Lien Obligations, will not have a Lien on any ABL Foreign Collateral.

Additional Priority Lien Debt

The indenture and the security documents provide that we may incur additional Priority Lien Debt, in an amount not to exceed the Priority Lien Cap, by issuing additional notes under the indenture or under one or more additional indentures, incurring additional Indebtedness under Credit Facilities (other than the ABL Credit Facility) or otherwise issuing or increasing a new Series of Secured Debt secured by Priority Liens on the Primary Notes Collateral and junior Liens on the Primary ABL Collateral. All additional Priority Lien Debt is pari passu in right of payment with the notes, guaranteed on a pari passu basis by each guarantor and secured equally and ratably with the notes by Liens on the Collateral for as long as the notes and the note guarantees are secured by the Collateral, subject to the covenants contained in the indenture. The collateral trustee under the collateral trust agreement holds all Priority Liens in trust for the benefit of the holders of the notes, any future Priority Lien Debt and all other Priority Lien Obligations, other than the Netherlands Primary Notes Collateral which the collateral trustee holds in its own capacity but for the benefit of the holders of the notes, any future Priority Lien Debt and all other Priority Lien Obligations. Additional Priority Lien Debt will only be permitted to be secured by the Collateral if such Indebtedness and the related Liens are permitted to be incurred under the covenants described below under the captions “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Certain Covenants—Liens.”

Future Subordinated Lien Debt

The indenture and the security documents provide that we and the guarantors may incur Subordinated Lien Debt in the future, in an amount not to exceed the Subordinated Lien Cap, by issuing notes under one or more new indentures, incurring additional Indebtedness under other Credit Facilities (other than the ABL Credit Facility) or otherwise issuing or increasing a new Series of Secured Debt secured by Subordinated Liens on the Collateral. Subordinated Lien Debt is permitted to be secured by the Collateral only if such Subordinated Lien Debt and the related Subordinated Liens are permitted to be incurred under the covenants described below under the captions “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Certain Covenants—Liens.” The collateral trustee under the collateral trust agreement holds all Subordinated Liens in trust for the benefit of the holders of any future Subordinated Lien Debt and all other Subordinated Lien Obligations. The Liens on the Primary Notes Collateral securing any future Subordinated Lien Obligations are junior to the Liens on the Primary Notes Collateral held by the collateral trustee securing the Priority Lien Obligations and the Liens on the Primary Notes Collateral held by the ABL Collateral Agent securing the ABL Debt Obligations. The Liens on the Primary ABL Collateral securing any future Subordinated Lien Obligations will be junior to the Liens on the Primary ABL Collateral securing the ABL Debt Obligations and the Liens securing the Priority Lien Obligations. All such Liens are subject to Permitted Prior Liens.

The Intercreditor Agreement

Certain Intercreditor Agreement Definitions

Solely for purposes of the provisions set forth in this Description of the Exchange Notes described under the caption “The Intercreditor Agreement,” the terms set forth below have the meanings set forth below.

“ABL Debt” means indebtedness for borrowed money and letters of credit incurred under the ABL Debt Documents in an aggregate principal amount (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Stream and its Subsidiaries thereunder) not to exceed, as of any date of incurrence, the ABL Debt Cap as of such date of incurrence; provided that Banking Product Obligations and Hedging Obligations will not be treated as ABL Debt.

“ABL Debt Cap” means, as of any date of incurrence of any ABL Debt, an aggregate principal amount not to exceed the greatest of (i) $115.0 million and (ii) the amount of the Borrowing Base as of such date of incurrence; provided that (i) the ABL Debt Cap may be reduced at any time by an amendment to the intercreditor agreement executed by the ABL Collateral Agent and Stream without the consent of the collateral trustee; and (ii) the ABL Collateral Agent and the holders of ABL Debt Obligations shall be entitled to rely conclusively on an Officer’s Certificate that any incurrence of any ABL Debt does not exceed the ABL Debt Cap.

“ABL Foreign Collateral” means all assets and properties of the Foreign Subsidiaries of Stream which are subject to Liens securing the ABL Debt Obligations.

On October 1, 2009, the collateral trustee, on behalf of all current and future holders of Priority Lien Obligations and all future holders of Subordinated Lien Obligations, entered into the intercreditor agreement with Stream, the Guarantors and the ABL Collateral Agent to provide for, among other things, the junior nature of the Liens on the Primary ABL Collateral securing the Priority Lien Obligations and the junior nature of the Liens on the Primary Notes Collateral securing the ABL Debt Obligations. The intercreditor agreement includes certain intercreditor arrangements relating to the rights of the collateral trustee in the Primary ABL Collateral and the rights of the ABL Collateral Agent in the Primary Notes Collateral.

The Collateral securing the ABL Debt Obligations and any additional ABL Debt also include the ABL Foreign Collateral and the collateral trustee, on behalf of all current and future holders of Priority Lien Obligations, will not have a Lien on any ABL Foreign Collateral.

The intercreditor agreement permits the ABL Debt Obligations and the Priority Lien Obligations to be refunded, refinanced or replaced by certain permitted refinancing indebtedness without affecting the lien priorities set forth in the intercreditor agreement, in each case without the consent of any holder of ABL Debt Obligations, Priority Lien Obligations (including holders of the notes) or Subordinated Lien Obligations.

Limitation on Enforcement of Remedies

The intercreditor agreement provides that, except as provided below in this paragraph, neither the collateral trustee nor any holder of Priority Lien Obligations nor any holder of Subordinated Lien Obligations may commence any judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its interest in or realize upon, or take any other action available to it in respect of, the Primary ABL Collateral under any security document, applicable law or otherwise, at any time prior to the Discharge of ABL Debt Obligations. Only the ABL Collateral Agent is entitled to take any such actions or exercise any such remedies with respect to the Primary ABL Collateral prior to the Discharge of ABL Debt Obligations. The intercreditor agreement provides that, notwithstanding the foregoing, the collateral trustee may, but will have no obligation to, on behalf of the holders of Priority Lien Obligations or any Subordinated Lien Obligations, take all such actions it deems necessary to perfect or continue the perfection of their junior security interests in the Primary ABL Collateral or to create, preserve or protect (but not enforce) their junior security interests in the Primary ABL Collateral. Until the Discharge of ABL Debt Obligations, the ABL Collateral Agent will have the exclusive right to deal with that portion of the Collateral consisting of deposit accounts and securities accounts, including exercising rights under control agreements with respect to such accounts. In addition, whether before or after the Discharge of ABL Debt Obligations, the collateral trustee and the holders of Priority Lien Obligations or Subordinated Lien Obligations may take any actions and exercise any and all rights that would be available to a holder of unsecured claims, including, without limitation, the commencement of an Insolvency or Liquidation Proceeding against Stream or any Guarantor in accordance with applicable law; provided, that the collateral trustee and such holders of Priority Lien Obligations and Subordinated Lien Obligations may not take any of the actions described below under clauses (1) through (7) of the first paragraph under the caption “—No Interference; Payment Over; Reinstatement” or prohibited by the provisions described in the first two paragraphs under the caption “—Agreements with Respect to Insolvency or Liquidation Proceedings”; provided further that in the event that the collateral trustee or any holder of Priority Lien Obligations or Subordinated Lien Obligations becomes a judgment lien creditor in respect of any Collateral as a result of its enforcement of its rights as an unsecured creditor with respect to the Priority Lien Obligations or the Subordinated Lien Obligations, such judgment lien shall be subject to the terms of the intercreditor agreement for all purposes (including in relation to the ABL Debt Obligations) as the other liens securing the Priority Lien Obligations or the Subordinated Lien Obligations are subject to the intercreditor agreement. The ABL Collateral Agent is subject to reciprocal limitations with respect to its ability to enforce the junior security interest in the Primary Notes Collateral.

ABL Collateral Agent

The intercreditor agreement provides that neither the ABL Collateral Agent nor any holder of any ABL Debt Obligations have any duties or other obligations to any holder of Priority Lien Obligations or Subordinated Lien Obligations with respect to the Primary ABL Collateral, other than to transfer to the collateral trustee any remaining Primary ABL Collateral and the proceeds of the sale or other disposition of any Primary ABL Collateral remaining in its possession following the Discharge of ABL Debt Obligations, in each case, without representation or warranty on the part of, or recourse to, the ABL Collateral Agent or any holder of ABL Debt Obligations.

In addition, the intercreditor agreement further provides that, until the Discharge of ABL Debt Obligations, the ABL Collateral Agent are entitled, for the benefit of the holders of the ABL Debt Obligations, to sell, transfer or otherwise dispose of or deal with the Primary ABL Collateral without regard to any junior security interest therein granted to the holders of Priority Lien Obligations or Subordinated Lien Obligations or any rights to which the collateral trustee or any holder of Priority Lien Obligations or Subordinated Lien Obligations would otherwise be entitled as a result of such junior security interest. Without limiting the foregoing, the intercreditor agreement provides that neither the ABL Collateral Agent nor any holder of any ABL Debt Obligations have any duty or obligation first to marshal or realize upon the Primary ABL Collateral, or to sell, dispose of or otherwise liquidate all or any portion of the Primary ABL Collateral, in any manner that would maximize the return to the holders of Priority Lien Obligations or Subordinated Lien Obligations, notwithstanding that the order and timing of any such realization, sale, disposition or liquidation may affect the amount of proceeds actually received by the holders of Priority Lien Obligations or Subordinated Lien Obligations from such realization, sale, disposition or liquidation. Following the Discharge of ABL Debt Obligations, the collateral trustee and the holders of Priority Lien Obligations or Subordinated Lien Obligations may, subject to any other agreements binding on the collateral trustee and the holders of Priority Lien Obligations or Subordinated Lien Obligations, assert their rights, under the New York Uniform Commercial Code or otherwise, to any proceeds remaining following a sale, disposition or other liquidation of Collateral by, or on behalf of, the holders of Priority Lien Obligations or Subordinated Lien Obligations. The intercreditor agreement contains reciprocal provisions regarding the lack of duties owed to the ABL Collateral Agent by the collateral trustee and the holders of Priority Lien Obligations with respect to the Primary Notes Collateral.

The intercreditor agreement additionally provides that the collateral trustee and each holder of Priority Lien Obligations or Subordinated Lien Obligations will waive any claim that may be had against the ABL Collateral Agent or any holder of any ABL Debt Obligations arising out of any actions which the ABL Collateral Agent or such holder of ABL Debt Obligations takes or omits to take (including actions with respect to the creation, perfection or continuation of Liens on any Collateral, actions with respect to the foreclosure upon, sale, release or depreciation of, or failure to realize upon, any Collateral, and actions with respect to the collection of any claim for all or any part of the ABL Debt Obligations from any account debtor, guarantor or any other party) in accordance with the intercreditor agreement and the ABL Debt Documents or the valuation, use, protection or release of any security for such ABL Debt Obligations. The intercreditor agreement also provides for a reciprocal waiver by the ABL Collateral Agent and each holder of ABL Debt Obligations with respect to the actions of the collateral trustee or any holder of Priority Lien Obligations.

No Interference; Payment Over; Reinstatement

The intercreditor agreement provides that the collateral trustee and each holder of Priority Lien Obligations or Subordinated Lien Obligations:

(1)	will not take or cause to be taken any action the purpose or effect of which is, or could be, to make any Lien that the collateral trustee or the holders of Priority Lien Obligations or Subordinated Lien Obligations have on the Primary ABL Collateral pari passu with, or to give the collateral trustee or any holder of Priority Lien Obligations or Subordinated Lien Obligations any preference or priority relative to, any Lien that the ABL Collateral Agent holds on behalf of the holders of any ABL Debt Obligations secured by any Primary ABL Collateral or any part thereof;

(2)	will not challenge or question in any proceeding the validity or enforceability of any ABL Debt Obligations or ABL Debt Documents or the validity, attachment, perfection or priority of any Lien held by the ABL Collateral Agent on behalf of the holders of any ABL Debt Obligations, or the validity or enforceability of the priorities, rights or duties established by the provisions of the intercreditor agreement;

(3)	will not take or cause to be taken any action the purpose or effect of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other disposition of the Primary ABL Collateral by the ABL Collateral Agent or the holders of any ABL Debt Obligations in an enforcement action;

(4)	will have no right to (A) direct the ABL Collateral Agent or any holder of any ABL Debt Obligations to exercise any right, remedy or power with respect to any Primary ABL Collateral or (B) consent to the exercise by the ABL Collateral Agent or any holder of any ABL Debt Obligations of any right, remedy or power with respect to any Primary ABL Collateral;

(5)	will not institute any suit or assert in any suit or in any Insolvency or Liquidation Proceeding, any claim against the ABL Collateral Agent or any holder of any ABL Debt Obligations seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to, and neither the ABL Collateral Agent nor any holders of any ABL Debt Obligations will be liable for, any action taken or omitted to be taken by the ABL Collateral Agent or such holders of ABL Debt Obligations with respect to any Primary ABL Collateral securing such ABL Debt Obligations;

(6)	will not seek, and will waive any right, to have any Primary ABL Collateral or any part thereof marshaled upon any foreclosure or other disposition of such Primary ABL Collateral; and

(7)	will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of the intercreditor agreement.

The intercreditor agreement provides that, notwithstanding the foregoing, both before and during any Insolvency or Liquidation Proceeding, the collateral trustee and the holders of Priority Lien Obligations or Subordinated Lien Obligations may take any actions and exercise any and all rights that would be available to a holder of unsecured claims, including, without limitation, the commencement of an Insolvency or Liquidation Proceeding against Stream or any Guarantor in accordance with applicable law; provided, that the collateral trustee and such holders of Priority Lien Obligations or Subordinated Lien Obligations may not take any of the actions described under clauses (1) through (7) above or prohibited by the provisions described in the first two paragraphs under the caption “—Agreements with Respect to Insolvency or Liquidation Proceedings”; provided that in the event that the collateral trustee or the holders of Priority Lien Obligations or Subordinated Lien Obligations becomes a judgment lien creditor in respect of any Collateral as a result of its enforcement of its rights as an unsecured creditor with respect to the Priority Lien Obligations or the Subordinated Lien Obligations, such judgment lien shall be subject to the terms of the intercreditor agreement for all purposes (including in relation to the ABL Debt Obligations) as the other liens securing the Priority Lien Obligations or the Subordinated Lien Obligations are subject to the intercreditor agreement.

The intercreditor agreement provides that the ABL Collateral Agent and each holder of ABL Debt Obligations are subject to reciprocal provisions with respect to its rights in the Primary Notes Collateral and its ability to bring a suit against the collateral trustee or the holders of Priority Lien Obligations or Subordinated Lien Obligations as set forth in the two preceding paragraphs.

The intercreditor agreement provides that if the collateral trustee or any holder of Priority Lien Obligations or Subordinated Lien Obligations obtains possession of any Primary ABL Collateral or realizes any proceeds or payment in respect of any Primary ABL Collateral, pursuant to the exercise of remedies under any security document or by the exercise of any rights available to it under applicable law or in any Insolvency or Liquidation Proceeding or through any other exercise of remedies, at any time prior to the Discharge of ABL Debt Obligations secured, or intended to be secured, by such Primary ABL Collateral, then it will hold such Primary ABL Collateral, proceeds or payment in trust for the ABL Collateral Agent and the holders of ABL Debt Obligations and transfer such Primary ABL Collateral, proceeds or payment, as the case may be, to the ABL Collateral Agent reasonably promptly after obtaining actual knowledge or notice from the ABL Collateral Agent or any holder of ABL Debt Obligations that it has possession of such Primary ABL Collateral, or proceeds or payment in respect thereof. The collateral trustee and each holder of Priority Lien Obligations and Subordinated Lien Obligations will further agree that if, at any time, it obtains actual knowledge or receives notice that all or part of any payment with respect to any ABL Debt Obligations previously made shall be rescinded for any reason whatsoever, it will promptly pay over to the ABL Collateral Agent any payment received by it and then in its possession or under its direct or indirect control in respect of any such Primary ABL Collateral and shall promptly turn any such Primary ABL Collateral then held by it over to the ABL Collateral Agent, and the provisions set forth in the intercreditor agreement will be reinstated as if such payment had not been made, until the Discharge of ABL Debt Obligations. All junior priority Liens securing Priority Lien Obligations or Subordinated Lien Obligations will remain attached to and enforceable against all proceeds so held or remitted. The intercreditor agreement provides that the provisions described in this paragraph will not apply to any proceeds of Primary ABL Collateral realized in a transaction not prohibited by the ABL Debt Documents, the Priority Lien Documents and the Subordinated Lien Documents and as to which the possession or receipt thereof by the collateral trustee or other holder of Priority Lien Obligations or Subordinated Lien Obligations is otherwise permitted by the ABL Debt Documents, the Priority Lien Documents and the Subordinated Lien Documents. The intercreditor agreement provides that the ABL Collateral Agent will be subject to reciprocal limitations with respect to the Primary Notes Collateral and any proceeds or payments in respect of any Primary Notes Collateral.

Release of Liens

The intercreditor agreement provides that the collateral trustee and each holder of Priority Lien Obligations and Subordinated Lien Obligations will agree that:

(1)	if the ABL Collateral Agent or the holders of ABL Debt Obligations release their Lien on any Primary ABL Collateral (other than a release of Liens governed by the provisions described in clause (2) below), the junior priority Lien on such Primary ABL Collateral securing the Priority Lien Obligations and any Subordinated Lien Obligations will terminate and be released automatically and without further action unless, at the time of such release, an Event of Default shall then have occurred and be continuing under the Priority Lien Documents or Subordinated Lien Documents; provided that any junior priority Lien on such Primary ABL Collateral securing the Priority Lien Obligations and any Subordinated Lien Obligations that would have otherwise been released and terminated pursuant to the provisions described in this clause (1) in the absence of an Event of Default will terminate and be released automatically and without further action when such Event of Default (and all other Events of Default under the Priority Lien Documents or Subordinated Lien Documents) cease to exist; and

(2)	in the event of a sale, transfer or other disposition of the Primary ABL Collateral (regardless of whether or not an Event of Default has occurred and is continuing under the Priority Lien Documents or Subordinated Lien Documents at the time of such sale, transfer or other disposition), the junior Liens on such Primary ABL Collateral securing the Priority Lien Obligations and any Subordinated Lien Obligations will terminate and be released automatically and without further action if the senior Liens securing the ABL Debt Obligations on such Primary ABL Collateral are released and if such sale, transfer or other disposition either (A) is then not prohibited by the Priority Lien Documents or Subordinated Lien Documents, or (B) occurs in connection with the foreclosure upon or other exercise of rights and remedies with respect to such Primary ABL Collateral; provided that such junior Liens on such Primary ABL Collateral securing the Priority Lien Obligations and any Subordinated Lien Obligations shall remain in place with respect to any proceeds of a sale, transfer or other disposition under the provisions described in this clause (2) that remain after the Discharge of ABL Debt Obligations.

Notwithstanding the foregoing, in the event of the release of the ABL Collateral Agent’s Liens on all or substantially all of the Primary ABL Collateral (other than when such release occurs in connection with the ABL Collateral Agent’s foreclosure upon, or other exercise of rights and remedies with respect to, such Primary ABL Collateral), no release of the junior Liens on such Primary ABL Collateral securing the Priority Lien Obligations or the Subordinated Lien Obligations will be made unless (A) consent to release of such junior Liens has been given by the requisite percentage or number of the holders of Priority Lien Obligations and Subordinated Lien Obligations at the time outstanding, as provided for in the applicable Secured Debt Documents, and (B) Stream has delivered an Officers’ Certificate to the ABL Collateral Agent and the collateral trustee certifying that all such consents have been obtained.

The intercreditor agreement provides that, so long as the Discharge of ABL Debt Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against Stream or any other Guarantor, in the event that proceeds are received in connection with the disposition of the Equity Interests of any Guarantor or a disposition of Collateral that directly or indirectly involves a combination of Primary ABL Collateral and Primary Notes Collateral, the portion of such proceeds that shall be deemed to be proceeds of Primary ABL Collateral consisting of accounts for purposes of the intercreditor agreement shall be that portion of such proceeds equal to the face value of each such account and such portion shall be delivered to the ABL Collateral Agent to be applied or further distributed by the ABL Collateral Agent to or on account of the ABL Debt Obligations in such order, if any, as specified in the relevant ABL Debt Documents. The intercreditor agreement further provides that, upon the Discharge of ABL Obligations, the ABL Collateral Agent shall deliver to the collateral trustee any Collateral and proceeds of Collateral received or delivered to it pursuant to the preceding sentence, in the same form as received, with any necessary endorsements, to be applied by the collateral trustee to the Priority Lien Obligations in such order as specified in the security documents for Priority Lien Debt or as a court of competent jurisdiction may otherwise direct.

The intercreditor agreement provides that the ABL Collateral Agent are subject to reciprocal provisions with respect to the release of Liens on Primary Notes Collateral securing ABL Debt Obligations.

Entry Upon Premises

The intercreditor agreement provides that, if the ABL Collateral Agent takes any enforcement action with respect to the Primary ABL Collateral, the collateral trustee and each holder of Priority Lien Obligations and Subordinated Lien Obligations will:

(1)	reasonably cooperate with, and will not take any action to hinder or restrict in any respect, the ABL Collateral Agent in its efforts to enforce its security interest in the Primary ABL Collateral and to finish any work-in-process and assemble the Primary ABL Collateral; and

(2)	permit the ABL Collateral Agent, its employees, agents, advisers and representatives to enter upon and use the Primary Notes Collateral for a period not to exceed 180 days after the taking of such enforcement action for purposes specified in the intercreditor agreement.

Notwithstanding the foregoing, nothing contained in the intercreditor agreement restricts the rights of the collateral trustee from selling, assigning or otherwise transferring any Primary Notes Collateral prior to the expiration of such 180-day period if the purchaser, assignee or transferee thereof agrees in a writing addressed to the ABL Collateral Agent to be bound by these provisions of the intercreditor agreement. If any stay or other order prohibiting the exercise of remedies with respect to the Primary ABL Collateral is entered by a court of competent jurisdiction, such 180-day period shall be tolled during the pendency of any such stay or other order. If the ABL Collateral Agent conducts a public auction or private sale of the Primary ABL Collateral at any of the real property included in the Primary Notes Collateral, the ABL Collateral Agent will provide the collateral trustee with reasonable notice and will use reasonable efforts to hold such auction or sale in a manner that would not unduly disrupt the collateral trustee’s use of such real property during such time period.

Agreements With Respect to Insolvency or Liquidation Proceedings

The intercreditor agreement provides that until the Discharge of ABL Debt Obligations has occurred, if Stream or any Guarantor shall be subject to any Insolvency or Liquidation Proceeding and the ABL Collateral Agent shall desire to permit the use of “Cash Collateral” (as such term is defined in Section 363(a) of the Bankruptcy Code) constituting Primary ABL Collateral or to permit Stream or any Guarantor to obtain financing, whether from the holders of the ABL Debt Obligations or any other person under Section 364 of the Bankruptcy Code or any similar Bankruptcy Law (“DIP Financing”) secured by a Lien on Primary ABL Collateral, then no holder of Priority Lien Obligations or Subordinated Lien Obligations will be entitled to raise (and will not raise or support any person in raising), but instead shall be deemed to have irrevocably and absolutely waived, any objection to, and shall not otherwise in any manner be entitled to oppose or will oppose or support any person in opposing, such Cash Collateral use or DIP Financing (including, except as expressly provided below, that the holders of Priority Lien Obligations and Subordinated Lien Obligations are entitled to adequate protection of their interest in the Collateral as a condition thereto) so long as such Cash Collateral use or DIP Financing meets the following requirements: (i) the collateral trustee and the other holders of Priority Lien Obligations and Subordinated Lien Obligations (if any) retain a Lien on the Collateral and, with respect to the Primary Notes Collateral, with the same priority as existed prior to the commencement of the Insolvency or Liquidation Proceeding, (ii) to the extent that the ABL Collateral Agent is granted adequate protection in the form of a Lien, the collateral trustee is permitted to seek a Lien (without objection from the ABL Collateral Agent or any holder of ABL Debt Obligations) on Collateral arising after the commencement of the Insolvency or Liquidation Proceeding (so long as, with respect to Primary ABL Collateral, such Lien is junior to the Liens securing such DIP Financing and any other Liens in favor of the ABL Collateral Agent securing ABL Debt Obligations), (iii) the terms of the Cash Collateral use or the DIP Financing require that any Lien on the Primary Notes Collateral to secure such DIP Financing is subordinate to the Lien of the collateral trustee securing the Priority Lien Obligations with respect thereto and (iv) the terms of such DIP Financing or use of Cash Collateral do not require Stream or any Guarantor to seek approval for any plan of reorganization that is inconsistent with the intercreditor agreement. The intercreditor agreement further provides that the collateral trustee shall be required to subordinate and will subordinate its Liens in the Primary ABL Collateral to the Liens securing such DIP Financing (and all obligations relating thereto, including any “carve-out” granting administrative priority status or Lien priority to secure repayment of fees and expenses of professionals retained by any debtor or creditors’ committee) and, consistent with the provisions described above in this paragraph, will not request adequate protection or any other relief in connection therewith (except as expressly described in clause (ii) above); provided, if the Liens securing the DIP Financing rank junior to the Liens securing the ABL Debt Obligations, the collateral trustee shall be required to subordinate its Liens in the Primary ABL Collateral to the Liens securing such DIP Financing. The intercreditor agreement further provides that (x) the collateral trustee on behalf of itself and the holders of Priority Lien Obligations and Subordinated Lien Obligations (if any) agrees that no such person shall provide to Stream or such Guarantor any DIP Financing to the extent that the collateral trustee or any holder of Priority Lien Obligations or Subordinated Lien Obligations (if any) would, in connection with such financing, be granted a Lien on the Primary ABL Collateral senior to or pari passu with the Liens of the ABL Collateral Agent and (y) the ABL Collateral Agent on behalf of itself and the holders of the ABL Debt Obligations, agrees that no such persons shall provide to Stream or such Guarantor any DIP Financing to the extent that the ABL Collateral Agent or any ABL Claimholder would, in connection with such financing, be granted a Lien on the Primary Notes Collateral senior to or pari passu with the Liens of the collateral trustee.

The intercreditor agreement provides that the collateral trustee and each holder of Priority Lien Obligations or Subordinated Lien Obligations will not object to or oppose a sale or other disposition of any Primary ABL Collateral (or any portion thereof) under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code if (1) the ABL Collateral Agent or the requisite holders of ABL Debt Obligations shall have consented to such sale or disposition of such Primary ABL Collateral and (2) all junior Liens on the Primary ABL Collateral securing the Priority Lien Obligations and the Subordinated Lien Obligations shall attach to the proceeds of such sale in the same respective priorities as set forth in the intercreditor agreement with respect to the Primary ABL Collateral. The intercreditor agreement further provides that the collateral trustee and the holders of Priority Lien Obligations and Subordinated Lien Obligations will waive any claim that may be had against the ABL Collateral Agent or any holder of ABL Debt Obligations arising out of any DIP Financing Liens (granted in a manner that is consistent with the intercreditor agreement) or administrative expense priority under Section 364 of the Bankruptcy Code. The intercreditor agreement further provides that the collateral trustee and the holders of Priority Lien Obligations or Subordinated Lien Obligations will not file or prosecute in any Insolvency or Liquidation Proceeding any motion for adequate protection (or any comparable request for relief) based upon their interest in the Primary ABL Collateral, and will not object to or contest (a) any request by the ABL Collateral Agent or any holder of ABL Debt Obligations for adequate protection or (b) any objection by the ABL Collateral Agent or any holder of ABL Debt Obligations to any motion, relief, action or proceeding based on the ABL Collateral Agent or any holder of ABL Debt Obligations claiming a lack of adequate protection, except that the collateral trustee and the holders of Priority Lien Obligations and Subordinated Lien Obligations:

(1)	may freely seek and obtain relief granting a junior Lien on Primary ABL Collateral co-extensive in all respects with (except as to ABL Foreign Collateral), but subordinated to, all Liens granted in the Insolvency or Liquidation Proceeding to, or for the benefit of, the holders of the ABL Debt Obligations;

(2)	may freely vote on any plan of reorganization or similar dispositive restructuring plan; and

(3)	may freely seek and obtain any relief upon a motion for adequate protection (or any comparable relief), without any condition or restriction whatsoever, at any time after the Discharge of ABL Debt Obligations.

The intercreditor agreement provides for reciprocal limitations with respect to the rights of the ABL Collateral Agent and holders of ABL Debt Obligations to object to any sale or other disposition of any Primary Notes Collateral or to seek adequate protection based upon any interest in the Primary Notes Collateral.

The intercreditor agreement additionally provides that the collateral trustee and each holder of Priority Lien Obligations or Subordinated Lien Obligations will waive any claim that may be had against the ABL Collateral Agent or any holder of any ABL Debt Obligations arising out of any election by the ABL Collateral Agent or any holder of ABL Debt Obligations in any proceeding instituted under the Bankruptcy Code, of the application of Section 1111(b) of the Bankruptcy Code.

Notwithstanding the foregoing, during an Insolvency or Liquidation Proceeding, the collateral trustee and the holders of Priority Lien Obligations and Subordinated Lien Obligations may take any actions and exercise any and all rights that would be available to a holder of unsecured claims; provided, that the collateral trustee and the holders of Priority Lien Obligations and Subordinated Lien Obligations may not take any of the actions specifically prohibited by the provisions described in the first two paragraphs of this section captioned “—Agreement With Respect to Insolvency or Liquidation Proceedings” or by clauses (1) through (7) under the caption “—No Interference; Payment Over; Reinstatement;” provided that in the event that the collateral trustee or any holder of Priority Lien Obligations or Subordinated Lien Obligations becomes a judgment lien creditor in respect of the Primary ABL Collateral as a result of its enforcement of its rights as an unsecured creditor with respect to the Priority Lien Obligations or Subordinated Lien Obligations, such judgment lien shall be subject to the terms of the intercreditor agreement for all purposes (including in relation to the ABL Debt Obligations) as the other Liens securing the Priority Lien Obligations or Subordinated Lien Obligations are subject to the intercreditor agreement.

Notice Requirements and Procedural Provisions

The intercreditor agreement also provides for various advance notice requirements and other procedural provisions typical for agreements of this type, including procedural provisions to allow any successor ABL Collateral Agent or other Secured Debt Representative to become a party to the intercreditor agreement (without the consent of any holder of ABL Debt Obligations, Priority Lien Obligations (including holders of the notes) or Subordinated Lien Obligations) upon the refinancing or replacement of the ABL Debt Obligations, Priority Lien Debt Obligations or any Subordinated Lien Debt Obligations as permitted by the applicable Secured Debt Documents.

The Collateral Trust Agreement

On October 1, 2009, Stream and the Guarantors entered into a collateral trust agreement with the collateral trustee and the trustee. The collateral trust agreement set forth the terms on which the collateral trustee will receive, hold, administer, maintain, enforce and distribute the proceeds of all Liens on all Collateral owned by Stream or any Guarantor for the benefit of all present and future holders of Priority Lien Obligations and all future holders of Subordinated Lien Obligations (if any).

Enforcement of Liens

If the collateral trustee at any time receives written notice stating that any event has occurred that constitutes a default under any Secured Debt Document entitling the collateral trustee to foreclose upon, collect or otherwise enforce its Liens thereunder, it will promptly deliver written notice thereof to each Secured Debt Representative. Thereafter, the collateral trustee may await direction by an Act of Required Debtholders and will act, or decline to act, as directed by an Act of Required Debtholders, in the exercise and enforcement of the collateral trustee’s interests, rights, powers and remedies in respect of the Collateral or under the security documents or applicable law and, following the initiation of such exercise of remedies, the collateral trustee will act, or decline to act, with respect to the manner of such exercise of remedies as directed by an Act of Required Debtholders, in each case subject to the limitations set forth in the intercreditor agreement. Unless it has been directed to the contrary by an Act of Required Debtholders, the collateral trustee in any event may (but will not be obligated to) take or refrain from taking such action with respect to any default under any Secured Debt Document as it may deem advisable and in the best interest of the holders of Secured Obligations, subject in all cases to the limitations in the intercreditor agreement.

Until the Discharge of Senior Obligations, the holders of the notes and the holders of other future Priority Lien Obligations will have, subject to the intercreditor agreement and the exceptions set forth below in clauses (1) through (4) and the provisions described below under the caption “—Provisions of the Indenture Relating to Security—Relative Rights,” and subject to the rights of the holders of Permitted Prior Liens, the exclusive right to authorize and direct the collateral trustee with respect to the Collateral (including, without limitation, the exclusive right to authorize or direct the collateral trustee to enforce, collect or realize on any Collateral or exercise any other right or remedy with respect to the Collateral) and the provisions of the security documents relating thereto, and no Subordinated Lien Representative or holder of Subordinated Lien Obligations may authorize or direct the collateral trustee with respect to such matters. Notwithstanding the foregoing, the holders of Subordinated Lien Obligations may, subject to the rights of the holders of other Permitted Prior Liens and subject to the limitations set forth in the intercreditor agreement, direct the collateral trustee with respect to Collateral:

(1)	without any condition or restriction whatsoever, at any time after the Discharge of Senior Obligations;

(2)	as necessary to redeem any Collateral in a creditor’s redemption permitted by law or to deliver any notice or demand necessary to enforce (subject to the prior Discharge of Senior Obligations) any right to claim, take or receive proceeds of Collateral remaining after the Discharge of Senior Obligations in the event of foreclosure or other enforcement of any Permitted Prior Lien;

(3)	as necessary to perfect or establish the priority (subject to the priority of the Liens securing Priority Lien Obligations, Liens securing ABL Debt Obligations and Permitted Prior Liens) of the Subordinated Liens upon any Collateral; provided that, unless otherwise agreed to by the collateral trustee in the security documents, the holders of Subordinated Lien Obligations may not require the collateral trustee to take any action to perfect any Subordinated Liens on any Collateral through possession or control; or

(4)	as necessary to create, prove, preserve or protect (but not enforce) the Subordinated Liens upon any Collateral.

Subject to the intercreditor agreement and the provisions described below under the caption “—Provisions of the Indenture Relating to Security—Relative Rights,” both before and during an Insolvency or Liquidation Proceeding until the Discharge of Senior Obligations, none of the holders of Subordinated Lien Obligations, the collateral trustee (unless acting pursuant to an Act of Required Debtholders) or any Subordinated Lien Representative will be permitted to:

(1)	request judicial relief, in an Insolvency or Liquidation Proceeding or in any other court, that would hinder, delay, limit or prohibit the lawful exercise or enforcement of any right or remedy otherwise available to the collateral trustee or the holders of Priority Lien Obligations in respect of the Priority Liens or to ABL Collateral Agent or the holders of ABL Debt Obligations in respect of their Liens securing ABL Debt Obligations or that would limit, invalidate, avoid or set aside any Priority Lien or Lien securing ABL Debt Obligations or subordinate the Priority Liens or Liens securing ABL Debt Obligations to the Subordinated Liens or grant the Subordinated Liens equal ranking to the Priority Liens or Liens securing ABL Debt Obligations;

(2)	oppose or otherwise contest any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement of Priority Liens or Liens securing ABL Debt Obligations made by any holder of Priority Lien Obligations, any Priority Lien Representative, any holder of ABL Debt Obligations or the ABL Collateral Agent or other representative with respect to any ABL Debt Obligations in any Insolvency or Liquidation Proceeding;

(3)	oppose or otherwise contest any lawful exercise by any holder of Priority Lien Obligations, any holder of ABL Debt Obligations, any Priority Lien Representative or the ABL Collateral Agent or other representative with respect to any ABL Debt Obligations of the right to credit bid Priority Lien Debt or ABL Debt at any sale of Collateral in foreclosure of Priority Liens or Liens securing ABL Debt Obligations;

(4)	oppose or otherwise contest any other request for judicial relief made in any court by any holder of Priority Lien Obligations, any holder of ABL Debt Obligations, any Priority Lien Representative or the ABL Collateral Agent or other representative with respect to any ABL Debt Obligations or any Lien securing ABL Debt Obligations relating to the lawful enforcement of any Priority Lien; or

(5)	challenge the validity, enforceability, perfection or priority of the Priority Liens or Liens securing ABL Debt Obligations.

Notwithstanding the foregoing and subject to the terms of the intercreditor agreement, both before and during an Insolvency or Liquidation Proceeding, the holders of Subordinated Lien Obligations or Subordinated Lien Representatives may take any actions and exercise any and all rights that would be available to a holder of unsecured claims, including, without limitation, the commencement of an Insolvency or Liquidation Proceeding against Stream or any Guarantor in accordance with applicable law; provided the applicable Secured Debt Documents will provide that no holder of Subordinated Lien Obligations or Subordinated Lien Representative will be permitted to take any action prohibited by the intercreditor agreement or any of the actions prohibited by the provisions described in clauses (1) through (5) of the immediately preceding paragraph or in clauses (1) through (4) of the first paragraph or oppose or contest any order that it has agreed not to oppose or contest under the provisions described below under the caption “—Insolvency or Liquidation Proceedings.”

The collateral trust agreement provides that, at any time prior to the Discharge of Senior Obligations and after:

(1)	the commencement of any Insolvency or Liquidation Proceeding in respect of Stream or any Guarantor or

(2)	the collateral trustee and each Subordinated Lien Representative has received written notice from any Priority Lien Representative or the ABL Collateral Agent or other representative with respect to any ABL Debt Obligations that:

(a)	any Series of Senior Debt has become due and payable in full (whether at maturity, upon acceleration or otherwise), or

(b)	(i) the holders of Priority Liens securing one or more Series of Priority Lien Debt have become entitled under any Priority Lien Document to and desire to enforce any or all of the Priority Liens by reason of a default under such Priority Lien Documents, or (ii) the holders of Liens securing one or more Series of ABL Debt have become entitled under any ABL Debt Document to and desire to enforce any or all of the Liens securing ABL Debt Obligations by reason of a default under such ABL Debt Documents, no payment will be made from the proceeds of Collateral by Stream or any Guarantor to the collateral trustee (other than distributions to the collateral trustee for the benefit of the holders of Priority Lien Obligations or ABL Debt Obligations), any Subordinated Lien Representative or any holder of Subordinated Lien Obligations (including, without limitation, payments and prepayments made for application to Subordinated Lien Obligations).

All proceeds of Primary Notes Collateral received by the collateral trustee, any Subordinated Lien Representative or any holder of Subordinated Lien Obligations in violation of the provisions described in the immediately preceding paragraph will be held by such Person for the account of (1) prior to the Discharge of Priority Lien Obligations, the holders of Priority Liens and remitted to any Priority Lien Representative upon demand by such Priority Lien Representative, and (2) thereafter, the ABL Collateral Agent or other representative with respect to any ABL Debt Obligations and remitted to the ABL Collateral Agent or other representative upon demand. All proceeds of Primary ABL Collateral received by the collateral trustee, any Subordinated Lien Representative or any holder of Subordinated Lien Obligations in violation of the provisions described in the immediately preceding paragraph will be held by such Person for the account of (1) prior to the Discharge of ABL Debt Obligations, the ABL Collateral Agent or other representative with respect to any ABL

Debt Obligations and remitted to the ABL Collateral Agent or other representative upon demand by the ABL Collateral Agent or other representative and (2) thereafter, the holders of Priority Liens and remitted to any Priority Lien Representative upon demand by such Priority Lien Representative. The Subordinated Liens will remain attached to and, subject to the provisions described under the caption “—Provisions of the Indenture Relating to Security—Ranking of Priority Liens,” enforceable against all proceeds so held or remitted. All proceeds of Collateral received by the collateral trustee, any Subordinated Lien Representative or any holder of Subordinated Lien Obligations not in violation of the immediately preceding paragraph will be received by such Person free from the Priority Liens, Liens securing ABL Debt Obligations and all other Liens except Subordinated Liens and Permitted Prior Liens, subject to the provisions of the intercreditor agreement.

Waiver of Right of Marshalling

The collateral trust agreement provides that, prior to the Discharge of Senior Obligations, subject to the intercreditor agreement, the holders of Subordinated Lien Obligations, each Subordinated Lien Representative and the collateral trustee may not assert or enforce any right of marshalling accorded to a junior lienholder, as against the holders of Priority Lien Obligations, the Priority Lien Representatives (in their capacity as priority lienholders), the holders of ABL Debt Obligations or the ABL Collateral Agent or other representatives with respect to any ABL Debt Obligations (in their capacity as priority lienholders) with respect to Collateral. Following the Discharge of Senior Obligations, the holders of Subordinated Lien Obligations and any Subordinated Lien Representative may assert their right under the Uniform Commercial Code or otherwise to any proceeds remaining following a sale or other disposition of Collateral by, or on behalf of, the holders of Priority Lien Obligations and ABL Debt Obligations.

Insolvency or Liquidation Proceedings

The collateral trust agreement provides that, subject to the terms of the intercreditor agreement, if in any Insolvency or Liquidation Proceeding and prior to the Discharge of Senior Obligations, the holders of Priority Lien Obligations or the holders of ABL Debt Obligations by an Authorizing Act consent to any order:

(1)	for use of cash collateral;

(2)	approving a debtor-in-possession financing secured by a Lien that is (A) if prior to the Discharge of Priority Lien Obligations, senior to or on a parity with all Priority Liens upon any property of the estate in such Insolvency or Liquidation Proceeding, and (B) if prior to the Discharge of ABL Debt Obligations, senior to or on a parity with all Liens securing ABL Debt Obligations upon any property of the estate in such Insolvency or Liquidation Proceeding;

(3)	granting any relief on account of Priority Lien Obligations or ABL Debt Obligations as adequate protection (or its equivalent) for the benefit of the holders of Priority Lien Obligations or ABL Debt Obligations in the Collateral; or

(4)	relating to a sale of assets of Stream or any Guarantor that provides, to the extent the Collateral sold is to be free and clear of Liens, that all Priority Liens, Liens securing ABL Debt Obligations and Subordinated Liens will attach to the proceeds of the sale;

then, the holders of Subordinated Lien Obligations and the Subordinated Lien Representatives, in their capacity as holders or representatives of secured claims, will not oppose or otherwise contest the entry of such order, so long as none of the holders of Priority Lien Obligations, any Priority Lien Representative, the holders of ABL Debt Obligations or the ABL Collateral Agent or other representative with respect to any ABL Debt Obligations in any respect opposes or otherwise contests any request made by the holders of Subordinated Lien Obligations or a Subordinated Lien Representative for the grant to the collateral trustee, for the benefit of the holders of Subordinated Lien Obligations and the Subordinated Lien Representatives, of a junior Lien upon any property on which a Lien is (or is to be) granted under such order to secure the Priority Lien Obligations or ABL Debt Obligations, co-extensive in all respects with (except as to ABL Foreign Collateral), but subordinated to, such Lien and all Priority Liens and Liens securing ABL Debt Obligations on such property.

Notwithstanding the foregoing and subject to the terms of the intercreditor agreement, both before and during an Insolvency or Liquidation Proceeding, the holders of Subordinated Lien Obligations and the Subordinated Lien Representatives may take any actions and exercise any and all rights that would be available to a holder of unsecured claims, including, without limitation, the commencement of Insolvency or Liquidation Proceedings against Stream or any Guarantor in accordance with applicable law; provided that the applicable Secured Debt Documents will provide that no holder of Subordinated Lien Obligations or Subordinated Lien Representative will be permitted to take any action prohibited by the intercreditor agreement or any of the actions prohibited by the provisions described in clauses (1) through (5) of the third paragraph under the caption “—Enforcement of Liens,” or oppose or contest any order that it has agreed not to oppose or contest under the provisions described in clauses (1) through (4) of the immediately preceding paragraph.

The holders of Subordinated Lien Obligations or any Subordinated Lien Representative will not file or prosecute in any Insolvency or Liquidation Proceeding any motion for adequate protection (or any comparable request for relief) based upon their interest in the Collateral under the Subordinated Liens, except that, subject to the provisions of the intercreditor agreement:

(1)	they may freely seek and obtain relief: (a) granting a junior Lien co-extensive in all respects with (except as to ABL Foreign Collateral), but subordinated to, all Liens granted in the Insolvency or Liquidation Proceeding to, or for the benefit of, the holders of Priority Lien Obligations or the holders of ABL Debt Obligations; or (b) in connection with the confirmation of any plan of reorganization or similar dispositive restructuring plan; and

(2)	they may freely seek and obtain any relief upon a motion for adequate protection (or any comparable relief), without any condition or restriction whatsoever, at any time after the Discharge of Senior Obligations.

Order of Application

The collateral trust agreement provides that if any Collateral is sold or otherwise realized upon by the collateral trustee in connection with any foreclosure, collection or other enforcement of Priority Liens granted to the collateral trustee in the security documents, the proceeds received by the collateral trustee from such foreclosure, collection or other enforcement will be distributed by the collateral trustee, subject to the provisions of the intercreditor agreement, in the following order of application:

FIRST, to the payment of all amounts payable under the collateral trust agreement on account of the collateral trustee’s fees and any reasonable legal fees, costs and expenses or other liabilities of any kind incurred by the collateral trustee or any co-trustee or agent of the collateral trustee in connection with any security document;

SECOND, to the repayment of Indebtedness and other obligations, other than Secured Debt, secured by a Permitted Prior Lien on the Collateral sold or realized upon, to the extent that such other Indebtedness or obligation is to be discharged in connection with such sale or other realization;

THIRD, to the respective Priority Lien Representatives for application to the payment of all outstanding notes and other Priority Lien Debt and any other Priority Lien Obligations that are then due and payable in such order as may be provided in the Priority Lien Documents in an amount sufficient to pay in full in cash all outstanding notes and other Priority Lien Debt and all other Priority Lien Obligations that are then due and payable (including all interest accrued thereon after the commencement of any Insolvency or Liquidation Proceeding at the rate, including any applicable post-default rate, specified in the Priority Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Priority Lien Document) of all outstanding letters of credit constituting Priority Lien Debt);

FOURTH, to the ABL Collateral Agent or other representative with respect to any ABL Debt Obligations for the application to the payment of all outstanding ABL Debt Obligations that are then due and payable in an amount sufficient to pay in full in cash all outstanding ABL Debt and all other ABL Debt Obligations that are then due and payable (including all interest accrued thereon after the commencement of any Insolvency or Liquidation Proceeding at the rate, including any applicable post-default rate, specified in the ABL Debt Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable ABL Debt Document) of all outstanding letters of credit constituting ABL Debt);

FIFTH, to the respective Subordinated Lien Representatives for application to the payment of all outstanding Subordinated Lien Debt and any other Subordinated Lien Obligations that are then due and payable in such order as may be provided in the Subordinated Lien Documents in an amount sufficient to pay in full in cash all outstanding Subordinated Lien Debt and all other Subordinated Lien Obligations that are then due and payable (including all interest accrued thereon after the commencement of any Insolvency or Liquidation Proceeding at the rate, including any applicable post-default rate, specified in the Subordinated Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Subordinated Lien Document) of all outstanding letters of credit, if any, constituting Subordinated Lien Debt); and

SIXTH, any surplus remaining after the payment in full in cash of the amounts described in the preceding clauses will be paid to Stream or the applicable Guarantor, as the case may be, or its successors or assigns, or as a court of competent jurisdiction may direct.

If any Subordinated Lien Representative or any holder of a Subordinated Lien Obligation collects or receives any proceeds with respect to Subordinated Lien Obligations of such foreclosure, collection or other enforcement that should have been applied to the payment of the Priority Lien Obligations or ABL Debt Obligations in accordance with the provisions described in the immediately preceding paragraph, whether after the commencement of an Insolvency or Liquidation Proceeding or otherwise, such Subordinated Lien Representative or such holder of a Subordinated Lien Obligation, as the case may be, will forthwith deliver the same to the collateral trustee, for the account of the holders of the Priority Lien Obligations, the ABL Collateral Agent or other representative with respect to any ABL Debt Obligations for the account of the holders of ABL Debt Obligations or other obligations secured by a Permitted Prior Lien, to be applied in accordance with the provisions described in the immediately preceding paragraph.

Until so delivered, such proceeds will be held by that Subordinated Lien Representative or that holder of a Subordinated Lien Obligation, as the case may be, for the benefit of the holders of the Priority Lien Obligations, the ABL Collateral Agent or other representative with respect to any ABL Debt Obligations for the account of the holders of ABL Debt Obligations and other obligations secured by a Permitted Prior Lien. These provisions will not apply to payments received by any holder of Subordinated Lien Obligations if such payments are not proceeds of realization upon Collateral.

The provisions described above under the caption “—Order of Application” are intended for the benefit of, and will be enforceable by, each present and future holder of Secured Obligations, each present and future Secured Debt Representative and the collateral trustee, as holder of Priority Liens and Subordinated Liens, and each present and future ABL Collateral Agent or other representative in connection with any ABL Debt Obligations, in each case, as a third party beneficiary. The Secured Debt Representative of each future Series of Secured Debt will be required to deliver a Lien Sharing and Priority Confirmation to the collateral trustee and each other Secured Debt Representative at the time of incurrence of such Series of Secured Debt.

The Collateral has not been appraised in connection with the offering of the notes. The fair market value of the Collateral is subject to fluctuations, based on factors that include, among others, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. Likewise, there can be no assurance that the Collateral will be saleable, or, if saleable, that there will not be substantial delays in its liquidation. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, Stream cannot assure you that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay its obligations under the notes. If the proceeds of any of the Collateral were not sufficient to repay all amounts due on the notes, the holders of the notes (to the extent not repaid from the proceeds of the sale of the Collateral) would have only an unsecured claim against the remaining assets of Stream and the Guarantors. See “Risk Factors—Risks Related to the Notes—The value of the collateral securing the notes may not be sufficient to satisfy our obligations under the notes.”

Release of Liens on Collateral

The collateral trust agreement provides that the collateral trustee’s (but not the ABL Collateral Agent’s) Liens on the Collateral will be released:

(1)	in whole, upon (a) payment in full and discharge of all outstanding Secured Debt and all other Secured Obligations that are outstanding, due and payable at the time all of the Secured Debt is paid in full and discharged and (b) termination or expiration of all commitments to extend credit under all Secured Debt Documents and the cancellation or termination or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Secured Debt Documents) of all outstanding letters of credit issued pursuant to any Secured Debt Documents;

(2)	as to any Collateral that is sold, transferred or otherwise disposed of by Stream or any Guarantor (including indirectly, by way of a sale or other disposition of Capital Stock of a Guarantor) to a Person that is not (either before or after such sale, transfer or disposition) Stream or a Restricted Subsidiary of Stream in a transaction or other circumstance that is not prohibited by either the “Asset Sale” provisions of the indenture or by the terms of any applicable Secured Debt Documents, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of; provided that the collateral trustee’s Liens upon the Collateral will not be released if the sale or disposition is subject to the covenant described below under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(3)	upon completion of any Asset Sale Offer conducted in compliance with the provision of the indenture described below under the caption “—Repurchase at the Option of Holders—Asset Sales,” to the extent any Net Proceeds constituted Excess Proceeds with respect to such Asset Sale Offer and remain unexpended following the consummation of such Asset Sale Offer;

(4)	as to less than all or substantially all of the Collateral, if consent to the release of all Priority Liens (or, at any time after the Discharge of Priority Lien Obligations, consent to the release of all Subordinated Liens) on such Collateral has been given by an Act of Required Debtholders;

(5)	as to all or substantially all of the Collateral, if (a) consent to the release of that Collateral has been given by the requisite percentage or number of holders of each Series of Secured Debt at the time outstanding as provided for in the applicable Secured Debt Documents, and (b) Stream has delivered an Officers’ Certificate to the collateral trustee certifying that all such necessary consents have been obtained; or

(6)

if and to the extent required by the provisions of the intercreditor agreement described above under the caption “—The Intercreditor Agreement—Release of Liens,” and, in each such case, upon request of Stream, the collateral trustee will execute (with such acknowledgements and/or notarizations as are required) and deliver evidence of such release to Stream; provided, however, to the extent Stream requests the collateral trustee to deliver evidence of the release of Collateral in accordance with this paragraph, Stream will deliver to the collateral trustee an Officers’ Certificate to the effect that such release of Collateral pursuant to the provisions described in this paragraph did not violate the terms of any applicable Secured Debt Document.

The security documents provide that the Liens securing the Secured Debt will extend to the proceeds of any sale of Collateral. As a result, the collateral trustee’s Liens will apply to the proceeds of any such Collateral received in connection with any sale or other disposition of assets described in the immediately preceding paragraph, subject to the provisions of the intercreditor agreement.

Release of Liens in Respect of Notes

The indenture and the collateral trust agreement provide that the collateral trustee’s Liens upon the Collateral will no longer secure the notes outstanding under the indenture or any other Obligations under the indenture, and the right of the holders of the notes and such Obligations to the benefits and proceeds of the collateral trustee’s Liens on the Collateral will terminate and be discharged:

(1)	upon satisfaction and discharge of the indenture as described under the caption “—Satisfaction and Discharge;”

(2)	upon a Legal Defeasance or Covenant Defeasance of the notes as described under the caption “—Legal Defeasance and Covenant Defeasance;”

(3)	upon payment in full and discharge of all notes outstanding under the indenture and all Obligations that are outstanding, due and payable under the indenture at the time the notes are paid in full and discharged;

(4)	in whole or in part, with the consent of the holders of the requisite percentage of notes in accordance with the provisions described below under the caption “—Amendment, Supplement and Waiver;” or

(5)	if and to the extent required by the provisions of the intercreditor agreement described above under the caption “—The Intercreditor Agreement—Release of Liens.”

Amendment of Security Documents

The collateral trust agreement provides that:

(1)	no amendment or supplement to the provisions of any security document will be effective without the approval of the collateral trustee acting as directed by an Act of Required Debtholders, except that any amendment or supplement that has the effect solely of (a) adding or maintaining Collateral, securing additional Secured Debt that was otherwise permitted by the terms of the Secured Debt Documents to be secured by the Collateral or preserving, perfecting or establishing the priority of the Liens thereon or the rights of the collateral trustee therein; (b) curing any ambiguity, defect or inconsistency; (c) providing for the assumption of Stream’s or any Guarantor’s obligations under any security document in the case of a merger or consolidation or sale of all or substantially all of the assets of Stream or such Guarantor, as applicable; or (d) making any change that would provide any additional rights or benefits to the holders of Subordinated Lien Obligations, the holders of Priority Lien Obligations, the Secured Debt Representatives or the collateral trustee or that does not adversely affect the legal rights under the indenture or any other Secured Debt Document of any holder of notes, any holder of Subordinated Lien Obligations, any holder of Priority Lien Obligations or the collateral trustee, will, in each case, become effective when executed and delivered by Stream and any applicable Guarantor party thereto and the collateral trustee;

(2)	no amendment or supplement to the provisions of any security document that

(a)	reduces, impairs or adversely affects the right of any holder of Secured Obligations:

(i)	to vote its outstanding Secured Debt as to any matter described as subject to an Act of Required Debtholders or direction by the Required Priority Lien Debtholders,

(ii)	to share in the order of application described above under “—Order of Application” in the proceeds of enforcement of or realization on any Collateral that has not been released in accordance with the provisions described above under “—Release of Liens on Collateral,” or

(iii)	to require that Liens securing Secured Obligations be released only as set forth in the provisions described above under the caption “—Release of Liens on Collateral,” or

(b)	amends the provisions described in this clause (2) or the definition of “Act of Required Debtholders,” “Required Priority Lien Debtholders” or “Required Subordinated Lien Debtholders,” will become effective without the consent of the requisite percentage or number of holders of each Series of Secured Debt so affected under the applicable Secured Debt Document; and

(3)	no amendment or supplement to the provisions of any security document that imposes any obligation upon the collateral trustee or any Secured Debt Representative or adversely affects the rights of the collateral trustee or any Secured Debt Representative, in its individual capacity as such will become effective without the consent of the collateral trustee or such Secured Debt Representative, as applicable.

Any amendment or supplement to the provisions of the security documents that releases Collateral will be effective only if consent to such release is granted in accordance with the applicable Secured Debt Document for each Series of Secured Debt that is required to consent to the release of the collateral trustee’s liens on such Collateral as described above under the caption “—Release of Liens on Collateral.” Any amendment or supplement that results in the collateral trustee’s Liens upon the Collateral no longer securing the notes and all related note Obligations under the indenture may only be effected in accordance with the provisions described above under the caption “—Release of Liens in Respect of Notes.”

The collateral trust agreement provides that, notwithstanding anything to the contrary in the provisions described under the caption “—Amendment of Security Documents,” but subject to the provisions described in clauses (2) and (3) of the first paragraph under that caption, any amendment or waiver of, or any consent under, any provision of the collateral trust agreement or any other security document that secures Priority Lien Obligations will apply automatically to any comparable provision of any comparable Subordinated Lien Document without the consent of or notice to any holder of Subordinated Lien Obligations and without any action by Stream or any Guarantor or any holder of notes or other Priority Lien Obligations or other Subordinated Lien Obligations.

Voting

In connection with any matter under the collateral trust agreement requiring a vote of holders of Secured Debt, each Series of Secured Debt will cast its votes in accordance with the Secured Debt Documents governing such Series of Secured Debt. The amount of Secured Debt to be voted by a Series of Secured Debt will equal (1) the aggregate principal amount of Secured Debt held by such Series of Secured Debt (including outstanding letters of credit whether or not then available or drawn), plus (2) other than in connection with an exercise of remedies, the aggregate unfunded commitments to extend credit which, when funded, would constitute Indebtedness of such Series of Secured Debt. Following and in accordance with the outcome of the applicable vote under its Secured Debt Documents, the Secured Debt Representative of each applicable Series of Secured Debt will vote the total amount of Secured Debt under that Series of Secured Debt as a block in respect of any vote under the collateral trust agreement.

Provisions of the Indenture Relating to Security

Equal and Ratable Sharing of Collateral by Holders of Priority Lien Debt

The indenture provides that, notwithstanding:

(1)	anything to the contrary contained in the security documents;

(2)	the time of incurrence of any Series of Priority Lien Debt;

(3)	the order or method of attachment or perfection of any Liens securing any Series of Priority Lien Debt;

(4)	the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Liens securing any Series of Priority Lien Debt;

(5)	the time of taking possession or control over any Liens securing any Series of Priority Lien Debt;

(6)	that any Priority Lien may not have been perfected or may be or have become subordinated, by equitable subordination or otherwise, to any other Lien; or

(7)	the rules for determining priority under any law governing relative priorities of Liens,

all Priority Liens granted at any time by Stream or any Guarantor will secure, equally and ratably, all present and future Priority Lien Obligations.

The provisions described in the immediately preceding paragraph are intended for the benefit of, and will be enforceable by, each present and future holder of Priority Lien Obligations, each present and future Priority Lien Representative and the collateral trustee, as holder of Priority Liens, in each case, as a third party beneficiary. The Priority Lien Representative of each future Series of Priority Lien Debt will be required to deliver a Lien Sharing and Priority Confirmation to the collateral trustee and the trustee at the time of incurrence of such Series of Priority Lien Debt.

Ranking of Priority Liens

The indenture requires the Subordinated Lien Documents, if any, to provide that, notwithstanding:

(1)	anything to the contrary contained in the security documents;

(2)	the time of incurrence of any Series of Secured Debt;

(3)	the order or method of attachment or perfection of any Liens securing any Series of Secured Debt;

(4)	the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Lien upon any Collateral;

(5)	the time of taking possession or control over any Collateral;

(6)	that any Priority Lien may not have been perfected or may be or have become subordinated, by equitable subordination or otherwise, to any other Lien; or

(7)	the rules for determining priority under any law governing relative priorities of Liens,

all Subordinated Liens at any time granted by Stream or any Guarantor will be subject and subordinate to all Priority Liens securing Priority Lien Obligations and all Liens securing ABL Debt Obligations, in each case in accordance with the provisions of the intercreditor agreement.

The indenture also requires the Subordinated Lien Documents, if any, to provide that the provisions described in the foregoing clauses (1) through (7) are intended for the benefit of, and will be enforceable by, each present and future holder of Priority Lien Obligations and ABL Debt Obligations, each present and future Priority Lien Representative, the ABL Collateral Agent or other representative with respect to any ABL Debt Obligations and the collateral trustee as holder of Priority Liens, in each case, as a third party beneficiary. The

Subordinated Lien Representative of each future Series of Subordinated Lien Debt will be required to deliver a Lien Sharing and Priority Confirmation to the collateral trustee, the ABL Collateral Agent or other representative with respect to any ABL Debt Obligations and each Priority Lien Representative at the time of incurrence of such Series of Subordinated Lien Debt.

Relative Rights

Nothing in the note documents:

(1)	impairs, as between Stream and the holders of the notes, the obligation of Stream to pay principal, interest, premium, if any, or Special Interest, if any, on the notes in accordance with their terms or any other obligation of Stream or any Guarantor under the note documents;

(2)	affects the relative rights of holders of notes as against any other creditors of Stream or any Guarantor (other than holders of Subordinated Liens, Liens securing ABL Debt Obligations, Permitted Prior Liens or other Priority Liens);

(3)	restricts the right of any holder of notes to sue for payments that are then due and owing (but not the right to enforce any judgment in respect thereof against any Collateral to the extent specifically prohibited by the provisions described above under the captions (a) “—The Intercreditor Agreement—Limitation on Enforcement of Remedies,” (b) “—The Intercreditor Agreement—No Interference; Payment Over; Reinstatement,” (c) “—The Intercreditor Agreement—Agreements With Respect to Insolvency or Liquidation Proceedings,” (d)”—The Collateral Trust Agreement—Enforcement of Liens” or (e) “—The Collateral Trust Agreement—Insolvency or Liquidation Proceedings”);

(4)	restricts or prevents any holder of notes or other Priority Lien Obligations, the collateral trustee or any other Person from exercising any of its rights or remedies upon a Default or Event of Default not specifically restricted or prohibited by the provisions described above under the captions (a) “—The Intercreditor Agreement—Limitation on Enforcement of Remedies,” (b) “—The Intercreditor Agreement—No Interference; Payment Over; Reinstatement,” (c) “—The Intercreditor Agreement—Agreements With Respect to Insolvency or Liquidation Proceedings,” (d) “—The Collateral Trust Agreement—Enforcement of Liens” or (e) “—The Collateral Trust Agreement—Insolvency or Liquidation Proceedings;” or

(5)	restricts or prevents any holder of notes or other Priority Lien Obligations, the trustee, the collateral trustee or any other Person from taking any lawful action in an Insolvency or Liquidation Proceeding not specifically restricted or prohibited by the provisions described above under the captions (a) “—The Intercreditor Agreement—Agreements With Respect to Insolvency or Liquidation Proceedings,” (b) “—The Collateral Trust Agreement—Enforcement of Liens” or (c) “—The Collateral Trust Agreement—Insolvency or Liquidation Proceedings.”

Further Assurances

The indenture and the security documents provide that Stream and each of the Guarantors will do or cause to be done all acts and things that may be reasonably required, or that the collateral trustee from time to time may reasonably request, to assure and confirm that the collateral trustee holds, for the benefit of the holders of Secured Obligations, duly created and enforceable and perfected Liens upon the Collateral (including any property or assets that are acquired or otherwise become Collateral after the notes are issued), in each case, (i) as contemplated by, and with the Lien priority required under, the Secured Debt Documents, and (ii) subject to the provisions of the intercreditor agreement.

Upon the reasonable request of the collateral trustee or any Secured Debt Representative at any time and from time to time, Stream and each of the Guarantors will promptly execute, acknowledge and deliver such security documents, instruments, certificates, notices and other documents, and take such other actions as may be reasonably required, or that the collateral trustee may reasonably request, to create, perfect, protect, assure or enforce the Liens and benefits intended to be conferred, in each case as contemplated by the Secured Debt Documents for the benefit of the holders of Secured Obligations, subject to the provisions of the intercreditor agreement.

Compliance with the Trust Indenture Act

The indenture requires Stream to comply with the provisions of TIA §314. To the extent applicable, Stream will cause TIA §313(b), relating to reports, and TIA §314(d), relating to the release of property or securities or relating to the substitution therefor of any property or securities to be subjected to the Lien of the security documents, to be complied with. Any certificate or opinion required by TIA §314(d) may be made by an officer of Stream except in cases where TIA §314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected or reasonably satisfactory to the trustee.

Notwithstanding anything to the contrary in the preceding paragraph, Stream will not be required to comply with all or any portion of TIA §314(d) if Stream determines, in good faith based on advice of counsel, that under the terms of TIA §314(d) and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of TIA §314(d) is inapplicable to released Collateral. Stream and the Guarantors may, subject to the provisions of the indenture, among other things, without any release or consent by the collateral trustee or any holder of Priority Lien Obligations, conduct ordinary course activities with respect to the Collateral.

Mandatory Redemption

Stream is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Optional Redemption

At any time prior to October 1, 2012, Stream may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of notes issued under the indenture (including any additional notes), upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 111.25% of the principal amount thereof, plus accrued and unpaid interest and Special Interest (if any) thereon to the applicable redemption date (subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date), with the net cash proceeds of an Equity Offering by Stream or a contribution to Stream’s common equity capital made with the net cash proceeds of a concurrent Equity Offering by Stream’s direct or indirect parent; provided that:

(1)	at least 65% of the aggregate principal amount of notes issued under the indenture (including any additional notes, but excluding notes held by Stream and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)	the redemption occurs within 90 days of the date of the closing of such Qualified Equity Offering.

At any time prior to October 1, 2012, Stream may, on any one or more occasions, redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest and Special Interest (if any) to, the date of redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

In addition, at any time and from time to time prior to October 1, 2012, but not more than once in any twelve-month period, Stream may redeem, in the aggregate, up to 10% of the original aggregate principal amount of notes issued under the indenture at a redemption price of 103% of the principal amount thereof, plus accrued and unpaid interest and Special Interest (if any) to the applicable redemption date, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Except pursuant to the three preceding paragraphs, the notes will not be redeemable at Stream’s option prior to October 1, 2012.

On or after October 1, 2012, Stream may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Special Interest, if any, thereon, to the applicable redemption date, if redeemed during the 12-month period beginning on October 1 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2012	105.625%
2013 and thereafter	100.000%

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis (or, in the case of notes issued in global form as discussed under “—Book-Entry, Delivery and Form,” based on a method that most nearly approximates a pro rata selection as the trustee deems fair and appropriate) unless otherwise required by law or applicable stock exchange or depositary requirements.

No notes of $2,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder thereof upon cancellation of the original note; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, unless Stream defaults in the payment of the redemption price, interest ceases to accrue on notes or portions of them called for redemption.

Stream may acquire notes by means other than a redemption, whether pursuant to an issuer tender offer, open market purchase or otherwise, so long as the acquisition does not otherwise violate the terms of the indenture.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require Stream to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Stream will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Special Interest (if any) thereon, to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, Stream will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in such notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Stream will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Stream will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, Stream will, to the extent lawful:

(1)	accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions thereof being purchased by Stream.

The paying agent will promptly mail or wire transfer to each holder of notes properly tendered and so accepted the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. Any note so accepted for payment will cease to accrue interest on and after the Change of Control Payment Date. Stream will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require Stream to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that Stream repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Stream will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Stream and purchases all notes properly tendered and not withdrawn under such Change of Control Offer or (2) a notice of redemption has been given for all of the notes pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

The ABL Credit Facility provides that certain change of control events will constitute a default under the ABL Credit Facility. Credit agreements that Stream enters into in the future may contain similar provisions. Such defaults could result in amounts outstanding under the ABL Credit Facility and such other agreements being declared immediately due and payable or lending commitments being terminated. Additionally, Stream’s ability to pay cash to holders of notes following the occurrence of a Change of Control may be limited by their then existing financial resources; sufficient funds may not be available to Stream when necessary to make any required repurchases of notes. See “Risk Factors—Risks Related to the Notes—We may not be able to fulfill our repurchase obligations with respect to the notes upon a change of control or an asset sale.”

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Stream and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Stream to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Stream and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Stream will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	Stream (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)	at least 75% of the consideration therefor received by Stream or such Restricted Subsidiary is in the form of cash or Cash Equivalents or a combination of cash and Cash Equivalents; provided that, for purposes of this provision, each of the following shall be deemed to be cash:

(a)	any liabilities (as shown on Stream’s or such Restricted Subsidiary’s most recent balance sheet), of Stream or any Restricted Subsidiary (other than contingent liabilities, Indebtedness that is a Subordinated Lien Obligation, Indebtedness of Stream or any Guarantor that is unsecured or, by its terms, contractually subordinated in right of payment to the notes or any Note Guarantee and liabilities to the extent owed to Stream or any Restricted Subsidiary of Stream) that are assumed by the transferee of any such assets pursuant to an agreement that releases Stream or such Restricted Subsidiary, as the case may be, from or indemnifies them against further liability;

(b)	any securities, notes or other obligations received by Stream or any such Restricted Subsidiary, as the case may be, from such transferee that are converted by Stream or such Restricted Subsidiary into cash or Cash Equivalents within 180 days after consummation of such Asset Sale (to the extent of the cash or Cash Equivalents received in that conversion); and

(c)	in the case of an Asset Sale that constitutes a Sale of Primary Notes Collateral or a Sale of a Guarantor, any stock or assets of the kind referred to in clauses (1) or (2) of the third paragraph of this covenant and, in the case of any other Asset Sale, any stock or assets of the kind referred to in clauses (4) or (6) of the next paragraph of this covenant; and

(3)	in the case of an Asset Sale that constitutes a Sale of Primary Notes Collateral, Stream deposits the Net Proceeds therefrom as collateral in a segregated account or accounts (each, a “Collateral Proceeds Account”) held by or under the control of (for purposes of the Uniform Commercial Code) the collateral trustee or its agent to secure all Secured Obligations pursuant to arrangements reasonably satisfactory to the collateral trustee; provided that no such deposit will be required except to the extent the aggregate Net Proceeds from all Sales of Primary Notes Collateral received in any calendar year that are not held in a Collateral Proceeds Account and have not previously been applied in accordance with the provisions described in the next succeeding paragraph exceeds $2.0 million.

For purposes of this section under the caption “—Asset Sales”, in the event of any Sale of a Guarantor, the applicable Guarantor will be deemed to have engaged in a sale of the assets of such Guarantor and its Subsidiaries that are Guarantors (including, in the case of the portion of the Net Proceeds therefrom allocable to the Primary Notes Collateral under the definition of “Net Proceeds,” a Sale of Primary Notes Collateral).

Within 365 days after the receipt of any Net Proceeds from an Asset Sale other than a Sale of Primary Notes Collateral, Stream or such Restricted Subsidiary may apply such Net Proceeds at its option:

(1)	to repay, repurchase or redeem Priority Lien Obligations (including Obligations under the notes) or ABL Debt Obligations;

(2)	to repay any Indebtedness secured by a Permitted Prior Lien;

(3)	to repay Indebtedness and other obligations of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to Stream or another Restricted Subsidiary;

(4)	to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of Stream;

(5)	to make a capital expenditure;

(6)	to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business; or

(7)	any combination of the foregoing;

provided that Stream and its Restricted Subsidiaries will be deemed to have complied with the provision described in clauses (4) and (6) of this paragraph if and to the extent that, within 365 days after the Asset Sale that generated the Net Proceeds, Stream (or one or more of its Restricted Subsidiaries) has entered into and not abandoned or rejected a binding agreement to acquire the assets or Capital Stock of a Permitted Business or acquire such assets in compliance with the provision described in clauses (4) and/or (6) of this paragraph, and that acquisition is thereafter completed within 90 days after the end of such 365-day period. Pending the final application of any such Net Proceeds, Stream (or the applicable Restricted Subsidiary) may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the indenture.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale that constitutes a Sale of Primary Notes Collateral, Stream (or the applicable Restricted Subsidiary, as the case may be) may apply an amount equal to such Net Proceeds:

(1)	to purchase other assets that would constitute Primary Notes Collateral;

(2)	to purchase Capital Stock of another Permitted Business if, after giving effect to such purchase, the Permitted Business becomes a Guarantor or is merged into or consolidated with Stream or any Guarantor;

(3)	to make a capital expenditure with respect to assets that constitute Primary Notes Collateral;

(4)	to repay Indebtedness secured by a Permitted Prior Lien on any Primary Notes Collateral that was sold in such Asset Sale; or

(5)	any combination of the foregoing;

provided that Stream and its Restricted Subsidiaries will be deemed to have complied with the provision described in clauses (1) and (2) of this paragraph if, and to the extent that, within 365 days after the Asset Sale that generated the Net Proceeds, Stream (or one or more of its Restricted Subsidiaries) has entered into and not abandoned or rejected a binding agreement to purchase assets that constitute Primary Notes Collateral or Capital Stock of another Permitted Business in compliance with the provisions described in clauses (1) and/or (2) of this paragraph, and that purchase is thereafter completed within 90 days after the end of such 365-day period.

Any Net Proceeds from Asset Sales that are not applied or invested as described in the two preceding paragraphs will constitute “Excess Proceeds.” Within 10 days after the aggregate amount of Excess Proceeds (including any Excess Proceeds held in the Collateral Proceeds Account) exceeds $10.0 million, Stream will make an Asset Sale Offer to all holders of notes and all holders of other Priority Lien Debt containing provisions similar to those set forth in the indenture with respect to offers to purchase, prepay or redeem with the proceeds of sales of assets, to purchase, prepay or redeem the maximum principal amount of notes and such other Priority Lien Debt that may be purchased, prepaid or redeemed out of the Excess Proceeds. The offer price for the notes and any other Priority Lien Debt in any Asset Sale Offer will be equal to 100% of the principal amount of the notes and such other Priority Lien Debt purchased, plus accrued and unpaid interest and Special Interest (if any)

on the notes and any other Priority Lien Debt to the date of purchase (subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date), and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Stream may use such Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and such other Priority Lien Debt tendered into (or required to be prepaid or redeemed in connection with) such Asset Sale Offer exceeds the amount of Excess Proceeds (including any Excess Proceeds held in the Collateral Proceeds Account), the notes and such other Priority Lien Debt shall be purchased on a pro rata basis based on the principal amount of notes and such other Priority Lien Debt tendered or required to be prepaid or redeemed. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

The ABL Credit Facility provides that certain asset sales will constitute a default under the ABL Credit Facility. Credit agreements that Stream enters into in the future may contain similar provisions. Such defaults could result in amounts outstanding under the ABL Credit Facility and such other agreements being declared immediately due and payable or lending commitments being terminated. Additionally, Stream’s ability to pay cash to holders of notes following the occurrence of an Asset Sale may be limited by their then existing financial resources; sufficient funds may not be available to Stream when necessary to make any required repurchases of notes. See “Risk Factors—Risks Related to the Notes—We may not be able to fulfill our repurchase obligations with respect to the notes upon a change of control or an asset sale.”

Stream will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Stream will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

Certain Covenants

Restricted Payments

(A)	Stream will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of Stream’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Stream or any of its Restricted Subsidiaries) or to the direct or indirect holders of Stream’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions payable in Equity Interests (other than Disqualified Stock) of Stream and other than dividends, payments or distributions payable to Stream or a Restricted Subsidiary of Stream);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Stream) any Equity Interests of Stream or any direct or indirect parent of Stream;

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Lien Debt or any Indebtedness of Stream or any Guarantor that is unsecured or contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among Stream and any of its Restricted Subsidiaries), except payments of interest or principal at the Stated Maturity thereof; or

(4)	make any Restricted Investment

(all such restricted payments and other restricted actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(2)	Stream would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Stream and its Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by the provisions described in clauses (2) through (12) of the next succeeding paragraph (B)), is less than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of Stream for the period (taken as one accounting period) from the beginning of the first fiscal quarter beginning after the date of the indenture to the end of Stream’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b)	100% of the aggregate net cash proceeds and the Fair Market Value of assets other than cash received by Stream since the date of the indenture as a contribution to its equity capital or from the issue or sale of Equity Interests of Stream (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Stream that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Stream), plus

(c)	to the extent that any Restricted Investment that was made after the date of the indenture is (a) sold for cash or otherwise cancelled, liquidated or repaid for cash, or (b) made in an entity that subsequently becomes a Restricted Subsidiary of Stream, the amount of cash received upon repayment or sale; plus

(d)	to the extent that any Unrestricted Subsidiary of Stream designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the Fair Market Value of Stream’s Restricted Investment in such Subsidiary as of the date of such redesignation or (ii) the aggregate amount of Restricted Investments of Stream and its Restricted Subsidiaries in such Subsidiary at or subsequent to the time that such Subsidiary was designated an Unrestricted Subsidiary; plus

(e)	100% of any dividends received in cash by Stream or a Restricted Subsidiary of Stream that is a Guarantor after the date of the indenture from an Unrestricted Subsidiary of Stream, to the extent that such dividends were not otherwise included in the Consolidated Net Income of Stream for such period.

(B)	The preceding provisions do not prohibit:

(1)	the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, such dividend or redemption would have complied with the provisions of the indenture;

(2)	the making of any Restricted Payment in exchange for, or out of or with the net cash proceeds of substantially concurrent contributions to the equity capital of Stream or a substantially concurrent sale (other than to a Subsidiary of Stream) of, Equity Interests of Stream (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from the amounts described in clause (3)(b) of the preceding paragraph (A) and in clause (5) of this paragraph (B);

(3)	the payment, defeasance, redemption, repurchase, retirement or other acquisition of Indebtedness of Stream or any Guarantor that is unsecured or contractually subordinated to the notes or to any Note Guarantee or any Subordinated Lien Debt or any Disqualified Stock of Stream or any Restricted Subsidiary thereof in exchange for, or out of the net cash proceeds from, a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4)	the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of Stream to the holders of its Equity Interests on a pro rata basis;

(5)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Stream or any Restricted Subsidiary of Stream held by any current or former officer, director or employee of Stream or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1.0 million in any twelve-month period; provided further, that Stream may carry over and make in subsequent twelve-month periods, in addition to the amounts permitted for such twelve-month period, any unutilized capacity under this clause (5) attributable to the immediately preceding twelve-month period; provided, further, that such amount in any twelve-month period may be increased by an amount not to exceed the cash proceeds from the sale of Equity Interests of Stream (other than Disqualified Stock) and, to the extent contributed to Stream as common equity capital, the cash proceeds from the sale of Equity Interests of any of Stream’s direct or indirect parent companies, in each case to members of management, directors or consultants of Stream, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the date of the indenture to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the making of Restricted Payments pursuant to clause (3)(b) of the preceding paragraph (A) or clause (2) of this paragraph (B); and in addition, cancellation of Indebtedness owing to Stream from any current or former officer, director or employee (or any permitted transferees thereof) of Stream or any of its Restricted Subsidiaries (or any direct or indirect parent company thereof), in connection with a repurchase of Equity Interests of Stream from such Persons will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provisions of the indenture;

(6)	the repurchase of Equity Interests deemed to occur upon the exercise of options or warrants if such Equity Interests represents all or a portion of the exercise price thereof;

(7)	so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of Stream or any preferred stock of any Restricted Subsidiary of Stream issued on or after the date of the indenture in accordance with the Fixed Charge Coverage Ratio test described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(8)	the repayment, repurchase or redemption and retirement of the Indebtedness described in this prospectus under the caption “Use of Proceeds” and any payments on the date of the indenture necessary to consummate the Combination as described in this prospectus;

(9)	the distribution, as a dividend or otherwise, of Equity Interests of any Unrestricted Subsidiary;

(10)	so long as no Default or Event of Default has occurred and is continuing, within 120 days after completion of any offer to repurchase notes pursuant to the covenant described above under the captions “—Repurchase at the Option of Holders—Asset Sales” or “—Repurchase at the Option of Holders—Change of Control” (including the purchase of all notes tendered), any purchase or redemption of any Subordinated Lien Debt or any Indebtedness of Stream or any Guarantor that is unsecured or contractually subordinated to the notes or to any Note Guarantee, in each case, that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Asset Sale or such Change of Control;

(11)	so long as no Default or Event of Default has occurred and is continuing, the repurchase of warrants outstanding on the date of the indenture in an amount not to exceed $10.0 million; and

(12)	so long as no Default or Event of Default has occurred and is continuing, other Restricted Payments in an amount which, taken together with all other Restricted Payments made pursuant to the provision described in this clause (12), do not exceed $15.0 million.

The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by Stream or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

Incurrence of Indebtedness and Issuance of Preferred Stock

Stream will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Stream will not issue any Disqualified Stock and Stream will not permit any of its Restricted Subsidiaries to issue any preferred stock; provided, however, that Stream may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Guarantor may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for Stream’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant does not prohibit the incurrence or issuance of any of the following (collectively, “Permitted Debt”):

(1)	Indebtedness of Stream or any Restricted Subsidiary under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Stream and its Restricted Subsidiaries thereunder) not to exceed the greater of (a) $100.0 million and (b) the amount of the Borrowing Base as of the date of such incurrence;

(2)	Existing Indebtedness;

(3)	the notes and the related note guarantees to be issued on the date of the indenture and the exchange notes and the related note guarantees to be issued pursuant to the registration rights agreement;

(4)

Indebtedness of Stream or any of its Restricted Subsidiaries represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of Stream or any of its Restricted Subsidiaries, in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed as of the date of incurrence the greater of (a) $35.0 million and (b) 12.5% of Stream’s Consolidated Net Tangible Assets;

(5)	Permitted Refinancing Indebtedness incurred by Stream or any of its Restricted Subsidiaries in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the provisions described in first paragraph under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or clauses (2), (3), (5) or (14) of this paragraph;

(6)	intercompany Indebtedness between or among Stream or any of its Restricted Subsidiaries and owing to and held by Stream or any of its Restricted Subsidiaries; provided, however, that:

(a)	if Stream or any Guarantor is the obligor on such Indebtedness and the payee is not Stream or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of Stream, or the Note Guarantee, in the case of a Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Stream or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Stream or a Restricted Subsidiary thereof, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Stream or such Restricted Subsidiary, as the case may be, that was not permitted by the provision described in this clause (6);

(7)	shares of preferred stock issued by any of Stream’s Restricted Subsidiaries to Stream or to any of its Restricted Subsidiaries; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than Stream or a Restricted Subsidiary of Stream; and

(b)	any sale or other transfer of any such preferred stock to a Person that is not either Stream or a Restricted Subsidiary of Stream,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)	Hedging Obligations incurred by Stream or any of its Restricted Subsidiaries in the ordinary course of business;

(9)	the Guarantee by Stream or any of the Guarantors of Indebtedness of Stream or a Restricted Subsidiary of Stream and the Guarantee by a Foreign Subsidiary of Indebtedness of another Foreign Subsidiary, in each case, that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee must be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10)	the incurrence by Stream or any Restricted Subsidiary of Indebtedness evidenced by letters of credit issued in the ordinary course of business to secure workers’ compensation and other insurance coverage;

(11)	Indebtedness of Stream or any of its Restricted Subsidiaries in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds in the ordinary course of business;

(12)	Indebtedness of Stream or any of its Restricted Subsidiaries arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(13)	Indebtedness arising from agreements of Stream or a Restricted Subsidiary providing for indemnification, contribution, adjustment of purchase price, earn out or similar obligations, in each case, incurred or assumed in connection with the disposition of any business or assets of Stream or any Restricted Subsidiary or Capital Stock of a Restricted Subsidiary; provided that the maximum aggregate liability in respect of all such Indebtedness incurred pursuant to this clause (13) shall at no time exceed the gross proceeds actually received by Stream and its Restricted Subsidiaries in connection with such dispositions;

(14)	Indebtedness of Persons that are acquired by Stream or any Restricted Subsidiary or merged into Stream or a Restricted Subsidiary in accordance with the terms of the indenture; provided that (a) such Indebtedness is not incurred in contemplation of such acquisition or merger; and (b) after giving effect to such acquisition or merger, Stream would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant; and

(15)	additional Indebtedness of Stream or any of its Restricted Subsidiaries in an aggregate principal amount at any time outstanding pursuant to this clause (15), including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (15), not to exceed $25.0 million; provided, however, that the aggregate principal amount of Indebtedness incurred pursuant to this clause (15) by Restricted Subsidiaries that are not Guarantors may not exceed $10.0 million at any time outstanding.

For purposes of determining compliance with the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” in the event that any proposed Indebtedness or preferred stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above, or is entitled to be incurred or issued pursuant to the first paragraph of this covenant, Stream, in its sole discretion, will be permitted to divide and classify at the time of its incurrence or issuance, and may from time to time divide or reclassify, all or a portion of such item of Indebtedness or preferred stock in any manner that complies with this covenant. Indebtedness under the ABL Credit Facility outstanding on the date of the indenture will be deemed to have been incurred on that date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

Stream will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Stream or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable note guarantees on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Stream solely by virtue of being unsecured or by virtue of being secured on a junior priority basis or by virtue of being structurally subordinated.

The accrual of interest or preferred stock dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on preferred stock or Disqualified Stock in the form of additional shares of the same class of preferred stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of preferred stock or Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of Stream as accrued. For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Stream or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such assets at the date of determination; and

(b)	the amount of the Indebtedness of the other Person.

Liens

Stream will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness or trade payables upon any of their property or assets, now owned or hereafter acquired.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Stream will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to Stream or any of its Restricted Subsidiaries or pay any indebtedness owed to Stream or any of its Restricted Subsidiaries;

(2)	make loans or advances to Stream or any of its Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its properties or assets to Stream or any of its Restricted Subsidiaries.

However, the preceding restrictions do not apply to encumbrances or restrictions existing under or by reason of:

(1)	the ABL Credit Facility and any amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings thereof;

(2)	Existing Indebtedness or any other agreements in effect on the date of the indenture and any amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings thereof; provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend an other payment restrictions than those in effect on the date of the indenture;

(3)	the indenture, the notes, the note guarantees and the security documents;

(4)	agreements governing other Indebtedness permitted to be incurred under the provisions of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the restrictions therein are not materially more restrictive, taken as a whole, than those contained in the indenture, the notes, the note guarantees and the security documents;

(5)	agreements governing other Indebtedness of Foreign Subsidiaries permitted to be incurred under the provisions of the covenant described above under the caption “—Incurrence of Indebtedness and

Issuance of Preferred Stock” and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements;

(6)	applicable law, rule, regulation or administrative or court order;

(7)	any instrument governing Indebtedness or Capital Stock of a Person acquired by Stream or any of its Restricted Subsidiaries existing at the time of such acquisition and not incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired and any amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings thereof; provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacement or refinancings are not materially more restrictive, taken as a whole, than those contained in the notes, the note guarantees and the security documents or such other agreements as in effect on the date of the acquisition;

(8)	customary non-assignment provisions in contracts, leases, and licenses entered into in the ordinary course of business;

(9)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(10)	any agreement for the sale or other disposition of all or substantially all of the Capital Stock of, or property and assets of, a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending such sale or other disposition;

(11)	Permitted Refinancing Indebtedness; provided that the encumbrances and restrictions contained in the agreements governing that Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(12)	Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(13)	provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment) entered into with the approval of Stream’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(14)	any agreement or instrument relating to any property, asset or business acquired by Stream or any of its Restricted Subsidiaries as in effect at the time of such acquisition, which encumbrance or restriction is not applicable to any property, asset or business other than the properties, assets or businesses so acquired;

(15)	customary restrictions imposed on the transfer of, or in licenses related to, copyrights, patents or other intellectual property and contained in agreements entered into in the ordinary course of business;

(16)	any restriction contained in mortgages, pledges or other agreements securing Indebtedness of Stream or any Restricted Subsidiary to the extent such restriction restricts the transfer of the property subject to such mortgages, pledges or other security agreements; and

(17)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

Stream will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Stream is the surviving corporation) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of Stream and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person or Persons, unless:

(1)	either: (a) Stream is the surviving corporation; or (b) the Person formed by or surviving such consolidation or merger (if other than Stream) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made (i) is a corporation, limited liability company or partnership organized or existing under the laws of the United States, any state thereof or the District of Columbia (provided that if such Person is a limited liability company or partnership (A) a corporate Wholly Owned Restricted Subsidiary of such Person organized or existing under the laws of the United States, any state thereof or the District of Columbia, or (B) a corporation of which such Person is a Wholly Owned Restricted Subsidiary organized or existing under the laws of the United States, any state thereof or the District of Columbia, is a co-issuer of the notes or becomes a co-issuer of the notes in connection therewith) and (ii) assumes all the obligations of Stream under the notes, the indenture, the registration rights agreement and the security documents pursuant to agreements reasonably satisfactory to the trustee;

(2)	immediately after giving effect to such transaction no Default or Event of Default exists; and

(3)	immediately after giving effect to such transaction on a pro forma basis, Stream or the Person formed by or surviving any such consolidation or merger (if other than Stream), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock.”

In addition, neither Stream nor any Restricted Subsidiary of Stream may, directly or indirectly, lease all or substantially all of the properties or assets of Stream and its Restricted Subsidiaries, taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among Stream and its Restricted Subsidiaries. Clauses (2) and (3) of the first paragraph of this covenant will not apply to (1) any merger or consolidation of Stream with or into one of its Restricted Subsidiaries for any purpose or (2) with or into an Affiliate solely for the purpose of reincorporating Stream in another jurisdiction.

Transactions with Affiliates

Stream will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate of Stream (each, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $500,000, unless:

(1)	such Affiliate Transaction is on terms that are no less favorable to Stream or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm’s length transaction by Stream or such Restricted Subsidiary with a Person that is not an Affiliate of Stream; and

(2)	Stream delivers to the trustee:

(a)

with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors of Stream set forth in an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with the covenant described under the caption “—Transactions with Affiliates” and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of Stream’s Board of Directors, or, if there are no such members of Stream’s Board of Directors, Stream delivers to the trustee an opinion as to the fairness to Stream of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an independent accounting, appraisal or investment banking firm of national standing; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, an opinion as to the fairness to Stream of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an independent accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment or compensation agreement (whether based in cash or securities), officer or director indemnification agreement, service or termination agreement or any similar arrangement entered into by Stream or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto and any transactions pursuant to stock option plans, stock ownership plans and employee benefit plans or similar arrangements;

(2)	transactions between or among Stream and/or its Restricted Subsidiaries;

(3)	Restricted Payments that are permitted by the provisions of the indenture described above under the caption “—Restricted Payments” or any Permitted Investments;

(4)	any issuance of Equity Interests (other than Disqualified Stock) of Stream;

(5)	transactions with a Person (other than an Unrestricted Subsidiary of Stream) that is an Affiliate of Stream solely because Stream, directly or indirectly, owns Equity Interests in, or controls, such Person;

(6)	payment of reasonable and customary fees and reimbursements of expenses (pursuant to indemnity arrangements or otherwise) of officers, directors, employees or consultants of Stream or any of its Restricted Subsidiaries;

(7)	loans and advances to employees in the ordinary course of business not to exceed $2.5 million in the aggregate amount at any one time outstanding;

(8)	transactions with customers, clients, suppliers, or purchasers or sellers of goods or services that do not, directly or indirectly, own Equity Interests in Stream and in which Stream does not, directly or indirectly, own Equity Interests, in each case, in the ordinary course of business and otherwise in compliance with the terms of the indenture and which are on terms that are no less favorable to Stream or the relevant Restricted Subsidiary that those that would have been obtained in a comparable arm’s length transaction with a person that is not an Affiliate of Stream;

(9)	any agreement between any Person and an Affiliate of such Person existing at the time such Person is acquired by or merged into Stream or any of Stream’s Restricted Subsidiaries; provided that such agreement was not entered into contemplation of such acquisition or merger; and

(10)	transactions pursuant to the Stockholders’ Agreement, the Stockholders’ Registration Rights Agreement and other agreements or arrangements in each case as in effect on the date of the indenture, or any amendment, modification or supplement thereto or any renewal, extension, refinancing, refunding or replacement thereof, as long as such agreement or arrangement as so amended, modified, supplemented, renewed, extended, refinanced, refunded or replaced, taken as a whole, is not materially more disadvantageous to Stream and its Restricted Subsidiaries than the original agreement or arrangement as in effect on the date of the indenture.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of Stream may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Stream and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by Stream. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of Stream may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Restricted Subsidiary of Stream as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors of Stream giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the indenture. If, at any time, any Unrestricted Subsidiary would fail to meet any of the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred or made by a Restricted Subsidiary of Stream as of such date and, if such Indebtedness is not permitted to be incurred or made as of such date under the indenture, Stream shall be in default under the indenture.

The Board of Directors of Stream may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of Stream; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Stream of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Default or Event of Default would be in existence following such designation.

Additional Guarantees

If Stream or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary on or after the date of the indenture, then that newly acquired or created Domestic Subsidiary must become a Guarantor, execute a supplemental indenture and deliver an Opinion of Counsel to the trustee within 20 business days of the date of such acquisition or creation. In addition, any Restricted Subsidiary of Stream (other than a Guarantor) that guarantees any Indebtedness of Stream or any Guarantor must become a Guarantor, execute a supplemental indenture and deliver an Opinion of Counsel to the trustee.

Stream will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of Stream or any Guarantor (including, but not limited to, any Indebtedness under any Credit Facility) unless such Restricted Subsidiary is a Guarantor or simultaneously executes and delivers a supplemental indenture providing for the Guarantee of the payment of the notes by such Restricted Subsidiary, which Guarantee shall be senior in right of payment to or pari passu in right of payment with such Subsidiary’s Guarantee of such other Indebtedness. The form of the Note Guarantee will be attached as an exhibit to the indenture. Notwithstanding the foregoing, any Domestic Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—A court could void our subsidiaries’ guarantees of the notes under fraudulent transfer laws.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Stream or another Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Note Guarantee, the registration rights agreement and the security documents securing the notes pursuant to documentation satisfactory to the trustee and the collateral trustee; or

(b)	such sale or other disposition or consolidation or merger complies with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

The Note Guarantee of a Guarantor will be released:

(1)	in connection with any sale or other disposition of Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of Stream, such that, immediately after giving effect to such transaction, such Guarantor would no longer constitute a Subsidiary of Stream, if the sale of such Capital Stock of that Guarantor complies with the covenants described above under the caption “—Repurchase at the Option of Holders—Asset Sales” and “—Certain Covenants—Restricted Payments;”

(2)	if Stream properly designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary under the indenture;

(3)	solely in the case of a Note Guarantee created pursuant to the provision described in the second paragraph under the caption “—Additional Guarantees,” upon the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee pursuant to the covenant described under the caption “—Additional Guarantees,” except a discharge or release by or as a result of payment under such Guarantee; or

(4)	upon Legal Defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

Business Activities

Stream will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Stream and its Restricted Subsidiaries taken as a whole.

Payments for Consent

Stream will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, Stream will furnish to the holders of notes or cause the trustee to furnish to the holders of notes (or file with the SEC for public availability), within the time periods specified in the SEC’s rules and regulations:

(1)	all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if Stream were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by Stream’s certified independent accountants; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if Stream were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. In addition, whether or not required by the SEC, Stream will file a copy of all of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods. Stream will, at all times after the effectiveness of any Exchange Offer Registration Statement or Shelf Registration Statement, comply with TIA §314(a).

If, at any time, Stream is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Stream will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. Stream will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept Stream’s filings for any reason, Stream will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if Stream were required to file those reports with the SEC.

If Stream has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Stream and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Stream.

In addition, Stream and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

An Event of Default under the indenture is defined as:

(1)	default for 30 consecutive days in the payment when due of interest on, or Special Interest with respect to, the notes;

(2)	default in payment when due (whether at maturity, upon acceleration, redemption or otherwise) of the principal of, or premium, if any, on the notes;

(3)	failure by Stream or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control” “—Certain Covenants—Merger, Consolidation or Sale of Assets” or under the fourth paragraph under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(4)	failure by Stream or any of its Restricted Subsidiaries for 60 days after written notice by the trustee or holders representing 25% or more of the aggregate principal amount of notes outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5)

default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Stream or any of Stream’s Restricted Subsidiaries that are Significant Subsidiaries (or any group of Restricted Subsidiaries of

Stream that together would constitute a Significant Subsidiary of Stream), or the payment of which is guaranteed by Stream or any of Stream’s Restricted Subsidiaries that are Significant Subsidiaries (or any group of Restricted Subsidiaries of Stream that together would constitute a Significant Subsidiary of Stream), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

(a)	is caused by a failure to pay principal of, premium on, if any, or interest, if any, on, such Indebtedness prior to the expiration of the grace period (and, in the case of any Capital Lease Obligation, after the resolution of any dispute relating to any non-payment based on a dispute of the operability of the assets subject to such Capital Lease Obligation) provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(6)	failure by Stream or any of Stream’s Restricted Subsidiaries that are Significant Subsidiaries (or any group of Restricted Subsidiaries of Stream that together would constitute a Significant Subsidiary of Stream) to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $10.0 million (excluding amounts covered by insurance provided by a carrier that has acknowledged coverage in writing and has the ability to perform), which judgments are not paid, discharged or stayed for a period of 60 days;

(7)	the occurrence of any of the following:

(a)	any Secured Debt Document is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, other than in accordance with the terms of the relevant Secured Debt Document and the indenture; provided that it will not be an Event of Default under the provisions described in this clause (7)(a) if the sole result of the failure of one or more security documents to be fully enforceable is that any Subordinated Lien purported to be granted under such security documents on Collateral ceases to be enforceable and perfected;

(b)	default by Stream or any Guarantor in the performance of any of its obligations under any security document, which adversely affects the enforceability, validity, perfection or priority of the Priority Liens on the Collateral, taken as a whole, in any material respect;

(c)	except as permitted by the indenture, any Priority Lien purported to be granted under any security document on Collateral, individually or in the aggregate, having a Fair Market Value in excess of $5.0 million ceases to be an enforceable and perfected first-priority Lien, subject only to Permitted Prior Liens, other than as a result of any action or inaction by the collateral trustee; or

(d)	Stream or any Guarantor, or any Person acting on behalf of any of them, denies or disaffirms, in writing, any obligation of Stream or any Guarantor set forth in or arising under any Secured Debt Document;

(8)	except as permitted by the indenture, any Note Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee; and

(9)	certain events of bankruptcy or insolvency described in the indenture with respect to Stream, any Guarantor or any Restricted Subsidiary that is a Significant Subsidiary of Stream (or any Restricted Subsidiaries of Stream that together would constitute a Significant Subsidiary).

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Stream, any Guarantor or any Restricted Subsidiary that is a Significant Subsidiary of Stream (or any Restricted

Subsidiaries that together would constitute a Significant Subsidiary of Stream), all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately; provided, however, that so long as any Indebtedness permitted to be incurred pursuant to the ABL Credit Facility shall be outstanding, that acceleration shall not be effective until the earlier of:

(1)	an acceleration of Indebtedness under the ABL Credit Facility; or

(2)	five business days after receipt by Stream and the agent under the ABL Credit Facility of written notice of such acceleration.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or premium, if any, or Special Interest, if any) if it determines that withholding notice is in their interest. The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Special Interest, if any, on, premium, if any, on, or the principal of, the notes.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, interest or Special Interest, if any, when due, a holder may not pursue any remedy with respect to the indenture or the notes unless:

(1)	the holder gives the trustee written notice of a continuing Event of Default;

(2)	the holders of at least 25% in aggregate principal amount of outstanding notes make a written request to the trustee to pursue the remedy;

(3)	such holder or holders offer and, if requested, provide to the trustee security or indemnity reasonably satisfactory to the trustee against any loss, liability or expense;

(4)	the trustee does not comply with the request within 90 days after receipt of the request and the offer of security or indemnity; and

(5)	during such 90-day period, the holders of a majority in aggregate principal amount of the outstanding notes do not give the trustee a direction that is inconsistent with the request.

In the case of any Event of Default occurring on or after October 1, 2012 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Stream with the intention of avoiding payment of the premium that Stream would have had to pay if Stream then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, then, upon acceleration of the notes, an equivalent premium will also become and be immediately due and payable, to the extent permitted by law, anything in the indenture or in the notes to the contrary notwithstanding. If an Event of Default occurs prior to October 1, 2012 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Stream with the intention of avoiding the prohibition on redemption of the notes prior to such date, then upon acceleration of the notes, an additional premium specified in the indenture will also become and be immediately due and payable, to the extent permitted by law.

Stream is required to deliver to the trustee annually within 90 days after the end of each fiscal year a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Stream is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Stream or any Guarantor, as such, shall have any liability for any obligations of Stream or the Guarantors under the notes, the indenture, the note guarantees, the note documents or the security documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Stream may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their note guarantees (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Special Interest, if any, on such notes when such payments are due from the trust referred to below;

(2)	Stream’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee under the indenture, and Stream’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, Stream may, at its option and at any time, elect to have the obligations of Stream and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default and Remedies” will no longer constitute Events of Default with respect to the notes. Stream may exercise its Legal Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	Stream must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Special Interest, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and Stream must specify whether the notes are being defeased to Stated Maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, Stream shall have delivered to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that (a) Stream has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, Stream shall have delivered to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit (and any similar concurrent deposit relating to other Indebtedness), and the granting of Liens to secure such borrowings);

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture and the agreements governing any other Indebtedness being defeased, discharged or replaced) to which Stream or any of the Guarantors is a party or by which Stream or any of the Guarantors is bound;

(6)	Stream must deliver to the trustee an Officers’ Certificate stating that the deposit was not made by Stream with the intent of preferring the holders of notes over the other creditors of Stream with the intent of defeating, hindering, delaying or defrauding creditors of Stream or others;

(7)	if the notes are to be redeemed prior to their Stated Maturity, Stream must deliver to the trustee irrevocable instructions to redeem all of the notes on the specified redemption date; and

(8)	Stream must deliver to the trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

The Collateral will be released from the Lien securing the notes, as provided under the caption “—The Collateral Trust Agreement—Release of Liens in Respect of Notes,” upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described above.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture, the notes or the note guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, additional notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium on, if any, interest or Special Interest, if any, on, the notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of the indenture or the notes or the note guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, additional notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the Stated Maturity of any note or alter the provisions, or waive any payment, with respect to the redemption of the notes, other than provisions relating to the covenants described under “—Repurchase at the Option of Holders;”

(3)	reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, or Special Interest, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any note issued under the indenture payable in money other than U.S. dollars;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium, if any, or Special Interest, if any, on the notes;

(7)	release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture;

(8)	make any changes that would impair the right to institute suit for the enforcement of any payment on or with respect to the notes or the note guarantees, subject to Section 316 of the Trust Indenture Act; or

(9)	make any change in the preceding amendment and waiver provisions.

In addition, any amendment to, or waiver of, the provisions of the indenture or any security document that has the effect of releasing all or substantially all of the Collateral from the Liens securing the notes will require the consent of the holders of at least 66 2 /3% in aggregate principal amount of the notes then outstanding (but only to the extent any such consent is required under the Collateral Trust Agreement).

Notwithstanding the preceding, without the consent of any holder of notes, Stream, the Guarantors and the trustee may amend or supplement the indenture, the notes or the note guarantees:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of Stream’s or any Guarantor’s obligations to holders of notes and note guarantees in the case of a merger or consolidation or sale of all or substantially all of Stream’s or such Guarantor’s assets;

(4)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)	to comply with the provision described under “—Certain Covenants—Guarantees;”

(7)	to conform the text of the indenture, the notes, the note guarantees or the security documents to any provision of this Description of the Exchange Notes to the extent that such provision in this Description of the Exchange Notes was intended to be a verbatim recitation of a provision of the indenture, the notes, the note guarantees or the security documents, which intent may be evidenced by an officers’ certificate to that effect;

(8)	to evidence and provide for the acceptance of appointment by a successor trustee; provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of the indenture or to provide for a successor or replacement collateral trustee under the security documents;

(9)	to provide for the issuance of additional notes in accordance with the limitations in the indenture;

(10)	to make, complete or confirm any grant of Collateral permitted or required by the indenture or any of the security documents or any release, termination or discharge of Collateral that becomes effective as set forth in the indenture or any of the security documents; or

(11)	to grant any Lien for the benefit of the holders of the notes.

In addition, the collateral trustee and the trustee will be authorized to amend the security documents to add additional secured parties to the extent Liens securing obligations held by such parties are permitted under the indenture and that after so securing any such additional secured parties, the amount of Priority Lien Debt does not exceed the Priority Lien Cap and the amount of Subordinated Lien Debt does not exceed the Subordinated Lien Cap.

The consent of the holders of the notes is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if the consent approves the substance of the proposed amendment.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)	all notes that have been authenticated (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust and thereafter repaid to Stream) have been delivered to the trustee for cancellation; or

(b)	all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and Stream or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium, if any, and Special Interest, if any, and accrued interest to the date of maturity or redemption;

(2)	in respect of clause 1(b), no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Indebtedness and, in each case, the granting of Liens to secure such borrowings) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Stream or any Guarantor is a party or by which Stream or any Guarantor is bound (other than with respect to the borrowing of funds to be applied concurrently to make the deposit required to effect such satisfaction and discharge and any similar concurrent deposit relating to other Indebtedness, and in each case the granting of Liens to secure such borrowings);

(3)	Stream or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4)	Stream has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Stream must deliver an Officers’ Certificate and an Opinion of Counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The Collateral will be released from the Lien securing the notes, as provided under the caption “—The Collateral Trust Agreement—Release of Liens in Respect of Notes,” upon a satisfaction and discharge in accordance with the provisions described above.

Concerning the Trustee

If the trustee becomes a creditor of Stream or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions.

The indenture provides that in case an Event of Default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the trustee security and indemnity reasonably satisfactory to it against any loss, liability or expense.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“ABL Credit Facility” means that certain credit agreement, dated as of the date of the indenture, by and among Stream, the Subsidiaries (whether as borrowers or guarantors) of Stream party thereto, Wells Fargo Foothill, LLC, as agent and the other agents and lenders party thereto from time to time, and Wells Fargo Foothill, LLC and Goldman Sachs Bank USA (or a designated affiliate thereof), as co-arrangers, and any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, adjusted, waived, renewed, modified, refunded, replaced, restated, restructured, increased, supplemented or refinanced in whole or in part from time to time, regardless of whether such amendment, restatement, adjustment, waiver, modification, renewal, refunding, replacement, restatement, restructuring, increase, supplement or refinancing is with the same financial institutions (whether as agents or lenders) or otherwise.

“ABL Debt” means

(1)	Indebtedness of Stream and its Restricted Subsidiaries outstanding under the ABL Credit Facility on the date of the indenture or incurred from time to time after the date of the indenture under the ABL Credit Facility; and

(2)	additional Indebtedness (including letters of credit and reimbursement obligations with respect thereto) of Stream or any Restricted Subsidiary thereof that is secured equally and ratably with the Indebtedness described in clause (1) of this definition by senior Liens on Primary ABL Collateral and the Foreign ABL Collateral and junior Liens on Primary Notes Collateral that were permitted to be incurred and secured under each applicable ABL Document; provided, in the case of any additional Indebtedness referred to in this clause (2), that:

(a)	on or before the date on which such additional Indebtedness is incurred by Stream or such Restricted Subsidiary, as applicable, such additional Indebtedness is designated by Stream, in an Officers’ Certificate delivered to the collateral trustee, as “ABL Debt” for purposes of the Secured Debt Documents; provided, that such Indebtedness may not be designated as both ABL Debt and Priority Lien Debt, or designated as both ABL Debt and Subordinated Lien Debt; and

(b)	the collateral agent or other representative with respect to such Indebtedness, the ABL Collateral Agent, the collateral trustee, Stream and each applicable Restricted Subsidiary have duly executed and delivered the intercreditor agreement (or a joinder to the intercreditor agreement or a new intercreditor agreement substantially similar to the intercreditor agreement, as in effect on the date of the indenture, and in a form reasonably acceptable to each of the parties thereto).

“ABL Debt Documents” means the ABL Credit Facility, any additional credit agreement or indenture related thereto and all other loan documents, security documents, notes, guarantees, instruments and agreements governing or evidencing, or executed or delivered in connection with, the ABL Credit Facility.

“ABL Debt Obligations” means ABL Debt incurred or arising under the ABL Debt Documents and all other Obligations (excluding any Obligations that would constitute ABL Debt), together with Banking Product Obligations of Stream or any Restricted Subsidiary thereof relating to services provided to Stream or any Restricted Subsidiary thereof that are secured, or intended to be secured, by the ABL Debt Documents if the provider of such Banking Product Obligations has agreed to be bound by the terms of the intercreditor agreement or such provider’s interest in the Primary ABL Collateral is subject to the terms of the intercreditor agreement.

“ABL Foreign Collateral” means all assets and properties of the Foreign Subsidiaries of Stream which are subject to Liens securing the ABL Debt Obligations.

“ABL Lien Cap” means, as of any date of determination, the greater of (1) the sum of (a) $100.0 million and (b) up to $15.0 million of Indebtedness incurred pursuant to clause (15) of the second paragraph of the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” and (2) the amount of the Borrowing Base as of such date, after giving pro forma effect to the incurrence of any ABL Debt and the application of the net proceeds therefrom.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into, or becomes a Subsidiary of, such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the acquisition of eTelecare Global Solutions, Inc. in a stock-for-stock exchange pursuant to a share exchange agreement, dated August 14, 2009, among Stream, EGS Corp., a Philippine corporation, EGS Dutchco B.V., a corporation organized under the laws of the Netherlands and New Bridge International Investment Ltd., a British Virgin Islands company.

“Act of Required Debtholders” means, as to any matter at any time:

(1)	prior to the Discharge of Priority Lien Obligations, a direction in writing delivered to the collateral trustee by or with the written consent of the holders of a majority of the sum of:

(a)	the aggregate outstanding principal amount of Priority Lien Debt (including outstanding letters of credit whether or not then drawn); and

(b)	other than in connection with the exercise of remedies, the aggregate unfunded commitments to extend credit which, when funded, would constitute Priority Lien Debt; and

(2)	at any time after the Discharge of Priority Lien Obligations, a direction in writing delivered to the collateral trustee by or with the written consent of the holders of Subordinated Lien Debt representing the Required Subordinated Lien Debtholders.

For purposes of this definition, (a) Secured Debt registered in the name of, or Beneficially Owned by, Stream or any Affiliate of Stream will be deemed not to be outstanding, and (b) votes will be determined in accordance with the provisions described above under the caption “—The Collateral Trust Agreement—Voting.”

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control”, as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling”, “controlled by” and “under common control with” shall have correlative meanings.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1)	1.0% of the principal amount of the note; or

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the note at October 1, 2012 (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”), plus (ii) all required interest payments due on the note through October 1, 2012 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of the note.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any property or assets, other than Equity Interests of Stream; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Stream and Stream’s Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the covenant described under the caption “—Repurchase at the Option of Holders—Asset Sales;” and

(2)	the issuance of Equity Interests by any of Stream’s Restricted Subsidiaries or the sale by Stream or any Restricted Subsidiary thereof of Equity Interests in any of Stream’s Subsidiaries (other than directors’ qualifying shares or Investments by foreign nationals mandated by applicable law).

Notwithstanding the preceding, the following items shall be deemed not to be Asset Sales:

(1)	any single transaction or series of related transactions that involves property or assets having a Fair Market Value of less than $2.0 million;

(2)	a transfer of property or assets between or among Stream and Stream’s Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary of Stream to Stream or to another Restricted Subsidiary thereof;

(4)	the sale, lease or other transfer of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business (including the abandonment or other disposition of intellectual property that is, in the reasonable judgment of Stream, no longer economically practicable to maintain or useful in the conduct of the business of Stream and its Restricted Subsidiaries taken as whole);

(5)	licenses and sublicenses by Stream or any of its Restricted Subsidiaries of software or intellectual property in the ordinary course of business;

(6)	any surrender or waiver of contract rights or settlement, release, recovery on or surrender of contract, tort or other claims in the ordinary course of business;

(7)	the granting of Liens not prohibited by the covenant described above under the caption “—Liens;”

(8)	the sale or other disposition of cash or Cash Equivalents;

(9)	a Restricted Payment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(10)	the surrender or waiver of contract rights or settlement, release or surrender of a contract, tort or other litigation claim in the ordinary course of business; and

(11)	the sale of Permitted Investments (other than sales of Equity Interests of any of Stream’s Restricted Subsidiaries) made by Stream or any Restricted Subsidiary after the date of the indenture, if such Permitted Investments were (a) received in exchange for, or purchased out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Stream) of, Equity Interests of Stream (other than Disqualified Stock) or (b) received in the form of, or were purchased from the proceeds of, a substantially concurrent contribution of common equity capital to Stream.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Authorizing Act” means (a) at any time when the holders of ABL Debt Obligations are entitled to make a decision, a direction in writing from the required percentage of ABL Debt Obligations and (b) at any time when the holders of Priority Lien Obligations are entitled to make a decision, an Act of Required Debtholders.

“Banking Product Obligations” means, with respect to Stream or any Restricted Subsidiary, any obligations of Stream or such Restricted Subsidiary (a) owed to any holder of ABL Debt Obligations or an affiliate thereof in respect of any financial accommodation extended to Stream or any Restricted Subsidiary by such Person (other than ABL Debt Obligations arising pursuant to the ABL Credit Agreement) including: (i) credit cards, (ii) credit card processing services, (iii) debit cards, (iv) purchase cards (including so-called “procurement cards” or “P-cards”), (v) cash management or related services (including the Automated Clearing House processing of electronic fund transfers through the direct Federal Reserve Fedline system), (vi) cash management, including controlled disbursement accounts or services, or (vii) transactions under agreements that provide for an interest rate, credit, commodity or equity swap, cap, floor, collar, forward foreign exchange transaction, currency swap, cross currency rate swap, currency option, or any combination of, or option with respect to, these or similar transactions, for the purpose of hedging Stream’s or any Restricted Subsidiary’s exposure to fluctuations in interest or exchange rates, loan, credit exchange, security, or currency valuations or commodity prices and (b) in respect of any other treasury management services (including, without limitation, services in connection with operating, collections, payroll, trust, or other depository or disbursement accounts, including automated clearinghouse, e-payable, electronic funds transfer, wire transfer, controlled disbursement, overdraft, depositary, information reporting, lock-box and stop payment services), commercial credit card and merchant card services, stored valued card services, other cash management services, or lock-box leases and other bank products or services related to any of the foregoing.

“Bankruptcy Code” means Title 11 of the United States Code.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrowing Base” means, as of any date, an amount equal to 85% of the face amount of all accounts receivable (whether billed or unbilled) that were not more than 90 days past due owned by Stream and its Restricted Subsidiaries as of the end of the most recent month preceding such date for which internal financial statements are available.

“business day” means any day other than a Legal Holiday.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition;

(3)	time deposits, demand deposits, money market deposits, certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year from the date of acquisition and overnight bank deposits, in each case, with any lender party to the ABL Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within one year after the date of acquisition;

(6)	securities issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services;

(7)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition; and

(8)	in the case of any Foreign Subsidiary:

(a)	local currency held by such Foreign Subsidiary from time to time in the ordinary course of business;

(b)	securities issued or directly and fully guaranteed by the sovereign nation or any agency thereof (provided that the full faith and credit of such sovereign nation is pledged in support thereof) in which such Foreign Subsidiary is organized and is conducting business having maturities of not more than one year from the date of acquisition; and

(c)	investments of the type and maturity described in clauses (3) through (5) above of foreign obligors, which investments or obligors satisfy the requirements and have ratings described in such clauses.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Stream and its Subsidiaries, taken as a whole, to any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act)) other than one or more of the Principals and their Related Parties;

(2)	the adoption of a plan relating to the liquidation or dissolution of Stream;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any Person (including any “person” (as defined above)), other than the Principals and their Related Parties or a Permitted Group, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Stream, measured by voting power rather than number of shares;

(4)	the first day on which a majority of the members of the Board of Directors of Stream are not Continuing Directors; or

(5)	Stream consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Stream, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Stream or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Stream outstanding immediately prior to such transaction constitutes or is converted into or exchanged for a majority of the outstanding shares of the Voting Stock of such surviving or transferee Person (immediately after giving effect to such transaction); provided that a consolidation or merger that otherwise would constitute a Change of Control pursuant to this clause (5) shall not constitute a Change of Control if, after giving effect to such transaction, the Principals and their Related Parties (a) Beneficially Own more of the Voting Stock (measured by voting power rather than number of shares) of such surviving or transferee person than any other “person” (as defined above) and (b) Beneficially Own at least 35% of the Voting Stock of such surviving or transferee person, measured by voting power rather than number of shares.

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.

“Class” means (1) in the case of Subordinated Lien Debt, every Series of Subordinated Lien Debt, taken together, and (2) in the case of Priority Lien Debt, every Series of Priority Lien Debt, taken together.

“Collateral” means the Primary Notes Collateral and the Primary ABL Collateral.

“collateral trustee” means Wilmington Trust FSB, in its capacity as collateral trustee under the collateral trust agreement, together with its successors in such capacity.

“Consolidated EBITDA” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2)	Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3)	the Transaction Costs for such period, to the extent that such Transaction Costs were deducted in computing such Consolidated Net Income; plus

(4)	depreciation, amortization (including amortization of intangibles and any non-cash charges for impairment of such intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses or charges (excluding any such non-cash expense or charge to the extent that it represents an accrual of or reserve for cash expenses or charges in any future period or amortization of a prepaid cash expense or charge that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses or charges were deducted in computing such Consolidated Net Income; plus

(5)	(a) customary fees and expenses of Stream and its Restricted Subsidiaries payable in connection with (i) the issuance of the notes and the closing of the ABL Credit Facility, (ii) any Equity Offering, (iii) the incurrence, termination or repayment of, and legal and other administrative costs related to compliance with, Indebtedness permitted by the covenant described above under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” or (iv) any acquisition of a Restricted Subsidiary permitted under the indenture, (b) non-cash charges relating to the repricing or issuance of employee stock options (whether accruing at or subsequent to the time of such repricing or issuance), (c) settlement costs and related legal expenses in connection with litigation and disputes settled prior to June 30, 2009 and (d) non-cash restructuring charges and up to an aggregate of $20.0 million of cash restructuring charges since the date of the indenture (provided that no more than $10.0 million of such cash restructuring charges may be added to Consolidated Net Income in the calculation of Consolidated Adjusted EBITDA pursuant to this clause 5(d) in any four-quarter period), in each case to the extent that such items were deducted in computing such Consolidated Net Income; plus

(6)	any charges under FAS 141 related to a business combination; minus

(7)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of Stream will be added to Consolidated Net Income to compute Consolidated EBITDA of Stream only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to Stream by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income (loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis (excluding the net income (loss) of any Unrestricted Subsidiary of such Person), determined in accordance with GAAP and without any reduction in respect of preferred stock dividends; provided that:

(1)	all extraordinary gains and losses and all gains and losses realized in connection with any Asset Sale or the disposition of securities or the early extinguishment of Indebtedness, together with any related provision for taxes on any such gain, will be excluded;

(2)	the net income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(3)	the net income (but not loss) of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(4)	the cumulative effect of a non-cash change in accounting principles will be excluded;

(5)	non-cash gains and losses attributable to movement in the mark-to-market valuation of Hedging Obligations pursuant to Financial Accounting Standards Board Statement No. 133 will be excluded;

(6)	non-cash charges relating to employee benefit or management compensation plans of Stream or any Restricted Subsidiary thereof or any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards for the benefit of the members of the Board of Directors of Stream or employees of Stream and its Restricted Subsidiaries shall be excluded (other than in each case any non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense incurred in a prior period);

(7)	any goodwill impairment charges shall be excluded; and

(8)	non-cash gains and losses resulting from any amortization, write-up, write-down or write-off of assets (including intangible assets, goodwill and deferred financing costs) in connection with the Combination will be excluded.

“Consolidated Net Tangible Assets” of any Person means, as of any date, the amount which, in accordance with GAAP, would be set forth under the caption “Total Assets” (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries, as of the end of the most recently ended fiscal quarter for which internal financial statements are available, less (1) all intangible assets, including, without limitation, goodwill, organization costs, patents, trademarks, copyrights, franchises, and research and development costs and (2) current liabilities.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Stream who:

(1)	was a member of such Board of Directors on the date of the indenture;

(2)	was nominated for election or elected to such Board of Directors with the approval of the Principals or a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election; or

(3)	was nominated for election or elected to such Board of Directors by the Principals or their Related Parties.

“Credit Facilities” means one or more debt facilities (including, without limitation, the ABL Credit Facility), commercial paper facilities, note purchase agreements or indentures, in each case with banks, other lenders or trustees, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit, notes or other borrowings, in each case, as amended, restated, modified, renewed, refunded, restated, restructured, increased, supplemented, replaced or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Discharge of ABL Debt Obligations” means the occurrence of all of the following:

(1)	termination or expiration of all commitments to extend credit that would constitute ABL Debt;

(2)	payment in full in cash of the principal of, and interest and premium, if any, on all ABL Debt (other than any undrawn letters of credit), other than from the proceeds of an incurrence of ABL Debt;

(3)	discharge or cash collateralization (at the lower of (A) 105% of the aggregate undrawn amount and (B) the percentage of the aggregate undrawn amount required for release of liens under the terms of the applicable ABL Debt Document) of all outstanding letters of credit constituting ABL Debt; and

(4)	payment in full in cash of all other ABL Debt Obligations that are outstanding and unpaid at the time the ABL Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time by the Person entitled thereto).

“Discharge of Priority Lien Obligations” means the occurrence of all of the following:

(1)	termination or expiration of all commitments to extend credit that would constitute Priority Lien Debt;

(2)	payment in full in cash of the principal of, and interest and premium, if any, and Special Interest, if any, on, all Priority Lien Debt (other than any undrawn letters of credit), other than from the proceeds of an incurrence of Priority Lien Debt;

(3)	discharge or cash collateralization (at the lower of (A) 105% of the aggregate undrawn amount and (B) the percentage of the aggregate undrawn amount required for release of liens under the terms of the applicable Priority Lien Document) of all outstanding letters of credit constituting Priority Lien Debt; and

(4)	payment in full in cash of all other Priority Lien Obligations that are outstanding and unpaid at the time the Priority Lien Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time by the Person entitled thereto).

“Discharge of Senior Obligations” means the Discharge of ABL Debt Obligations and the Discharge of Priority Lien Obligations.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature; provided, however, that only the portion of the Capital Stock which so matures, is mandatorily redeemable or is redeemable at the option of the holder prior to such date shall be deemed to be Disqualified Stock. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Stream to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that Stream may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The term “Disqualified Stock” shall also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is one year after the date on which the notes mature.

“Domestic Subsidiary” means any Restricted Subsidiary of Stream other than a Restricted Subsidiary that is (1) a “controlled foreign corporation” under Section 957 of the Internal Revenue Code or (2) a Subsidiary of any such controlled foreign corporation, so long as such Restricted Subsidiary does not guarantee or otherwise provide direct credit support for any Indebtedness of Stream.

“equally and ratably” means, in reference to sharing of Liens or proceeds thereof as between holders of Secured Obligations within the same Class, that such Liens or proceeds:

(1)	will be allocated and distributed first to the Secured Debt Representative for each outstanding Series of Priority Lien Debt or Subordinated Lien Debt within that Class, for the account of the holders of such Series of Priority Lien Debt or Subordinated Lien Debt, ratably in proportion to the principal of, and interest and premium (if any) and Special Interest (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made on such letters of credit) on, each outstanding Series of Priority Lien Debt or Subordinated Lien Debt within that Class when the allocation or distribution is made, and thereafter; and

(2)	will be allocated and distributed (if any remain after payment in full of all of the principal of, and interest and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made on such letters of credit) on all outstanding Secured Obligations within that Class) to the Secured Debt Representative for each outstanding Series of Priority Lien Debt or Subordinated Lien Debt within that Class, for the account of the holders of any remaining Secured Obligations within that Class, ratably in proportion to the aggregate unpaid amount of such remaining Secured Obligations within that Class due and demanded (with written notice to the applicable Secured Debt Representative and the collateral trustee) prior to the date such distribution is made.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private sale either (1) of Equity Interests of Stream by Stream (other than Disqualified Stock and other than to a Subsidiary of Stream) or (2) of Equity Interests of a direct or indirect parent entity of Stream (other than to Stream or a Subsidiary of Stream) to the extent that the net proceeds therefrom are contributed to the common equity capital of Stream.

“Excluded Assets” means each of the following:

(1)	all interests in real property other than (a) fee interests and (b) other interests appurtenant thereto;

(2)	fee interests (and other interests appurtenant thereto) in real property if the greater of the cost or the book value of such fee interest is less than $500,000 (determined on a per property basis);

(3)	any property or asset to the extent that the grant of a Priority Lien, Subordinated Lien or Lien securing ABL Debt Obligations in such property or asset is prohibited by applicable law or requires any consent of any governmental authority not obtained pursuant to applicable law; provided that such property or asset will be an Excluded Asset only to the extent and for so long as the consequences specified above will result and will cease to be an Excluded Asset and will become subject to the Lien granted under the security documents, immediately and automatically, at such time as such consequences will no longer result;

(4)

any lease, license, contract, property right or agreement to which Stream or any Guarantor is a party or any of its rights or interests thereunder only to the extent and only for so long as (but only to the extent that) the grant of a Lien under the security documents will constitute or result in a breach, termination or default under or requires any consent not obtained under any such lease, license, contract, agreement or property right (other than to the extent that any such term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code (or any successor provision or provisions) of any relevant jurisdiction or any other applicable law (including the Bankruptcy Code) or principles of equity); provided that such lease, license, contract, property right or agreement will be an Excluded Asset only to the extent and for so long as the consequences specified above will result and will cease to be an Excluded Asset and will become subject to the Lien granted under the security documents, immediately and automatically, at such time as such consequences will no longer result;

(5)	any motor vehicles, vessels and aircraft, or other property subject to a certificate of title statute of any jurisdiction;

(6)	assets or property subject to purchase money liens or capital leases permitted to be incurred under the Secured Debt Documents and ABL Debt Documents, to the extent a lien on such assets or property is not permitted under the terms of the documents governing such purchase money liens, purchase money indebtedness or capital leases to be created to secure the Priority Lien Obligations, the Subordinated Lien Obligations and the ABL Debt Obligations;

(7)	any trademark or service mark consisting of an “intent to use” application until such time as an amendment to allege use in respect thereof has been accepted by the United States Patent and Trademark Office, at which time such trademark or service mark shall cease to be an Excluded Asset;

(8)	all “securities” (including without limitation any Equity Interests) of any of Stream’s “affiliates” (as the terms “securities” and “affiliates” are used in Rule 3-16 of Regulation S-X under the Securities Act); provided that, with respect to the Collateral securing ABL Debt Obligations, such assets shall cease to be Excluded Assets under this clause (8) if such assets constitute Collateral for the Priority Lien Obligations;

(9)	Equity Interests in any joint venture with a third party that is not an Affiliate, to the extent a pledge of such Equity Interests is prohibited by the documents governing such joint venture; and

(10)	in the case of Primary Notes Collateral only, ABL Foreign Collateral;

provided that certain deposit accounts, securities accounts and other collateral in which a Lien cannot be perfected solely pursuant to the filing of a financing statement under the Uniform Commercial Code will not be required to be subject to a perfected lien in favor of the ABL Collateral Agent and/or collateral trustee to the extent permitted from time to time under (i) in the case of the Secured Debt, the Secured Debt Documents, and (ii) in the case of the ABL Debt Obligations, the ABL Debt Documents.

“Existing Indebtedness” means the aggregate principal amount of Indebtedness of Stream and its Subsidiaries (other than Indebtedness under the ABL Credit Facility) in existence on the date of the indenture, until such amounts are repaid.

“Fair Market Value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. Unless otherwise provided herein, Fair Market Value will be determined (1) if with respect to a security registered under the Exchange Act, based on the average of the closing prices, regular way, of such security for the 20 consecutive trading days immediately preceding the acquisition or sale of such security, (2) if such Person or assets, other than cash and Cash Equivalents, have a Fair Market Value equal to or in excess $10.0 million, by Stream’s Board of Directors and evidenced by a resolution of Stream’s Board of Directors and set forth in an Officers’ Certificate, dated within 30 days of the relevant transaction, and (3) if such Person or assets (other than cash and Cash Equivalents) have a Fair Market Value equal to or in excess of $15.0 million, by an independent accounting, appraisal, financial advisory or investment banking firm of national standing and set forth in a written opinion of such firm which shall be delivered to the trustee; provided that this clause (3) shall not apply to any Asset Sale involving a Person who is not an Affiliate for purposes of the covenant described under the caption “—Repurchase at the Option of Holders—Asset Sale”.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect (determined in accordance with Regulation S-X under the Securities Act, but including all Pro Forma Cost Savings) to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including all related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, or that are to be made on the Calculation Date, will be given pro forma effect (determined in accordance with Regulation S-X under the Securities Act, but including all Pro Forma Cost Savings) as if they had occurred on the first day of the four-quarter reference period (with such pro forma calculations as may be determined in good faith by the chief financial officer of Stream);

(2)	the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of or site locations shut down prior to the Calculation Date, will be excluded;

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)	any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations, but excluding amortization of debt issuance costs; plus

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Stream (other than Disqualified Stock) or to Stream or a Restricted Subsidiary of Stream, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Foreign Subsidiary” means any Restricted Subsidiary of Stream other than a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles in the United States as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the opinions and pronouncements of the Public Company Accounting Oversight Board and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“Government Securities” means securities that are direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged.

“Guarantee” means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person (whether arising by virtue of partnership arrangements, or by agreements to keep well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means:

(1)	each direct or indirect Domestic Subsidiary of Stream on the date of the indenture, other than each Immaterial Subsidiary; and

(2)	any other Restricted Subsidiary of Stream that executes a Note Guarantee in accordance with the provisions of the indenture;

and their respective successors and assigns until released from their obligations under their note guarantees and the indenture in accordance with the terms of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements designed for the purpose of fixing, hedging or swapping interest rate risk;

(2)	commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements designed for the purpose of fixing, hedging or swapping commodity price risk; and

(3)	foreign exchange contracts, currency swap agreements and other agreements or arrangements designed for the purpose of fixing, hedging or swapping foreign currency exchange rate risk.

“holder” means a Person in whose name a note is registered.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $250,000 and whose total revenues for the most recent 12-month period do not exceed $250,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of Stream or any of its Subsidiaries.

“Indebtedness” means, with respect to any specified Person (excluding accrued expenses and trade payables), any indebtedness of such Person, whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments;

(3)	evidenced by letters of credit (or reimbursement agreements in respect thereof);

(4)	in respect of banker’s acceptances;

(5)	in respect of Capital Lease Obligations;

(6)	in respect of the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(7)	representing any Hedging Obligations.

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes (1) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person); provided that the amount of such Indebtedness shall be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness, and (2) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person; provided that the amount of such Guarantee shall be the lesser of (a) the stated or determinable amount of the primary obligation, or portion thereof, in respect of which such Guarantee is given and (b) the maximum amount of such primary obligation for which the specified Person may be liable pursuant to the terms of the instrument or agreement, including any unwritten agreement, evidencing such Guarantee. Indebtedness shall be calculated without giving effect to the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

No Indebtedness of any Person will be deemed to be contractually subordinated in right of payment to any other Indebtedness of such Person solely by virtue of being unsecured or by virtue of being secured on a junior priority basis or by virtue of being structurally subordinated.

“Insolvency or Liquidation Proceeding” means:

(1)	any case commenced by or against Stream or any Guarantor under the Bankruptcy Code, or any similar federal or state law for the relief of debtors, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of Stream or any Guarantor, any receivership or assignment for the benefit of creditors relating to Stream or any Guarantor or any similar case or proceeding relative to Stream or any Guarantor or its creditors, as such, in each case whether or not voluntary;

(2)	any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to Stream or any Guarantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency, unless otherwise permitted by the indenture and the security documents;

(3)	any proceeding seeking the appointment of a trustee, receiver, liquidator, custodian or other insolvency official with respect to Stream or any Guarantor or any of their assets;

(4)	any other proceeding of any type or nature in which substantially all claims of creditors of Stream or any Guarantor are determined and any payment or distribution is or may be made on account of such claims; or

(5)	any analogous procedure or step in any jurisdiction.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans or other extensions of credit (including Guarantees or other obligations), advances (excluding commission, payroll, travel and similar advances to officers and employees made in the ordinary course of business, prepaid expenses and accounts receivable), capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

If Stream or any Restricted Subsidiary of Stream sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Stream such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Stream, Stream shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Investment in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by Stream or any Restricted Subsidiary of Stream of a Person that holds an Investment in a third Person shall be deemed to be an Investment by Stream or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in The City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Lien Sharing and Priority Confirmation” means:

(1)	as to any Series of Priority Lien Debt, the written agreement of the holders of such Series of Priority Lien Debt, as set forth in the indenture, credit agreement or other agreement governing such Series of Priority Lien Debt, for the benefit of all holders of Secured Debt and each future Secured Debt Representative:

(a)	that all Priority Lien Obligations will be and are secured equally and ratably by all Priority Liens at any time granted by Stream or any Guarantor to secure any Obligations in respect of such Series of Priority Lien Debt, whether or not upon property otherwise constituting collateral for such Series of Priority Lien Debt, and that all such Priority Liens will be enforceable by the collateral trustee for the benefit of all holders of Priority Lien Obligations equally and ratably;

(b)	that the holders of Obligations in respect of such Series of Priority Lien Debt are bound by the provisions of the collateral trust agreement and the intercreditor agreement, including the provisions relating to the ranking of Priority Liens and the order of application of proceeds from enforcement of Priority Liens; and

(c)	consenting to the terms of the collateral trust agreement and the intercreditor agreement and the collateral trustee’s performance of, and directing the collateral trustee to perform, its obligations under the collateral trust agreement and the intercreditor agreement;

(2)	as to any Series of ABL Debt, the written agreement of the holders of such Series of ABL Debt, as set forth in the credit agreement, indenture or other agreement governing such Series of ABL Debt, for the benefit of all holders of Secured Debt and each future Secured Debt Representative, that the holders of Obligations in respect of such Series of ABL Debt are bound by the provisions of the intercreditor agreement; and

(3)	as to any Series of Subordinated Lien Debt, the written agreement of the holders of such Series of Subordinated Lien Debt, as set forth in the indenture, credit agreement or other agreement governing such Series of Subordinated Lien Debt, for the benefit of all holders of Secured Debt and each future Secured Debt Representative:

(a)	that all Subordinated Lien Obligations will be and are secured equally and ratably by all Subordinated Liens at any time granted by Stream or any Guarantor to secure any Obligations in respect of such Series of Subordinated Lien Debt, whether or not upon property otherwise constituting collateral for such Series of Subordinated Lien Debt, and that all such Subordinated Liens will be enforceable by the collateral trustee for the benefit of all holders of Subordinated Lien Obligations equally and ratably;

(b)	that the holders of Obligations in respect of such Series of Subordinated Lien Debt are bound by the provisions of the collateral trust agreement and the intercreditor agreement, including the provisions relating to the ranking of Subordinated Liens and the order of application of proceeds from the enforcement of Subordinated Liens; and

(c)	consenting to the terms of the collateral trust agreement and the intercreditor agreement and the collateral trustee’s performance of, and directing the collateral trustee to perform, its obligations under the collateral trust agreement and the intercreditor agreement.

“Net Proceeds” means the aggregate cash proceeds and Cash Equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) received by Stream or any of its Restricted Subsidiaries in respect of any Asset Sale or any disposition of Equity Interests (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale or disposition of Equity Interests), net of (1) the direct costs relating to such Asset Sale or such disposition and the sale or other disposition of any non-cash consideration, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, (2) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (3) amounts required to be applied to the repayment of Indebtedness or other liabilities, secured by a Lien on the asset or assets that were the subject of such Asset Sale or such disposition, or required to be paid as a result of such Asset Sale or such disposition, and (4) any reserve for adjustment or indemnification obligations in respect of the sale price of such asset or assets or such disposition established in accordance with GAAP (it being understood and agreed that in the case of any Net Proceeds received in connection with a disposition of Collateral or Equity Interests that directly or indirectly involves a combination of Primary ABL Collateral and Primary Notes Collateral, the portion of such proceeds that shall be deemed to be proceeds of Primary ABL Collateral consisting of accounts shall be that portion of such proceeds equal to the face value of each such account and such portion, together with all other proceeds of Primary ABL Collateral, shall be delivered to the agent under the ABL Credit Facility, in accordance with terms of the intercreditor agreement, to be applied or further distributed by such agent to or on account of the ABL Debt Obligations in such order, if any, as specified in the relevant ABL Debt Documents and the balance, if any, shall be delivered to the collateral trustee, in accordance with the terms of the intercreditor agreement, to be applied or further distributed by the collateral trustee to or on account of the Priority Lien Obligations and Subordinated Lien Obligations (if any) in such order, if any, as specified in the relevant security documents).

“Netherlands Primary Notes Collateral” means Primary Notes Collateral acquired by Stream International Europe B.V. and encumbered by the security documents to which Stream International Europe B.V. is a party.

“New York Uniform Commercial Code” means the Uniform Commercial Code as in effect from time to time in the State of New York.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither Stream nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise; and

(2) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Stream or any of its Restricted Subsidiaries (other than the Equity Interests of an Unrestricted Subsidiary).

“note documents” means the indenture, the notes and the security documents.

“Note Guarantee” means the Guarantee by each Guarantor of Stream’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal, interest, penalties, fees, expenses, indemnifications, reimbursements, damages and other liabilities (including all interest, Special Interest (if any), fees and expenses accruing after the commencement of any Insolvency or Liquidation Proceeding, even if such interest, fees and expenses are not enforceable, allowable or allowed as a claim in such proceeding) under any Secured Debt Documents or ABL Debt Documents, as the case may be.

“Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Accounting Officer, the Vice President of Finance, the Chief Legal Officer, the Treasurer, the Secretary and the Deputy General Counsel of such Person.

“Officers’ Certificate” means a certificate signed on behalf of Stream by at least two Officers of Stream, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of Stream that meets the requirements of the indenture.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the trustee (who may be counsel to or an employee of Stream) that meets the requirements of the indenture.

“Permitted Business” means any business conducted or proposed to be conducted (as described in this prospectus) by Stream and its Restricted Subsidiaries on the date of the indenture and other businesses reasonably related, complementary or ancillary thereto and reasonable expansions or extensions thereof.

“Permitted Group” means any group of investors that is deemed to be a “person” (as that term is used in Section 13(d)(3) of the Exchange Act) by virtue of the Stockholders Agreement, as the same may be amended, modified or supplemented from time to time; provided that no single Person (other than the Principals and their Related Parties) Beneficially Owns (together with its Affiliates) more of the Voting Stock of Stream that is Beneficially Owned by such group of investors than is then collectively Beneficially Owned by the Principals and their Related Parties in the aggregate.

“Permitted Investments” means:

(1)	any Investment in Stream or in a Restricted Subsidiary of Stream;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by Stream or any Restricted Subsidiary of Stream in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of Stream; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Stream or a Restricted Subsidiary of Stream;

(4)	any Investment made prior to the date of the indenture;

(5)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(6)	Investments to the extent acquired in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Stream;

(7)	Investments represented by Hedging Obligations;

(8)	any acquisition of assets or Capital Stock solely in exchange for, or out of the net cash proceeds received from, the issuance of Equity Interests (other than Disqualified Stock) of Stream; provided that the amount of any such net cash proceeds that are utilized for any such Investment pursuant to this clause (8) will be excluded from clauses (A)(3)(b) and (B)(5) of the covenant described above under the caption “—Certain Covenants—Restricted Payments;”

(9)	any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of Stream or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes;

(10)	loans or advances to employees made in the ordinary course of business of Stream or any Restricted Subsidiary of Stream in an aggregate principal amount not to exceed $2.5 million at any one time outstanding;

(11)	any Investment by Stream or any Restricted Subsidiary in pledges or deposits:

(a)	with respect to leases or utilities provided to third parties in the ordinary course of business; or

(b)	otherwise described in the definition of “Permitted Liens;”

(12)	repurchases of the notes;

(13)	endorsements of negotiable instruments and documents in the ordinary course of business;

(14)	any guarantee of Indebtedness permitted to be incurred by the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” other than a guarantee of Indebtedness of an Affiliate of Stream that is not a Restricted Subsidiary of Stream;

(15)	any Investment existing on, or made pursuant to binding commitments existing on, the date of the indenture and any Investment consisting of an extension, modification or renewal of any Investment existing on, or made pursuant to a binding commitment existing on, the date of the indenture; provided that the amount of any such Investment may be increased (a) as required by the terms of such Investment as in existence on the date of the indenture or (b) as otherwise permitted under the indenture;

(16)

Investments acquired after the date of the indenture as a result of the acquisition by Stream or any Restricted Subsidiary of Stream of another Person, including by way of a merger, amalgamation or consolidation with or into Stream or any of its Restricted Subsidiaries in a transaction that is not prohibited by the covenant described above under the caption “—Merger, Consolidation or Sale of

Assets” after the date of the indenture to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(17)	Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons; and

(18)	other Investments in any Person that is not an Affiliate of Stream (other than a Restricted Subsidiary or any Person that is an Affiliate of Stream solely because Stream, directly or indirectly, own Equity Interests in or controls such Person) having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (18) that are at the time outstanding not to exceed $30.0 million.

“Permitted Liens” means:

(1)	Liens on Primary ABL Collateral securing (a) ABL Debt in an aggregate principal amount (as of the date of incurrence of any ABL Debt and after giving pro forma effect to the application of the net proceeds therefrom and with letters of credit issued under the ABL Credit Facility being deemed to have a principal amount equal to the face amount thereof), not exceeding the ABL Lien Cap, and (b) all other ABL Debt Obligations;

(2)	Liens on Primary Notes Collateral securing (a) ABL Debt in an aggregate principal amount (as of the date of incurrence of any ABL Debt and after giving pro forma effect to the application of the net proceeds therefrom and with letters of credit being deemed to have a principal amount equal to the face amount thereof), not exceeding the ABL Lien Cap, and (b) all other ABL Debt Obligations, which Liens are made junior to Priority Lien Obligations pursuant to the terms of the intercreditor agreement (or a joinder to the intercreditor agreement or a new intercreditor agreement substantially similar to the intercreditor agreement, as in effect on the date of the indenture, and in a form reasonably acceptable to each of the parties thereto);

(3)	Priority Liens securing (a) Priority Lien Debt in an aggregate principal amount (as of the date of incurrence of any Priority Lien Debt and after giving pro forma effect to the application of the net proceeds therefrom), not exceeding the Priority Lien Cap, and (b) all other Priority Lien Obligations;

(4)	Subordinated Liens securing (a) Subordinated Lien Debt in an aggregate principal amount (as of the date of incurrence of any Subordinated Lien Debt and after giving pro forma effect to the application of the net proceeds therefrom), not exceeding the Subordinated Lien Cap and (b) all other Subordinated Lien Obligations, which Liens are made junior to the Priority Lien Obligations and ABL Debt Obligations pursuant to the collateral trust agreement and the intercreditor agreement;

(5)	Liens in favor of Stream or any Guarantor;

(6)	Liens on property of a Person existing at the time such Person becomes a Restricted Subsidiary of Stream or is merged with or into or consolidated with Stream or any Restricted Subsidiary of Stream; provided that such Liens were in existence prior to the contemplation of such Person becoming a Restricted Subsidiary of Stream or such merger or consolidation and do not extend to any assets other than those of the Person that becomes a Restricted Subsidiary of Stream or is merged with or into or consolidated with Stream or any Restricted Subsidiary of Stream;

(7)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by Stream or any Subsidiary of Stream; provided that such Liens were in existence prior to such acquisition and not incurred in contemplation of, such acquisition;

(8)	Liens existing on the date of the indenture, other than Liens to secure the notes issued on the date of the indenture or Liens to secure Obligations under the ABL Credit Facility outstanding on the date of the indenture;

(9)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture (other than ABL Debt, Priority Lien Debt or Subordinated Lien Debt); provided that (a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and (b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (i) the outstanding principal amount, or, if greater, committed amount, of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged with such Permitted Refinancing Indebtedness, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(10)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by the provision described in clause (4) of the second paragraph of the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;” provided that any such Lien covers only the assets acquired, constructed or improved with such Indebtedness;

(11)	Liens incurred or pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security and employee health and disability benefits;

(12)	Liens to secure the performance of tenders, completion guarantees, statutory obligations, surety or appeal bonds, bid leases, performance bonds, reimbursement obligations under letters of credit that do not constitute Indebtedness or other obligations of a like nature incurred in the ordinary course of business (including Liens to secure letters of credit issued to assure payment of such obligations);

(13)	Liens for taxes, assessments or governmental charges or claims that are not yet due and payable or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that any reserve or other appropriate provision required under GAAP has been made therefor;

(14)	Liens imposed by law, such as carriers’ warehousemen’s, landlords’ mechanics’, suppliers’, materialmen’s and repairmen’s Liens, or in favor of customs or revenue authorities or freight forwarders or handlers to secure payment of custom duties, in each case incurred in the ordinary course of business;

(15)	licenses, entitlements, servitudes, easements, rights-of-way, restrictions, reservations, covenants, conditions, utility agreements, minor imperfections of title, minor survey defects or other similar restrictions on the use of any real property that were not incurred in connection with Indebtedness and do not, in the aggregate, materially diminish the value of said properties or materially interfere with their use in the operation of the business of Stream or any of its Restricted Subsidiaries;

(16)	leases, subleases, licenses, sublicenses or other occupancy agreements granted to others in the ordinary course of business which do not secure any Indebtedness and which do not materially interfere with the ordinary course of business of Stream or any of its Restricted Subsidiaries;

(17)	with respect to any leasehold interest where Stream or any Restricted Subsidiary of Stream is a lessee, tenant, subtenant or other occupant, mortgages, obligations, liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or sublandlord of such leased real property encumbering such landlord’s or sublandlord’s interest in such leased real property;

(18)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by Stream or any of its Restricted Subsidiaries granted in the ordinary course of business;

(19)	Liens of a collection bank arising under Section 4-210 of the New York Uniform Commercial Code on items in the course of collection in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) within general parameters customary in the banking industry;

(20)	bankers’ Liens, rights of setoff, Liens arising out of judgments or awards not constituting an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(21)	any pledge of the Capital Stock of an Unrestricted Subsidiary to secure Indebtedness of such Unrestricted Subsidiary;

(22)	deposits made in the ordinary course of business to secure liability to insurance carriers;

(23)	Liens arising out of conditional sale, title retention, consignment or similar arrangements, or that are contractual rights of set-off, relating to the sale or purchase of goods entered into by Stream or any of its Restricted Subsidiaries in the ordinary course of business;

(24)	any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any non-majority-owned joint venture or similar arrangement pursuant to any joint venture or similar agreement permitted under the indenture;

(25)	any extension, renewal or replacement, in whole or in part of any Lien described in clauses (6), (7), (8) and (25) of this definition of “Permitted Liens;” provided that any such extension, renewal or replacement is no more restrictive in any material respect than any Lien so extended, renewed or replaced and does not extend to any additional property or assets;

(26)	judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(27)	Liens on cash or Cash Equivalents securing Hedging Obligations in existence on the date of the indenture, or permitted to be incurred under, the indenture;

(28)	Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness;

(29)	Liens on specific items of inventory or other goods (and the proceeds thereof) of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(30)	Liens on assets pursuant to merger agreements, stock or asset purchase agreements and similar agreements in respect of the disposition of such assets;

(31)	Liens (other than Liens on Capital Stock) incurred in the ordinary course of business of Stream or any Restricted Subsidiary of Stream with respect to obligations that do not exceed $5.0 million at any one time outstanding; and

(32)	Liens on Capital Stock issued by, or any property or assets of, any Foreign Subsidiary securing Indebtedness incurred by such Foreign Subsidiary or another Foreign Subsidiary that directly or indirectly owns such Capital Stock.

“Permitted Prior Liens” means:

(1)	Liens described in clauses (1), (6), (7), (8), (10) and, to the extent relating to any of the foregoing Liens, Liens described in clause (25) of the definition of “Permitted Liens;” and

(2)	Permitted Liens that arise by operation of law and are not voluntarily granted, to the extent entitled by law to priority over the Liens created by the security documents.

“Permitted Refinancing Indebtedness” means any Indebtedness of Stream or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Stream or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of any premium necessary to accomplish such refinancing and any fees and expenses incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity that is (a) equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (b) more than 90 days after the final maturity date of the notes;

(3)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is contractually subordinated in right of payment to the notes or the note guarantees, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4)	such Indebtedness is incurred either by Stream or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded and is guaranteed only by Persons who were obligors on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“preferred stock” means, with respect to any Person, any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions upon liquidation.

“Primary ABL Collateral” means all present and future right, title and interest of Stream and the Guarantors in and to the following, whether now owned or hereafter acquired, existing or arising, and wherever located:

(a)	“accounts” and “payment intangibles,” including tax refunds, but excluding “accounts” and “payment intangibles” (in each case, as defined in Article 9 of the New York Uniform Commercial Code) that constitute identifiable proceeds of Primary Notes Collateral;

(b)	“deposit accounts” (as defined in Article 9 of the New York Uniform Commercial Code), “commodity accounts” (as defined in Article 9 of the New York Uniform Commercial Code), “securities accounts” (as defined in Article 8 of the New York Uniform Commercial Code) and lock-boxes, including all “money” (as defined in Article 1 of the New York Uniform Commercial Code) and “certificated securities,” “uncertificated securities,” “securities entitlements” and “investment property” (as defined in Article 8 or Article 9 of the New York Uniform Commercial Code) credited thereto or deposited therein (including all cash, marketable securities and other funds held in or on deposit in any such deposit account, commodity account or securities account); “instruments” (as defined in Article 9 of the New York Uniform Commercial Code), including intercompany notes; “chattel paper” (as defined in Article 9 of the New York Uniform Commercial Code); and all cash and cash equivalents, including cash and cash equivalents securing reimbursement obligations in respect of letters of credit or other ABL Debt Obligations;

(c)	“general intangibles” (as defined in Article 9 of the New York Uniform Commercial Code) pertaining to the other items of property included within clauses (a), (b), (d) and (e) of this definition;

(d)	books and “records” (as defined in Article 9 of the New York Uniform Commercial Code), including all books, databases, data processing software, customer lists and other tangible and electronic records, “supporting obligations” (as defined in Article 9 of the New York Uniform Commercial Code), “documents” (as defined in Article 9 of the New York Uniform Commercial Code) and related “letters of credit” (as defined in Article 5 of the New York Uniform Commercial Code), “commercial tort claims” (as defined in Article 9 of the New York Uniform Commercial Code) or other claims and causes of action, in each case, to the extent related to or containing any information relating to any of the foregoing; and

(e)	all substitutions, replacements, accessions, products and “proceeds” (as defined in Article 9 of the New York Uniform Commercial Code), including, without limitation, insurance proceeds, licenses, royalties, income, payments, claims, damages and proceeds of suit) of all or any of the foregoing;

except to the extent that any item of property included in clauses (a) through (e) constitutes an Excluded Asset; provided that in no case shall Primary ABL Collateral include any identifiable cash proceeds from a sale, lease, conveyance or other disposition of any Primary Notes Collateral that have been deposited in the Collateral Proceeds Account in accordance with the provisions set forth under the caption “—Repurchase at the Option of Holders—Asset Sales” until such time as such cash proceeds are released therefrom in accordance with the terms of the indenture; provided further that in the case of any Guarantor that is organized under the laws of any part of the Netherlands or any other jurisdiction outside the United States, the description of items of property referred to in clauses (a) through (e) above shall be subject to adjustment to reflect the classification of assets used under the laws of the applicable part of such jurisdiction and to reflect the categories of assets that are subject to the security documents governing such Guarantors.

“Primary Notes Collateral” means all of the tangible and intangible properties and assets at any time owned or acquired by Stream or any Guarantor, except:

(1)	Primary ABL Collateral; and

(2)	Excluded Assets.

“Principals” means (1) Ares Management LLC, a Delaware limited liability company, (2) Providence Equity Partners, a limited partnership, (3) Ayala Corporation, a Philippine corporation and (4) R. Scott Murray.

“Priority Lien” means a Lien granted by a security document to the collateral trustee, at any time, upon any property of Stream or any Guarantor to secure Priority Lien Obligations.

“Priority Lien Cap” means, as of any date of determination, the amount of Priority Lien Debt that may be incurred by Stream such that, after giving pro forma effect to such incurrence and the application of the net proceeds therefrom, the Priority Lien Debt Ratio would not exceed 2.5 to 1.0.

“Priority Lien Debt” means:

(1)	the notes initially issued by Stream under the indenture; and

(2)	additional notes issued under any indenture or other Indebtedness (including letters of credit and reimbursement obligations with respect thereto) of Stream that is secured equally and ratably with the notes by a Priority Lien on Collateral that was permitted to be incurred and secured under each applicable Secured Debt Document; provided, in the case of any additional notes or other Indebtedness referred to in this clause (2), that:

(a)	on or before the date on which such additional notes are issued or Indebtedness is incurred by Stream, such additional notes or other Indebtedness, as applicable, is designated by Stream, in an Officers’ Certificate delivered to each Priority Lien Representative and the collateral trustee, as “Priority Lien Debt” for the purposes of the Secured Debt Documents; provided that no Series of Secured Debt may be designated as both Subordinated Lien Debt and Priority Lien Debt and no Series of Secured Debt may be designated as both ABL Debt and Priority Lien Debt;

(b)	such additional notes are or such Indebtedness is governed by an indenture or a credit agreement, as applicable, or other agreement that includes a Lien Sharing and Priority Confirmation;

(c)	all requirements set forth in the collateral trust agreement as to the confirmation, grant or perfection of the collateral trustee’s Lien to secure such additional notes or such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (c) will be conclusively established if Stream delivers to the collateral trustee an Officers’ Certificate stating that such requirements and other provisions have been satisfied and that such notes or such Indebtedness is “Priority Lien Debt”); and

(d)	the collateral agent or other representative with respect to such Indebtedness, the ABL Collateral Agent, the collateral trustee, Stream and each applicable Subsidiary have duly executed and delivered the intercreditor agreement (or a joinder to the intercreditor agreement or a new intercreditor agreement, substantially similar to the intercreditor agreement, as in effect on the date of the indenture) as well as any documentation required to effect the agreed upon priority of the Netherlands Primary Notes Collateral.

“Priority Lien Debt Ratio” means, as of any date of determination, the ratio of the principal amount of Priority Lien Debt of Stream and its Restricted Subsidiaries as of that date to Stream’s Consolidated EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of determination, with such adjustments to the principal amount of Priority Lien Debt and Consolidated EBITDA as are consistent with the adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Priority Lien Documents” means the indenture and any additional indenture, credit facility or other agreement pursuant to which any Priority Lien Debt is incurred and the security documents related thereto (other than any security documents that do not secure Priority Lien Obligations).

“Priority Lien Obligations” means Priority Lien Debt and all other Obligations in respect thereof.

“Priority Lien Representative” means (1) the collateral trustee, in the case of the notes, or (2) in the case of any other Series of Priority Lien Debt, the trustee, agent or representative of the holders of such Series of Priority Lien Debt who maintains the transfer register for such Series of Priority Lien Debt and is appointed as a representative of such Series of Priority Lien Debt (for purposes related to the administration of the security documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Priority Lien Debt.

“Pro Forma Cost Savings” means, with respect to any period, the reduction in net costs and related adjustments that (1) were directly attributable to an acquisition (including the Acquisition), Investment, disposition, merger, consolidation or discontinued operation or other specified action that occurred during the four-quarter period or after the end of the four-quarter period and on or prior to the Calculation Date and calculated on a basis that is consistent with Regulation S-X under the Securities Act as in effect and applied as of the date of the indenture, (2) were actually implemented in connection with or as a result of the subject acquisition (including the Acquisition), Investment, disposition, merger, consolidation or discontinued operation or other specified action within six months after the date thereof and prior to the Calculation Date that are supportable and quantifiable by the underlying accounting records or (3) relate to an acquisition (including the Acquisition), Investment, disposition, merger, consolidation or discontinued operation or other specified action and that Stream reasonably determines are probable based upon specifically identifiable actions to be taken within six months of the date of the closing of the acquisition, Investment, disposition, merger, consolidation or discontinued operation or specified action and, in the case of each of (1), (2) and (3), are described, as provided below, in an Officers’ Certificate, as if all such reductions in costs had been effected as of the beginning of such period. Pro Forma Cost Savings described above shall be established by a certificate delivered to the trustee from Stream’s Chief Executive Officer or Chief Financial Officer that outlines the specific actions taken or to be taken and the net cost savings achieved or to be achieved from each such action and, in the case of clause (3) above, that states such savings have been determined in management’s reasonable judgment to be probable based on information then available.

“Qualified Equity Offering” means any public or private placement of Capital Stock (other than Disqualified Stock) of Stream (other than Capital Stock sold to Stream or a Subsidiary of Stream).

“registration rights agreement” means the registration rights agreement, dated October 1, 2009 among Stream, the Guarantors, Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Wells Fargo Securities, LLC and RBC Capital Markets Corporation.

“Related Party” means (1) with respect to Ares Management LLC, Providence Equity Partners or Ayala Corporation, (a) any investment fund under common control or management with either Ares Management LLC, Providence Equity Partners or Ayala Corporation, or any of their respective Affiliates, (b) any controlling stockholder, general partner or member of either Ares Management LLC, Providence Equity Partners or Ayala Corporation or any of their respective Affiliates, and (c) any trust, corporation, limited liability company or other entity, the beneficiaries, stockholders, members, general partners or Persons Beneficially Owning an 80% or more interest of which consist of either Ares Management LLC, Providence Equity Partners or Ayala Corporation and/or the Persons referred to in the immediately preceding clauses (a) and (b) and (2) with respect to R. Scott Murray (a) his spouse, (b) his descendants and any member of his immediate family, including in each case stepchildren and family members by adoption, (c) his heirs at law and his estate and the beneficiaries thereof, (d) any charitable foundation created by R. Scott Murray, and (e) any trust, corporation, limited liability company, partnership or other entity, the beneficiaries, stockholders, members, general partners, owners or Persons Beneficially Owning a majority of the interests of which consist of R. Scott Murray, and/or one or more of the Persons referred to in the immediately preceding clauses (a) through (d); provided that any Person in the immediately preceding clauses (a) through (e) shall only be deemed to be a Related Party to the extent that such Person’s Voting Stock of the Company or the Parent was received from R. Scott Murray or any Person referred to in the immediately preceding clauses (a), (b) or (c).

“Required Priority Lien Debtholders” means, at any time, the holders of a majority in aggregate principal amount of all Priority Lien Debt then outstanding, calculated in accordance with the provisions described in “—The Collateral Trust Agreement—Voting.” For purposes of this definition, Priority Lien Debt registered in the name of, or Beneficially Owned by, Stream, any Guarantor or any Affiliate of Stream or any Guarantor will be deemed not to be outstanding.

“Required Subordinated Lien Debtholders” means, at any time, the holders of a majority in aggregate principal amount of all Subordinated Lien Debt then outstanding, calculated in accordance with the provisions described in “—The Collateral Trust Agreement—Voting.” For purposes of this definition, Subordinated Lien Debt registered in the name of, or Beneficially Owned by, Stream, any Guarantor or any Affiliate of Stream or any Guarantor will be deemed not to be outstanding.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Sale of a Guarantor” means (1) any Asset Sale to the extent involving a sale, lease, conveyance or other disposition of the Capital Stock of a Guarantor or (2) the issuance of Equity Interests by a Guarantor, other than (a) an issuance of Equity Interests by a Guarantor to Stream or another Restricted Subsidiary of Stream, (b) directors’ qualifying shares, or (c) Investments by foreign nationals mandated by applicable law.

“Sale of Primary Notes Collateral” means any Asset Sale to the extent involving a sale, lease, conveyance or other disposition of Primary Notes Collateral.

“Secured Debt” means Priority Lien Debt and Subordinated Lien Debt.

“Secured Debt Documents” means the Priority Lien Documents and the Subordinated Lien Documents.

“Secured Debt Representative” means each Priority Lien Representative, collateral agent or other representative in respect of any ABL Debt Obligations and Subordinated Lien Representative.

“security documents” means the collateral trust agreement, the intercreditor agreement, each Lien Sharing and Priority Confirmation, and all security agreements, pledge agreements, collateral assignments, collateral agency agreements, debentures, control agreements or other grants or transfers for security executed and delivered by Stream or any Guarantor creating (or purporting to create) a Lien upon Collateral in favor of the collateral trustee, securing Secured Obligations, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms and the provisions described above under the caption “—The Collateral Trust Agreement—Amendment of Security Documents.”

“Series of ABL Debt” means, severally, the ABL Credit Facility and any Credit Facility and other Indebtedness that constitutes ABL Debt Obligations.

“Series of Priority Lien Debt” means, severally, the notes and any additional notes, any Credit Facility (other than the ABL Credit Facility) and other Indebtedness that constitutes Priority Lien Debt.

“Series of Secured Debt” means each Series of Subordinated Lien Debt and each Series of Senior Debt.

“Series of Senior Debt” means each Series of ABL Debt and each Series of Priority Lien Debt.

“Series of Subordinated Lien Debt” means, severally, each issue or series of Subordinated Lien Debt for which a single transfer register is maintained.

“Significant Subsidiary” means any Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1, Rule 1-02 of Regulation S-X under the Securities Act, as such Regulation is in effect on the date of the indenture.

“Special Interest” means all special interest then owing pursuant to the registration rights agreement.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Stockholders’ Agreement” means the stockholders agreement, dated August 14, 2009, as amended as of the date of the indenture, among Stream, Ares Corporate Opportunities Fund II, L.P., a Delaware limited partnership, NewBridge International Investment Ltd., a British Virgin Islands company, EGS Dutchco B.V., a corporation organized under the laws of the Netherlands, Trillium Capital LLC, a Delaware limited liability company, and R. Scott Murray.

“Stockholders’ Registration Rights Agreement” means the amended and restated registration rights agreement, dated as of August 14, 2009, as amended, among Ares Corporate Opportunities Fund II, L.P., a Delaware limited partnership, NewBridge International Investment Ltd., a British Virgin Islands company, EGS Dutchco B.V., a corporation organized under the laws of the Netherlands, Trillium Capital LLC, a Delaware limited liability company, R. Scott Murray and certain founding stockholders of Stream.

“Subordinated Lien” means a Lien granted by a security document to the collateral trustee, at any time, upon any Collateral of Stream or any Guarantor to secure Subordinated Lien Obligations.

“Subordinated Lien Cap” means, as of any date of determination, the amount of Subordinated Lien Debt that may be incurred by Stream or any Guarantor such that, after giving pro forma effect to such incurrence and the application of the net proceeds therefrom the Subordinated Lien Debt Ratio would not exceed 3.0 to 1.0.

“Subordinated Lien Debt” means any Indebtedness (including letters of credit and reimbursement obligations with respect thereto) of Stream or any Guarantor that is secured on a subordinated basis to the Priority Lien Debt by a Subordinated Lien that was permitted to be incurred and so secured under each applicable Secured Debt Document; provided that:

(1)	on or before the date on which such Indebtedness is incurred by Stream or such Guarantor, such Indebtedness is designated by Stream and such Guarantor, as applicable, in an Officers’ Certificate delivered to each Subordinated Lien Representative and the collateral trustee, as “Subordinated Lien Debt” for the purposes of the indenture or Credit Facility and the collateral trust agreement; provided that no Series of Secured Debt may be designated as both Subordinated Lien Debt and Priority Lien Debt;

(2)	such Indebtedness is governed by an indenture, credit agreement or other agreement that includes a Lien Sharing and Priority Confirmation; and

(3)	all requirements set forth in the collateral trust agreement as to the confirmation, grant or perfection of the collateral trustee’s Liens to secure such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (3) will be conclusively established if Stream delivers to the collateral trustee an Officers’ Certificate stating that such requirements and other provisions have been satisfied and that such Indebtedness is “Subordinated Lien Debt”).

“Subordinated Lien Debt Ratio” means, as of any date of determination, the ratio of (1) the principal amount of Priority Lien Debt, plus (2) the principal amount of Subordinated Lien Debt of Stream and its Restricted Subsidiaries as of that date to Stream’s Consolidated EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of determination, with such adjustments to the principal amount of Priority Lien Debt, the principal amount of Subordinated Lien Debt and Consolidated EBITDA as are consistent with the adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Subordinated Lien Documents” means, collectively, any indenture, credit agreement or other agreement governing each Series of Subordinated Lien Debt and the security documents related thereto (other than any security documents that do not secure Subordinated Lien Obligations).

“Subordinated Lien Obligations” means Subordinated Lien Debt and all other Obligations in respect thereof.

“Subordinated Lien Representative” means, in the case of any future Series of Subordinated Lien Debt, the trustee, agent or representative of the holders of such Series of Subordinated Lien Debt who maintains the transfer register for such Series of Subordinated Lien Debt and (1) is appointed as a Subordinated Lien Representative (for purposes related to the administration of the security documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Subordinated Lien Debt, together with its successors in such capacity, and (2) has become a party to the collateral trust agreement by executing a joinder in the form required under the collateral trust agreement.

“Subsidiary” means, with respect to any specified Person:

(1)

any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person (or a combination thereof); and

(2)	any partnership or limited liability company of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Transaction Costs” means any one-time charges incurred in connection with the Transactions described in this prospectus under the caption “Summary—Transactions,” including any one-time charges incurred in connection with the write-off of unamortized debt issuance costs relating to Indebtedness retired in the Transactions described in this prospectus under the caption “Summary—Transactions.”

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to October 1, 2012; provided, however, that if the period from the redemption date to October 1, 2012, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Uniform Commercial Code” means the Uniform Commercial Code as in effect from time to time in any applicable jurisdiction.

“Unrestricted Subsidiary” means any Subsidiary of Stream that is designated by the Board of Directors of Stream as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with Stream or any Restricted Subsidiary of Stream unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Stream or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Stream;

(3)	is a Person with respect to which neither Stream nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Stream or any of its Restricted Subsidiaries.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal or liquidation or face value, including payment at final maturity or redemption, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal or liquidation or face value amount of such Indebtedness or Disqualified Stock.

“Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or Investments by foreign nationals mandated by applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes U.S. federal income tax considerations relating to the exchange of old notes for exchange notes and the ownership and disposition of the exchange notes, but does not purport to be a complete analysis of all potential tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, judicial decisions, published positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion does not address all of the tax consequences that may be relevant to a particular person or to persons subject to special treatment under U.S. federal income tax laws (such as financial institutions, broker-dealers, insurance companies, regulated investment companies, real estate investment trusts, cooperatives, traders in securities who elect to apply a mark-to-market method of accounting, persons that have a functional currency other than the U.S. dollar, expatriates, tax-exempt organizations, or persons that are, or hold their notes through, partnerships or other pass-through entities), or to persons who hold the notes as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ from those summarized below. In addition, this discussion does not address the consequences of the alternative minimum tax, or any state, local or foreign tax consequences or any tax consequences other than U.S. federal income tax consequences. This summary deals only with exchange notes held as capital assets within the meaning of the Code (generally, property held for investment).

For purposes of this summary, a “U.S. holder” means a beneficial owner of a note (as determined for U.S. federal income tax purposes) that is, or is treated as, a citizen or individual resident of the United States, a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect to be treated as a U.S. person. A “non-U.S. holder” means any beneficial owner (other than a partnership or other pass-through entity for U.S. federal income tax purposes) that is not a “U.S. holder.”

If a partnership (including any entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) is a holder of an exchange note, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of such partnership. Partners and partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

Prospective holders should consult their own tax advisors with regard to the application of the tax consequences discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including United States federal gift and estate tax laws, and any tax treaties.

Exchange Offer

The exchange of old notes for exchange notes pursuant to the exchange offer should not constitute a taxable event for United States federal income tax purposes. As a result, (1) a holder should not recognize a taxable gain or loss as a result of exchanging such holder’s old notes for exchange notes; (2) the holding period of the exchange notes should include the holding period of the old notes exchanged therefor; (3) the adjusted tax basis of the exchange notes should be the same as the adjusted tax basis of the old notes exchanged therefor immediately before such exchange; and (4) the adjusted issue price (defined below under “U.S. Holders—Original Issue Discount) of the exchange notes will be the same as the adjusted issue price of the old notes exchanged therefor immediately before such exchange.

U.S. Holders

Contingent Events. In certain circumstances, we may be obligated to pay amounts in excess of stated interest or principal on the exchange notes or repurchase the notes prior to maturity. For example, if we are required to repurchase exchange notes in connection with a change of control as described in “Description of the Exchange Notes—Repurchase at the Option of Holders—Change of Control,” we must pay a premium. In addition, in certain circumstances, we may redeem the exchange notes prior to maturity, and upon such a redemption we may be required to pay amounts in excess of accrued interest and principal on the exchange notes as described in “Description of the Exchange Notes—Optional Redemption.” Also, we may be required to repurchase the exchange notes in connection with certain asset sales as described in “Description of the Exchange Notes—Repurchase at the Option of Holders—Asset Sales.” If we fail to satisfy our exchange obligations under the registration rights agreement, we will be required to pay additional interest to the holders of the exchange notes under certain circumstances as described in “The Exchange Offer—Purpose and Effect.” The possibility of such events may implicate special rules under U.S. Treasury Regulations governing “contingent payment debt instruments.” According to those regulations, the possibility that these events will occur will not cause the old notes and, consequently, the exchange notes to be contingent payment debt instruments if, as of the date the old notes were issued, there was only a remote chance that such events would occur or it was significantly more likely than not that such events would not occur. We determined, and intend to take the position, that the likelihood that (i) we will be obligated to repurchase the notes upon a change of control or in connection with certain assets sales, (ii) we will redeem the notes at our option, or (iii) we will be required to pay additional interest for failure to satisfy our exchange obligations is remote under the applicable U.S. Treasury Regulations or it is significantly more likely than not that such events will not occur. Therefore, we do not intend to treat the possibility of such events occurring as subjecting the old notes and, consequently, the exchange notes to the contingent payment debt rules.

Therefore, we have determined (and the remainder of this discussion assumes) that the notes are not contingent payment debt instruments. Our determination is binding on a U.S. holder unless the holder discloses a contrary position to the IRS in the manner required by applicable U.S. Treasury Regulations. Our determination that the notes are not contingent payment debt instruments is not, however, binding on the IRS. If the IRS were to successfully challenge our determination and the notes were treated as contingent payment debt instruments, U.S. holders would be required, among other things, to (i) accrue interest income based on a projected payment schedule and comparable yield, which may be a higher rate than the stated interest rate on the notes, regardless of their method of tax accounting and (ii) treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a note. In the event that any of the above contingencies were to occur, it would affect the amount and timing of the income recognized by a U.S. holder. If any additional payments are in fact made, U.S. holders will be required to recognize such amounts as income.

The regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation and therefore the scope of the regulations is not certain. Purchasers of notes are urged to consult their tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

Original Issue Discount. The notes will be treated as having been issued with original issue discount, or OID, for United States federal income tax purposes in an amount equal to the excess of the “stated redemption price at maturity” of the notes over their “issue price.” The “stated redemption price at maturity” of a debt instrument is the sum of all payments to be made under the debt instrument other than payments of “qualified stated interest.” “Qualified stated interest” means stated interest that is unconditionally payable in cash or in property (other than debt instruments issued by us) at least annually at a single fixed rate throughout the term of the debt instrument. All of the stated interest with respect to the notes will be qualified stated interest, and thus the stated redemption price at maturity will equal the stated principal amount on the note. The issue price of the notes will be the first price at which a substantial amount of the old notes was sold for cash (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).

U.S. holders generally must include OID in gross income in advance of the receipt of cash attributable to that income (but will not be taxed again when such cash is received). The amount of OID includible in income for a taxable year by a U.S. holder will generally equal the sum of the “daily portions” of the total OID on the note for each day during the taxable year on which such holder held the note. Generally, the daily portion of the OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to such accrual period. The amount of OID allocable to an accrual period will generally be the product of the “adjusted issue price” of a note at the beginning of such accrual period and its “yield to maturity” properly adjusted for the length of the period, less the amount of any qualified stated interest allocable to such period. The “adjusted issue price” of a note at the beginning of an accrual period will equal the issue price plus the amount of OID previously includible in the gross income of any U.S. holder, less any payments made on such note on or before the first day of the accrual period (other than payments of qualified stated interest). The “yield to maturity” of a note will be computed on the basis of a constant interest rate and compounded at the end of each accrual period. We refer to this as the “constant yield-to-maturity method.” An accrual period may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day or the first day of an accrual period. We are required to report to the IRS the amount of OID accrued in respect of exchange notes held of record by persons other than corporations and other exempt holders.

Interest. Payments of stated interest on the notes generally will be taxable to a U.S. holder as ordinary income at the time that such payments are received or accrued, in accordance with such U.S. holder’s method of accounting for United States federal income tax purposes.

Market Discount. A U.S. holder that purchases an exchange note at a “market discount” generally will be required to treat any principal payment on the note and any gain on the disposition of the note as ordinary income to the extent of the accrued market discount not previously included in income at the time of such payment or disposition. In general, a note is treated as purchased at a discount if the note’s adjusted issue price exceeds the holder’s tax basis in the note immediately after the note is acquired; the amount of such excess is the “market discount” with respect to the note. A note is not treated as purchased at a discount, however, if the market discount is less than .25 percent of the stated redemption price at maturity multiplied by the number of complete years to maturity after the date the holder acquires the note. Market discount on a note will accrue on a straight-line basis, unless the holder elects to accrue using the constant yield-to-maturity method. This election is irrevocable and applies only to the note for which it is made. The holder may also elect to include market discount in income currently as it accrues. This election applies to all market discount obligations acquired by the holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

If a U.S. holder of an exchange note that was acquired at a market discount disposes of such note in a non-taxable transaction (other than transferred and exchanged basis transactions described in the Code), accrued market discount not previously included in income by the holder will be includable as ordinary income to the holder as if such holder had sold the note at its fair market value. A holder may be required to defer until maturity of the note (or, in certain circumstances, its earlier disposition) the deduction of all or a portion of the interest expense attributable to debt incurred or continued to purchase or carry a note with market discount, unless an election to include the market discount in income on a current basis is made.

Amortizable Bond Premium. If a U.S. holder purchases an exchange note for an amount that is in excess of the sum of all amounts payable on the note after the purchase date (other than qualified stated interest), such holder will generally be considered to have purchased the note with “amortizable bond premium.” A holder generally may elect to amortize amortizable bond premium using the constant yield-to -maturity method, as an offset to interest includible in gross income with respect to the exchange notes, and the U.S. holder would not be required to include OID in gross income in respect of the exchange notes. The amount amortized in any year generally will be treated as a reduction of the holder’s interest income on the note. If the amortizable bond premium allocable to a year exceeds the amount of interest allocable to that year, the excess would be allowed as a deduction for that year but only to the extent of the holder’s prior interest inclusions with respect to the note. The premium on a note held by a holder that does not make an election to amortize the premium will decrease the gain or increase the loss otherwise recognizable on the sale, exchange or other disposition of the note. The election to amortize the premium on a constant yield-to-maturity method generally applies to all notes held or subsequently acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Acquisition Premium. In general, if a U.S. holder acquires an exchange note at a price that is less than or equal to the sum of all amounts payable on the note after the purchase date (other than qualified stated interest) and greater than the note’s adjusted issue price, the holder will acquire the note with an “acquisition premium.” If a U.S. holder acquires an exchange note with an “acquisition premium,” then the amount of OID includible in income by the holder is reduced based on an “acquisition premium fraction” determined under applicable Treasury Regulations. Alternatively, such holder may elect to compute accruals of OID by treating the purchase as a purchase at original issue and applying the mechanics of the constant yield-to-maturity method.

Sale or Other Disposition of the Notes. Upon the sale, exchange, redemption or other taxable disposition of a note, a U.S. holder will generally recognize gain or loss equal to the difference, if any, between the amount realized upon such taxable disposition, which is equal to the sum of the cash and the fair market value of any property received, and the holder’s adjusted tax basis in the note at the time of the disposition. The adjusted basis in a note generally will be its cost, decreased by any payments received by the holder (other than qualified stated interest) and the amount of any amortizable bond premium previously deducted and increased by the amount of any accrued OID and market discount previously included in income. Subject to the discussion above regarding market discount, such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period with respect to the note disposed of is more than one year at the time of the disposition. For an individual, long-term capital gain is currently subject to a lower tax rate than short-term capital gain or ordinary income. To the extent that amounts received include accrued but unpaid interest that the U.S. holder has not yet included in income, such interest will not be taken into account in determining gain or loss, but will instead be taxable as ordinary interest income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Information reporting requirements generally will apply to payments of interest on the exchange notes and to the proceeds of a sale of a note paid to a U.S. holder unless the U.S. holder is an exempt recipient (such as a corporation). Backup withholding will apply to those payments if the U.S. holder fails to provide its correct taxpayer identification number, or certification of exempt status, generally by providing an IRS Form W-9 or an approved substitute or if the U.S. holder is notified by the IRS that the U.S. holder has failed to report in full payments of interest and dividend income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

U.S. holders should consult their personal tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder will be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. Holders

A non-U.S. holder is a beneficial owner of the notes who or that is an individual, corporation, estate or trust for United States federal income tax purposes and is not a U.S. holder.

Contingent Events. In certain circumstances (see “Description of the Exchange Notes—Optional Redemption” and “—Repurchase at the Option of Holders—Change of Control”), we may be obligated to pay amounts in excess of stated interest or principal on the exchange notes. As discussed above under “—U.S.

Holders—Contingent Events,” we do not intend to treat the notes as contingent payment debt instruments. If any such amounts are in fact paid, such payments may be treated as interest subject to the rules described below or as other income subject to a 30% United States federal withholding tax. A non-U.S. holder that is subject to the withholding tax on payments in excess of stated interest or principal on the notes should consult its own tax advisors as to whether it can obtain a refund for all or a portion of the withholding tax.

Interest. A non-U.S. holder will generally not be subject to U.S. federal income tax on interest (including OID) paid or accrued on a note if the interest is not effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (or, in the case of certain tax treaties, is not attributable to a permanent establishment or fixed base within the United States). In addition, subject to the discussion of backup withholding below, a non-U.S. holder will generally not be subject to U.S. withholding tax on interest paid or accrued on a note, provided that the non-U.S. holder:

(1)	does not actually or constructively, directly or indirectly, own 10% or more of our voting stock; and

(2)	is not a controlled foreign corporation that is related to us (directly or indirectly) through stock ownership;

(3)	is not a bank that acquired the note in connection with an extension of credit made pursuant to a loan entered into in the ordinary course of business; and

(4)	either (A) the beneficial owner of the exchange notes certifies to us or our paying agent, under penalties of perjury, that it is not a U.S. holder and provides its name and address on Internal Revenue Service Form W-8BEN (or a suitable substitute form) or (B) a securities clearing organization, bank or other financial institution that holds the new notes on behalf of such non-U.S. holder in the ordinary course of its trade or business certifies under penalties of perjury that such an Internal Revenue Service Form W-8BEN or W-8IMY (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and, in case of a non-qualified intermediary, furnishes the payor with a copy thereof.

Alternatively, a non-U.S. holder that cannot satisfy the above requirements will generally be exempt from U.S. federal withholding tax with respect to interest paid or accrued on the notes if the holder establishes that such interest is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, in the case of certain tax treaties, is attributable to a permanent establishment or fixed base within the United States (generally, by providing an IRS Form W-8ECI). However, to the extent that such interest is effectively connected with the non-U.S. holder’s conduct of a trade or business (and, in the case of certain tax treaties, is attributable to a permanent establishment or fixed base within the United States), the non-U.S. holder will be subject to U.S. federal income tax on a net basis and, if it is a foreign corporation, may be subject to a 30% U.S. branch profits tax (or lower applicable treaty rate). If a non-U.S. holder does not satisfy the requirements described above, and does not establish that the interest is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, the non-U.S. holder will generally be subject to U.S. withholding tax, currently imposed at 30%. Under certain income tax treaties, the U.S. withholding rate on payments of interest may be reduced or eliminated, provided the non-U.S. holder complies with the applicable certification requirements (generally, by providing a properly completed IRS Form W-8BEN).

Sale or Other Disposition of the Notes. Subject to the discussion below regarding information reporting and backup withholding, a non-U.S. holder will generally not be subject to U.S. federal income taxation with respect to gain realized on the sale, exchange, redemption or other disposition of an exchange note, unless:

(1)	the non-U.S. holder holds the note in connection with the conduct of a U.S. trade or business (and, in the case of certain tax treaties, the gain is attributable to a permanent establishment or fixed base within the United States); or

(2)	in the case of an individual, such individual is present in the United States for 183 days or more during the taxable year in which gain is realized and certain other conditions are met.

A non-U.S. holder described in clause (1) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates and, if it is a foreign corporation, may be subject to a 30% U.S. branch profits tax (or lower applicable treaty rate). An individual described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States) but may not be offset by any capital loss carryovers.

U.S. Trade or Business. If interest or gain from a disposition of the exchange notes is effectively connected with a non-U.S. holder’s conduct of a U.S. trade or business, and, if an income tax treaty applies, the non-U.S. holder maintains a United States “permanent establishment” (or, in the case of an individual, a “fixed base”) to which the interest or gain is attributable, the non-U.S. holder generally will be subject to U.S. federal income tax on the interest or gain on a net basis in the same manner as if it were a U.S. holder. If interest income received with respect to the notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming an appropriate certification is provided). A foreign corporation that is a holder of a note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest on a note or gain recognized on the disposition of a note will be included in earnings and profits if the interest or gain is effectively connected with the conduct by the foreign corporation of a trade or business in the United States.

Information reporting and backup withholding. A non-U.S. holder may be subject to information reporting with respect to interest paid or accrued on an exchange note and with respect to amounts realized on the disposition of a note. A non-U.S. holder not subject to U.S. income tax may nonetheless be subject to backup withholding (currently imposed at 28%) on interest paid or accrued on a note, and with respect to amounts realized on the disposition of a note, unless the non-U.S. holder provides the withholding agent with the applicable IRS Form W-8 or otherwise establishes an exemption. Non-U.S. holders should consult their tax advisors as to their qualifications for an exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, if the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the applicability of the information reporting and backup withholding rules to them.

Proposed legislation. Recently proposed legislation (which was passed by the House of Representatives) would generally impose, effective for payments made after December 31, 2012, a withholding tax of 30% on interest income from, and the gross proceeds of a disposition of, certain debt obligations paid to certain foreign entities unless various information reporting requirements are satisfied. A substantially similar proposal was included as part of President Obama’s proposed budget for fiscal year 2011. There can be no assurance as to whether or not this proposed legislation (or any substantially similar legislation) will be enacted, and, if it is enacted, what form it will take or when it will be effective. Non-U.S. holders are encouraged to consult their own tax advisors regarding the possible implications of this proposed legislation on their investment in the senior notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days following the effective date of the registration statement, of which this prospectus is a part, or such longer period if extended, we will make this prospectus available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain types of liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity and enforceability of the exchange notes and the related guarantees will be passed upon for us by Proskauer Rose LLP, Los Angeles, California, Fennemore Craig, P.C., Phoenix, Arizona, and Loyens & Loeff N.V., Amsterdam, The Netherlands.

EXPERTS

The consolidated balance sheets of Stream Global Services, Inc. (formerly Global BPO Services Corp.) (the successor) as of December 31, 2009 and December 31, 2008 and the related consolidated statement of operations, stockholders’ equity, and cash flows for the years ended December 31, 2009 and 2008 and the consolidated balance sheet of Stream Holdings Corporation (the predecessor) as of December 31, 2007 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the seven month period ended July 31, 2008 and the years ended December 31, 2007 and 2006 have been audited by Ernst & Young LLP, an independent registered public accounting firm, to the extent indicated in their reports thereon appearing elsewhere herein and in the Registration Statement or incorporated by reference. Such consolidated financial statements have been included by reference in reliance on such reports given on the authority of such firm as experts in auditing and accounting.

The consolidated statements of operations, stockholders’ equity and cash flows for the period from June 26, 2007 (date of inception) to December 31, 2007 of Global BPO Services Corp. (a development stage company) and subsidiary, appearing elsewhere in this Registration Statement have been so included in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, included herein, given on the authority of said firm as experts in auditing and accounting.

The consolidated balance sheet of EGS Corp. and its subsidiaries as of December 31, 2008 (Successor) and 2007 (Predecessor) and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2007 (Predecessor) and 2006 (Predecessor) and for the period January 1, 2008 through December 11, 2008 (Predecessor) and the period December 12, 2008 through December 31, 2008 (Successor) have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon appearing elsewhere herein and in the Registration Statement or incorporated by reference. Such consolidated financial statements have been included by reference in reliance on such reports given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the securities we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities we are offering. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits.

We file reports, proxy and information statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

We make available free of charge on our Internet address www.stream.com our annual, quarterly and current reports, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC requires us to “incorporate by reference” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring you to other documents that contain that information. The information we incorporate by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and that we incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the sale of all the exchange notes covered by this prospectus.

•	Our Annual Report on Form 10-K for the year ended December 31, 2009, as amended on Form 10-K/A;

•	Our Current Report on Form 8-K, filed with the SEC on February 3, 2010;

•	Our Current Report on Form 8-K, filed with the SEC on March 15, 2009;

•	Our Current Report on Form 8-K, filed with the SEC on April 1, 2010; and

•

Any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of filing of the initial registration statement relating to this exchange offer and prior to the termination of any offering of securities offered by this prospectus.

A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain a copy of any of our filings, at no cost, by writing to or telephoning us at the following address:

Stream Global Services, Inc.

20 William Street, Suite 310

Wellesley, Massachusetts 02481

Attention: Legal Department

Phone: (781) 304-1800

To ensure timely delivery, please make your request as soon as practicable and, in any event, no later than five business days prior to the expiration of the exchange offer.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Stream Global Services, Inc.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-2

Report of BDO Seidman LLP, Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2009 and 2008	F-4

Consolidated Statements of Operations for the years ended December  31, 2009 and 2008 and the period of inception to December 31, 2007, and for the year ended December 31, 2007 and the seven months ended July 31, 2008 for Predecessor (“SHC”)

F-5

Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2009 and 2008 and the period of inception to December 31, 2007	F-6

Consolidated Statements of Cash Flows for the years ended December  31, 2009 and 2008 and the period of inception to December 31, 2007, and for the year ended December 31, 2007 and the seven months ended July 31, 2008 for the Predecessor (“SHC”)

F-7

Notes to Annual Consolidated Financial Statements	F-9

EGS Corp.

Report of Ernst & Young LLP, Independent Auditors	F-48

Consolidated Balance Sheets as of September 30, 2009 and December 31, 2008 and Predecessor as of December 31, 2007	F-49

Consolidated Statements of Operations and Comprehensive Income for the nine months ended September  30, 2009 and the period from December 12, 2008 to December 31, 2008 (Successor) and the period from January 1, 2008 to December 11, 2008 and the years ended December 31, 2007 and 2006 (Predecessor)

F-50

Consolidated Statements of Changes in Equity for the nine months ended September  30, 2009 and the period from December 12, 2008 to December 31, 2008 (Successor) and the period from January 1, 2008 to December 11, 2008 and the years ended December 31, 2007 and 2006 (Predecessor)

F-51

Consolidated Statements of Cash Flows for the nine months ended September  30, 2009 and the period from December 12, 2008 to December 31, 2008 (Successor) and the period from January 1, 2008 to December 11, 2008 and the years ended December 31, 2007 and 2006 (Predecessor)

F-52

Notes to Consolidated Financial Statements	F-54

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Stream Global Services, Inc.

We have audited the accompanying consolidated balance sheets of Stream Global Services, Inc. (formerly Global BPO Services Corporation) (the successor) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years ended December 31, 2009 and December 31, 2008. We have also audited the accompanying consolidated statements of operations, stockholders’ equity and cash flows of Stream Holdings Corporation (the predecessor) for the seven month period ended July 31, 2008 and for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stream Global Services, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for the years then ended and the consolidated results of operations and cash flows of Stream Holdings Corporation for the seven month period ended July 31, 2008 and the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for business combinations with the adoption of the guidance originally issued in FASB Statement No. 141(R), Business Combinations (codified in FASB ASC Topic 805, Business Combinations) effective January 1, 2009.

/s/ Ernst & Young LLP

Boston, Massachusetts

March 10, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholders of

Global BPO Services Corp.

We have audited the accompanying consolidated statements of operations, stockholders’ equity and cash flows of Global BPO Services Corp. (a development stage company) and subsidiary for the period from June 26, 2007 (date of inception) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Global BPO Services Corp. (a development stage company) and subsidiary for the period from June 26, 2007 (date of inception) to December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO SEIDMAN, LLP

Boston, Massachusetts

March 17, 2008

STREAM GLOBAL SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	December 31,
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$14,928	$10,660
Accounts receivable, net of allowance for bad debts of $532 and $267 at December 31, 2009 and 2008, respectively	175,557	109,385
Income taxes receivable	2,988	1,559
Deferred income taxes	15,870	14,899
Prepaid expenses and other current assets	18,043	10,353

Total current assets	227,386	146,856
Equipment and fixtures, net	96,816	41,634
Deferred income taxes	5,306	2,698
Goodwill	226,027	47,686
Intangible assets, net	104,834	83,319
Other assets	20,454	7,752

Total assets	$680,823	$329,945

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$13,532	$9,058
Accrued employee compensation and benefits	57,475	40,335
Other accrued expenses	28,499	15,550
Income taxes payable	2,199	3,449
Current portion of long-term debt	90	2,614
Current portion of capital lease obligations	5,529	2,260
Other liabilities	8,013	6,126

Total current liabilities	115,337	79,392
Long-term debt, net of current portion	206,880	63,624
Capital lease obligations, net of current portion	11,279	5,484
Deferred income taxes	21,050	17,396
Other long-term liabilities	22,866	16,387

Total liabilities	377,412	182,283
Convertible Series A Preferred Stock, par value $0.001 per share, 1,000 shares authorized; 0 and 150 shares issued and outstanding at December 31, 2009 and 2008	—	145,911
Stockholders’ equity:
Common stock, par value $0.001 per share, shares authorized—200,000 shares and 149,000 authorized at December 31, 2009 and 2008, respectively, issued and outstanding shares—79,616 and 9,458 shares at December 31, 2009 and 2008, respectively	80	9
Additional paid-in-capital	337,035	11,330
Retained deficit	(29,972)	(1,399)
Accumulated other comprehensive income (loss)	(3,732)	(8,189)

Total stockholders’ equity	303,411	1,751

Total liabilities and stockholders’ equity	$680,823	$329,945

See accompanying notes to consolidated financial statements.

STREAM GLOBAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31, 2009	Year Ended December 31, 2008	For the period from June 26, 2007 (date of inception) to December 31, 2007	Seven Months Ended July 31, 2008 Predecessor (“SHC”)	Year Ended December 31, 2007 Predecessor (“SHC”)
Revenue	$584,769	$211,373	$—	$312,085	$483,569
Direct cost of revenue	342,193	128,278	—	202,676	320,935

Gross profit	242,576	83,095	—	109,409	162,634
Operating expenses:
Selling, general and administrative expenses	199,454	66,884	240	95,751	144,681
Depreciation and amortization	36,422	10,982	2	8,810	12,059
Transaction related costs	12,245	—	—	19,515	—

Total operating expenses	248,121	77,866	242	124,076	156,740

Income (loss) from operations	(5,545)	5,229	(242)	(14,667)	5,894
Other (income) expenses, net:
Foreign currency transaction loss (gain)	236	981	—	(1,517)	11
Other (income) expense, net	—	260	—	(87)	(1,008)
Interest (income) expense, net	18,410	(2,167)	(2,119)	7,214	12,055

Total other (income) expenses, net	18,646	(926)	(2,119)	5,610	11,058

Income (loss) before income taxes	(24,191)	6,155	1,877	(20,277)	(5,164)
Provision (benefit) for income taxes	4,382	5,359	760	5,095	6,159

Net income (loss)	$(28,573)	$796	$1,117	$(25,372)	$(11,323)
Series A Preferred Stock beneficial conversion feature	—	49,503	—	—	—
Cumulative convertible Preferred Stock dividends	58,018	1,790	—	—	—
Preferred Stock accretion	6,397	367	—	—	—
Warrant issuance costs	—	298	—	—	—

Net income (loss) attributable to common stockholders	$(92,988)	$(51,162)	$1,117	$(25,372)	$(11,323)
Net income (loss) attributable to common stockholders per share:
Basic	$(3.46)	$(2.20)	$0.07	N/A	N/A
Diluted	$(3.46)	$(2.20)	$0.07	N/A	N/A
Shares used in computing per share amounts:
Basic	26,887	23,258	16,189	N/A	N/A
Diluted	26,887	23,258	16,189	N/A	N/A

See accompanying notes to consolidated financial statements.

STREAM GLOBAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Par Value	Shares	Par Value
Balances at June 30, 2007	—	$—	—	$—	$—	$—	$—	$—
Sale of common stock to founding stockholders	—	—	8,984	9	41	—	—	50
Proceeds from sale of underwriters purchase option	—	—	—	—	—	—	—	—
Proceeds from sale of warrants to founding stockholders	—	—	—	—	7,500	—	—	7,500
Sale of 31,250 units through initial public offering, net of underwriters’ discount of $17,500 and offering expenses of $1,005 and net of $73,875 proceeds allocable to 9,375 shares of common stock subject to possible conversion	—	—	21,875	22	157,597	—	—	157,619
Common shares repurchased from founding stockholders	—	—	(1,171)	(1)	(5)	—	—	(6)
Net income	—	—	—	—	—	1,117	—	1,117

Balances at December 31, 2007	—	$—	29,688	$30	$165,133	$1,117	$—	$166,280
Net income	—	—	—	—	—	796	—	796
Currency translation adjustment	—	—	—	—	—	—	(9,430)	(9,430)
Unrealized loss on derivatives, net of tax of $0	—	—	—	—	—	—	1,241	1,241

Comprehensive loss	—	—	—	—	—	—	—	(7,393)
Accretion of beneficial conversion premium on preferred stock	—	—	—	—	(46,191)	(3,312)	—	(49,503)
Beneficial conversion premium on preferred stock	—	—	—	—	49,503	—	—	49,503
Cumulative dividends on preferred stock	—	—	—	—	(1,790)	—	—	(1,790)
Reduction in deferred IPO costs preferred stock	—	—	—	—	4,718	—	—	4,718
Common shares purchased from stockholders as a result of tender offer	—	—	(20,757)	(21)	(166,038)	—	—	(166,059)
Common shares issued under stock plans, net of cancellations	—	—	99	—	50	—	—	50
Stock-based compensation expense	—	—	—	—	73	—	—	73
Warrant value associated with the issue of preferred stock to Ares	—	—	—	—	3,253	—	—	3,253
Warrant issuance costs	—	—	—	—	(298)	—	—	(298)
Common stock released from redemption restriction	—	—	428	—	3,572	—	—	3,572
Accretion of preferred stock discount	—	—	—	—	(367)	—		(367)
Accretion of in-trust account	—	—	—	—	(288)	—		(288)

Balances at December 31, 2008	—	$—	9,458	$9	$11,330	$(1,399)	$(8,189)	$1,751
Net loss	—	—	—	—	—	(28,573)	—	(28,573)
Currency translation adjustment	—	—	—	—	—	—	5,785	5,785
Unrealized loss on derivatives, net of tax of $0	—	—	—	—	—	—	(1,328)	(1,328)

Comprehensive loss	—	—	—	—	—	—	—	(24,116)
Cumulative dividends on preferred stock	—	57,729	—	—	(58,018)	—	—	(289)
Transfer of Preferred A Stock to equity from mezzanine equity	150	145,394	—	—	—	—	—	145,394
Accretion of preferred stock discount	—	6,397	—	—	(6,397)	—	—	—
Preferred stock conversion to common stock	(150)	(209,520)	36,085	36	210,476	—	—	992
Stock-based compensation expense	—	—	—	—	1,242	—		1,242
Common shares cancelled	—	—	(18)	—	(1)	—	—	(1)
Repurchase of public warrants	—	—	—	—	(7,373)	—	—	(7,373)
Warrant exercises	—	—	131	—	788	—	—	788
Common stock and pre-emptive rights issued for acquisition of eTelecare	—	—	33,652	34	183,068	—	—	183,102
Common stock issued for pre-emptive rights	—	—	308	1	1,920	—	—	1,921

Balances at December 31, 2009	—	—	79,616	$80	$337,035	$(29,972)	$(3,732)	$303,411

See accompanying notes to consolidated financial statements

STREAM GLOBAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31, 2009	Year ended December 31, 2008	For the period from June 26, 2007 (date of inception) to December 31, 2007	Predecessor (“SHC”) Seven months ended July 31, 2008	Predecessor (“SHC”) Year ended December 31, 2007
Operating activities:
Net income (loss)	$(28,573)	$796	$1,117	$(25,372)	$(11,323)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	36,422	10,982	2	8,810	12,059
Amortization of debt issuance costs	5,579	206	—	1,070	1,285
Interest income	—	—	(2,119)	—	—
Deferred taxes	(3,598)	318	—	683	255
Market lease reserve	(1,203)	(917)	—	—	(1,558)
Amortization of bond discount	324	—	—	—	—
Loss on disposal of assets	203	—	—	—	—
Noncash stock compensation	1,242	122	—	290	1,013
Noncash interest expense	—	—	—	—	841
Changes in operating assets and liabilities, net of the effect of acquisitions:
Accounts receivable	(10,203)	(11,865)	—	15,139	(27,085)
Income taxes receivable	(863)	(938)	—	824	(392)
Prepaid expenses and other current assets	1,767	(1,932)	(151)	876	(834)
Other assets	(10,906)	(1,350)	—	(1,151)	(1,019)
Accounts payable	(93)	4,049	—	(1,827)	569
Accrued expenses and other liabilities	(15,285)	(14,037)	897	14,936	13,780

Net cash provided by (used in) operating activities	(25,187)	(14,566)	(254)	14,278	(12,409)
Investing activities:
Decrease in restricted cash	—	246,404	—	(104)	437
Cash contributed to trust account	—	—	(246,300)	—	—
Withdrawal from trust account for working capital purposes (including taxes)	—	—	1,206	—	—
Acquisition of businesses, net of cash acquired	33,400	(106,131)	—	—	(2,594)
Additions to equipment and fixtures, net	(22,064)	(9,128)	(29)	(6,719)	(17,145)

Net cash provided by (used in) investing activities	11,336	131,145	(245,123)	(6,823)	(19,302)
Financing activities:
Net borrowings (repayments) on line of credit	(43,924)	(8,236)	—	(276)	30,077
Proceeds from issuance of long-term debt	216,187	—	—	120	7,014
Payments on long-term debt	(152,059)	(1,081)	—	(334)	(1,187)
Payment of capital lease obligations	(3,702)	(1,300)	—	(1,186)	(2,343)
Proceeds from capital leases	1,518	—	—	—	—
Proceeds from issuance of Preferred Stock	—	145,217	—	—	—
Proceeds from exercise of warrants	788	—	—	—	—

STREAM GLOBAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In thousands)

	Year ended December 31, 2009	Year ended December 31, 2008	For the period from June 26, 2007 (date of inception) to December 31, 2007	Predecessor (“SHC”) Seven months ended July 31, 2008	Predecessor (“SHC”) Year ended December 31, 2007
Proceeds from issuance of common stock related to pre-emptive rights and stock options	1,921	—	—	—	39
Proceeds from issuance of common stock to founding stockholders	—	—	50	—	—
Proceeds from notes payable to stockholders	—	—	200	—	—
Repayments of notes payable to stockholders	—	—	(200)	—	—
Proceeds from issuance of warrants to founding stockholders	—	—	7,500	—	—
Portion of net proceeds from sale of units through public offering allocable to shares of common stock subject to possible conversion	—	—	73,875	—	—
Re-purchase of common shares from founding stockholders	—	—	(7)	—	—
Re-purchase of warrants	(7,373)	—	—	—	—
Net proceeds from sales of units	—	—	165,120		—
Repurchases of common stock	(10)	(236,648)	—	—	(164)

Net cash provided by (used in) financing activities	13,346	(102,048)	246,538	(1,676)	33,436
Effect of exchange rates on cash and cash equivalents	4,773	(5,032)	—	(2,953)	4,702
Net increase (decrease) in cash and cash equivalents	4,268	9,499	1,161	2,826	6,427
Cash and cash equivalents, beginning of period	10,660	1,161	—	12,577	6,150

Cash and cash equivalents, end of period	$14,928	$10,660	$1,161	$15,403	$12,577
Supplemental cash flow information:
Cash paid for interest	$4,843	$737	$3	$4,849	$9,695
Cash paid for income taxes	$8,246	$5,077	$—	$3,000	$3,618
Noncash financing activities:
Deferred transaction cost incurred	$—	$—	$165	$—	$—
Accrued interest held in trust	—	—	913	—	—
Fair value of underwriting purchase option included in offering costs	—	—	4,594	—	—
Deferred underwriting fee	—	—	7,500	—	—
Gain (loss) on forward	1,327	—	—	—	—
Capital lease financing	11,082	1,298	—	333	3,151
Cumulative dividends on preferred stock	58,018	—	—	—	—
Accretion of preferred stock discount	6,397	—	—	—	—
Preferred stock conversion to common stock	210,512	—	—	—	—
Common stock and pre-emptive rights issued for acquisition of EGS	$183,102	$—	$—	$—	$—

See accompanying notes to consolidated financial statements.

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

(In thousands, except per share amounts)

Note 1—Our History and Summary of Various Transactions

Stream Global Services, Inc. (“we”, “us”, “Stream”, or “SGS”) is a corporation organized under the laws of the State of Delaware. We were incorporated on June 26, 2007 as a blank check company for the purpose of acquiring, through a merger, capital stock exchange, asset or stock acquisition, exchangeable share transaction or other similar business combination, one or more domestic or international operating businesses.

In October 2007, we consummated our initial public offering (“IPO”) from which we received total gross proceeds of $250,000 and net proceeds of $246,300, which were deposited into a trust account, which included $7,500 of proceeds from the sale of 7,500 warrants purchased by certain of our founding stockholders. In connection with the IPO, a total of $7,500 of underwriters fees were deferred until the completion of our initial acquisition. In 2008, deferred the underwriter’s fees were reduced by $4,700 due to stockholders who elected conversion rights and a negotiated fee reduction by us. In order to consummate an initial business combination, our certificate of incorporation provided that holders of no more than 29.9% of our common stock, or 9,375 shares of common stock, vote against our initial business combination and seek conversion rights for their pro rata share of the funds held in trust.

We sold the units issued in our IPO, each unit consisting of one share of our common stock and a warrant to purchase one share of our common stock, to the underwriters at a price of $7.44 per unit (a discount of $0.56 per unit), resulting in an aggregate underwriting discount of $17,500. In connection with our IPO, we also sold to the underwriters, for $0.1, an option to purchase up to a total of 1,563 units (the “Unit Purchase Option”). Upon the consummation of our acquisition of Stream Holdings Corporation (“SHC”), as described below, the underwriters sold the Unit Purchase Option back to us for $0.1 per option.

In July 2008, we acquired Stream Holdings Corporation (“SHC”) for $128,815 in cash (which reflected the $200,000 purchase price less assumed indebtedness, transaction fees, professional fees, stock option payments and payments for working capital). Also in July 2008, holders of 8,947 shares of our common stock exercised their conversion rights in connection with the acquisition, and we paid an aggregate of $70,590 to such holders. In connection with our acquisition of SHC, we changed our name from Global BPO Services Corp. to Stream Global Services, Inc. In connection with this acquisition we exited the development stage of operations.

In August 2008, we issued and sold 150 shares of our Series A Convertible Preferred Stock, $0.001 par value per share (the “Series A Preferred Stock”), in a private placement with Ares for an aggregate purchase price of $150,000 and our founders also sold their 7,500 warrants to Ares. Also in August 2008, we commenced a self-tender offer to purchase up to 20,757 shares of our common stock at a purchase price of $8.00 per share. In September 2008, we closed the self-tender and accepted for purchase 20,757 shares of our common stock for a total cost of approximately $166,000 in cash, excluding fees and expenses related to the self-tender offer.

In August 2009, Stream, EGS Corp. (“EGS”), the parent company of eTelecare Global Solutions, Inc. (“eTelecare”) and other parties signatory thereto, entered into a definitive agreement to combine in a stock-for-stock exchange (the “Combination”). On October 1, 2009, the Combination closed, with the pre-Combination Stream and EGS stockholders owning approximately 57.5% and 42.5%, respectively, of the combined entity.

Immediately prior to the Closing, pursuant to a certain letter agreement, dated as of August 14, 2009, between us and Ares, all of the issued and outstanding shares of our Series A Preferred Stock and Series B Convertible Preferred Stock, $0.001 par value per share (the “Series B Preferred Stock”), held by Ares were

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

converted into 35,085,134 shares of our common stock. In addition, we purchased from Ares 7,500,000 ten-year term private warrants to purchase Stream common stock at a strike price of $6.00 per share that it held in consideration for the issuance of 1,000,000 shares of our common stock.

In November 2009, we commenced a self-tender offer to purchase up to 17,500,000 of our public warrants, each of which is exercisable for one share of our common stock for $6.00 in cash, at a purchase price of $.50 per warrant net to the seller in cash. In December 2009, we closed the self-tender and accepted for purchase 9,956,689 warrants for a total purchase price of approximately $4,978, excluding fees and expenses related to the tender offer.

eTelecare results of operations are included in the consolidated results for the period October 1, 2009 (the date of the acquisition) through December 31, 2009.

Note 2—Our Business

We are a leading global business process outsourcing (“BPO”) service provider specializing in customer relationship management (“CRM”) including sales, customer care and technical support for Fortune 1000 companies. Our clients include leading technology, computing, telecommunications, retail, entertainment/media, and financial services companies. Our service programs are delivered through a set of standardized best practices and sophisticated technologies by a highly skilled multilingual workforce capable of supporting over 35 languages across 50 locations in 22 countries. We continue to expand our global presence and service offerings to increase revenue, improve operational efficiencies and drive brand loyalty for our clients.

Pro Forma Results of Operations

Following are pro forma unaudited results of operations for the year ended December 31, 2008 assuming the acquisition of SHC occurred on January 1, 2008:

We derived the pro forma results of operations from (i) the audited consolidated financial statements of SHC for the period from January 1, 2008 to July 31, 2008 (the date of the SHC acquisition) and (ii) our audited consolidated financial statements for the year ended December 31, 2008. The pro forma results of operations are not necessarily indicative of results of operations that may have actually occurred had the acquisition taken place on the dates noted, or the future financial position or operating results of SHC. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. The pro forma adjustments include adjustments for interest expense, reversal of interest income for SGS, amortization of intangible assets, transaction costs, depreciation expense for assets written up and market lease amortization.

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

Stream Global Services, Inc.

Pro Forma Consolidated Statements of Operations

(unaudited)

Year Ended December 31, 2008
Revenue	$523,458
Direct cost of revenue	330,955

Gross profit	192,503

Operating expenses:
Selling, general and administrative expenses	160,824
Stock-based compensation expense	1,330
Depreciation and amortization expense	24,359

Total operating expenses	186,513

Income (loss) from operations	5,990

Other (income) expenses, net:
Foreign currency transaction loss (gain)	(535)
Other (income) expense, net	1,593
Interest expense, net	6,894

Total other (income) expenses, net	7,952

Income (loss) before provision for income taxes	(1,962)
Provision for income taxes	9,697

Net income (loss)	$(11,659)

Note 3—Basis of Presentation

Our consolidated financial statements of SGS as of December 31, 2009 and 2008, and for the years ended December 31, 2009, 2008 and 2007, respectively, include our accounts and those of our wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all normal recurring adjustments considered necessary for a fair presentation have been included.

On July 31, 2008, we consummated our initial business acquisition with the acquisition of SHC and emerged from a development stage corporation. Prior to July 31, 2008, we were a blank check company formed for the purpose of acquiring an operating company. Accordingly, we had no revenues prior to July 31, 2008 because we were in the development stage. SHC is deemed to be our “predecessor”. As a result, the statement of operations and statement of cash flows of SHC for the period ended December 31, 2007 are presented for comparative purposes. The accompanying consolidated statements of operations and cash flows of SGS present the results of operations and cash flows for (i) the seven month period preceding the acquisition of SHC on July 31, 2008, exclusive of SHC results of operations and cash flows and (ii) for the periods succeeding the acquisition, the consolidated results of operations including SHC are included in these financial statements. The results of operations and cash flows on a consolidated basis subsequent to the acquisition of SHC are not comparative to the predecessor SHC results of operations and cash flows because the basis for the acquired assets and liabilities of SHC have been adjusted to fair value pursuant to the authoritative guidance nor are they indicative of future results.

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

On October 1, 2009, we acquired EGS, the parent company of eTelecare, in a stock-for-stock exchange. The accompanying consolidated statements of operations and cash flows of SGS present the results of operations and cash flows for (i) the nine month period preceding the acquisition of EGS on October 1, 2009, exclusive of EGS results of operations and cash flows and (ii) for the periods succeeding the acquisition on October 1, 2009, the consolidated results of operations including EGS are included in these financial statements. Refer to Note 5 for pro forma results.

Note 4—Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires the appropriate application of accounting policies, many of which require management to make estimates and assumptions about future events and their impact on amounts reported in our consolidated financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results could differ from estimates. Such differences may be material to the consolidated financial statements.

Cash Equivalents

We consider all highly liquid investments with maturities at the date of purchase of three-months or less to be cash equivalents. Cash and cash equivalents of $12,180 and $6,549 December 31, 2009 and 2008, respectively, were held in international locations and may be subject to additional taxes if repatriated to the United States. Cash balances held in international currency are also subject to fluctuation in their exchange rate if and when converted to U.S. currency.

Accounts Receivable and Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk are principally accounts receivable. Services are provided to clients throughout the world and in various currencies. Accounts receivable includes accrued revenues of $25,117 and $16,889 at December 31, 2009 and 2008, respectively, for services rendered but not yet invoiced. We generally invoice our clients within thirty to sixty days subsequent to the performance of services.

We extend credit to our clients in the normal course of business. We do not require collateral from our clients. We evaluate the collectability of our accounts receivable based on a combination of factors that include the payment history and financial stability of our clients, our clients’ future plans and various market conditions. In circumstances where we are aware of a specific client’s inability to meet its financial obligations, we record a specific reserve against amounts due. Historically, we have not experienced significant losses on uncollectible accounts receivable. We have a reserve for doubtful accounts of $532 and $267 as of December 31, 2009 and 2008, respectively. We recorded a bad debt expense of $191, $164 and $0 for the years ended December 31, 2009 and 2008 and the period from June 26, 2007 to December 31, 2007, respectively.

Equipment & Fixtures and Operating Leases

Equipment and fixtures are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Furniture and fixtures are depreciated over a five-year life, software over a

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

three- to five-year life and equipment generally over a three- to five-year life. Leasehold improvements are depreciated over the shorter of their estimated useful life or the remaining term of the associated lease. Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease and is recorded in depreciation and amortization expense. Repair and maintenance costs are expensed as incurred.

The carrying value of equipment and fixtures to be held and used is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with the authoritative guidance. An asset is considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition does not exceed its carrying amount. The amount of the impairment loss, if any, is measured as the amount by which the carrying value of the asset exceeds its estimated fair value, which is generally determined based on appraisals or sales prices of comparable assets. Occasionally, we redeploy equipment and fixtures from underutilized centers to other locations to improve capacity utilization if it is determined that the related undiscounted future cash flows in the underutilized centers would not be sufficient to recover the carrying amount of these assets.

Where we have negotiated rent holidays and landlord or tenant incentives, we record them ratably over the initial term of the operating lease, which commences with the build-out period where not rent payments are typically due under the lease. We estimate fair value of our asset retirement obligations associated with the retirement of tangible long-lived assets such as property and equipment when the long-lived asset is acquired, constructed, developed or through normal operations. We depreciate leasehold improvements over the initial lease term.

Goodwill and Other Intangible Assets

In accordance with the authoritative guidance goodwill is reviewed for impairment annually and on an interim basis if events or changes in circumstances between annual tests indicate that an asset might be impaired. Impairment occurs when the carrying amount of goodwill exceeds its estimated fair value. The impairment, if any, is measured based on the estimated fair value of the reporting unit. Fair value is determined based on discounted cash flows. We operate in one reporting unit, which is used for impairment testing and the allocation of acquired goodwill. We test our goodwill for impairment as of the first day of our fourth quarter. We concluded that there was no impairment for 2009.

Intangible assets with a finite life are recorded at cost and amortized using their projected cash flows over their estimated useful life. Client lists and relationships are amortized over periods of up to ten years, market adjustments related to facility leases are amortized over the term of the respective lease and developed software is amortized over five years. Brands and trademarks are not amortized as their life is indefinite. We evaluate the continuing value of brands and trademarks on a quarterly basis based upon their usage and value. We concluded that there was no impairment for 2009.

The carrying value of intangibles is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with the authoritative guidance. An asset is considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition does not exceed its carrying amount. The amount of the impairment loss, if any, is measured as the amount by which the carrying value of the asset exceeds its estimated fair value, which is generally determined based on appraisals or sales prices of comparable assets.

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

Financial Information Regarding Segment Reporting

We have one reportable segment and, therefore, all segment-related financial information required by the authoritative guidance is included in the consolidated financial statements. The reportable segment reflects our operating and reporting structure.

Revenue Recognition

We recognize revenues as the related services are performed if evidence of an arrangement exists, delivery of the service has occurred, the fee is fixed or determinable, and collection is considered probable. If any of those criteria are not met, revenue recognition is deferred until such time as all of the criteria are met.

Our client contracts generally specify the metrics by which we bill for our services and the service requirements. We may be paid on a per minute, per hour, per call, per month, per participant, or per transaction basis.

We derive our revenues by providing various business processing services that include technical support, sales and revenue generation services and customer care services. Our services are typically bundled together to include the services provided by our service professionals, our hosted technology, our data management and reporting and other professional services.

Direct Cost of Revenue

We record the costs specifically associated with client programs as direct cost of revenues. These costs include direct labor wages and benefits of service professionals as well as reimbursable expenses such as telecommunication charges. Telecommunication charges that are directly reimbursable are included in direct cost of revenue while telecommunication charges that are not directly reimbursed are included in operating expenses. The most significant portion of our direct cost of revenue is attributable to compensation, benefits and payroll taxes.

Operating Expenses

Our operating expenses consist of all expenses of operations other than direct costs of revenue, such as information technology, telecommunication sales and marketing costs, finance, human resource management and other functions and service center operational expenses such as facility, operations and training and depreciation and amortization.

Income Taxes

We recognize income taxes in accordance with the authoritative guidance, which requires recognition of deferred assets and liabilities for the future income tax consequence of transactions that have been included in the consolidated financial statements or tax returns. Under this method deferred tax assets and liabilities are determined based on the difference between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax, using the enacted tax rates for the year in which the differences are expected to reverse. We provide valuation allowances against deferred tax assets whenever we believe it is more likely than not, based on available evidence, that the deferred tax asset will not be realized. Further we provide for the accounting for uncertainty in income taxes recognized in financial statements and the impact of a tax position in the financial statements if that position is more likely than not of being sustained by the taxing authority.

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

Contingencies

We consider the likelihood of various loss contingencies, including non-income tax and legal contingencies arising in the ordinary course of business, and our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued in accordance with the authoritative guidance, when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to determine whether such accruals should be adjusted.

Foreign Currency Translation and Derivative Instruments

We account for financial derivative instruments utilizing the authoritative guidance. We generally utilize forward contracts expiring within one to 24 months to reduce our foreign currency exposure due to exchange rate fluctuations on forecasted cash flows denominated in non-functional foreign currencies. Upon proper designation, certain of these contracts are accounted for as cash-flow hedges, as defined by the authoritative guidance. These contracts are entered into to protect against the risk that the eventual cash flows resulting from such transactions will be adversely affected by changes in exchange rates. In using derivative financial instruments to hedge exposures to changes in exchange rates, we expose ourselves to counterparty credit risk. We do not believe that we are exposed to a concentration of credit risk with our derivative financial instruments as the counterparties are well established institutions and counterparty credit risk information is monitored on an ongoing basis.

All derivatives, including foreign currency forward contracts, are recognized in other current assets on the balance sheet at fair value. Fair values for our derivative financial instruments are based on quoted market prices of comparable instruments or, if none are available, on pricing models or formulas using current market and model assumptions. On the date the derivative contract is entered into, we determine whether the derivative contract should be designated as a cash flow hedge. Changes in the fair value of derivatives that are highly effective and designated as cash flow hedges are recorded in “Accumulated other comprehensive income (loss)”, until the forecasted underlying transactions occur. To date we have not experienced any hedge ineffectiveness of our cash flow hedges. Any realized gains or losses resulting from the cash flow hedges are recognized together with the hedged transaction within “Other Income (expense)”. Cash flows from the derivative contracts are classified within “Cash flows from operating activities” in the accompanying Consolidated Statement of Cash Flows. Ineffectiveness is measured based on the change in fair value of the forward contracts and the fair value of the hypothetical derivatives with terms that match the critical terms of the risk being hedged.

We may also enter into derivative contracts that are intended to economically hedge certain risks, even though we elect not to apply hedge accounting as defined by the authoritative guidance.

Changes in fair value of derivatives not designated as hedges are reported in income. Upon settlement of the derivatives qualifying as hedges, a gain or loss is reported in income.

The assets and liabilities of our foreign subsidiaries, whose functional currency is their local currency, are translated at the exchange rate in effect on the reporting date, and income and expenses are translated at the average exchange rate during the period. The net effect of translation gains and losses is not included in determining net income (loss), but is reflected in accumulated other comprehensive income (loss) as a separate component of stockholders’ equity until the sale or until the liquidation of the net investment in the foreign subsidiary. Foreign currency transaction gains and losses are included in determining net income (loss), and are categorized as “Other income (expense)”.

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

We formally document all relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking various hedging activities. This process includes linking all derivatives that are designated as cash flow hedges to forecasted transactions. We also formally assess, both at the hedge’s inception and on an ongoing basis (as required), whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items on a prospective and retrospective basis. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge or if a forecasted hedge is no longer probable of occurring, we discontinue hedge accounting prospectively. At December 31, 2009, all hedges in Philippines Peso entered into since October 1, 2009 were determined to be highly effective.

Our hedging program has been effective in all periods presented (except for contracts for the hedge of Indian Rupees entered into prior to November 30, 2008 and expiring after November 30, 2008, all contracts for the hedge of the Philippine Peso entered into prior to October 1, 2009, and all contracts for the hedge of the Canadian Dollar which were cancelled on September 30, 2009 by the Company’s bank upon the early termination of credit arrangements with the bank), and the amount of hedge ineffectiveness has not been material. The value of the Canadian dollar contracts cancelled on September 30, 2009 was a gain of $156, which was recognized in Other Income/(Expense) on the Statement of Operations.

Hedge accounting is also discontinued prospectively when (1) the derivative is no longer effective in offsetting changes in cash flow of a hedged item; (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; (5) the derivative as a hedging instrument is no longer effective; or (6) when assumed in purchase accounting.

As of December 31, 2009 and 2008, we had approximately $111,994 and $20,704, respectively, of foreign exchange risk hedged using forward exchange contracts and SHC as of December 31, 2007 had approximately $33,827. As of December 31 2009, the $111,994 of forward exchange contracts we held were comprised of $80,470 of contracts previously determined to be effective cash flow hedges but as of October 1, 2009 subsequently determined to be ineffective, $7,733 of contracts determined to be effective cash flow hedges and $23,791 of contracts for which we elected not to apply hedge accounting.

As of December 31, 2009 and 2008, the fair market value of these derivative instruments designated as cash flow hedges was a loss of $87 and a gain of $1,241, respectively, and as of December 31, 2007, SHC had gain of $251, which is reflected in accumulated other comprehensive income (loss). As of December 31, 2009, the fair market value of derivatives previously determined to be effective cash flow hedges but as of October 1, 2009 subsequently determined to be ineffective was a gain of $3,767, of which $2,265 was recognized in Other Income/Expense in the Statement of Operations. As of December 31, 2009, the fair market value of derivatives for which we elected not to apply hedge accounting was a gain of $238, which was recognized in Other Income/Expense in the Statement of Operations.

Fair Value of Financial Instruments

Effective January 1, 2008, we implemented the authoritative guidance, for our financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

The following table presents information about our assets and liabilities and indicates the fair value hierarchy of the valuation techniques we utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

	December 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable (Level 3)
Description
Long-term debt	$223,000	$223,000	$—	$—
Forward exchange contracts	3,919	—	3,919	—

Total	$226,919	$223,000	$3,919	$—

The fair value of our long term debt is determined from market quotations obtained from Bloomberg Finance, L.P. The fair values of our forward exchange contracts are determined through market, observable and corroborated sources.

The carrying amounts reflected in the consolidated balance sheets for other current assets, accounts payable, and accrued expenses approximate fair value due to their short-term maturities. To the extent we have any outstanding borrowings under our revolving credit facility, the fair value would approximate its reported value because the interest rate is variable and reflects current market rates.

Net Income (Loss) Per Share

In 2009 and 2008, we calculated net income (loss) per share in accordance with the authoritative guidance which clarifies the use of the “two-class” method of calculating earnings per share. We determined that our Series A Preferred Stock represents a participating security for purposes of computing earnings per share and allocated earnings per share to a participating security using the two-class method for computing basic earnings per share.

Under the two-class method, basic net income (loss) per share is computed by dividing the net income (loss) applicable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net income (loss) per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. We allocated net income first to preferred stockholders based on dividend rights under our certificate of incorporation and then to common and preferred stockholders based on ownership interests. Net losses are not allocated to preferred stockholders. Diluted net income (loss) per share gives effect to all potentially dilutive securities.

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

	Year Ended December 31, 2009	Year Ended December 31, 2008
Net income (loss)	$(28,573)	$796
Series A Preferred Stock beneficial conversion feature	—	49,503
Cumulative Convertible Preferred Stock dividends	58,018	1,790
Preferred Stock accretion	6,397	367
Warrant issuance costs	—	298

Net income (loss) attributable for common stockholders	$(92,988)	$(51,162)

The following common stock equivalents were excluded from computing diluted net loss per share attributable to common stockholders because they had an anti-dilutive impact:

	Year Ended December 31, 2009	Year Ended December 31, 2008
Options to purchase common stock at $6.00 per share	6,978	3,210
Pre-emptive rights at $6.00 per share	24,385	—
Preferred stock convertible to common stock at $6.00 per share	—	25,298
Ares warrants to purchase common stock at $6.00 per share	—	7,500
Publicly held warrants at $6.00 per share	10,009	31,250
Restricted stock units	58	93

Total options, warrants and restricted stock units exercisable into common stock	41,430	67,351

In January 2010 1,000 non-qualified options were issued to our founder, Chairman and Chief Executive Officer with a strike price based on the quoted market price on the date of issue. These options will be accounted for in our first fiscal quarter of 2010.

Accumulated other comprehensive income (loss) consists of the following:

	December 31, 2009	December 31, 2008
Unrealized (loss) gain on forward exchange contracts	$(87)	$1,241
Cumulative translation adjustment	(3,645)	(9,430)

	$(3,732)	$(8,189)

Market Lease Reserve

We assumed facility leases in connection with the acquisition of SHC and EGS. Under the authoritative guidance, the operating leases are to be recorded at fair value at the date of acquisition. We determined that certain of the facility lease contract rates were in excess of the market rates at the date of acquisition, resulting in an above market lease reserve. The above and below market lease values for the assumed facility leases were recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each operating lease and (ii) management’s estimate of fair market lease rates for each corresponding operating lease, measured over a period equal to the remaining term of the lease. The market lease reserves are amortized as a reduction of base rental expense over the remaining term of the respective leases.

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

In 2009, we recorded market lease adjustments of $3,778 of liabilities and $1,694 of assets due to the October 1, 2009 acquisition of EGS. In 2008, we recorded market lease adjustments of $15,258 of liabilities and $3,337 of assets due to the July 31, 2008 acquisition of SHC and October 15, 2008 acquisition of a call center business in El Salvador. For the years ended December 31, 2009 and 2008, the amortization of the market lease reserve, including imputed interest, was $680 and $1,046, respectively, and for SHC for the year ended December 31, 2007 was $2,658.

Stock-Based Compensation

At December 31, 2009 and 2008, we had a stock-based compensation plan for employees and directors. We adopted the fair value recognition provisions of the financial guidance at our inception. For share-based payments, the fair value of each grant (time-based grants with performance acceleration) is estimated on the date of grant using the Black-Scholes-Merton option valuation, with the exception of a grant to our founder, Chairman and Chief Executive Officer that was valued under the Monte Carlo simulation method. Stock compensation expense is recognized on a straight-line basis over the vesting term with the exception of one grant that is accelerated, net of an estimated future forfeiture rate. The forfeiture rate assumption (19.5% as of December 31, 2009 and 2008) is based on the predecessor’s historical experience.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued new guidance on business combinations. This guidance establishes principles and requirements for how we: (1) recognize and measure in our financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (2) recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase; and (3) determine what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The business combinations guidance also requires acquisition-related transaction and restructuring costs to be expensed rather than treated as part of the cost of the acquisition. This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We adopted the business combination guidance on January 1, 2009.

Our nonfinancial assets and liabilities measured at fair value on a nonrecurring basis include assets and liabilities acquired in connection with a business combination, goodwill and intangible assets. We adopted the fair value measurement guidance as it relates to these assets and liabilities on January 1, 2009. In April 2009, the FASB issued additional guidance on fair value measurements and disclosures. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants under current market conditions. The new guidance requires an evaluation of whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. If there has been a significant decrease in activity, transactions or quoted prices may not be indicative of fair value and a significant adjustment may need to be made to those prices to estimate fair value. Additionally, an entity must consider whether the observed transaction was orderly (that is, not distressed or forced). If the transaction was orderly, the obtained price can be considered a relevant, observable input for determining fair value. If the transaction is not orderly, other valuation techniques must be used when estimating fair value. This guidance, which was applied by us prospectively as of June 30, 2009, did not impact our results of operations, cash flows or financial position for the year ended December 31, 2009.

In May 2009, the FASB issued guidance on subsequent events which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

issued or are available to be issued. This guidance is based on the same principles as currently exist in auditing standards and was issued by the FASB to include accounting guidance that originated as auditing standards into the body of authoritative literature issued by the FASB. The standard addresses the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. We adopted this guidance during the quarterly period ended June 30, 2009.

Note 5—Acquisitions

EGS Acquisition:

On October 1, 2009, we consummated the acquisition of EGS, pursuant to which we acquired all of the outstanding shares of capital stock of EGS and EGS became a wholly-owned subsidiary of SGS.

SGS acquired EGS to create one of the leading CRM and BPO services companies in the world. With 50 locations in 22 countries and over 30,000 employees worldwide, we are able to offer our clients customized global capabilities that can deliver integrated services in almost any geographic region across the world. EGS gives SGS the ability to broaden service offerings to include a full portfolio of sales and revenue generation, warranty management, customer loyalty and brand management, customer care, technical support, and customer life cycle management services. We believe this broad and integrated portfolio of global services is a key differentiating factor to win new clients and realize attractive cross selling opportunities between clients.

SGS and EGS entered into a share exchange agreement pursuant to which Stream issued 33,652 shares of our common stock for all the outstanding shares of EGS. The purchase price calculation is as follows:

Purchase price in common shares	$181,718
Value of pre-emptive rights	1,384

Total allocable purchase price	$183,102

The acquisition was accounted for in accordance with the authoritative guidance. The transaction was valued for accounting purposes at $183,102.

The exercise of our public warrants trigger certain participation rights held by the following shareholders: Ares Management, Ayala Corporation and Providence Equity Partners (the “Participating Shareholders”). The Participating Shareholders have participation rights to purchase, for $6.00 per share, an aggregate number of shares of our common stock equal to 2.4364 multiplied by the number of shares actually issued upon exercise of the public warrants. Ayala and Providence received these participation rights in association with the acquisition of EGS and accordingly we have treated the value of these rights as additional purchase consideration.

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

Under the purchase method of accounting, the assets and liabilities of EGS acquired are recorded as of the acquisition date at their respective fair values. The excess purchase price over those values is recorded as goodwill. The goodwill recognized is attributable primarily to the fair value of the going-concern element and the fair value of expected synergies to be achieved. The following table summarizes the estimated fair value of assets acquired and the liabilities assumed and related deferred income taxes at the date of the acquisition.

Current assets	$99,631
Property and equipment	46,952
Goodwill	177,478
Trade names	100
Customer relationships	30,300
Customer contracts	1,701
Other non-current assets	4,898

Total assets acquired	361,060
Current liabilities	(81,866)
Related party debt	(85,254)
Other liabilities	(10,838)

Total liabilities assumed	(177,958)

Allocated purchase price	$183,102

The related party debt was subsequently refinanced as part of our high yield debt offering on October 1, 2009. Ayala Corporation and Providence Equity Partners received $74,408 and $15,210 including accrued interest, respectively in repayments on October 1, 2009 related to the acquired related party debt from EGS.

We recognized $12,245 of transaction related costs that were expenses in the year ended December 31, 2009. These costs are included in the consolidated income statement in the line titled “transaction related costs”.

The purchased intangibles and goodwill are not deductible for income tax purposes. However, for accounting purposes deferred income tax liabilities on purchased intangibles (other than goodwill and indefinite life assets) will be credited to our future consolidated condensed statements of operations in proportion to and over the amortization period of related intangible assets.

We have not identified any material unrecorded pre-acquisition contingencies where the related asset, liability, or impairment is probable and the amount can be reasonably estimated. Our purchase accounting for the EGS acquisition is preliminarily therefore, prior to the end of the measurement period, if information becomes available that would indicate it is probable that such events had occurred and the amounts can be reasonably estimated, such items will be included in the final purchase price allocation and may adjust goodwill.

Certain of the representations and warranties, as well as the pre-closing covenants set forth in the exchange agreement, survive the date of the closing and continue for 12 months thereafter. The representations and warranties that survive the closing and that may serve as the basis for an indemnification claim are those relating to ownership of shares, capitalization, corporate authority, government filings and no violations, financial statements, compliance with laws, tax matters, and brokers’ fees.

The following unaudited pro forma financial information presents the consolidated results of operations of SGS and EGS as if the acquisition of EGS had occurred as of the beginning of the periods presented below. The historical financial information has been adjusted to give effect to events that are directly attributable to the

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

combination (including amortization of purchased intangible assets and debt costs associated with acquisition, debt costs associated with high yield debt offering and conversion of preferred stock to common stock), and in case of the pro forma statements of operations, have a recurring impact. The unaudited pro forma financial information is not intended, and should not be taken as representative of our future consolidated results of operations or financial condition or the results that would have occurred had the acquisition occurred as of the beginning of the earliest period.

	2009	2008
Revenue	$797,005	$823,239
Net income (loss) attributable to common shareholders	(40,698)	(44,026)
Basic and diluted net loss per share	$(0.51)	$(0.56)

In the fourth quarter of 2009, the former eTelecare business generated revenue of $69.3 million and a net loss of $4.5 million.

SHC Acquisition

On July 31, 2008, we consummated the acquisition of SHC, pursuant to which we acquired all of the outstanding shares of capital stock of SHC and SHC became a wholly owned subsidiary of SGS.

The amended and restated merger agreement dated June 2, 2008, by and among SGS, SHC, and River Acquisition Subsidiary Corp., stated that the purchase price would be determined as $200,000 in cash less assumed indebtedness, transaction costs and payments for stock options and bonuses. The purchase price calculation is as follows:

Purchase price	$200,000
Purchase adjustments for working capital items and cash acquired	9,887

Purchase price before liabilities	209,887
Assumed indebtedness	(89,221)

Net cash paid at closing	120,666
SGS transaction-related costs	5,404

Total allocable purchase price	$126,070

The acquisition of SHC was accounted for in accordance with the provisions of SFAS No. 141. The transaction was valued for accounting purposes at $126,070. Included in the SGS transaction related costs are direct costs associated with investment banker fees and professional services for legal and accounting costs.

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

Under the purchase method of accounting, the assets and liabilities of SHC acquired are recorded as of the acquisition date at their respective fair values, and added to those ours. The excess purchase price over those values is recorded as goodwill. The following table summarizes the estimated fair value of assets acquired and the liabilities assumed and related deferred income taxes at the date of the acquisition.

Current assets	$131,172
Property and equipment	40,961
Goodwill	48,549
Trade names	16,100
Customer relationships	67,200
Technology-based intangible assets	1,870
Other non-current assets	7,375

Total assets acquired	313,227
Current liabilities	(75,829)
Bank indebtedness	(75,555)
Obligations under capital lease	(7,745)
Other liabilities	(28,028)
Total liabilities assumed	(187,157)

Allocated purchase price	$126,070

The purchased intangibles and goodwill are not deductible for income tax purposes. However, for accounting purposes deferred income tax liabilities on purchased intangibles (other than goodwill) will be charged to our future consolidated condensed statements of operations in proportion to and over the amortization period of related intangible assets.

In accordance with the authoritative guidance, we accrued $1,428 of severance related costs incurred directly as a result of the acquisition. At December 31, 2009 the outstanding liability was $86.

At the time of the closing of the acquisition of SHC, $10,000 of the purchase price was placed into escrow with an escrow agent (the “Escrow Fund”) to secure the indemnity obligations of the SHC stockholders and the holders of vested options under the merger agreement for damages sustained by us and our subsidiaries as a result of breaches of representation and warranties and covenants by SHC. In 2008, we received $1,200 in payments from the Escrow Fund for claims related to working capital adjustments. In 2009, we received $3,470 in claims against the remaining Escrow Fund and recorded the cash receipts as a reduction to goodwill.

In 2009, we recorded an additional $4,333 to the purchase price of SHC resulting in an increase in goodwill to settle a contingent liability that existed prior to our acquisition of SHC relating to a dispute involving our Indian subsidiaries.

The following is a rollforward of goodwill from December 31, 2008:

Balance at 12/31/08	$47,686
Settlement of a contingent liability	4,333
Escrow claims	(3,470)
Acquisition of EGS	177,478

Balance at 12/31/09	226,027

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

Intangibles and amortization

Intangible assets at December 31, 2009 consist of the following:

	Estimated useful life	Weighted average remaining life	Gross cost	Accumulated amortization	Net
Customer relationships	Up to 10 years	7.7	100,037	12,638	87,399
Technology-based intangible assets	5 years	3.6	1,870	535	1,335
Government grants	7.5 months	—	1,100	1,100	—
Trade names	indefinite	indefinite	16,200	100	16,100

			119,207	14,373	104,834

Amortization expense consists of the following:

	Year Ended December 31, 2009	Year Ended December 31, 2008	For the period from June 26, 2007 (date of inception) to December 31, 2007	Seven Months Ended July 31, 2008 Predecessor (“SHC”)	Year Ended December 31, 2007 Predecessor (“SHC”)
Amortization expense	$10,826	$3,781	$—	$—	$—

Future amortization expense of our intangible assets for the next five years is expected to be as follows:

	2010	2011	2012	2013	2014
Amortization	15,295	18,390	17,280	15,695	10,194

Note 6—Preferred Stock

On August 7, 2008, we issued and sold 150 shares of our Series A Preferred Stock to Ares for an aggregate purchase price of $150,000. The Series A Preferred Stock was convertible at the option of Ares subject to adjustment for stock dividends, subdivisions, reclassifications, combinations or similar type events was redeemable at our option after August 7, 2015; and voted together with common stock, except on certain matters that affect the Series A Preferred Stock, in which case the Series A Preferred Stock voted as a separate class.

On March 11, 2009, we filed an amendment to the certificate of designations of Series A Preferred Stock (the “Certificate of Amendment”) with the Secretary of State of the State of Delaware that amended the terms of the Series A Preferred Stock as follows:

Dividends. The holders of the Series A Preferred Stock were entitled to receive dividends at a rate of 5% per annum, an increase from 3% per annum, commencing on March 11, 2009 or 10% per annum if we did not redeem at our option all of the then outstanding shares of Series A Preferred Stock prior to two business days after August 7, 2015 or all of the Series A Preferred Stock has not been converted into our common stock. If an Acceleration Event (as defined in the Certificate of Amendment) occurred before August 7, 2015, then the Stated Value of each share of Series A Preferred Stock would automatically increase by adding to the Stated Value all dividends that would otherwise be payable on a share of Series A Preferred Stock on each dividend payment date

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

from the date on which the Acceleration Event occurs until August 7, 2015. The “Stated Value” for each share of Series A Preferred Stock equals the sum of (i) $1 plus (ii) all accrued but unpaid dividends (including, without duplication, dividends added to Stated Value) on such Series A Preferred Stock as of the date of calculation. In 2009, we accrued dividends of $57,729 for the Series A Preferred Stock.

We accounted for the amended terms of the Series A Preferred Stock at fair value on the date of the amendment. Consistent with the provisions of the authoritative guidance, we determined that the fair value of the modified security was equal to the fair value of the initial security. Accordingly, we did not record any amount in earnings per share at the modification date and the increase in the dividend rate would be reflected in earnings per share as it is payable.

On March 20, 2009, we issued one share of our Series B Preferred Stock to Ares in consideration of Ares’ issuance of three letters of credit with a one year term in an aggregate amount of $7,006 pursuant to our request under the Guarantee and Reimbursement Agreement dated March 2, 2009 among Stream and some of its subsidiaries and Ares. We accounted for this preferred stock issuance as a guarantee and recorded at fair value as an asset and will amortize over one year into interest expense. The terms of the Series B Preferred Stock were similar to the terms of the Series A Preferred Stock except as follows:

Dividends. Holders of the Series B Preferred Stock were entitled to receive dividends at a rate of 5% per annum, payable semi-annually in arrears every June 30 and December 31, commencing on September 30, 2009. An amount equal to the sum of all accrued but unpaid dividends was also payable upon a Fundamental Transaction that the holders of Series B Preferred Stock treated as a Liquidation Event (each as defined in the Certificate of Designations for the Series B Preferred Stock). Many of the events that would have triggered a Fundamental Transaction were similar to those contained in the definition of Acceleration Event for the Series A Preferred Stock in the Certificate of Amendment. In 2009, we accrued dividends of $289 for the Series B Preferred Stock.

On October 1, 2009, upon the closing of the Combination all of the outstanding Series A Preferred Stock and Series B Preferred Stock was converted into 35,085 shares of our common stock. In addition, we purchased from Ares, the ten-year private warrant to purchase 7,500 shares of our common stock with an exercise price of $6.00 per share and exercisable until 2018, in consideration for 1,000 shares of our common stock. The sum of the Preferred Stock conversion and the warrant repurchase of 36,085 shares is recorded in Stockholders’ Equity.

Note 7—Warrants

Pursuant to our IPO, we sold 31,250 units, each consisting of one share of our common stock and one warrant entitling the holder to purchase one share of our common stock at an exercise price of $6.00 per share.

The warrants became exercisable beginning on October 17, 2008 and will expire on October 17, 2011, unless redeemed earlier. Beginning October 17, 2008, we may redeem the warrants at a price of $0.01 per warrant upon a minimum of 30 days prior written notice of redemption if, and only if, the last sales price of our common stock equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption.

During 2009, we repurchased 21,110 public warrants from holders for $7,188 in privately negotiated transactions and closed our self-tender offer to purchase up to 17,500 of our public warrants and accepted for purchase 9,957 warrants for a total purchase price of approximately $4,978. Also during the year holders of our

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

warrants exercised 131 warrants for proceeds to us of $788. As of December 31, 2009 there were 10,009 warrants outstanding, including 30 shares of common stock underlying warrants embedded in our units.

The exercise of our public warrants triggers certain participation rights held by the following shareholders: Ares Management, Ayala Corporation and Providence Equity Partners (the “Participating Shareholders”). The Participating Shareholders have participation rights to purchase, for $6.00 per share, an aggregate number of shares of our common stock equal to 2.4364 multiplied by the number of shares actually issued upon exercise of the public warrants. As of December 31, 2009, Stream had 10,009 public warrants outstanding to acquire common stock at a cash exercise price of $6.00 per common stock that expire on October 17, 2011. In addition the Participating Shareholders have remaining participation rights to acquire 24,385 common shares for $6.00 per common share in cash, at a rate of 2.4364 common shares for each public warrant that is exercised for cash at $6.00 per share, if and when any of the public warrants are exercised. These participation rights expire when the public warrants expire on October 17, 2011 and are reduced pro rata as the number of public warrants outstanding are reduced.

Note 8—Equipment and Fixtures, Net

Equipment and fixtures, net, consists of the following:

	December 31, 2009	December 31, 2008
Furniture and fixtures	$10,948	$6,221
Building improvements	32,044	10,820
Computer equipment	31,142	11,244
Software	14,586	2,266
Telecom and other equipment	38,157	16,651
Fixed assets held for sale	228	—
Equipment and fixtures not yet placed in service	1,415	1,695

	128,520	48,897
Less: accumulated depreciation	(31,704)	(7,263)

	$96,816	$41,634

Depreciation expense consists of the following:

	Year Ended December 31, 2009	Year Ended December 31, 2008	For the period from June 26, 2007 (date of inception) to December 31, 2007	Seven Months Ended July 31, 2008 Predecessor (“SHC”)	Year Ended December 31, 2007 Predecessor (“SHC”)
Depreciation expense	$25,596	$7,201	$2	$8,810	$12,059

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

Note 9—Accrued Employee Compensation and Benefits

Accrued employee compensation and benefits consists of the following:

	December 31, 2009	December 31, 2008
Compensation related amounts	$29,213	$16,374
Vacation liabilities	13,492	10,091
Medical and dental liabilities	2,972	713
Employer taxes	1,531	2,838
Retirement plans	7,806	7,924
Other benefit related liabilities	2,461	2,395

	$57,475	$40,335

Note 10—Other Accrued Expenses and Other Liabilities

Other accrued expenses consists of the following:

	December 31, 2009	December 31, 2008
Professional fees	5,447	5,091
Accrued interest	6,041	324
Occupancy expense	3,678	1,451
Technology expense	4,050	2,275
Other accrued expenses	9,283	6,409

	$28,499	$15,550

Other liabilities consists of the following:

	December 31, 2009	December 31, 2008
Lease exit reserve	$924	$738
Deferred revenue	635	1,480
Market lease reserves	5,548	3,460
Other	906	448

Total current liabilities	$8,013	$6,126

Deferred revenue	$—	$1,049
Deferred rent	955	183
Accrued income taxes	11,976	6,245
Market value lease reserves	7,418	8,910
Asset retirement obligation	2,162	—
Other	355	—

Total long-term	$22,866	$16,387

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

Note 11—Long-Term Debt and Revolving Credit Facility

On July 31, 2008, we, as guarantor, entered into the Fourth Amended and Restated Revolving Credit Term Loan and Security Agreement (the “PNC Credit Agreement”) with PNC Bank, National Association (“PNC”), as Lender and as agent, PNC Capital Markets LLC, as lead arranger, SHC, as Borrowing agent, and the other Loan Parties signatory thereto, as loan parties. The PNC Credit Agreement amended and restated SHC’s credit facility with PNC, providing for an increase in the revolving credit from $86,000 to $100,000, extending the maturity date by five years to 2013 and providing for SGS as a guarantor. The PNC Credit Agreement included a $10,000 collateral reserve. The PNC Credit Agreement did not otherwise materially change the terms of SHC’s credit facility. This financing comprised a $100,000 senior secured revolving credit facility under which borrowing availability was based on, among other things, the Borrowers’ (as defined in the PNC Credit Agreement) eligible billed and unbilled accounts receivable. The financing facilities had a five-year term. Outstanding balances under the revolving credit facility incurred interest at either LIBOR plus a margin ranging from 200 to 250 basis points or at the base rate plus a margin ranging from 0 to 25 basis points. The term loans incurred interest at LIBOR plus a margin ranging from 275 to 325 basis points or at the base rate plus a margin ranging from 25 to 75 basis points, in each case based on the combined fixed charge coverage ratio of SHC. The interest rate was subject to change under additional circumstances. The facility also required compliance with certain financial covenants. On November 14, 2008, we amended the PNC Credit Agreement to extend the date for delivery of an audited opening balance sheet of the borrowers to April 1, 2009. The obligations of the Borrowers’ under the facility were secured by certain assets of the Borrowers’ and by certain assets of SHC. In connection with the financing we paid a fee of $2,316 to PNC. This amount was being amortized over the life of the facility of five years but $984 was charged to interest expense in January 2009 in connection with the Amended Credit Agreement described below.

In January 2009, we entered into the Fifth Amended and Restated Revolving Credit, Term Loan and Security Agreement, dated as of January 8, 2009 (the “Amended Credit Agreement”), with PNC as lender and as agent, Steel City Capital Funding, LLC, as term B lender and as term B agent, PNC Capital Markets LLC, as lead arranger, SHC, as borrowing agent, and the other loan parties signatory thereto, pursuant to which we borrowed an aggregate principal amount of $25 million in order to reduce the senior secured revolving credit facility from $100 million to approximately $77 million and to repay approximately $2 million in outstanding loans made to certain Foreign Borrowers (as defined in the Amended Credit Agreement).

In March 2009, we entered into an Amendment No. 1 and Waiver to the Amended Credit Agreement and certain of our subsidiaries (the “Stream Entities”) entered into a Guarantee and Reimbursement Agreement, dated as of March 2, 2009 (the “Reimbursement Agreement”) with Ares, pursuant to which Ares or one or more of its affiliates provided, or caused one or more financial institutions or other entities to provide, certain letters of credit or other guarantees or backstop arrangements for the benefit of the Stream Entities in consideration of the issuance to Ares of one share of our Series B Preferred Stock. In addition, we entered into a Subordination and Intercreditor Agreement, dated as of March 2, 2009, with PNC, as agent, Steel City Capital Funding, LLC, as agent for term B lenders and as term B agent, Ares and the other loan parties signatory thereto, pursuant to which the liens granted under the Reimbursement Agreement were made junior and subordinate to the obligations of the Stream Entities under, and to liens granted in connection with, the Amended Credit Agreement. We expensed in the year ended December 31, 2009, $3,882 related to this agreement, including $3,148 of fees associated with terminating the agreement, that were previously capitalized related to the PNC debt agreement.

In October 2009, pursuant to an indenture, dated as of October 1, 2009 (the “Indenture”), among Stream, certain of our subsidiaries and Wells Fargo Bank, National Association (“Wells Fargo”), as trustee, we issued

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

$200 million aggregate principal amount of 11.25% Senior Secured Notes due 2014 (the “Notes”) at an initial offering price of 95.454% of the principal amount, the purpose of which was to pay off the debt from the PNC agreement along with debt acquired from EGS. In addition, we and certain of our subsidiaries (collectively, the “Borrowers”) entered into a credit agreement, dated as of October 1, 2009 (the “Credit Agreement”), with Wells Fargo, as agent and co-arranger, and Goldman Sachs Lending Partners LLC, as co-arranger, and each of the lenders party thereto, as lenders, providing for revolving credit financing (the “ABL Facility”) of up to $100 million, including a $20 million sub-limit for letters of credit. The ABL Facility has a maturity of four years. We capitalized fees of $7,552 and $3,631 associated with the Notes and the Credit Agreement, respectively, at the inception of these agreements that are being amortized over their respective lives. We expensed in the year ended December 31, 2009, $269 and $214, respectively, related to the Notes and the Credit Agreement.

We are in compliance with the financial covenants as of December 31, 2009. Substantially all of the assets of the Company excluding intangible assets secure the Notes and the ABL Facility. See Note 17 for Guarantor Financial Information.

Long-term borrowings consist of the following:

	December 31, 2009	December 31, 2008
Revolving line of credit	$15,501	$59,425
11.25% Senior Secured Notes	200,000	6,789
Other	237	24

	215,738	66,238
Less: current portion	(90)	(2,614)

Long-term debt	$215,648	$63,624

Minimum principal payments on long-term debt subsequent to December 31, 2009 are as follows:

Total
2010	$90
2011	96
2012	51
2013	15,501
2014	200,000

Total	$215,738

On March 18, 2009, in response to our request under the Reimbursement Agreement, Ares issued three letters of credit in an aggregate amount of $7,006, and we issued 1 share of Series B Preferred Stock to Ares in consideration of such letters of credit.

We had $6,600 LC Guarantees outstanding at December 31, 2009 and zero at December 31, 2008, respectively.

There was $82,429 available on the ABL Facility at December 31, 2009.

We have $359 and $160 of restricted cash as of December 31, 2009 and 2008, respectively.

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

Note 12—Defined Contribution and Benefit Plans

We have defined contribution and benefit plans in various countries. The plans cover all full-time employees other than excluded employees as defined in the plans. The participants may make pretax contributions to the plans, and we can make both matching and discretionary contributions. In the years ended December 31, 2009 and 2008, we recorded $3,126 and $1,112 in matching contributions to the plans. Our defined benefit plans are funded primarily through annuity contracts with third party insurance companies. We do not have any material obligations under these plans other than funding the annual insurance premiums.

Note 13—Income Taxes

The change in valuation allowances is net of the effect of foreign currency translation adjustments included in accumulated other comprehensive income (loss).

The domestic and foreign source component of income (loss) before tax is as follows:

	December 31, 2009	December 31, 2008	December 31, 2007	Predecessor (“SHC”) Seven Months Ended July 31, 2008	Predecessor (“SHC”) Year Ended December 31, 2007
Total US	$(45,244)	$(5,431)	$1,877	$(39,508)	$(26,718)
Total Foreign	21,053	11,586	—	19,231	21,554

Total	$(24,191)	$6,155	$1,877	$(20,277)	$(5,164)

The components of the income expense (benefit) are as follows:

	December 31, 2009	December 31, 2008	December 31, 2007	Predecessor (“SHC”) Seven Months Ended July 31, 2008	Predecessor (“SHC”) December 31, 2007
Current
Federal	$(17)	$234	$580	$—	$—
State	15	147	180	75	10
Foreign	6,128	5,569	—	4,277	4,933

Total Current	6,126	5,950	$760	4,352	4,943
Deferred
Federal	(664)	—	—	—	—
State	26	—	—	—	—
Foreign	(1,106)	(591)	—	743	1,216

Total Deferred	(1,744)	(591)	—	743	1,216

Total	$4,382	$5,359	$760	$5,095	$6,159

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

A reconciliation of the provision for income taxes with amounts determined by applying the statutory US Federal rate is as follows:

	December 31, 2009	December 31, 2008	December 31, 2007	Seven Months Ended July 31, 2008 Predecessor (“SHC”)	Year Ended December 31, 2007 Predecessor (“SHC”)
Federal tax rate	$(8,467)	$2,154	$580	$(6,894)	$(1,756)
State and local income taxes, net of federal income tax benefits	(20)	232	180	34	(73)
Foreign income taxed at different rate to US	3,340	937	—	967	1,304
Change in Valuation Allowance	10,000	(150)	—	6,748	4,370
Non deductible expenses related to foreign tax holiday	7,936	—	—	—	—
Credits and tax holidays	(6,709)	(1,386)	—	(980)	(1,523)
Benefit of prior year net operating losses	(2,141)	—	—	—	—
FIN 48 Reserve	819	1,334
Permanent items	50	1,995	—	5,136	3,954
Other differences	(426)	243	—	84	(117)

Provision for income taxes	$4,382	$5,359	$760	$5,095	$6,159

Deferred income taxes consist of the following:

	December 31, 2009	December 31, 2008
Deferred tax assets:
Accruals, allowances, and reserves	$8,629	$9,808
Tax credits and loss carry forwards	19,403	19,163
Depreciation	4,910	2,620
Payables	22,252	16,030
Other	732	458

	55,926	48,079
Valuation allowance	(18,234)	(8,257)

Total deferred tax assets	37,692	39,822
Deferred tax liabilities:
Intangible assets	31,700	29,333
Other liabilities	5,462	9,553
Unrealized foreign exchange	404	735

Total deferred tax liabilities	37,566	39,621

Net deferred tax assets	$126	$201

Following the acquisitions of EGS on October 1, 2009 and SHC on July 31, 2008, we recognized certain deferred tax assets and liabilities associated with the estimated fair value of assets acquired and the liabilities assumed. The most significant items were the deferred tax liabilities associated with the intangible and tangible

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

assets in the US and the Philippines, and the deferred tax assets attributed to the market lease reserve in both the US and foreign jurisdictions. As a result of the increase in the deferred tax liabilities associated with the amortizable intangible assets the valuation allowance for the US deferred tax assets was reduced.

At December 31, 2009 and 2008, we had $28,578 and $34,334, respectively, of U.S. federal net operating losses, which will expire between 2024 and 2028. At December 31, 2009 and 2008, we had $16,745 and $15,824, respectively of state net operating losses. At December 31, 2009 and 2008 the foreign operating loss carry forwards includes $4,277 and $1,852 with no expiration date, and $7,959 and $9,950, respectively, of foreign-generated net operating losses, which will expire over various periods through 2016. The net operating losses are evaluated for each foreign jurisdiction and a full valuation allowance established where we believe that it is more likely than not based on available evidence that the asset will not be realized.

At December 31, 2009, we had $1,563 of credits available for carry forward which will expire between 2014 and 2028, and $2,547 of credits with no expiration date.

As a result of the acquisitions of EGS on October 1, 2009 and SHC on July 31, 2008, we acquired net operating loss carry forwards. The utilization of these losses is subject to the Internal Revenue Code Section 382 limitations, and we have established a valuation allowance against the deferred tax assets for an amount that is more likely than not to be recognized. We have estimated the annual limitation imposed by the provisions of Section 382, and do not expect such limitation to restrict its ability to utilize the losses within the carry forward period. In 2008 we also forfeited $1,000 of existing net operating losses in foreign jurisdictions where the change of control resulted in a limitation of offset against future taxable income.

We had recorded a valuation allowance of $18,234 and $8,257 for the periods ended December 31, 2009 and 2008, respectively, against net operating losses and deferred tax assets for which realization of any future benefit is uncertain due to taxable income limitations.

We file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Currently, we are under federal audit for the year 2007. We operate in a number of international tax jurisdictions and are subject to audits of income tax returns by tax authorities in those jurisdictions. We have open audit periods after 2002 in India, Canada and Europe, including France, Italy, Ireland, the Netherlands and the United Kingdom and are currently under audit in India and Canada.

We have been granted various tax holidays in foreign jurisdictions. These tax holidays are given as an incentive to attract foreign investment and under agreements relating to such tax holidays we receive certain exemptions from taxation on income from export related activities. The income tax benefit from foreign tax holidays was $5,472 and $705 for the periods ended December 31, 2009 and December 31, 2008. Certain of the tax holidays are set to expire between 2010 and 2012.

We currently benefit from income tax holiday incentives in the Philippines pursuant to the registrations with the Philippine Economic Zone Authority, or PEZA, of our various projects and operations. Under such PEZA registrations, the income tax holiday of our various PEZA-registered projects in the Philippines expire at staggered dates through 2012. The expiration of these tax holidays will increase our effective income tax rate.

We have not provided taxes related to the potential repatriation of foreign subsidiary earnings because we believe they will be indefinitely reinvested outside of the United States. If future events necessitate that these earnings should be repatriated to the United States, an additional tax provision and related liability would be required.

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

Reconciliation of the beginning and ending total amounts of unrecognized tax benefits (exclusive of interest and penalties) is as follows:

Beginning balance January 1, 2009	$3,512
Additions to tax positions related to the current year	2,834
Reductions for tax positions related to current year	—
Additions for tax positions related to the prior year	5,125
Reductions for tax positions related to prior year	(554)
Settlements with tax authorities	(191)
Lapse of statute of limitations	(429)

Ending balance December 31, 2009	$10,297

We adopted the provisions of FIN 48 upon inception. Pursuant to the adoption of FIN 48, we recorded a reserve for unrecognized tax benefits of zero.

As of December 31, 2009 and 2008, the liability for unrecognized tax benefits (including interest and penalties) was $13,319 and $6,778, respectively, of which $1,344 and $533, respectively, was recorded in current liabilities and $11,975 and $6,245, respectively, was recorded within other long term liabilities in our consolidated financial statements. Included in these amounts are approximately $1,291 and $1,308, respectively, of unbenefitted tax losses, which would be realized if the related uncertain tax positions were settled. As of January 1, 2009, we had reserved $1,958 for accrued interest and penalties, which had increased to $2,472 as at December 31, 2009 and is included in the $13,319 of liability. We recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. The total amount of net unrealizable tax benefits that would affect the income tax expense, if ever recognized in our consolidated financial statements is $12,769. This amount includes interest and penalties of $2,472. We estimate that within the next 12 months, our unrecognized tax benefits, and interest and penalties, could decrease as a result of settlements with taxing authorities or the expiration of the statute of limitations by $1,047 and $842, respectively.

The acquisition of EGS Corp resulted in an increase in the amount of unrecognized tax benefits of $5,884 on October 1, 2009.

Note 14—Stock Options

The 2008 Stock Incentive Plan (the “Plan”) provides for the grant of incentive and nonqualified stock options. The Plan has authorized grants of up to 10,000 shares of common stock at an exercise price not less than 100% of the fair value of the common stock at the date of grant. The Plan provides that the options shall be outstanding for a period not to exceed ten years from the grant date. During the years ended December 31, 2009 and 2008, we granted options to purchase 4,903 and 3,230 shares of our common stock to our employees with an exercise price at the greater of $6.00 per share or fair value of the underlying common stock at the date of grant. Generally, options vest over a five-year period. In 2009, we granted options to certain former eTelecare employees that have 20% of the options vest on January 1, 2010 approximately two months after the initial grant. During 2009, our founder, Chairman, and Chief Executive Officer was granted 1,000 options that are subject to a time-based vesting schedule and become exercisable under certain conditions. The options become exercisable upon our common stock closing price at or above $10.60 for 60 consecutive trading days and public float, excluding affiliates, equals or exceeds $300,000 or the affiliated stockholders have, in the aggregate sold 25% or more of their aggregate ownership as measured against their ownership as of November 10, 2009. We have used the Monte Carlo method to value these options. The accounting guidance requires us to recognize compensation

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

expense related to options with market or performance conditions using an accelerated attribution method instead of on a straight-line basis over the requisite service period. The derived service period, as defined by the accounting guidance, was determined with the assistance of the valuation specialist and compensation expense will be recorded ratably for each tranche over the requisite service period.

At December 31, 2009 and 2008, 534 and zero stock option grants were vested, none had been exercised, and 1,062 and none had been forfeited.

The per share fair value of options granted was determined using the Black-Scholes-Merton model.

The following assumptions were used for the option grants in the year ended December 31, 2009:

	Year Ended December 31, 2009	Year Ended December 31, 2008
Option term (years)	6.375	6.375
Volatility	43%-63%	43%
Risk-free interest rate	1.91-2.96%	2.41-3.27%
Dividend yield	0%	0%
Weighted-average grant date fair value per option granted	$3.36	$0.76

The option term for 2009 and 2008 was calculated under the simplified method for all option grants during for the year ended December 31, 2009 and 2008 as we do not have a long history of granting options. As we are beginning to get a history in our common stock we transitioned in 2009 to have the expected volatility assumption be based on a weighted average of the historical volatilities for Stream and its peer group, while due to lack of stock trading history the assumption for 2008 was based upon the historical volatility of comparable companies from a representative peer group selected based on industry and market capitalization. The risk-free interest rate assumption was based upon the implied yields from the U.S. Treasury zero-coupon yield curve with a remaining term equal to the expected term in options. The expected term of employee stock options granted was based on our estimated life of the options at the grant date.

Stock options under the Plan during year ended December 31, 2009 were as follows:

	Number of options	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2008	3,210	$6.00		9.74
Granted	4,903	6.22	$3.36
Exercised	—	—
Forfeited or canceled	(1,135)	6.02

Outstanding at December 31, 2009	6,978	$6.15		9.39

At December 31, 2009, we had stock options to purchase 535 shares that were exercisable. The weighted-average exercise price of options currently exercisable is $6.00 at December 31, 2009. The weighted average remaining contractual term of options currently exercisable is 8.8 years at December 31, 2009. The total fair

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

value of options vested during the year ended December 31, 2009 was $495. There are 4,611 shares outstanding, vested, and expected to vest (including forfeiture adjusted unvested shares) with a weighted average exercise price of $6.14 and a weighted average remaining contractual term of 9.39 years.

For the years ended December 31, 2009, 2008, and 2007, we recognized net stock compensation expense of $1,097, $73 and zero, respectively, for the stock options in the table above. SHC recorded stock compensation expense of $1,234 and $887 respectively, for the 7 months ended July 31, 2008 and for the year ended December 31, 2007.

As of December 31, 2009 and 2008, the aggregate intrinsic value (i.e., the difference in the estimated fair value of our common stock and the exercise price to be paid by the option holder) of stock options outstanding, excluding the effects of expected forfeitures, was zero. The aggregate intrinsic value of the shares of exercisable stock at December 31, 2009 and 2008 was zero. The intrinsic value of options exercised for the years ended December 31, 2009 and 2008, was zero.

As of December 31, 2009 and 2008, there was $10,325 and $1,312, respectively, of unrecognized compensation cost related to the unvested portion of time-based arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 4.6 years from issue date.

Restricted stock award activity during the year ended December 31, 2009 and 2008 was as follows:

	Number of Shares	Weighted average Grant-Date Fair Value
Outstanding December 31, 2008	92	$7.85
Granted	575	6.12
Vested	(16)	7.85
Forfeited	(19)	7.85

Outstanding December 31, 2009	632	$6.28

For the year ended December 31, 2009 and 2008, we recognized net compensation expense of $146 and $28, respectively, for the restricted stock awards. Restricted stock awards vest either quarterly over four years for grants in 2008 or semi-annually over a five year for grants in 2009.

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

Note 15—Commitments and Contingencies

Leases

We lease our operating facilities and equipment under non-cancelable operating leases, which expire at various dates through 2015, and we have a capital lease obligation related to one facility. In addition, we have capital leases for furniture, computer and telephone equipment. The assets under capital lease are included in equipment and fixtures, net, on our consolidated balance sheets are as follows:

	December 31, 2009	December 31, 2008
Furniture and fixtures	$1,182	$235
Building improvements	8,588	3,117
Computer equipment	3,946	696
Telecom and other equipment	6,341	3,631

	20,057	7,679
Less: accumulated depreciation	(3,221)	(771)

	$16,836	$6,908

Future minimum payments under capital and operating leases consist of the following at December 31, 2009:

	Capital Leases	Operating Leases
2010	$6,865	$39,291
2011	5,350	30,732
2012	3,576	18,892
2013	2,489	13,344
2014	744	8,084
Thereafter	585	13,009

Total future minimum lease payments	19,609	$123,352
Less amount representing interest	(2,801)

	16,808
Less current portion	(5,529)

	$11,279

Rent expense is included in our consolidated statements of operations in selling, general and administrative expenses as follows:

	Year Ended December 31, 2009	Year Ended December 31, 2008	For the period from June 26, 2007 (date of inception) to December 31, 2007	Seven Months Ended July 31, 2008 Predecessor (“SHC”)	Year Ended December 31, 2007 Predecessor (“SHC”)
Rent expense	$35,751	$11,102	$—	$17,646	$25,019
Market lease reserve amortization	(3,687)	(1,422)	—	(2,046)	(3,632)

Net rent expense	$32,064	$9,680	$0	$15,600	$21,387

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

Contingencies

We are self-insured with respect to medical and dental claims by our employees located in the United States, subject to an annual insured stop-loss limit on per-claim payments of $125 for legacy Stream and $150 for legacy eTelecare employees and an overall insured stop-loss limit of $1.875 per covered participant. We believe that our self-insurance reserves of $1,371 at December 31, 2009 and $713 at December 31, 2008 are adequate to provide for future payments required related to claims prior to that date.
We are also subject to various lawsuits and claims in the normal course of business. In addition, from time to time, we receive communications from government or regulatory agencies concerning investigations or allegations of non-compliance with laws or regulations in jurisdictions in which we operate. We establish reserves for specific liabilities in connection with regulatory and legal actions that we deem to be probable and estimable, and we believe that our reserves for such liabilities are adequate.

We have been named as a third-party defendant in a putative class action captioned Kambiz Batmanghelich, on behalf of himself and all others similarly situated and on behalf of the general public, v. Sirius XM Radio, Inc., filed in the Los Angeles County Superior Court on November 10, 2009, and removed to the United States District Court for the Central District of California. The Plaintiff alleges that Sirius XM Radio, Inc. recorded telephone conversations between Plaintiff and members of the proposed class of Sirius customers, on the one hand, and Sirius and its employees, on the other, without the Plaintiff’s and class members’ consent in violation of California’s telephone recording laws. The Plaintiff also alleges negligence and violation of the common law right of privacy, and seeks injunctive relief. On December 21, 2009, Sirius XM Radio, Inc. filed a Third-Party Complaint in the action against us seeking indemnification for any defense costs and damages that result from the putative class action. The Plaintiff has not alleged any claims against us. We believe that we have meritorious defenses to Sirius XM Radio, Inc.’s claims, but there can be no assurance as to the outcome of this lawsuit and an adverse outcome could have a material adverse effect on our business, results of operations or financial condition.

Note 16—Geographic Operations and Concentrations

We operate in one operating segment, but provide services primarily in two regions: “Americas”, which includes United States, Canada, the Philippines, India, Costa Rica, Nicaragua, Dominican Republic, and El Salvador; and “EMEA”, which includes Europe, Middle East, and Africa.

The following table presents geographic information regarding our operations:

	Year Ended December 31, 2009	Year Ended December 31, 2008	For the period from June 26, 2007 (date of inception) to December 31, 2007	Seven Months Ended July 31, 2008 Predecessor (“SHC”)	Year Ended December 31, 2007 Predecessor (“SHC”)
Revenues
Americas	$371,944	$122,090	$—	$169,402	$309,299
EMEA	212,825	89,283	—	142,683	174,270

	$584,769	$211,373	$—	$312,085	$483,569

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

	December 31, 2009	December 31, 2008
Total assets:
Americas	$594,116	$259,432
EMEA	86,707	70,513

	$680,823	$329,945

We derive significant revenues from three significant clients. At December 31, 2009, two of our largest clients are global computer companies, and the other client is a satellite radio provider.

	Year Ended December 31, 2009	Year Ended December 31, 2008	For the period from June 26, 2007 (date of inception) to December 31, 2007	Seven Months Ended July 31, 2008 Predecessor (“SHC”)	Year Ended December 31, 2007 Predecessor (“SHC”)
Dell Inc.	19%	17%	—	16%	16%
Hewlett-Packard Company	17%	17%	—	13%	13%
Sirius XM Radio Inc.	10%	12%	—	11%	13%

Related accounts receivable from these three clients were 29%, 15% and 6%, respectively, of our total accounts receivable at December 31, 2009.

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

Note 17—Guarantor Financial Information

Our Notes are guaranteed by Stream, which is the parent company, along with certain of our wholly owned subsidiaries. Such guarantees are full, unconditional and joint and several. Condensed consolidating financial information related to us, our guarantor subsidiaries and our non-guarantor subsidiaries as of December 31, 2009, 2008 and 2007 are reflected below:

Condensed Consolidating Statement of Operations

For the year ended December 31, 2009

	Parent	Guarantor subsidiaries	Non-Guarantor subsidiaries	Elimination	Total
Net revenue:
Customers	$—	$517,373	$67,396	$—	$584,769
Intercompany	—	88,067	231,805	(319,872)	—

	—	605,440	299,201	(319,872)	584,769

Direct cost of revenue
Customers	—	171,587	170,606		342,193
Intercompany	—	293,155	26,717	(319,872)	—

	—	464,742	197,323	(319,872)	342,193
Gross Profit	—	140,698	101,878	—	242,576
Operating expenses:
Selling, general and administrative expenses	1,650	117,080	80,724	—	199,454
Transaction related costs	6,832	5,413	—	—	12,245
Depreciation and amortization	44	25,178	11,200	—	36,422

Total operating expenses	8,526	147,671	91,924	—	248,121

Income (loss) from operations	(8,526)	(6,973)	9,954	—	(5,545)
Other (income) expenses, net:
Foreign currency transaction loss (gain)	—	1,289	(1,053)	—	236
Other (income) expense, net	—	—	—	—	—
Interest (income) expense, net	2,165	11,898	4,347	—	18,410
Equity in earnings of subsidiaries	18,924	—	—	(18,924)	—

Total other (income) expenses, net	21,089	13,187	3,294	(18,924)	18,646

Income (loss) before income taxes	(29,615)	(20,160)	6,660	18,924	(24,191)

Provision (benefit) for income taxes	(1,042)	4,729	695	—	4,382

Net income (loss)	(28,573)	(24,889)	5,965	18,924	(28,573)

Cumulative convertible Preferred Stock dividends	58,018	—	—	—	58,018
Preferred Stock accretion	6,397	—	—	—	6,397

Net income (loss) attributable to common stockholders	$(92,988)	$(24,889)	$5,965	$18,924	$(92,988)

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

Condensed Consolidating Statement of Operations

For the year ended December 31, 2008

	Parent	Guarantor subsidiaries	Non-Guarantor subsidiaries	Elimination	Total
Net revenue:
Customers	$—	$200,119	$11,254	$—	$211,373
Intercompany	—	13,851	92,986	(106,837)	—

	—	213,970	104,240	(106,837)	211,373
Direct cost of revenue
Customers	—	70,908	57,370	—	128,278
Intercompany	—	93,903	12,934	(106,837)	—

	—	164,811	70,304	(106,837)	128,278
Gross Profit	—	49,159	33,936	—	83,095
Operating expenses:
Selling, general and administrative expenses	1,254	41,462	24,168	—	66,884
Transaction related costs	—	—	—	—	—
Depreciation and amortization	21	8,119	2,842	—	10,982

Total operating expenses	1,275	49,581	27,010	—	77,866

Income (loss) from operations	(1,275)	(422)	6,926	—	5,229
Other (income) expenses, net:
Foreign currency transaction loss (gain)	—	995	(14)	—	981
Other (income) expense, net	—	—	260	—	260
Interest (income) expense, net	(4,229)	1,854	208	—	(2,167)
Equity in Earnings of Subsidiaries	1,074	—	—	(1,074)	—

Total other (income) expenses, net	(3,155)	2,849	454	(1,074)	(926)

Income (loss) before income taxes	1,880	(3,271)	6,472	1,074	6,155

Provision (benefit) for income taxes	1,084	2,432	1,843	—	5,359

Net income (loss)	796	(5,703)	4,629	1,074	796

Series A Preferred Stock beneficial conversion feature	49,503	—	—	—	49,503
Cumulative convertible Preferred Stock dividends	1,790	—	—	—	1,790
Preferred Stock accretion	367	—	—	—	367
Warrant issuance costs	298	—	—	—	298

Net income (loss) attributable to common stockholders	$(51,162)	$(5,703)	$4,629	$1,074	$(51,162)

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

Condensed Consolidating Statement of Operations

For the year ended December 31, 2007

	Parent	Guarantor subsidiaries	Non- Guarantor subsidiaries	Elimination	Total
Revenue:
Customers	$—	$—	$—	$—	$—
Intercompany	—	—	—	—	—

	—	—	—	—	—
Direct cost of revenue
Customers	—	—	—	—	—
Intercompany	—	—	—	—	—

	—	—	—	—	—
Gross Profit	—	—	—	—	—
Operating expenses:
Selling, general and administrative expenses	240	—	—	—	240
Transaction related costs	—	—	—	—	—
Depreciation and amortization	2	—	—	—	2

Total operating expenses	242	—	—	—	242

Income (loss) from operations	(242)	—	—	—	(242)
Other (income) expenses, net:
Foreign currency transaction loss (gain)	—	—	—	—	—
Other (income) expense, net	—	—	—	—	—
Interest (income) expense, net	(2,119)	—	—	—	(2,119)
Equity in Earnings of Subsidiaries	—	—	—	—	—

Total other (income) expenses, net	(2,119)	—	—	—	(2,119)

Income (loss) before income taxes	1,877	—	—	—	1,877

Provision (benefit) for income taxes	760	—	—	—	760

Net income (loss)	$1,117	$—	$—	$—	$1,117

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

Condensed Consolidating Balance Sheet

As of December 31, 2009

	Parent	Guarantor subsidiaries	Non- Guarantor subsidiaries	Elimination	Total
Assets
Current assets:
Cash and cash equivalents	$126	$3,195	$11,607	$—	$14,928
Accounts receivable, net	—	139,025	36,532	—	175,557
Income taxes receivable	—	2,473	515	—	2,988
Deferred income taxes	—	15,241	629	—	15,870
Prepaid expenses and other current assets	2,083	5,726	10,234	—	18,043

Total current assets	2,209	165,660	59,517	—	227,386
Equipment and fixtures, net	44	45,678	51,094	—	96,816
Deferred income taxes	—	1,902	3,404	—	5,306
Investment in Subsidiary	390,971	160,798	27	(551,796)	—
Goodwill	—	119,906	106,121	—	226,027
Intangible assets, net	—	85,035	19,799	—	104,834
Other assets	8,618	1,886	9,950	—	20,454

Total assets	$401,842	$580,865	$249,912	$(551,796)	$680,823

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$—	$6,521	$7,011	$—	$13,532
Accrued employee compensation and benefits	—	23,414	34,061	—	57,475
Other accrued expenses	6,936	10,334	11,229	—	28,499
Income taxes payable	(1,736)	3,907	28	—	2,199
Current portion of long-term debt	—	90	—	—	90
Intercompany Payable (Receivable)	(137,232)	44,407	92,825	—	—
Current portion of capital lease obligations	—	3,181	2,348	—	5,529
Other liabilities	—	4,630	3,383	—	8,013

Total current liabilities	(132,032)	96,484	150,885	—	115,337
Long-term debt, net of current portion	206,733	147	—	—	206,880
Capital lease obligations, net of current portion	—	4,132	7,147	—	11,279
Deferred income taxes	—	20,002	1,048	—	21,050
Other long-term liabilities	—	16,381	6,485	—	22,866

Total liabilities	74,701	137,146	165,565	—	377,412
Total shareholders’ equity (deficit)	327,141	443,719	84,347	(551,796)	303,411

Total liabilities and stockholders’ equity	$401,842	$580,865	$249,912	$(551,796)	$680,823

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

Condensed Consolidating Balance Sheet

As of December 31, 2008

	Parent	Guarantor subsidiaries	Non- Guarantor subsidiaries	Elimination	Total
Assets
Current assets:
Cash and cash equivalents	$3,090	$2,676	$4,894	$—	$10,660
Accounts receivable, net	—	101,250	8,135	—	109,385
Income taxes receivable	—	1,292	267	—	1,559
Deferred income taxes	98	14,050	751	—	14,899
Prepaid expenses and other current assets	501	5,520	4,332	—	10,353

Total current assets	3,689	124,788	18,379	—	146,856
Equipment and fixtures, net	88	28,100	13,446	—	41,634
Deferred income taxes	—	886	1,812	—	2,698
Investment in Subsidiary	128,635	12,479	27	(141,141)	—
Goodwill	—	47,686	—	—	47,686
Intangible assets, net	—	81,788	1,531	—	83,319
Other assets	—	3,594	4,158	—	7,752

Total assets	$132,412	$299,321	$39,353	$(141,141)	$329,945

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	1,084	4,495	3,479	—	9,058
Accrued employee compensation and benefits	(25)	17,768	22,592	—	40,335
Other accrued expenses	563	8,809	6,178	—	15,550
Income taxes payable	(333)	1,903	1,879	—	3,449
Current portion of long-term debt	—	2,614	—	—	2,614
Intercompany Payable (Receivable)	(25,800)	44,583	(18,783)	—	—
Current portion of capital lease obligations	—	2,128	132	—	2,260
Other liabilities	—	4,824	1,302	—	6,126

Total current liabilities	(24,511)	87,124	16,779	—	79,392
Long-term debt, net of current portion	—	63,624	—	—	63,624
Capital lease obligations, net of current portion	—	4,332	1,152	—	5,484
Deferred income taxes	—	17,396	—	—	17,396
Other long-term liabilities	—	13,731	2,656	—	16,387

Total liabilities	(24,511)	186,207	20,587	—	182,283
Convertible Series A Preferred Stock	145,911	—	—	—	145,911

Total shareholders’ equity (deficit)	11,012	113,114	18,766	(141,141)	1,751

Total liabilities and stockholders’ equity	$132,412	$299,321	$39,353	$(141,141)	$329,945

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

Condensed Statements of Cash Flows

For the year ended December 31, 2009

	Parent	Guarantor subsidiaries	Non- Guarantor subsidiaries	Elimination	Total
Cash Flows from operating activities:
Net income	(28,573)	(24,889)	5,965	18,924	(28,573)
Undistributed equity in earnings of subsidiaries	18,924	—	—	(18,924)	—
Adjustments to reconcile net income to cash provided by (used in) operating activities, net	(4,362)	15,135	(7,387)	—	3,386

Net cash provided by (used in) operating activities	(14,011)	(9,754)	(1,422)	—	(25,187)

Cash Flows from investing activities:
Acquisition of businesses, net of cash acquired	—	182	33,218	—	33,400
Investment in Subsidiary	(80,721)	79,221	1,500		—
Additions to equipment and fixtures, net	—	(9,223)	(12,841)	—	(22,064)
Other, net	—	—	—	—	—

Net cash provided by (used in) investing activities	(80,721)	70,180	21,877	—	11,336

Cash Flows from financing activities:
Net borrowings (repayments) on line of credit	15,501	(59,425)	—	—	(43,924)
Net borrowings (repayments) on long term debt	190,908	(6,577)	(120,203)	—	64,128
Net borrowings (repayments) on capital leases	—	(1,255)	(929)	—	(2,184)
Net Intercompany	(109,967)	3,845	106,122	—	—
Proceeds from exercise of warrants	788	—	—	—	788
Proceeds from issuance of common stock related to pre-emptive rights and stock options	1,921	—	—	—	1,921
Re-purchase of warrants	(7,373)	—	—	—	(7,373)
Repurchases of common stock	(10)	—	—	—	(10)

Net cash provided by financing activities	91,768	(63,412)	(15,010)	—	13,346
Effect of exchange rates on cash and cash equivalents	—	3,505	1,268	—	4,773

Net increase (decrease) in cash and cash equivalents	(2,964)	519	6,713	—	4,268

Cash and cash equivalents, beginning of period	3,090	2,676	4,894	—	10,660

Cash and cash equivalents, end of period	$126	$3,195	$11,607	$—	$14,928

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

Condensed Statements of Cash Flows

For the year ended December 31, 2008

	Parent	Guarantor subsidiaries	Non-Guarantor subsidiaries	Elimination	Total
Cash Flows from operating activities:
Net income	$796	$(5,703)	$4,629	$1,074	$796
Undistributed equity in earnings of subsidiaries	1,074	—	—	(1,074)	—
Adjustments to reconcile net income to cash provided by (used in) operating activities, net	(5,520)	(11,377)	1,535	—	(15,362)

Net cash provided by (used in) operating activities	(3,650)	(17,080)	6,164	—	(14,566)

Cash Flows from investing activities:
Decrease in restricted cash	246,300	—	104	—	246,404
Acquisition of businesses, net of cash acquired	(123,415)	9,480	7,804		(106,131)
Additions to equipment and fixtures, net	(75)	(6,221)	(2,832)	—	(9,128)
Other, net	—	—	—	—	—

Net cash provided by (used in) investing activities	122,810	3,259	5,076	—	131,145

Cash Flows from financing activities:
Net borrowings (repayments) on line of credit	—	(8,236)	—	—	(8,236)
Net borrowings (repayments) on long term debt	—	(1,081)	—	—	(1,081)
Net borrowings (repayments) on capital leases	—	(1,169)	(131)	—	(1,300)
Net Intercompany	(25,800)	31,498	(5,698)	—	—
Proceeds from issuance of Preferred Stock	145,217	—	—	—	145,217
Repurchases of common stock	(236,648)	—	—	—	(236,648)

Net cash provided by financing activities	(117,231)	21,012	(5,829)	—	(102,048)
Effect of exchange rates on cash and cash equivalents	—	(4,515)	(517)	—	(5,032)

Net increase (decrease) in cash and cash equivalents	1,929	2,676	4,894	—	9,499

Cash and cash equivalents, beginning of period	1,161	—	—	—	1,161

Cash and cash equivalents, end of period	$3,090	$2,676	$4,894	$—	$10,660

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

Condensed Statements of Cash Flows

For the year ended December 31, 2007

	Parent	Guarantor subsidiaries	Non-Guarantor subsidiaries	Elimination	Total
Cash Flows from operating activities:
Net income	$1,117	$—	$—	$—	$1,117
Undistributed equity in earnings of subsidiaries	—	—	—	—	—
Adjustments to reconcile net income to cash provided by (used in) operating activities, net	(1,371)	—	—	—	(1,371)

Net cash provided by (used in) operating activities	(254)	—	—	—	(254)

Cash Flows from investing activities:
Cash contributed to trust account	(246,300)	—	—	—	(246,300)
Additions to equipment and fixtures, net	(29)	—	—	—	(29)
Withdrawal from trust account for working capital purposes (including taxes)	1,206	—	—	—	1,206

Net cash provided by (used in) investing activities	(245,123)	—	—	—	(245,123)

Cash Flows from financing activities:
Proceeds from issuance of common stock to founding stockholders	50	—	—	—	50
Proceeds from notes payable to stockholders	200	—	—	—	200
Repayments of notes payable to stockholders	(200)	—	—	—	(200)
Proceeds from issuance of warrants to founding stockholders	7,500	—	—	—	7,500
Portion of net proceeds from sale of units through public offering allocable to shares of common stock subject to possible conversion	73,875	—	—	—	73,875
Re-purchase of common shares from founding stockholders	(7)	—	—	—	(7)
Net proceeds from sales of units	165,120	—	—	—	165,120

Net cash provided by financing activities	246,538	—	—	—	246,538

Effect of exchange rates on cash and cash equivalents	—	—	—	—	—

Net increase (decrease) in cash and cash equivalents	1,161	—	—	—	1,161

Cash and cash equivalents, beginning of period	—	—	—	—	—

Cash and cash equivalents, end of period	$1,161	$—	$—	$—	$1,161

STREAM GLOBAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009

Note 18—Quarterly Results of Operations (Unaudited)

SGS quarterly operating results were as follows:

	2009				2008
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$135,614	$125,670	$121,875	$201,610	$—	$—	$81,537	$129,836
Gross profit	57,001	52,265	49,306	84,004	—	—	31,008	52,087
Operating income (loss)	6,834	3,136	(3,059)	(12,456)	(267)	(287)	1,371	4,412
Net income (loss) attributable to common stockholders	$180	$(4,726)	$(9,358)	$(79,084)	$1,172	$403	$(51,232)	$(1,505)
Net income (loss) attributable to common stockholders per share:
Basic and diluted	$0.02	$(0.50)	$(0.99)	$(0.99)	$0.04	$0.01	$(2.12)	$(0.16)

SHC quarterly operating results were as follows:

	2008
	First Quarter	Second Quarter	Third Quarter*	Fourth Quarter
Revenue	$140,372	$128,714	$42,999	$—
Gross profit	46,461	45,127	14,821	—
Operating income (loss)	3,710	1,599	(17,042)	—
Net income (loss)	$(2,004)	$(4,172)	$(19,197)	$—

*—represents the one month ended July 31, 2008

Report of Independent Auditors

The Board of Directors and Stockholders

EGS Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheet of EGS Corp. and Subsidiaries (the Company) as of December 31, 2008 (Successor) and 2007 (Predecessor) and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2007 (Predecessor) and 2006 (Predecessor) and for the period January 1, 2008 through December 11, 2008 (Predecessor) and the period December 12, 2008 through December 31, 2008 (Successor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EGS Corp. and Subsidiaries at December 31, 2008 (Successor) and 2007 (Predecessor) and the consolidated results of its operations and its cash flows for the years ended December 31, 2007 (Predecessor) and 2006 (Predecessor) and for the period January 1, 2008 through December 11, 2008 (Predecessor) and the period December 12, 2008 through December 31, 2008 (Successor) in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, as a result of the adoption of Statement of Financial Accounting Standards (SFAS) No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51 on January 1, 2009, the Company retrospectively adjusted its consolidated financial statements to reflect the presentation and disclosure requirements of this new accounting standard. As discussed in Note 12 to the consolidated financial statements, effective January 1, 2007, the Company adopted FASB interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 107.

/s/ Ernst & Young LLP

Phoenix, Arizona

August 10, 2009

EGS Corp. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share and per share data)

	Successor		Predecessor
	September 30, 2009	December 31, 2008	December 31, 2007
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$33,289	$38,695	$35,129
Trade and other receivables, net	57,108	53,748	47,082
Deferred taxes	4,437	3,241	1,151
Income tax receivable	437	1,013	—
Fair value of derivatives	3,572	1,487	3,529
Prepaid expenses and other current assets	4,068	2,844	3,495

Total current assets	102,911	101,028	90,386

Noncurrent assets:
Property and equipment, net	48,477	58,213	55,666
Goodwill	148,729	143,552	14,425
Intangible assets, net	24,032	25,387	1,139
Deferred taxes	—	41	604
Other noncurrent assets	4,213	4,103	4,329

Total assets	$328,362	$332,324	$166,549

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$4,422	$3,511	$6,672
Income tax payable	—	—	116
Accrued and other expenses	35,954	25,826	19,831
Fair value of derivatives	—	976	—
Related party short-term debt	28,000	28,000	—
Deferred tax liability	—	—	1,104
Current portion of:
Related-party long-term debt	6,949	—	—
Obligations under finance lease	—	—	145

Total current liabilities	75,325	58,313	27,868

Noncurrent liabilities:
Deferred tax liability	2,084	—	—
Related-party long-term debt	121,548	125,841	—
Asset retirement obligations	2,074	1,943	2,019
Other noncurrent liabilities	1,924	1,003	3,623

Total liabilities	202,955	187,100	33,510

Equity:
EGS Corp. equity:
Common stock—1 Philippine Peso ($0.02 U.S.) par value, 40,000,000 and 20,000,000 shares authorized at December 31, 2008 and September 30, 2009, respectively. 11,640,799 and 116,409 shares issued and outstanding at December 31, 2008 and September 30, 2009	2	240	1,129
Redeemable preferred shares—1 Philippine Peso ($0.02 U.S.) par value, 20,000,000 shares authorized at September 30, 2009, 11,524,390 issued and outstanding at September 30, 2009	238	—	—
Additional paid-in capital	143,364	143,364	100,702
Retained earnings (deficit)	(21,179)	(610)	29,158
Accumulated other comprehensive income	2,982	—	2,050

Total ESG Corp. equity	125,407	142,994	133,039
Noncontrolling interest	—	2,230	—

Total equity	125,407	145,224	133,039

Total liabilities and equity	$328,362	$332,324	$166,549

See accompanying notes to consolidated financial statements.

EGS Corp. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

(In thousands)

	Successor		Predecessor
	Nine Months Ended September 30, 2009	Period From December 12, 2008 to December 31, 2008	Period From January 1, 2008 to December 11, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
	(Unaudited)
Service revenue	$212,236	$14,521	$285,260	$259,942	$195,118

Cost and expenses:
Cost of services	162,638	11,829	216,225	185,715	135,709
Selling and administrative expenses	36,966	2,037	55,519	36,230	30,008
Depreciation and amortization	22,833	1,521	21,503	15,381	10,181

Total cost and expenses	222,437	15,387	293,247	237,326	175,898

Income (loss) from operations	(10,201)	(866)	(7,987)	22,616	19,220
Other income (expenses):
Interest expense and financing charges	(10,690)	(721)	(409)	(1,891)	(5,571)
Interest income	364	49	874	1,195	40
Foreign exchange gain (loss)	54	978	374	(843)	(683)
Other	18	(4)	(42)	187	(159)

	(10,254)	302	797	(1,352)	(6,373)

Income (loss) before income taxes	(20,455)	(564)	(7,190)	21,264	12,847
Income tax provision (benefit)	733	91	1,333	(1,792)	602

Net income (loss)	(21,188)	(655)	(8,523)	23,056	12,245
Net loss attributable to noncontrolling interests	619	45	274	—	—

Net income (loss) attributable to EGS Corp.	$(20,569)	$(610)	$(8,249)	$23,056	$12,245

Comprehensive income (loss):
Net income (loss)	$(21,188)	$(655)	$(8,523)	$23,056	$12,245
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on cash flow hedges	1,563	—	(2,624)	2,050	—
Foreign currency translation adjustments	1,419	—	—	—	—

Total other comprehensive income (loss), net of tax	2,982	—	(2,624)	2,050	—

Comprehensive income (loss)	(18,206)	(655)	(11,147)	25,106	12,245
Comprehensive loss attributable to noncontrolling interests	619	45	274	—	—

Comprehensive income (loss) attributable to EGS Corp.	$(17,587)	$(610)	$(10,873)	$25,106	$12,245

See accompanying notes to consolidated financial statements.

EGS Corp. and Subsidiaries

Consolidated Statements of Changes in Equity

(In thousands, except number of shares)

			ESG Corp. Shareholders (Successor)/eTelecare Global Solutions Shareholders (Predecessor)
	Redeemable Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Non- controlling Interests	Total
	Shares	Amount	Shares	Amount
Predecessor balances, January 1, 2006	—	$—	21,749,346	$832	$17,912	$(5,828)	$—	$—	$12,916
Warrant exercises	—	—	400,812	16	946	—	—	—	962
Stock option exercises	—	—	32,875	1	102	—	—	—	103
Stock compensation expense	—	—	—	—	1,988	—	—	—	1,988
Net income	—	—	—	—	—	12,245	—	—	12,245

Predecessor balances, December 31, 2006	—	$—	22,183,033	849	20,948	6,417	—	—	28,214
Net income	—	—	—	—	—	23,056	—	—	23,056
Unrealized gain on cash flow hedges	—	—	—	—	—	—	2,050	—	2,050

Comprehensive income									25,106
Cumulative effect of adoption of FIN 48	—	—	—	—	—	(315)	—	—	(315)
Proceeds from initial stock offering	—	—	6,325,000	262	75,209	—	—	—	75,471
Stock option exercises	—	—	471,185	18	1,766	—	—	—	1,784
Stock compensation expense	—	—	—	—	2,420	—	—	—	2,420
Tax benefit of stock option exercise	—	—	—	—	359	—	—	—	359

Predecessor balances, December 31, 2007	—	$—	28,979,218	1,129	100,702	29,158	2,050	—	133,039
Net loss	—	—	—	—	—	(8,249)	—	(274)	(8,523)
Unrealized loss on cash flow hedges	—	—	—	—	—	—	(2,624)	—	(2,624)

Comprehensive loss									(11,147)
Stock option exercises	—	—	687,021	28	1,730	—	—	—	1,758
Investment in eTelecare Nicaragua by noncontrolling interest	—	—	—	—	—	—	—	916	916
Stock compensation expense	—	—	—	—	9,234	—	—	—	9,234
Net tax benefit of exercise of stock options	—	—	—	—	1,524	—	—	—	1,524

Predecessor balances, December 11, 2008	—	$—	29,666,239	1,157	113,190	20,909	(574)	642	135,324
Purchase accounting related to acquisition of predecessor	—	—	(29,666,239)	(1,157)	(113,190)	(20,909)	574	(642)	(135,324)

	—	$—	—	$—	$—	$—	$—	$—	$—

Initial capitalization of EGS Corp. (Successor)	—	$—	11,640,799	$240	$143,364	$—	$—	$2,275	$145,879
Net loss	—	—	—	—	—	(610)	—	(45)	(655)

EGS Corp. balances (Successor), December 31, 2008	—	—	11,640,799	240	143,364	(610)	—	2,230	145,224
Net loss (unaudited)	—	—	—	—	—	(20,569)	—	(619)	(21,188)
Unrealized loss on cash flow hedges (unaudited)	—	—	—	—	—	—	1,572	(9)	1,563
Foreign currency translation adjustments (unaudited)	—	—	—	—	—	—	1,410	9	1,419

Comprehensive loss									(18,206)
Acquisition of eTelecare noncontrolling interest (unaudited)	—	—	—	—	—	—	—	(1,611)	(1,611)
Issuance of redeemable preferred stock in exchange for common shares (unaudited)	11,524,390	$238	(11,524,390)	$(238)	—	—	—	—	—
EGS Corp. balances (Successor), September 30, 2009 (unaudited)	11,524,390	$238	116,409	$2	$143,364	$(21,179)	$2,982	$—	$125,407

EGS Corp. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Successor		Predecessor
	Nine Months Ended September 30, 2009	Period From December 12, 2008 to December 31, 2008	Period From January 1, 2008 to December 11, 2008	Year Ended December 31,
				2007	2006
	(Unaudited)
Operating activities
Net (loss) income attributable to EGS Corp.	$(20,569)	$(610)	$(8,249)	$23,056	$12,245
Net loss attributable to noncontrolling interests	(619)	(45)	(274)	—	—

Net (loss) income	(21,188)	(655)	(8,523)	23,056	12,245
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	22,833	1,521	21,503	15,381	10,181
Provisions for:
Doubtful accounts	34	—	22	194	518
Stock compensation costs	—	—	9,234	2,420	1,988
Deferred taxes	883	45	(3,850)	(2,630)	507
Accretion and foreign exchange impact on asset retirement obligations	131	13	(89)	502	168
Loss on disposal of property and equipment	400	—	109	752	198
Excess tax benefits from stock-based awards	—	—	(3,107)	(359)	—
Changes in:
Trade and other receivables	(2,297)	(2,637)	(645)	(16,352)	(8,406)
Prepaid expenses and other current assets	(1,146)	332	(304)	(2,165)	(555)
Trade accounts payable	1,448	(1,378)	(514)	(1,292)	2,720
Accrued and other expenses	12,563	1,377	5,030	3,464	4,982
Fair value of derivatives	(1,491)	(957)	1,351	—	—
Other non-current assets	(176)	(188)	(161)	319	(582)
Other non-current liabilities	966	76	1,899	(464)	(1,492)

Net cash provided by (used in) operating activities	12,960	(2,451)	21,955	22,826	22,472
Investing activities
Acquisition of eTelecare Global Solutions		(255,491)	—	—	—
Acquisition of The Phone House Limited	(4,407)
Acquisition of AOL, Member Services—
Philippines, Inc.	—	—	—	(1,959)	—
Acquisitions of property and equipment	(8,693)	(807)	(24,897)	(34,284)	(17,577)
Acquisition of eTelecare common stock	(3,420)	—	—	—	—
Acquisition of minority interest in eTelecare Nicaragua	(2,050)	—	—	—	—
Change in:
Refundable deposits	59	(1)	(120)	(1,819)	—
Payments for asset retirement obligations	—	—	—	—	(32)

Net cash used in investing activities	(18,511)	(256,299)	(25,017)	(38,062)	(17,609)

EGS Corp. and Subsidiaries

Consolidated Statements of Cash Flows (continued)

(In thousands)

	Successor		Predecessor
	Nine Months Ended September 30, 2009	Period From December 12, 2008 to December 31, 2008	Period From January 1, 2008 to December 11, 2008	Year Ended December 31,
				2007	2006
	(Unaudited)
Financing activities
Proceeds from:
Revolving line of credit	—	—	—	157,342	191,109
Long-term debt	—	—	—	—	9,950
Related party short-term debt	—	28,000	—	—	—
Related party long-term debt	—	125,841	—	—	—
Payments for:
Revolving line of credit	—	—	—	(158,907)	(198,643)
Long-term debt	—	—	—	(28,500)	(3,700)
Obligations under capital lease	—	—	(145)	(606)	(1,479)
Offering costs	—	—	—	(756)	(3,187)
Debt issuance costs	—	—	—	(455)	(331)
Excess tax benefits from stock-based awards arrangements	—	—	3,107	359	—
Proceeds from stock option and warrant exercises	—	—	1,758	1,784	1,065
Proceeds from sale of common shares	—	143,604	—	—	—
Capital contribution from minority shareholder	—	—	916	—	—
Proceeds from public offering	—	—	—	79,414	—

Net cash provided by (used in) financing activities	—	297,445	5,636	49,675	(5,216)
Effect of exchange rate on cash	145	—	—	—	—

Net increase (decrease) in cash and cash equivalents	(5,406)	38,695	2,574	34,439	(353)
Cash and cash equivalents at beginning of period	38,695	—	35,129	690	1,043

Cash and cash equivalents at end of period	$33,289	$38,695	$37,703	$35,129	$690

Supplemental cash flow information
Cash paid (refunded) during the period for:
Interest	$2,204	$10	$—	$2,242	$5,184
Income taxes	(469)	458	863	1,168	(861)
Supplemental information for noncash investing activity:
Accrued capital expenditures in accounts payable	$585	$1,866	$1,341	$3,134	$4,682
Asset retirement obligation recognized	—	—	—	675	484
Interest that was paid-in-kind during the period	2,657	—	—	—	—
Supplemental information for non-cash financing activities:
Lease incentive obligation and deferred rent	$—	$—	$—	$—	$52
Acquisitions:
Fair value of assets acquired, net of cash	$5,913	$290,884	$—	$3,017	$—
Liabilities assumed	(1,506)	(35,393)	—	(1,058)	—

Cash paid, net of cash acquired	$4,407	$255,491	$—	$1,959	$—

See accompanying notes to consolidated financial statements.

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements

1. Background and Basis of Presentation

EGS Corp. (EGS, the Company or the Successor) was incorporated on November 11, 2008 in the Philippines by Newbridge International Investments, Ltd., an affiliate of Ayala Corporation (NIIL) and Providence Equity Partners VI International L.P. (PEP) (collectively, the Purchasers). EGS was organized to purchase or otherwise acquire the issued and outstanding common stock of eTelecare Global Solutions, Inc. (eTelecare or the Predecessor), a company incorporated in the Philippines and registered with the Philippine Securities and Exchange Commission (the Philippine SEC). eTelecare is a provider of business process outsourcing services focusing on the complex, voice-based segment of customer care services.

On September 19, 2008, the Purchasers entered into an acquisition agreement (the Acquisition Agreement) with eTelecare, pursuant to which the Purchasers agreed, among other things and subject to the terms and conditions of the Acquisition Agreement, to commence a tender offer to purchase all of eTelecare’s issued and outstanding common shares listed on the Philippine Stock Exchange and all of its issued and outstanding American Depository Shares (ADSs), traded on the Nasdaq Global Market (collectively, the Common Stock). On December 12, 2008, the tender offer was completed (the Acquisition). As of the expiration of the offer, approximately 18,898,255 common shares and approximately 10,387,391 ADSs were validly tendered in the offer for $9.00 per share cash consideration, which together represented a total of approximately 98.7% of the outstanding common shares of eTelecare as of December 11, 2008. See further discussion at Note 4.

Prior to the Acquisition, EGS was a holding company formed to acquire eTelecare and had no operating activities. eTelecare is deemed to be EGS’s predecessor; therefore, eTelecare’s consolidated balance sheet as of December 31, 2007, consolidated statements of operations and cash flows for the period from January 1, 2008 through December 11, 2008 and the years ended December 31, 2007 and 2006 have been presented for comparative purposes. The results of operations and cash flows of EGS subsequent to the acquisition of eTelecare are not directly comparative to the predecessor eTelecare results of operations and cash flows because the basis for the acquired assets and liabilities of eTelecare have been adjusted to fair value in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations (SFAS 141), and EGS incurred debt to complete the Acquisition.

On April 29, 2009, eTelecare purchased an additional 204,755 shares of its then outstanding common stock at a price of $9.00 per share from Deutsche Bank AG NY for a total purchase price of $1,842. This repurchase increased the ownership interest of EGS in eTelecare to 99.4% of eTelecare’s issued and outstanding common stock.

On July 1, 2009, eTelecare purchased an additional 75,000 shares of its common stock at a price of $9.00 per share from minority shareholders at a purchase price of $671. This repurchase increased the ownership interest of EGS in eTelecare to 99.6% of eTelecare’s issued and outstanding common stock.

On September 2, 2009, eTelecare purchased an additional 100,829 shares of its common stock at a price of $9.00 per share from Deutsche Bank AG NY for a total purchase price of $907. This repurchase increased the ownership interest of EGS in eTelecare to 100% of eTelecare’s issued and outstanding common stock.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company, as well as its wholly-owned and majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

2. Summary of Significant Accounting Policies

Noncontrolling Interests

The Company applies Statement of Financial Accounting Standards No. 160 Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (SFAS 160) for arrangements with noncontrolling interests. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the statement of operations. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that does not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company adopted SFAS 160 on January 1, 2009 and adjusted its December 31, 2008 and 2007 consolidated balance sheets to reflect noncontrolling interests as a component of equity and revised its consolidated statements of operations and comprehensive income for the periods presented prior to January 1, 2009, to include net income (loss) attributable to both the controlling and noncontrolling interests.

Unaudited Financial Information

The accompanying unaudited consolidated financial statements as of and for the nine months ended September 30, 2009 have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and the results of operations for those periods. Operating results for the nine months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2009.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amount reported in these consolidated financial statements and accompanying notes. Although management believes its estimates are reasonable, actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current period presentation.

Concentrations of Risk

In the normal course of business, the Company is exposed to credit risk. The principal concentrations of credit risk are cash and cash equivalents and accounts receivable. The Company regularly monitors credit risk exposures and takes steps to mitigate the likelihood of these exposures resulting in a loss.

The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary, but generally does not require collateral. The Company

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

maintains an allowance for doubtful accounts receivable based upon factors surrounding the credit risk of specific clients, historical trends, and other information. Historically, the Company has not experienced significant losses on uncollectible accounts receivable.

Revenue from significant customers over 10% of total revenues and concentrations of accounts receivable over 10% of total trade and other receivables, net are as follows:

	Percent of Revenue				Accounts Receivable
	Successor	Predecessor			Successor		Predecessor
	September 30, 2009	December 31,			September 30, 2009	December 31,
		2008(1)	2007	2006		2008	2007
	(Unaudited)				(Unaudited)
Customer A	24%	26%	29%	42%	$17,065	$14,030	$5,954
Customer B	17%	22%	22%	18%	7,202	7,831	2,846
Customer C	19%	19%	14%	6%	12,115	12,493	9,034
Customer D	9%	9%	13%	7%	544	4,644	1,696

(1)	Represents revenue for the combined periods January 1, 2008 through December 11, 2008 (Predecessor) and December 12, 2008 through December 31, 2008 (Successor).

The Company has significant operations in the Philippines, and is subject to risks associated with operating in the Philippines including political, social and economic instability and increased security concerns, fluctuation in currency exchange rates, and exposure to different legal standards.

Business Segment

The Company has one reportable segment and, therefore, all segment-related financial information required by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, is included in the consolidated financial statements. The reportable segment reflects the Company’s operating and reporting structure.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments with remaining maturities of three months or less when acquired. Cash and cash equivalents are deposited or managed by major financial institutions and at times are in excess of Federal Deposit Insurance Corporation (FDIC) and Philippine Deposit Insurance Corporation (PDIC) insurance limits.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level considered adequate to provide for uncollectible receivables. The level of allowance is based on historical collections, write-off experience, current economic trends, changes in customer payment terms, and other factors that may affect the ability to collect payments. An evaluation of the receivables, designed to identify changes to the allowance, is performed on a continuing basis during the year using specific identification. Historically, the Company has not experienced significant losses and uncollectible accounts receivable.

Property and Equipment

Property and equipment are stated at cost or fair value for assets acquired through business combinations, less accumulated depreciation, amortization, and any impairment in value.

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Furniture, fixtures and office equipment are depreciated over a five-year life, telecommunications and computer equipment over three- to five-year lives and computer software over three- to five-year lives. Leasehold improvements are amortized over the shorter of their estimated useful life or the remaining term of the associated lease. Expenditures for maintenance and repairs are charged to operations in the period in which the expense is incurred. When assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized.

The Company evaluates the recoverability of the carrying amount of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment charge is recognized when the undiscounted expected cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in operating results. Judgment is used when applying these impairment rules to determine the timing of the impairment test, the undiscounted cash flows used to assess impairments and the fair value of an impaired asset. The dynamic economic environment in which the Company operates and the resulting assumptions used to estimate future cash flows impact the outcome of these impairment tests.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired. Under SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), goodwill is evaluated for potential impairment on an annual basis or whenever events or circumstances indicate that an impairment may have occurred. SFAS 142 requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the estimated fair value of the reporting unit containing goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired and the second step of the impairment test is unnecessary. If the reporting unit’s carrying amount exceeds its estimated fair value, the second step of the test must be performed to measure the amount of the goodwill impairment loss, if any. The second step of the test compares the implied fair value of the reporting unit’s goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of such goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The Company operates in one reporting unit, which is used for impairment testing and the allocation of acquired goodwill. Adverse changes in operating results and/or unfavorable changes in economic factors used to estimate fair values could result in a noncash impairment charge in the future.

Intangible Assets

Intangible assets arising from business combinations are initially recognized at fair value at the date of acquisition and are amortized over their estimated useful life. The Company evaluates the recoverability of the carrying amount of its intangible assets whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. Impairment is indicated when the undiscounted expected cash flows derived for an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value. Intangible assets are amortized using the following useful lives:

Trade names and trademarks	10 years
Customer contracts	3 – 6 years
Customer relationships	4 years

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Asset Retirement Obligations

Under SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS 143), the fair value of legal obligations associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development and the normal operation of a long-lived asset is required to be recognized in the period in which it is incurred. The Company is required either expressly under various lease agreements or through customary business practices required in certain jurisdictions to dismantle the tenant improvements and restore the leased sites to its original condition at the end of the lease contract term. The Company recognizes the fair value of asset retirement obligations when incurred and capitalizes the present value of these costs as part of the carrying value of the related property and equipment. Asset retirement obligations are accreted through a charge to income on a straight-line basis over the related contractual period.

A reliable estimate of market risk premium is not obtainable and therefore is excluded from estimating the fair value of the asset retirement obligation.

Debt Issuance Costs

Issuance costs, underwriting fees and related expenses incurred in connection with the issuance of debt instruments are deferred and amortized using the effective interest rate method over the terms of the instruments. Unamortized debt issuance costs are presented as a deduction from the related liability allocated correspondingly to the current and noncurrent portion and charged to consolidated statements of operations when the related debt is extinguished. Unamortized debt issuance costs of $536 that existed as of the acquisition date were written off in purchase accounting.

Revenue Recognition

Revenue is recognized when it is probable that the economic benefits associated with the transactions will flow to the Company and the amount of revenue can be measured reliably. This is normally demonstrated when: (i) persuasive evidence of an arrangement exists; (ii) the fee is fixed or determinable; (iii) performance of service has been delivered; and (iv) collection is reasonably assured. Almost all of the Company’s revenues are billed and collected in U.S. Dollars given that a majority of its clients are based in the United States.

Service revenue is recognized as services are performed on a per subscriber, per event, per call, per participant or flat monthly fee basis using rates that are detailed in the client contract. Payments received in advance of services performed are recorded as deferred revenue. Certain contracts include performance-based criteria such as confirmed sales transactions or customer satisfaction targets. Revenue is recognized when the performance criteria are met and, therefore, the amount is known and not subject to adjustment. Service revenue also includes reimbursement of certain expenses including telecommunications, training and miscellaneous costs for certain customers.

Cost of Services

Cost of services consists primarily of employee-related costs associated with the services rendered on behalf of a client, as well as communication costs, information technology costs associated with providing services, facilities support, and customer management support costs related to the operation of service centers. These amounts exclude amortization of intangible assets related to acquired customer relationships and contracts.

Foreign Currency Transactions and Translation

Most of the Company’s foreign subsidiaries conduct business primarily in U.S. Dollars and as a result, utilize the U.S. Dollar as their functional currencies. For the translation of financial statements of these

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

subsidiaries, assets and liabilities in foreign currencies that are receivable or payable in cash are translated at current exchange rates while other nonmonetary assets in foreign currencies are translated at historical rates. Gains and losses resulting from the translation of such financial statements are included in the operating results, as are gains and losses incurred on foreign currency transactions.

The Company’s remaining foreign subsidiaries utilize the local currency as their functional currency. The assets and liabilities of these subsidiaries are translated at current exchange rates while revenues and expenses are translated at the average rates in effect for the period. The related translation gains and losses are included in accumulated other comprehensive loss within equity.

Stock-Based Compensation

The Predecessor adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment (SFAS 123(R)) related to its stock-based compensation plan. Share-based compensation cost is measured at the grant date, based on the estimated fair value of the award using the Black-Scholes-Merton, and is recognized as expense over the employee’s requisite service period. EGS does not have a stock-based compensation plan for employees and directors.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for those deferred tax assets for which management cannot conclude that it is more likely than not that such deferred taxes will be realized.

In determining the amount of the valuation allowance, estimated future taxable incomes, as well as feasible tax planning strategies in each taxing jurisdiction are considered. If all or a portion of the remaining deferred tax assets will not be realized, the valuation allowance will be increased with a charge to income tax expense. Conversely, if the Company will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be released to income as a credit to income tax expense.

Fair Value Measurement

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and expands on required disclosures about fair value measurement. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and is applied prospectively. In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157 (FSP 157-2), which delayed the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. FSP 157-2 is effective upon issuance. Therefore, as of January 1, 2008, eTelecare adopted the provisions of SFAS 157 with respect to its financial assets and liabilities only. SFAS 157 defines fair value under generally accepted accounting principles. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

measurement date. Valuation techniques used to measure fair value under SFAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The adoption of SFAS 157, excluding those nonfinancial assets and nonfinancial liabilities exempted by FSP 157-2, did not have a material impact on eTelecare’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected to be reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. As of January 1, 2008, eTelecare elected not to measure certain financial instruments within the scope of SFAS 159 at fair value.

The Company’s financial instruments that are not required to be carried at fair value in accordance with SFAS 157 consist of cash, accounts receivable, accounts payable, related party short-term debt and related party long-term debt.

The carrying value of the Company’s cash, accounts receivable, accounts payable and short-term debt as reported in its consolidated balance sheet approximates fair value due to the short term nature of these instruments. The fair value of the related party long-term debt was estimated at approximately $168,000 as of September 30, 2009, as compared to its carrying value of $128,497. The fair value was approximately $128,000 on December 31, 2008, as compared to its carrying value of $125,841. The fair value reflects the estimated amount that the Company would pay to transfer these obligations to an entity with a credit standing consistent with the Company’s using Level 2 observable inputs. Market information is used to determine the interest rates that would be available to the Company for loans with similar terms and maturities and such information is used to estimate the fair value of related party long-term debt based on discounted cash flows.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS 141(R)). SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interests in the acquiree, as well as the goodwill acquired. Significant changes from current practice resulting from SFAS 141(R) include the expansion of the definitions of a “business” and a “business combination.” For all business combinations (whether partial, full or step acquisitions), the acquirer will record 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settlement; and acquisition-related

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition. SFAS 141(R) also establishes disclosure requirements to enable users to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is not permitted. The Company’s adoption of SFAS 141(R) will impact its consolidated financials for any further business combinations.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (SFAS 161). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The provisions of SFAS 161 are effective for any quarter ending after November 15, 2008. The Company’s adoption of SFAS 161 over the period ended September 30, 2009 did not have an impact on its results of operations, cash flows or financial position.

3. Successor Acquisitions

Acquisition of eTelecare Global Solutions

On December 12, 2008, the Purchasers completed the Acquisition of eTelecare acquiring 29,285,646 shares of Common Stock for $9.00 per share cash consideration. The aggregate purchase price of $255,491 ($293,194 less cash acquired of $37,703) includes direct costs of $29,442 of which $21,724 related to cash paid for the cancelation of eTelecare stock options and restricted stock units held by management and the board of directors and $7,718 of transaction fees paid to third parties. As of the acquisition date the Company owned approximately 98.7% of the outstanding common shares of eTelecare. This acquisition has been accounted for under the purchase method as required under SFAS 141, with EGS as the acquirer.

The following table presents the initial estimate of the fair value of assets acquired and liabilities assumed, including professional fees and other related acquisition costs:

Cash and cash equivalents	$37,703
Trade receivables and others	51,111
Other current assets	9,279
Property and equipment	58,088
Goodwill	143,552
Trade name and trademarks	3,600
Customer contracts	1,600
Customer relationships	20,500
Other assets	3,154

Total assets acquired	328,587

Current liabilities	(30,260)
Long-term liabilities	(2,858)

Total liabilities assumed	(33,118)

Noncontrolling interests	(2,275)

Net assets acquired	$293,194

The total purchase price paid for the acquisition was $255,491. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill and is approximately $143,552.

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Among the factors that contributed to a purchase price in excess of the fair value of the net assets acquired was the acquisition of an assembled workforce of experienced customer service employees.

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event management determines the value of goodwill has become impaired, the Company will incur an accounting charge for the amount of impairment during the period in which the determination is made.

The initial allocation of the purchase price is based on management estimates and assumptions, and other information compiled by management, which utilized established valuation techniques appropriate for the business process outsourcing industry, which were either the income approach, cost approach or market approach, depending upon which was the most appropriate based on the nature and reliability of the data available. The cost approach takes into account the cost to replace (or reproduce) the asset and the effect on the asset’s value of physical, functional and/or economic obsolescence that has occurred with respect to the asset. The market approach is a technique used to estimate value from an analysis of actual transactions or offerings for economically comparable assets available as of the valuation date.

In accordance with EITF Issue No. 95-3, Recognition of Liabilities in Connection with Purchase Business Combination, the Company recorded $586 of severance related costs incurred directly as a result of the acquisition and included such amount as a liability in its purchase price allocation. At December 31, 2008 and September 30, 2009, the outstanding liability was $586 and $0, respectively.

On April 29, 2009, eTelecare purchased an additional 204,755 shares of its common stock at a price of $9.00 per share from Deutsche Bank AG NY for a total purchase price of $1,842. Direct acquisition costs of $20 were expensed when incurred during the nine months ended September 30, 2009. This repurchase increased the ownership interest of EGS in eTelecare to 99.4% of eTelecare’s issued and outstanding common stock. In accordance with SFAS 141(R), the Company accounted for the repurchase of eTelecare common stock as a step acquisition. The value of the noncontrolling interest acquired as a result of the increase in EGS’s ownership interest is $878. The excess of the purchase price of $1,842 over the noncontrolling interest acquired is $964 which is included in goodwill at September 30, 2009.

On July 1, 2009, eTelecare purchased an additional 75,000 shares of its common stock at a price of $9.00 per share from minority shareholders at a purchase price of $670. This repurchase increased the ownership interest of EGS in eTelecare to 99.6% of eTelecare’s issued and outstanding common stock. In accordance with SFAS 141(R), the Company accounted for the repurchase of eTelecare common stock as a step acquisition. The value of the noncontrolling interest acquired as a result of the increase in EGS’s ownership interest is $316. The excess of the purchase price of $670 over the noncontrolling interest acquired is $355 which is included in goodwill at September 30, 2009.

On September 2, 2009, eTelecare purchased an additional 100,829 shares of its common stock at a price of $9.00 per share from Deutsche Bank AG NY for a total purchase price of $907. This repurchase increased the ownership interest of EGS in eTelecare to 100% of eTelecare’s issued and outstanding common stock. In accordance with SFAS 141(R), the Company accounted for the repurchase of eTelecare common stock as a step acquisition. The value of the noncontrolling interest acquired as a result of the increase in EGS’s ownership interest is $406. The excess of the purchase price of $907 over the noncontrolling interest acquired is $501 which is included in goodwill at September 30, 2009.

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Acquisition of The Phone House (Proprietary) Limited

On March 4, 2009, the Company acquired all of the outstanding capital stock of The Phone House (Proprietary) Limited (TPH) from Talk Talk Group Limited (TTG), an affiliate of The Carphone Warehouse Group PLC incorporated in England and Wales and which is a service provider of, amongst other things, mobile and fixed line telecommunications and broadband services. TPH is a South African company which is a provider of contact center and support services in Cape Town, South Africa.

In conjunction with the acquisition, eTelecare entered into and executed an Outsourcing Agreement with TTG and TPH to provide telephone support services to customers of TTG.

The acquisition of TPH has been accounted for using the purchase method in accordance with SFAS 141(R). Accordingly, the purchase price is allocated to the identifiable assets and liabilities of TPH at the date of acquisition using their fair values, with the excess amount recognized as goodwill. The total acquisition cost of TPH was $4,407 (net of $762 cash acquired). In accordance with SFAS 141(R), transaction costs totaling $147 representing primarily legal and due diligence fees were expensed in the period incurred and is included in selling and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

The fair values of the acquired assets and liabilities assumed of TPH on the acquisition date are as follows:

Cash	$762
Property and equipment	929
Goodwill	1,445
Intangible asset—customer contract	2,600
Other assets	939
Trade and other payables	(1,506)

Net assets acquired	$5,169

4. Predecessor Acquisitions

eTelecare Acquisition of AOL Member Services—Philippines, Inc.

On September 28, 2007, the predecessor Company acquired all of the outstanding capital stock of AOL Member Services—Philippines, Inc.,(AOL—Philippines), a wholly owned Philippines subsidiary of AOL, a division of Time Warner Inc (AOL). AOL—Philippines operates a primarily nonvoice customer care and technical support delivery center near Manila to serve the email, chat and other nonvoice needs of existing and potential clients.

Simultaneously with the closing of the acquisition, the predecessor Company and AOL entered into a new service agreement under which eTelecare provides customer support services to AOL.

The acquisition of AOL—Philippines has been accounted for using the purchase method in accordance with SFAS 141. Accordingly, the purchase price is allocated to the identifiable assets and liabilities of AOL—Philippines at the date of acquisition using their fair values, with the excess amount recognized as goodwill. The total acquisition cost of $1,959 (net of $5,626 cash acquired) includes the purchase price and transaction costs representing all incidental costs directly associated with the acquisition.

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The fair values of the acquired assets and liabilities assumed of AOL—Philippines on the acquisition date are as follows:

Cash	$5,626
Property and equipment	1,971
Goodwill	592
Intangible asset—customer contract	160
Other assets	294
Trade and other payables	(1,058)

Net assets acquired	$7,585

The amortization period for the customer contract is one year.

eTelecare Global Solutions Nicaragua

On August 12, 2008, eTelecare entered into a share purchase agreement (the SPA) and a shareholders’ agreement (the Nicaragua SA) with Almori BPO Services, Inc. (Almori), a Texas corporation for the purchase of a 70% interest in eTelecare Global Solutions Nicaragua, S.A. (eTelecare Nicaragua) which operates as a call center based in Nicaragua. In aggregate, eTelecare made an investment of $2,100 for the purchase of the interest and as a capital contribution to eTelecare Nicaragua. Almori owns the remaining 30% interest (the Almori Ownership Interest) in consideration for an initial capital contribution of $900.

The Nicaragua SA includes a put option provision allowing Almori to require eTelecare to purchase the Almori Ownership Interest at any time between August 12, 2010 and August 12, 2013 (the Almori Put Option) at a price equal to (i) 80% of the twelve-month trailing EBITDA multiple of eTelecare (defined as eTelecare’s market value plus market value of interest bearing debt minus total cash and cash equivalents) divided by eTelecare’s twelve-month trailing EBITDA multiplied by the trailing twelve-month EBITDA of the eTelecare Nicaragua plus (ii) the aggregate sum of cash and cash equivalents of eTelecare Nicaragua, less (iii) the market value of the Company’s interest-bearing debt, and then multiplied by the Almori Ownership Interest (collectively, the Almori Ownership Value). The Company’s management has concluded that the Almori Put Option does not meet the SFAS 133 definition of a derivative financial instrument because it does not allow for net settlement. Accordingly, SFAS 133 does not require the Almori Put Option to be bifurcated from the Nicaragua SA and accounted for at fair value.

The Nicaragua SA also includes a call option provision allowing eTelecare to purchase the Almori Ownership Interest at any time after August 12, 2013 at a price equal to the greater of $0.9 million or the Almori Ownership Value.

The Almori Ownership Interest does not meet the SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150) definition of a mandatorily redeemable financial instrument because the shares are conditionally redeemable. Accordingly, Almori’s noncontrolling interest in eTelecare Nicaragua is reflected as a noncontrolling interest in the consolidated financial statements. In the event that the Almori Put Option is exercised, the shares will become mandatorily redeemable as defined by SFAS 150 and would be reclassified as a liability at fair value in the consolidated financial statements at the date of their irrevocable election to exercise and step acquisition accounting would be applied in accordance with SFAS 141(R).

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

On September 30, 2009, eTelecare purchased the 30% minority interest in eTelecare Nicaragua from Almori for $2,050,000. The share purchase increased eTelecare’s ownership in eTelecare Nicaragua to 100%. In accordance with SFAS 141(R), the Company accounted for the repurchase of eTelecare common stock as a step acquisition. The value of the noncontrolling interest acquired as a result of the increase in EGS’s ownership interest is $11. The excess of the purchase price of $2,050 over the noncontrolling interest acquired is $2,039 which is included in goodwill at September 30, 2009.

5. Selected Balance Sheet Information

Balance sheet information is as follows:

	Successor		Predecessor
	September 30, 2009	December 31,
		2008	2007
	(Unaudited)
Trade and other receivables, net
Trade	$55,658	$52,442	$46,697
Other	2,396	2,218	1,377

	58,054	54,660	48,074
Less allowance for doubtful accounts	(946)	(912)	(992)

	$57,108	$53,748	$47,082

Property and equipment, net
Telecommunications and computer equipment	$34,532	$29,068	$49,204
Leasehold improvements	13,917	10,896	16,207
Computer software	11,793	8,251	12,484
Furniture, fixtures and office equipment	5,933	4,624	10,285

	66,175	52,839	88,180
Less accumulated depreciation and amortization	(19,517)	(1,211)	(36,887)

	46,658	51,628	51,293
Add construction-in-progress	1,819	6,585	4,373

	$48,477	$58,213	$55,666

Intangible assets
Customer relationships	$20,500	$20,500	$3,910
Customer contracts	4,200	1,600	—
Trade name and trademarks	3,600	3,600	—
Developed technology	—	—	2,300
Software cost	—	—	1,986

	28,300	25,700	8,196
Impact of foreign exchange	848	—	—
Less accumulated amortization	(5,116)	(313)	(7,057)

	$24,032	$25,387	$1,139

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Amortization expense related to intangibles is as follows:

Successor		Predecessor
Nine Months Ended September 30, 2009	Period from December 12, 2008 to December 31, 2008	Period from January 1, 2008 to December 11, 2008	Year Ended December 31,
			2007	2006
(Unaudited)
$4,803	$313	$792	$1,437	$1,397

As of December 31, 2008, amortization expense for intangible assets is expected to be as follows over the next five years, and thereafter:

2009	$6,018
2010	6,018
2011	5,991
2012	5,219
2013	360
Thereafter	1,781

	Successor		Predecessor
	September 30, 2009	December 31,
		2008	2007
	(Unaudited)
Other noncurrent liabilities
Pension plan liability	$474	$373	$452
Accrued rent	1,099	83	2,031
Lease incentive obligations	—	—	623
Other	351	547	517

	$1,924	$1,003	$3,623

Accrued and other expenses
Accruals for:
Employee salaries, wages and benefits	$14,800	$14,015	$12,708
Accrued interest	6,197	717	3
Communication	2,062	2,366	1,086
Withholding and other taxes payable	1,794	432	2,771
Utilities	642	1,019	414
Professional services	955	447	580
Deferred rent and lease incentive obligations	86	—	1,435
Other	9,418	6,830	834

	$35,954	$25,826	$19,831

6. Stockholders’ Equity

On August 14, 2009, the Board of Directors and stockholders of EGS approved the amendment of its Articles of Incorporation by providing that the originally authorized capital stock of 40,000,000 common shares shall be divided into 20,000,000 common shares and 20,000,000 redeemable preferred shares (RPS) all with the

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

par value of 1 Philippine Peso ($0.02). The Philippine Securities and Exchange Commission (Philippine SEC) approved the amendments on September 14, 2009. In connection with the amendment, EGS exchanged 11,524,390 shares of common stock for an equivalent number of RPS. After the exchange there were 116,409 shares of common stock and 11,524,390 RPS issued and outstanding.

RPS holders have the same voting and dividend rights as common shareholders. In the event of a liquidation or winding-up of EGS, each RPS holder shall have the right to receive out of the assets of the Company available for distribution to shareholders the following amounts before any distributions to common shareholders: (1) if applicable, any dividends due and payable, together with interest thereon, on the RPS; (2) any premium/additional paid-in capital paid on the RPS; and, (3) repayment in full of the par value of the RPS. Each RPS is convertible into common shares on a one to one basis at the option of the holder.

7. Related-Party Debt

Related-party short-term debt consists of the following:

	September 30, 2009	December 31, 2008	Interest Rate	Maturity Date	Accrued Interest as of September 30, 2009	Accrued Interest as of December 31, 2008
	(Unaudited)				(Unaudited)
EGS Dutchco B.V.—Tranche C-1	$9,000	$9,000	12.00%	12/18/2009	$705	$39
AYC Holdings Ltd.—Tranche C-2	9,000	9,000	12.00%	12/18/2009	781	39
EGS Dutchco B.V.—Tranche D-1	5,000	5,000	12.00%	12/18/2009	412	22
AYC Holdings Ltd.—Tranche D-2	5,000	5,000	12.00%	12/18/2009	412	22

Total	$28,000	$28,000			$2,310	$122

Related-party long-term debt consists of the following:

	September 30, 2009	December 31, 2008	Interest Rate	Maturity Date	Accrued Interest as of September 30, 2009	Accrued Interest as of December 31, 2008
	(Unaudited)				(Unaudited)
AYC Holdings Ltd.—Tranche A	$57,656	$55,000	12.00%	12/18/2013	$2,765	$238
AYC Holdings Ltd.—Tranche B	35,841	35,841	18.00%	12/18/2013	1,164	205
Bank of Philippine Island	35,000	35,000	Variable	12/12/2013	142	146

	128,497	125,841
Less current portion	(6,949)	—

Related-party long-term debt	$121,548	$125,841			$4,071	$589

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Short-Term Related-Party Debt

EGS Dutchco B.V. Tranche D-1 Loan and AYC Holdings Ltd. Tranche D-2 Loan

On December 18, 2008, the Company entered into loan agreements with EGS Dutchco B.V. (EGS Dutchco Tranche D-1 Loan), an affiliate of PEP, a related party and AYC Holdings Ltd. (the AYC Tranche D-2 Loan), an affiliate of NIIL, a related party.

The Company received $5,000 related to the EGS Dutchco Tranche D-1 Loan and $5,000 related to the AYC Tranche D-2 Loan (collectively, the Tranche D Loans). The proceeds of the loans were used primarily to fund the Acquisition of eTelecare. The loans have no debt covenants. Principal and interest on the Tranche D Loans are due December 18, 2009. As of September 30, 2009, the EGS Dutchco Tranche D-1 Loan and AYC Tranche D-2 Loan balances were both $5,000.

EGS Dutchco B.V. Tranche C-1 Loan and AYC Holdings Ltd. Tranche C-2 Loan

On December 18, 2008, the Company entered into loan agreements with EGS Dutchco B.V. (EGS DutchCo Tranche C-1 Loan), an affiliate of PEP, a related party and AYC Holdings Ltd. (the AYC Tranche C-2 Loan), an affiliate of NIIL, a related party.

The Company received $9,000 related to the EGS Dutchco Tranche C-1 Loan and $9,000 related to the AYC Tranche C-2 Loan (collectively, the Tranche C Loans). The proceeds of the Tranche C Loans were used primarily to fund the Acquisition of eTelecare. The loans have no debt covenants. Interest is payable on the December 18, 2009 maturity date of the loans.

Long-Term Related-Party Debt

Bank of Philippine Island Loan

On December 12, 2008, the Company entered into a $35,000 loan agreement with the Bank of Philippines Islands—Asset Management and Trust Group, which is an affiliate of the Ayala Corporation and a related party (the BPI Loan). The proceeds of the loan were used primarily to fund the Acquisition of eTelecare. The BPI Loan bears interest at LIBOR plus 500 basis points which is reset on March 15, June 15, September 15 and December 15 of each year and interest is also payable on these dates. The interest rate on the BPI Loan was 7.89% during 2008.

The Company has pledged as collateral all of the Common Stock of eTelecare owned by EGS held by its wholly owned subsidiary, EGS Acquisition Corporation. The agreement has certain financial covenants which require EGS to maintain a Debt Service Coverage Ratio (defined as EBITDA of EGS divided by the sum of all principal and interest payable on the BPI Loan) above 1.25 during each quarter, a Debt-to-Equity Ratio (defined as the ratio of the aggregate indebtedness, as defined in the BPI Loan agreement, to the total equity of EGS Acquisition Corporation) below 2.0 during each quarter and a Loan-to-Value Ratio (defined as the ratio of the principal balance outstanding on the BPI Loan to the book value of the eTelecare Shares pledged as collateral under the agreement) of less than 0.5 at all times. The agreement also requires the Purchasers to maintain beneficial ownership of eTelecare of at least 66.67% and Ayala Corporation to maintain beneficial ownership of at least 33%. As of December 31, 2008 and September 30, 2009, the Company is in compliance with these covenants.

The agreement also provides for certain events of default. The loan has an acceleration clause in the event of loan default that requires the immediate repayment of the principal balance and all interest accrued.

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Deferred debt issuance costs, which pertain to fees and expenses incurred in obtaining BPI Loan, totaled $175 and are included in other current assets in the accompanying consolidated balance sheet. At December 31, 2008, the unamortized debt issuance balance was $173.

AYC Holdings Ltd. Tranche A Loan

On December 18, 2008, the Company entered into a $55,000 loan agreement with AYC Holdings Ltd., a British Virgin Island limited liability company and an affiliate of NIIL, a related party (the AYC Tranche A Loan).

The proceeds of the loan were used to primarily to fund the Acquisition of eTelecare. The Tranche A loan has no debt covenants. Interest payments on the outstanding balance are payable by adding the amount of such interest (less any required withholding taxes) to the aggregate principal amount of the loan (Paid-in-kind) during 2009 on March 15, 2009, June 15, 2009, September 15, 2009 and December 15, 2009. Interest payments on the outstanding balance are due in cash the 15th day of each March, June, September and December of each calendar year beginning in 2010. The AYC Tranche A Loan does not provide for certain events of default and does not contain acceleration clauses or collateral. As of September 30, 2009, the AYC Tranche A Loan balance was $57,656 which included Paid-in-kind interest of $2,657.

On July 15, 2009, the AYC Tranche A Loan agreement was amended to provide for interest adjustments to 12.368% and 12.7679% for the period from September 18, 2009 through December 17, 2009 and the period from December 19, 2009 through March 17, 2010, respectively. The interest rate from March 18, 2010 to maturity is 12%. The amendment also modified the agreement such that interest will no longer be Paid-in-kind on September 15, 2009 and December 15, 2009. The amendments were treated as a debt modification because they were not deemed to be substantial for accounting purposes. A new effective interest rate was determined based on the carrying amount of the original debt and the revised cash flows of the new or amended debt. Interest will be recorded based on the revised effective interest rate of 12.09% beginning on July 15, 2009 through the remainder of the debt term.

AYC Holdings Ltd. Tranche B Loan

On December 18, 2008, the Company entered into a $35,841 loan agreement with AYC Holdings Ltd., a related party (the AYC Tranche B Loan).

The proceeds of the loan were used primarily to fund the Acquisition of eTelecare. The loan has no debt covenants. Interest on the AYC Tranche B Loan begins accruing on July 18, 2009 and is Paid-in-kind on an annual basis beginning on December 18, 2009. Interest expense on the loan is recognized using the effective interest method during the term of the loan. The Tranche B Loan is not collateralized and provides for certain events of default including failure to pay principal and interest payments when due and if EGS makes a general assignment for the benefit of creditors or any proceeding is instituted by or against EGS seeking to adjudicate it bankrupt or insolvent.

The AYC Tranche B Loan is automatically exchanged into shares of EGS at a conversion price of $9.00 per share immediately prior to a change of control (as defined in the agreement), upon the occurrence of a public offering of EGS common stock or upon an event of default. As of September 30, 2009, the AYC Tranche B Loan balance was $35,841.

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

On July 15, 2009, the AYC Tranche B Loan agreement was amended to extend the date when interest begins to accrue on the loan from July 18, 2009 to October 18, 2009. Additionally, the interest rate was modified from a fixed 18% to the following:

Period	Applicable Interest Rate
October 18, 2009 to December 17, 2009	12.00%
December 18, 2009 to December 17, 2010	13.44%
December 18, 2010 to December 17, 2011	15.05%
December 18, 2011 to December 17, 2012	16.86%
December 18, 2012 to December 18, 2013	18.88%

The amendments were treated as a debt extinguishment because they were deemed to be substantial for accounting purposes. A gain of $3.3 million was recognized in the third quarter of 2009, calculated as the difference between the reacquisition price and the net carrying amount of the extinguished debt. Reacquisition price is defined as the amount paid on extinguishment, including a call premium, miscellaneous costs of reacquisition, and the fair value of any securities issued. In addition a new effective interest rate was determined based on the carrying amount of the original debt and the revised cash flows of the new or amended debt and a annual interest rate of 14.98% will be used to record interest expense on a straight line basis over the remainder of the debt term.

Annual maturities related to the Company’s long-term debt are as follows as of December 31, 2008:

2009	$—
2010	9,000
2011	18,000
2012	27,000
2013	71,841

8. eTelecare Revolving Line of Credit

On July 23, 2007, the Company entered into a credit agreement (the Agreement) with Wells Fargo Bank, National Association (Wells Fargo), which will expire in 2011. Pursuant to the terms of the Agreement, Wells Fargo agreed to extend a revolving line of credit to eTelecare in the maximum aggregate amount of $25,000 (the Revolving Line of Credit), the proceeds of which shall be used to support the Company’s working capital. The Agreement called for an upfront fee payment to Wells Fargo of $125.

The Revolving Line of Credit bears interest either (i) at the Prime Rate or (ii) at the fixed rate of Libor plus 1.25.

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Deferred debt issuance costs, which pertain to fees and expenses incurred in obtaining the Revolving Line of Credit, are included in the “Prepaid expenses and other current assets” and “Other noncurrent assets” in the accompanying consolidated balance sheet at December 31, 2007. Activity related to deferred debt issuances costs are as follows:

Unamortized debt issuance costs at January 1, 2007	$532
Additions	455
Amortization	(252)

Unamortized debt issuance costs at December 31, 2007	735
Amortization during the period from January 1, 2008 through December 11, 2008	(199)

Balance at December 12, 2008	536
Amount written off in purchase price allocation	(536)

Balance at December 31, 2008	$—

The remaining unamortized debt issuance costs related to the Revolving Line of Credit at December 11, 2008 were written off in purchase accounting in accordance with SFAS 141.

The Agreement contains certain covenants which include, among other terms and conditions, limitations on eTelecare’s ability to create, incur, assume or permit indebtedness, dispose of assets, pay dividends, make guarantees, and acquire, consolidate or merge with another entity. Additionally, the Agreement also provides certain financial covenants which require the Company to maintain: minimum levels of earnings before interest, tax, depreciation and amortization, a maximum tangible net worth ratio, and maximum capital expenditures determined on a consolidated financial statement basis. The Agreement also provides for certain events of default, but it does not contain any subjective acceleration features and does not have any required payment or principal reduction schedules. As of December 31, 2008 and September 30, 2009, the Company is in compliance with these covenants.

The Agreement is collateralized by a continuing security interest on all rights, titles and interests to all currently existing and hereafter acquired cash deposits, trade receivables, property and equipment and substantially all other assets owned by eTelecare.

On March 16, 2009, the respective Boards of Directors of eTelecare and EGS Acquisition Corporation approved the merger of the two companies with eTelecare Global Solutions, Inc. remaining as the surviving corporation (the EGS Acquisition and eTelecare Merger). The EGS Acquisition and eTelecare Merger shall be effective on the fifth business day following the issuance by the Philippines Securities and Exchange Commission of a Certificate of Merger. The merger was consummated on September 2, 2009. Upon consummation of the EGS Acquisition and eTelecare Merger, the Company was in violation of the Revolving Line of Credit’s covenant prohibiting consolidation or merger with another entity and as of September 30, 2009 is unable to borrow against the line of credit. There are no amounts outstanding on the line of credit as of December 31, 2008 and September 30, 2009.

9. Asset Retirement Obligations

The Company is required either expressly under various lease agreements or through customary business practices in certain jurisdictions to dismantle the tenant improvements and restore the leased sites to their original condition at the end of the lease contract terms. The lease agreements for office spaces contain a provision which obligates the Company to pay for the cost of restoration at the end of the lease contract term.

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Cost of restoration includes expected expenditures in order to dismantle the tenant improvements and restore the leased sites in the same condition as it was found at the commencement of the lease.

A summary of changes in asset retirement obligations is as follows:

	Successor		Predecessor
	Nine Months Ended September 30, 2009	December 12, 2008 to December 31, 2008	January 1, 2008 to December 11, 2008	Year ended December 31,
				2007	2006
	(Unaudited)
Balance at beginning of period	$1,943	$—	$2,019	$1,884	$1,264
Liabilities assumed in acquisition of Predecessor	—	1,930	—	—	—
Additions during the period	—	—	—	163	484
Accretion expense	119	13	189	195	326
Payments	—	—	—	—	(32)
Foreign exchange (gain) loss	12	—	(278)	337	—
Adjustment at retirement	—	—	—	(560)	(158)

Balance at end of period	$2,074	$1,943	$1,930	$2,019	$1,884

There were no payments of asset retirement obligations for the period ending September 30, 2009, or years ended December 31, 2008 and 2007.

10. Derivative Financial Instruments

Although substantially all of the Company’s revenue is derived from client contracts invoiced and collected in U.S. dollars, a significant portion of the Company’s cost of services and selling and administrative expenses are incurred and paid in Philippine pesos. Accordingly, the Company’s financial position, financial performance and cash flows are affected by fluctuations in the value of the Philippine peso relative to the U.S. Dollar, the functional and reporting currency of the Company’s United States and Philippines based operations.

Predecessor Accounting

To partially hedge against currency changes between the Philippine peso and U.S. dollar, eTelecare implemented a hedging strategy beginning in 2007. This strategy consisted of a rolling hedge program that entailed contracting with third-party financial institutions to acquire zero cost, nondeliverable forward contracts that were expected to cover approximately 80% of Philippine peso-denominated forecasted expenses for the current quarter, 60% of the forecasted peso expenses for the next quarter, 40% of the forecasted peso expenses for two quarters out and finally, 20% of forecasted peso expenses for three quarters out.

Until the Acquisition, the foreign currency forward contracts that are used to hedge this exposure were designated as cash flow hedges in accordance with the criteria established in SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 133 requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment. For accounting purposes, effectiveness refers to the cumulative changes in the fair value of the derivative instrument being highly correlated to the inverse changes in the fair value of the hedged item. Based on the criteria established by SFAS 133, all of eTelecare’s cash flow hedge contracts were deemed effective. If any ineffectiveness arose, it would have been recorded in the consolidated statements of operations. There were no ineffective hedges recognized in the consolidated statements of operations for the period January 1, 2008 through

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 11, 2008 or for the year ended December 31, 2007. The derivative instruments were recorded in the eTelecare consolidated balance sheets as either an asset or liability measured at its fair value, with changes in the fair value of qualifying hedges recorded in “Accumulated other comprehensive income” account, a component of equity. The settlement of these derivatives resulted in reclassifications from equity to earnings in the period during which the hedge transaction affects earnings.

A total of $2,050 of unrealized gains net of tax of $1,104 and $574 of unrealized losses, net of tax of $0, on derivative instruments as of December 31, 2007 and December 11, 2008, respectively, were recorded in “Accumulated other comprehensive income” in the consolidated balance sheet. Upon the Acquisition, in accordance with SFAS 141, all previously unrealized gains (losses) were removed from accumulated other comprehensive income as the underlying hedge arrangements were recorded at fair value.

For the period January 1, 2008 through December 11, 2008 and the year ended December 31, 2007, the Company recorded a loss of $(5,203) and gain of $517, respectively, for settled hedge contracts. These gains (losses) are reflected in the cost of services and selling and administrative expenses in the consolidated statements of operations.

eTelecare also entered into foreign exchange forward contracts to reduce the short-term effect of foreign currency fluctuations related to accrued liabilities that are denominated in Philippine peso. The gains and losses on these forward contracts are intended to offset the transaction gains and losses on the Philippine Peso obligations. These gains and losses are recognized in earnings as eTelecare elected not to classify the contracts for hedge accounting treatment. The values of these contracts are assets of $375 as of December 31, 2007 and are included in “Fair value of derivatives” account in the consolidated balance sheet. The Company recognized a loss of $(1,309) and a gain of $1,035 on these contracts for the period January 1, 2008 through December 11, 2008 and for the year ended December 31, 2007, respectively, which is recorded within “Foreign exchange gain (loss)” account in the consolidated statements of operations.

The table that follows summarizes the fair value of derivative instruments in the consolidated balance sheet at December 31, 2007:

	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under Statement 133:
Foreign currency cash flow contracts	Current assets—fair value of derivatives	$3,148	Current liabilities—fair value of derivatives	$—
Derivatives not designated as hedging instruments under Statement 133:
Foreign currency balance sheet contracts	Current assets—fair value of derivatives	381	Current liabilities—fair value of derivatives	—

Total derivatives		$3,529		$—

Successor Accounting

Upon the Acquisition, EGS made the determination that it would no longer designate for hedge accounting its foreign currency forward contracts that existed as of that date. Upon the Acquisition, the net liability balance assumed related to unrealized foreign currency forward contracts was $574. Subsequent to the Acquisition unrealized gains and losses on the foreign currency forward contracts that were entered into prior to the

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Acquisition will be reflected in “Foreign exchange gain (loss)” in the consolidated statements of operations until the contracts settle. For the nine months ended September 30, 2009 and for the period December 12, 2008 through December 31, 2008 the Company recognized a gain of $174 and $869, respectively, associated with the change in fair value of these contracts in “Foreign exchange gain (loss).”

Subsequent to the Acquisition, the Company entered into foreign currency forward contracts that have been designated as cash flow hedges in accordance with the criteria established in SFAS 133. The purpose of these contracts is to partially hedge against currency changes between the Philippine peso and U.S. Dollars. Effective March 15, 2009, the Company revised the policy of the rolling hedge program that entails contracting with third-party financial institutions to acquire zero cost, nondeliverable forward contracts previously followed by the Predecessor. Under the revised policy the nondeliverable forward contracts are expected to cover approximately 80% of the forecasted peso expenses for the next quarter, 70% of the forecasted peso expenses for two quarters out, 50% of the forecasted peso expenses for three quarters out, 40% of the forecasted peso expenses for four quarters out and 20% of forecasted peso expenses for five quarters out.

As of September 30, 2009 and December 31, 2008, a gain of $1,573 and $0, respectively, related to unrealized cash flow hedge gains (losses), both amounts net of tax of $0, were recorded in “Accumulated other comprehensive income (loss)” in the consolidated balance sheet.

For the nine months ended September 30, 2009 and for the period December 12, 2008 through December 31, 2008, the Company recorded a loss of $(632) and $0, respectively, for settled cash flow hedge contracts. This gain is reflected in the cost of services and selling and administrative expenses in the consolidated statements of operations. As of September 30, 2009 and December 31, 2008, the notional amount of the outstanding derivative instruments designated for hedge accounting is summarized as follows:

	As of September 30, 2009	As of December 31, 2008
	(Unaudited)
Local Currency (Philippine Peso) denominated	4,121,564	—
US Dollar denominated	$83,665	$—

The Company also entered into foreign exchange forward contracts to reduce the short-term effect of foreign currency fluctuations related to accrued liabilities that are denominated in Philippine peso. The gains and losses on these forward contracts are intended to offset the transaction gains and losses on the Philippine Peso obligations. These gains and losses are recognized in earnings as the Company elected not to classify the contracts for hedge accounting treatment. The value of these contracts is an asset of $247 and $216 as of September 30, 2009 and December 31, 2008, respectively, and is included in the “Fair value of derivatives” account in the consolidated balance sheet. The Company recognized a gain of $190 and $88 on these contracts for the year ended September 30, 2009 and for the period from December 12, 2008 through December 31, 2008, respectively, which is included in the “Foreign exchange gain (loss)” account in the consolidated statements of operations.

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The table that follows summarizes the fair value of derivative instruments, on a net basis by financial institution, in the consolidated balance sheet at September 30, 2009 and December 31, 2008:

	Asset Derivatives			Liability Derivatives
		Fair Value			Fair Value
	Balance Sheet Location	September 30, 2009	December 31, 2008	Balance Sheet Location	September 30, 2009	December 31, 2008
		(Unaudited)			(Unaudited)
Derivatives designated as hedging instruments under Statement 133:
Foreign currency cash flow contracts	Current assets -fair value of derivatives	$1,573	$—	Current liabilities - fair value of derivatives	$—	$—
Derivatives not designated as hedging instruments under Statement 133:
Foreign currency cash flow contracts	Current assets - fair value of derivatives	1,752	1,271	Current liabilities - fair value of derivatives	—	(976)
Foreign currency balance sheet contracts	Current assets - fair value of derivatives	247	216	Current liabilities - fair value of derivatives	—	—

Total derivatives		$3,572	$1,487		$(0)	$(976)

Assets and (liabilities) measured at fair value on a recurring basis are as follows:

	Fair Value	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation Technique
September 30, 2009 (Unaudited)
Foreign currency cash flow agreements	$3,325	$—	$3,325	$—	(1)
Foreign currency balance sheet agreements	247	—	247	—	(1)

December 31, 2008
Foreign currency cash flow agreements	295	—	295	—	(1)
Foreign currency balance sheet agreements	216	—	216	—	(1)

(1)	The Company’s foreign currency agreements are not traded on a market exchange. The fair values are based on quotes received by the Company from financial institutions based on their assessment of the termination value of the underlying derivative instrument as of the date provided. Their estimate is based on a variety of pricing factors, which include the market price of the derivative instrument available in the dealer-market. The Company has consistently applied these calculation techniques to all periods presented.

11. eTelecare Initial Public Offering and Subsequent Delisting

On March 27, 2007, eTelecare entered into a binding underwriting agreement for its initial public offering (IPO) in the United States of 11,000,000 common shares in the form of 5,500,000 ADS at an initial offering price per ADS of $13.50. The ADSs began trading on the NASDAQ Global Market on March 28, 2007. The $69.1 million proceeds, net of underwriting discounts and commissions of $5.2 million, were received on April 2, 2007, which was the closing date of the offering. On April 3, 2007, proceeds from the public offering were used to pay

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

term loans A and B and line of credit amounts of $9.7 million, $17.5 million, and $9.1 million, respectively. On April 5, 2007, eTelecare received additional proceeds of $10.3 million, net of underwriting discounts and commissions of $844,000, as a result of the exercise by the underwriters over-allotment option to purchase an additional 825,000 ADSs from the Company.

On May 5, 2009, eTelecare filed a Form 15F with the United States Securities and Exchange Commission (US SEC) to terminate the registration of its common stock, and its par value two Philippine pesos, represented by American Depositary Shares. Upon filing Form 15F, eTelecare’s reporting obligations with the US SEC were immediately suspended and the deregistration was effective August 5, 2009.

On October 23, 2009, the Philippine SEC approved the delisting of EGSI’s common shares with the Philippine SEC.

12. eTelecare Share-Based Payments and Employee Benefits

eTelecare Share-Based Payments

The Acquisition resulted in the cancelation of all the outstanding stock options and restricted stock units effective December 11, 2008. All outstanding options with an exercise price per share less than $9.00, whether unvested or vested (the In-the-money Options), were cancelled in exchange for a cash payment equal to the intrinsic value immediately prior to the close of the acquisition. Any outstanding vested and unvested options with an exercise price per share greater than $9.00 (the Out-of-the-money Options) were canceled with no value exchanged. All outstanding restricted stock units, whether vested or unvested, immediately prior to the Acquisition, were cancelled in exchange for a cash payment equal to the number of restricted stock units multiplied by $9.00.

Prior to the Acquisition, eTelecare had a Key Employees’ Stock Option Plan (KESOP) and a 2006 Stock Incentive Plan (the Incentive Plan).

A total of 15,300,000 shares were approved for issuance under the KESOP. The stock options typically had a term of 5 to 10 years and vested over a period of four years from the date of grant, with 25% of the grant vesting at each anniversary date.

In October 2006, eTelecare adopted the Incentive Plan which was effective as of the date of the IPO outside the Philippines pursuant to a registration statement filed by the Company with the U.S. SEC. The Plan allows for awards in the form of restricted shares, stock units, and options (which may constitute incentive stock options or nonstatutory stock options) or stock appreciation rights. On November 13, 2006, the Company’s stockholders approved the adoption of the Plan.

The aggregate number of shares authorized for issuance under the Plan shall not exceed 552,795 shares which was the number of shares remaining available for grant of awards under the KESOP on the effective date of the Plan, plus an annual increase on the first day of each fiscal year during the term of the Plan, beginning July 1, 2007, in an amount equal to the lesser of (i) 2,000,000 shares, (ii) 3% of the outstanding shares on June 30 of such fiscal year, or (iii) an amount determined by the BOD. The maximum shares added through annual increases may not exceed 15,000,000 shares.

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following tables summarize the information on the activity of stock options under the Predecessor plan described above for the periods ended:

	Period from January 1, 2008 through December 11, 2008		Year Ended December 31, 2007		Year Ended December 31, 2006
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
Balance at beginning of year	4,968,825	$5.30	5,275,950	$2.40	3,690,200	$1.86
Granted	362,353	7.24	442,688	10.69	1,789,000	3.42
Exercised	(687,021)	2.69	(471,185)	3.79	(32,875)	1.55
Expired or cancelled	(4,471,731)	5.76	(9,028)	4.24	—	—
Forfeited	(172,426)	7.78	(269,600)	7.24	(170,375)	1.68

Outstanding at end of period	—	$—	4,968,825	$5.30	5,275,950	$2.40

Exercisable at end of period	—	$—	3,456,059	$4.20	3,149,325	$1.89

There are no stock options outstanding as of December 31, 2008 or September 30, 2009.

The weighted average fair value of eTelecare’s granted options at grant date was $4.21, $5.48 and $1.45 for the period from January 1, 2008 through December 11, 2008 and the years ended December 31, 2007 and 2006, respectively. Such amounts were estimated using the Black-Scholes-Merton option pricing model with the following weighted average assumptions during each period:

	2008	2007	2006
Expected volatility	58.8%	58.8%	49.1%
Expected dividend yield	0.0%	0.0%	0.0%
Risk free interest rate	3.3%	4.2%	5.0%
Expected life	6.2 years	6.25 years	4.1 years

Expected volatility was based upon stock volatility of comparable companies within the same industry as eTelecare. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

The total intrinsic value of options exercised between January 1, 2008 and December 11, 2008 and the year ended 2007 is $2,124 and $3,445, respectively. As of December 31, 2007, the total intrinsic value of outstanding and exercisable stock options was approximately $16,700. As of December 31, 2007, the total unrecognized compensation cost related to unvested awards was approximately $3,800. As of December 31, 2008, there was no unrecognized compensation.

The total amount of compensation cost for share-based payment arrangements recognized in the consolidated statements of operation was $9,235, $2,420 and $1,988 for the period January 1, 2008 through December 11, 2008 and for the years ended December 31, 2007 and 2006, respectively. Of the $9,235 of stock compensation expense recognized for the period January 1, 2008 through December 11, 2008, $6,466 was due to the cancelation of the stock options and restricted stock units that occurred as part of the acquisition of eTelecare. The restricted stock units and stock options were canceled and $21,752 of cash was paid related to the cancelation to holders of these equity instruments. There was no outstanding equity awards during the period from December 12, 2008 through December 31, 2008 and the nine months ended September 30, 2009.

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

401(K) Retirement Plans

The Company maintains a 401(K) retirement plan, a defined contribution retirement plan, for eligible employees. Employees are eligible to participate on the first day of the month following two months of service and attaining the age of 21. Under the terms of the plan, employees are entitled to contribute from 1% to 90% of their total compensation, within limitations established by the Internal Revenue Code of United States. The Company will match 50% of the first 6% of each employee’s contribution and may also contribute additional amounts, all subject to a four year graded vesting schedule. The cost of employer contributions to the plan were $23, $540, $322 and $247 for the periods January 1, 2008 through December 11, 2008, December 12, 2008 through December 31, 2008 and the years ended December 31, 2007 and 2006, respectively. The Company’s U.S. subsidiaries still maintain a 401(K) plan that stopped accepting contributions effective October 1, 2007 when the new 401(K) retirement plan covering all eligible employees was implemented. This inactive plan did not contain an employer match feature. It is the Company’s intention to eventually roll the funds in the Company’s U.S. subsidiaries’ plan into the new 401 (K) plan.

13. Income Taxes

The following table represents the U.S. and foreign components of income (loss) before the provision for income tax (in thousands):

	Successor	Predecessor
	Period from December 12, 2008 to December 31, 2008	Period from January 1, 2008 to December 11, 2008	Year Ended December 31,
			2007	2006
Foreign*	$(687)	$(11,015)	$19,193	$15,985
United States	123	3,825	2,071	(3,138)

Total	$(564)	$(7,190)	$21,264	$12,847

*	Foreign jurisdictions include the Philipppines, Nicaragua, United Kingdom and Singapore.

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The provision (benefit) for income taxes includes U.S. federal, U.S. state and foreign taxes currently payable and those deferred because of temporary differences between the financial statement and the tax basis of assets and liabilities. The components of the provision (benefit) for income taxes are as follows (in thousands):

	Successor	Predecessor
	Period from December 12, 2008 to December 31, 2008	Period from January 1, 2008 to December 11, 2008	Year Ended December 31,
			2007	2006
Current:
U.S. federal	$2	$3,421	$453	$4
U.S. state and local taxes	—	—	—	—
Foreign	43	658	385	91

Total current	45	4,079	838	95

Deferred:
U.S. federal	36	(2,340)	(2,012)	452
U.S. state and local taxes	10	(406)	(644)	55
Foreign	—	—	26	—

Total deferred	46	(2,746)	(2,630)	507

Total	$91	$1,333	$(1,792)	$602

The Company is registered with the Philippine Export Zone Authority (PEZA) as an Economic Export Enterprise under RA No. 7916, otherwise known as the Special Economic Zone Act of 1995, to develop and operate a call center business that serves overseas clients by providing customer relationship management services. As a registered enterprise, the Company is entitled to certain tax and nontax incentives which include, among others, tax and duty-free importations, exemption from local taxes and income tax holiday (ITH) for three, four or six years (duration depends on the type of holiday granted) from start of commercial operations with the possibility of one or two-year extensions.

The current income tax holidays expire at staggered dates through 2012. Two of the Company’s delivery center sites’ ITH’s were due to expire in the second half of 2008. The extension of the incentives for the two sites was approved by PEZA in the first quarter of 2009 (effective upon expiry in 2008), essentially allowing for an additional two years of tax holiday with expiration in 2010. The next anticipated expiring income tax holiday is in the second half of 2009 for three of its delivery center sites. Two of the sites with an expiring ITH are not eligible for extension. For the other site, the Company intends to apply for an extension prior to expiration. While no assurance can be given at present, it is the current practice of PEZA to grant extensions on such tax holidays as a means of attracting foreign investment in specified sectors, including the outsourcing industry.

Under the PEZA registration, the Company shall be liable for a final tax in lieu of all taxes after the expiration of its ITH incentives. The final tax is computed at 5% of gross income less allowable deductions typically characterized as direct costs as defined in RA No. 7916 and shall be paid and remitted in accordance with the amendments contained in RA No. 8748 as follows:

a.	Three percent (3%) to the National Government; and

b.	Two percent (2%) to be remitted directly by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

In addition to the tax incentives listed above, eTelecare Clark Services, Inc., the wholly owned Philippines subsidiary acquired from AOL on September 28, 2007, is registered with the Clark Special Economic Zone (CSEZ) and is liable for a final tax of 5% of gross income less allowable deductions.

eTelecare Nicaragua received approval from the Free Trade Zone Commission to be a user in the Free Trade Zone Regime and is entitled to the tax incentives established under the Export Industrial Free Zones Legislation. The benefit of operating in a Free Trade Zone include an exemption from all taxes including the corporate income tax, property tax, municipal tax, value-added tax, and withholding tax for remittances on interest and fees for certain services paid to foreign providers. This benefit is for a ten year period provided eTelecare Nicaragua complies with various requirements set forth by the government with a 60% exemption for all subsequent years. For the period January 1, 2008 through December 11, 2008 and December 12, 2008 through December 31, 2008 eTelecare Nicaragua did not realize any benefit of the tax holiday due to the overall loss in Nicaragua.

The statutory income tax rate in the Philippines for years 2008, 2007, and 2006 is 35% for taxable income derived from nonregistered activities, or 5% on gross income (less allowable deductions) with respect to income derived from activities covered by PEZA or CSEZ registration. Effective January 1, 2009, the Philippine statutory income tax rate on nonregistered activities is reduced from 35% to 30%. The Company had minimal taxable income from nonregistered activities and the 5% tax on gross income because of its ITH incentives in the years ended December 31, 2008, 2007 and 2006. Going forward, the effective overall Philippine income tax rate will vary as the revenue generating activity at each delivery center becomes taxable upon expiration of the ITH applicable to that center. For the years ended December 31, 2007 and 2006, the Company estimated the benefit of the tax holiday in the Philippines to be $6,699 and $5,555, respectively. For the period January 1, 2008 through December 11, 2008 and December 12, 2008 through December 31, 2008, the Company did not realize any benefit of the tax holiday due to the overall loss in the Philippines. The Company’s U.S. subsidiaries, which are taxed based on the taxable income as determined under the U.S. Tax Code, are subject to federal and state income tax rates of 34.0% and 5.0%, respectively.

The reconciliation between the Philippine statutory income tax rate and the Company’s effective rate is as follows:

	Successor	Predecessor
	Period from December 12, 2008 to December 31, 2008	Period from January 1, 2008 to December 11, 2008	Year Ended December 31,
			2007	2006
Philippine statutory income tax rate	35.0%	35.0%	35.0%	35.0%
Income tax holiday on registered activity with PEZA	(48.7)	(65.2)	(31.5)	(43.2)
United States income taxes as different rates	(4.3)	(1.7)	2.0	8.1
Valuation allowance	(0.1)	2.6	(12.9)	4.4
Reversal of taxes previously accrued	0.5	10.7	(1.9)	—
Other	1.5	0.0	0.9	0.4

Total effective rate	(16.1)%	(18.5)%	(8.4)%	4.7%

Philippine income taxes have not been provided on the undistributed earnings of the U.S. subsidiaries over which the Company has sufficient influence to control the distribution of such earnings and have determined that such earnings have been reinvested indefinitely. Should the Company elect in the future to repatriate a portion of

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

the U.S. earnings so invested, the Company could incur income tax expense on such repatriation, net of any available deductions and foreign tax credits. This would result in additional income tax expense beyond the computed expected provision in such periods.

The significant components of deferred tax assets and liabilities are as follows (in thousands):

	Successor	Predecessor
	December 31, 2008	December 31, 2007
Deferred tax assets:
Net operating loss and credit carryforwards	$3,343	$348
Amortization of intangibles	1,663	1,427
Lease incentive obligation	—	355
Employee benefits	915	1,467
Deferred rent	10	229
Other	123	274

Total deferred tax assets	6,054	4,100
Valuation allowance	(24)	(210)

Net deferred tax assets	6,030	3,890
Deferred tax liabilities:
Deferred revenue	(167)	—
Depreciation	(600)	(863)
Amortization of intangibles	(1,963)	—
Amortization of goodwill	(18)	(1,272)
Foreign exchange hedging gains	—	(1,104)

Total deferred tax liabilities	(2,748)	(3,239)

Net deferred tax asset (liabilities)	$3,282	$651

The net current and noncurrent portions of deferred tax assets and liabilities are as follows (in thousands):

	Successor	Predecessor
	December 31, 2008	December 31, 2007
Net current deferred tax asset	$3,241	$1,151
Net current deferred tax liability	—	(1,104)
Net noncurrent deferred tax asset	41	604

Net deferred tax asset	$3,282	$651

During the years ended December 31, 2008, and 2007, the valuation allowance decreased by approximately $(186) and $(2,755) respectively. The 2008 change in the valuation allowance resulted primarily from a decrease in the valuation allowance in the Philippines on unrealized foreign exchange losses. The 2007 change in the valuation allowance resulted from the release of the valuation allowance on U.S. deferred taxes of $3,027, offset partially by an increase in the valuation allowance in the Philippines on unrealized foreign exchange losses. During 2007, the Company re-evaluated the recoverability of its deferred tax assets and the need for a valuation allowance. Several factors related to the recoverability of the Company’s deferred tax assets including the utilization of primarily all of the U.S. federal and state net operating losses in 2007, the elimination of interest

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

expense in 2007 from the pay down of debt with IPO proceeds, and three years of cumulative U.S. profitability provided enough positive evidence to support the full release of the U.S. valuation allowance in fourth quarter of 2007. The release of the valuation allowance on U.S. deferred taxes provided a one-time favorable income tax benefit in the amount of $3,027 in the fourth quarter of 2007. The valuation allowance remaining at the end of 2008 relates to Philippine deferred taxes as the Company believes it is more likely than not that the related benefits will not be realized.

As of December 31, 2008, the U.S. federal and state net operating loss carryforwards were approximately $4,798 and $4,471, respectively, which expire in varying amounts through 2028. The Company also has U.S. federal and state credit carryforwards at December 31, 2008 of approximately $930 and $560, respectively. Approximately $793 of the federal credits expire in varying amounts through 2028, with the remaining federal and state credits that do not expire. The Company anticipates it will be able to fully utilize all of the U.S. federal and state net operating loss and credit carryforwards prior to expiration, however, the utilization of the federal net operating losses at December 31, 2008 is subject to limitation based on the change in ownership rules of Section 382 of the Internal Revenue Code.

Tax benefits of approximately $1,524 and $359 related to the exercise of employee stock options and other employee stock programs were recorded in equity during the period January 1, 2008 through December 11, 2008 and the year ended December 31, 2007, respectively, in accordance with SFAS 123R.

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), requires that companies recognize the effect of a tax position in their consolidated financial statements if there is a greater likelihood than not of the position being sustained upon audit based on the technical merits of the position. The Company adopted the provisions of FIN 48 effective January 1, 2007. The adoption of FIN 48 resulted in a cumulative adjustment of $315 recorded as a decrease to the January 1, 2007 balance of retained earnings. As of December 31, 2008 and 2007, the Company had approximately $1,083 and $1,458, respectively, of unrecognized tax benefits. Of these amounts approximately $114 and $186, respectively, relate to accrued interest and penalties. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision and annual effective tax rate.

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

During the period January 1, 2008 to December 11, 2008, the Company released approximately $789 of unrecognized tax benefits due to the expiration of the statute of limitations which had a permanent impact on the Company’s effective tax rate. The unrecognized tax benefits at December 31, 2008 relate to foreign, US, and state jurisdictions. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$1,633
Increases related to current year tax positions	283
Increases related to prior year tax positions	98
Expiration of the statute of limitations for the assessment of taxes	(556)
Settlements with tax authorities	—

Balance at January 1, 2008	1,458
Increases related to current period tax positions	283
Increases related to prior year tax positions	116
Expiration of the statute of limitations for the assessment of taxes	(771)
Settlements with tax authorities	—

Balance at December 11, 2008	1,086
Increases related to current period tax positions	15
Expiration of the statute of limitations for the assessment of taxes	(18)

Balance at December 31, 2008	$1,083

The entire amount of unrecognized tax benefits at December 31, 2008 would, if recognized, reduce the Company’s annual effective tax rate. The Company anticipates approximately $222 of the December 31, 2008 balance will be recognized in the next 12 months due to expiration of the statute of limitations.

The Company operates in and files income tax returns in various jurisdictions in the Philippines, United Kingdom, Nicaragua, Singapore and the United States which are subject to examinations by the tax authorities. With few exceptions, the Company is no longer subject to income tax examinations for years before 2005. The Company is currently under audit by the Internal Revenue Service for tax year 2007 and by the Arizona Department of Revenue for tax years 2004 – 2006. Although there can be no assurance as to the ultimate disposition of these audits, the Company believes that the outcome will not have a material effect on its financial position, results of operation or cash flows.

Interim Period Ended September 30, 2009 (Unaudited)

For the nine months ended September 30, 2009 the Company’s effective tax rate was (3.6%), which included a favorable impact for one-time discrete benefits totaling $163, or 0.8%. These discrete benefits recognized during the nine months ended September 30, 2009 related to the recognition of previously unrecognized income tax benefits due to the close of 2005 Philippines statute of limitations and the reduction of the Company’s 2008 Philippines tax liability due to PEZA granting an extension of the income tax holidays for two of the Company’s Philippine sites.

As of September 30, 2009, the Company had unrecognized tax benefits of approximately $1,269. The entire amount of unrecognized tax benefits at September 30, 2009 would, if recognized, reduce the Company’s annual

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

effective tax rate. The Company anticipates approximately $65 of the September 30, 2009 balance will be recognized in the next 12 months due to expiration of the statute of limitations.

The Company recognizes interest and penalties relating to unrecognized tax benefits in income tax expense. The Company has accrued approximately $32 of accrued interest and penalties related to uncertain tax positions at September 30, 2009 which are included as a component of the total unrecognized tax benefit of approximately $1,269.

14. Geographic Operations

The following table includes certain geographic information regarding the Company’s operations. Revenue is generally attributed to the location where the services are performed.

	Successor		Predecessor
	Nine Months Ended September 30, 2009	December 12, 2008 to December 31, 2008	January 1, 2008 to December 11, 2008	Year ended December 31,
				2007	2006
	(Unaudited)
Revenue:
Americas	$81,529	$5,706	$107,419	$104,837	$106,183
Philippines	124,482	8,815	177,841	155,105	88,935
South Africa	6,225	—	—	—	—

	$212,236	$14,521	$285,260	$259,942	$195,118

	Successor		Predecessor
	September 30, 2009	December 31,
		2008	2007
	(Unaudited)
Long-lived assets:
Americas	$61,622	$64,231	$40,719
Philippines	158,658	167,024	34,840
South Africa	6,217	—	—

Total	$226,497	$231,255	$75,559

15. Commitments and Contingencies

Legal Matters

The Company is the defendant in the employment matter of James Dreyfuss vs. ETelecare Global Solutions-US, Inc. filed in the United States District Court, Southern District of New York on February 4, 2008. In the matter, James Dreyfuss, who served as eTelecare’s Regional Vice President of Sales, has asserted the following claims against the Company: (1) two counts of breach of contract; (2) violation of New York Labor Law Sections 190 et seq. (3) quantum merit; (4) unjust enrichment; (5) breach of covenant of good faith and fair dealing; and (6) promissory estoppel. Mr. Dreyfuss seeks compensatory damages in an amount to be proven at trial, penalties under New York Labor Law Section 198, pre- and post-judgment interest and costs and expenses for such suit, including attorney’s fees. The parties have filed cross motions for summary judgment and await the court’s rulings on the same. While the Company cannot predict with certainty the outcome of the litigation, it does not believe a liability is probable; therefore, no provision has been recorded in the financial statements.

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

On November 20, 2006, eTelecare received an assessment letter from the Philippine Social Security System (SSS) alleging that eTelecare had insufficiency remitted employee social security contributions. The Company continues to negotiate with the SSS and has accrued $210 at December 31, 2008 based on its estimate of the probable settlement related to this matter.

The Company is subject to other legal proceedings and claims, which have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters and the proceedings disclosed above, it is the opinion of the Company’s management, based upon the information available at this time, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Operating Leases

The Company has a number of lease agreements covering office space and certain equipment that are accounted for as operating leases. A majority of the lease agreements for office spaces have rent escalations which increase monthly rent payments over the lease terms and provide for a renewal option under negotiated terms and conditions upon expiration. The Company records rental expense on a straight-line basis over the base, noncancelable lease terms. Any difference between the calculated expense and amount actually paid is recognized as accrued rent. Accrued rent is reflected as current or noncurrent liability depending on its expected date of reversal. Rent expense incurred under operating leases was $12,284, $632, $13,197, $11,278 and $7,400 for the unaudited nine months ended September 30, 2009, the period from December 12, 2008 through December 31, 2008, the period from January 1, 2008 through December 11, 2008, and the years ended December 31, 2007 and 2006, respectively.

Associated with operating leases, the Company periodically receives tenant improvement allowances from lessors. The Company records the value of these improvements and amortizes the assets over the term of the lease. An offsetting obligation is recorded as a lease incentive obligation and amortized as a reduction to lease expense on a straight-line basis.

Following are the schedule of future minimum lease payments for outstanding operating lease agreements as of December 31, 2008:

2009	$12,523
2010	11,658
2011	10,143
2012	5,021
2013	2,826
Thereafter	10,860

EGS Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

16. Subsequent Events

The Company has evaluated events and transactions occurring subsequent to September 30, 2009 through the date of the issuance of the financial statements, in accordance with SFAS No. 165, Subsequent Events. During this period, there were no recognized subsequent events requiring recognition in the financial statements and no nonrecognized subsequent events requiring disclosure other than the following:

Acquisition of EGS by Stream

In August 2009, Stream Global Services, Inc.(“Stream”), a global provider of customer relationship management and other business process outsourcing services and EGS entered into a definitive agreement to combine in a stock-for-stock exchange (the “Combination”). On October 1, 2009, the Combination closed with the Purchasers transferring their entire ownership interest in EGS consisting of 116,409 shares of EGS common stock and 11,524,390 EGS RPS to Stream in exchange for Stream shares and cash. On the same day, AYC Holdings transferred the Tranche B Loan to Stream in exchange for Stream shares. After closing, the pre-Combination Stream and EGS stockholders owned approximately 57.5% and 42.5%, respectively, of the combined entity. In connection with the closing of the Combination, EGS repaid its related party short-term and long-term debt excluding the Tranche B Loan with cash on hand and proceeds of $103,615 in borrowings from SGS Netherlands Investment Corporation B.V. (“BV3”), and indirect wholly-owned subsidiary of Stream.

Redemption of RPS and Repayment of the Tranche B Loan

On December 9, 2009, EGS exercised its option under its amended Articles of Incorporation to redeem 9,331,742 RPS and paid the corresponding redemption price through the assignment and transfer in favor of BV3 of a portion of the shares held in its wholly-owned subsidiary eTelecare Global Solutions – US, Inc. (ETEL-US).

On December 14, 2009, EGS exercised its option under its amended Articles of Incorporation by redeeming 1,187,866 RPS and paid the corresponding redemption price through the assignment and transfer in favor of BV3 of the shares in its wholly-owned subsidiary eTelecare Global Solutions – Singapore Pte. Ltd.

On December 31, 2009, EGS repaid the Tranche B Loan to Stream by assigning to Stream its remaining ETEL-US shares.

$200,000,000

Stream Global Services, Inc.

11.25% Senior Secured Notes due 2014

PROSPECTUS

Until the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.